Exhibit 99.1

[*] = Certain information contained in this document, marked by brackets, has been omitted because it is both not material and is the type of information that we treat as private or confidential.

SNDL INC.

and

NOVA CANNABIS INC.

IMPLEMENTATION AGREEMENT

December 20, 2022

i

SCHEDULES & APPENDICES

SCHEDULE A	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE B	REPRESENTATIONS AND WARRANTIES OF SNDL
SCHEDULE C	KEY REGULATORY APPROVALS

APPENDIX A	STRATEGIC PARTNERSHIP AGREEMENT
APPENDIX B	AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT
APPENDIX C	AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT
APPENDIX D	AMENDED AND RESTATED COLLABORATION AND FINANCIAL REPORTING AGREEMENT
APPENDIX E	NEW CREDIT AGREEMENT

ii

IMPLEMENTATION AGREEMENT

THIS AGREEMENT is made as of December 20, 2022,

AMONG:

SNDL INC., a corporation existing under the laws of the Province of Alberta (“SNDL”)

- and -

NOVA CANNABIS INC., a corporation existing under the laws of the Province of Alberta (the “Company”, and together with SNDL, the “Parties”, and each a “Party”)

WHEREAS:

A.	SNDL and the Company wish to enter this Agreement for the purpose of implementing the Transactions.
B.	The Company Board and the Special Committee have each, after consultation with their financial and legal advisors and after receipt of the Fairness Opinion, unanimously determined that the Transactions are fair to Company Shareholders (other than SNDL and its affiliates) and that the Transactions are in the best interests of the Company, and the Company Board, following the receipt of a unanimous recommendation from the Special Committee, has unanimously resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders vote in favour of the Transaction Resolution.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1          Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Action” means, with respect to any Person, any litigation, legal action, lawsuit, claim, audit, demand, arbitration, indictment, enquiries, contractual dispute resolution process, administrative, investigative proceedings, examination or other proceeding (whether civil, administrative, contractual, quasi-criminal or criminal) before any Governmental Entity against or involving such Person or its business or affecting its assets.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106—Prospectus Exemptions.

“Agreement”, “this Agreement”, “herein”, “hereto” and “hereof” and similar expressions refer to this arrangement agreement, as the same be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and, where applicable, to the Schedules hereto, the Company Disclosure Letter and the SNDL Disclosure Letter.

“Alcanna” means Alcanna Inc., a corporation incorporated pursuant to the laws of Canada.

“Alcanna Company Shares” means the 35,750,000 Company Shares held by Alcanna.

1

“Amended and Restated CFR Agreement” has the meaning ascribed thereto in Section 2.2(1)(d).

“Amended and Restated Investor Rights Agreement” has the meaning ascribed thereto in Section 2.2(1)(c).

“Amended and Restated Management and Administrative Services Agreement” has the meaning ascribed thereto in Section 2.2(1)(b).

“Appurtenances” means with respect to any real property: (a) all buildings, structures, fixtures, improvements and appurtenances located on or forming part of that real property, including those under construction; and (b) all rights of way, licenses, rights of occupation easements or other similar rights appurtenant to and for the benefit of that real property.

“Asset Purchase Agreement” means the asset purchase agreement to be entered into between SNDL and the Company on the Effective Date in respect of the conveyance of all of SNDL's right, title and interest in and to the SNDL Transferred Store Assets to the Company (or to an affiliate as directed by the Company).

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence (including Cannabis Retail Licences) or similar authorization of any Governmental Entity having jurisdiction over the Person, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

“Award” means any judgment, decree, injunction, ruling, award, decision, determination, finding or order of any Governmental Entity.

“Books and Records” means, with respect to any Person, books and records of such Person, including books of account, Tax records, sales and purchase records, customer and supplier lists, technical documents including specifications, bills of materials and business reports, whether in written or electronic form.

“Breaching Party” has the meaning ascribed thereto in Section 4.8(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, New York, New York or Calgary, Alberta.

“cannabis” has the meaning given to such term in the Cannabis Act (Canada).

“Cannabis Laws” means, collectively: (i) the Laws of Canada and each of the provinces and territories therein applicable to the production, manufacture, cultivation, importation, exportation, advertisement, marketing, promotion, sale and/or distribution of cannabis, cannabis products and/or related products, including, without limitation, the Cannabis Retail Laws, the Cannabis Act (Canada), the Cannabis Regulations (Canada) and the Excise Act, 2001 (Canada); and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policy statements, orders and rulings of the applicable Governmental Entity in each such jurisdiction.

“cannabis product” has the meaning given to such term in the Cannabis Regulations (Canada).

“Cannabis Retail Laws” means, collectively: (i) the Laws of each of the provinces and territories of Canada applicable to the manufacture, advertisement, marketing, promotion, wholesale purchase, wholesale sale, retail sale and/or distribution of cannabis, cannabis products and/or related products and the establishment, ownership and/or operation of cannabis retail stores, including, without limitation, the Cannabis Licence Act, 2018 (Ontario), the Gaming, Liquor and Cannabis Act (Alberta) and the Cannabis Control (Saskatchewan) Act; and (ii) the respective regulations and rules made and forms prescribed under such Laws, together with all applicable and legally enforceable published policies, orders, rulings, terms and conditions, handbooks and guidelines of the applicable Governmental Entity in each such jurisdiction.

2

“Cannabis Retail Licences” means, collectively, all licences, permits, authorizations, certifications and other approvals that may be issued or granted pursuant to any Cannabis Retail Laws which authorize the holder thereof (and/or any directors, officers, employees, contractors and/or advisors of the holder thereof): (i) to advertise, market, promote, wholesale purchase, sell at the retail level, supply and/or distribute cannabis products; (ii) to establish, own and/or operate cannabis retail stores; and/or (iii) to engage in any activities that contribute to or are otherwise involved in any of the foregoing.

“CFR Agreement” means the collaboration and financial reporting agreement dated March 22, 2021 between Alcanna and the Company.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d)(ii).

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement (including, for certainty, the Transactions) and except as disclosed in writing to SNDL on or prior to the date of this Agreement, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104—Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to the Company, or the Company Shareholders or any other securityholder of the Company (including any take-over bid initiated by advertisement or circular) and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of the Company that, when taken together with the shares and other securities of the Company held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of the Company or rights or interests therein and thereto;
(b)	any direct or indirect acquisition or purchase of 20% or more of the Company Assets or any joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase;
(c)	an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving the Company;
(d)	any take-over bid, issuer bid, exchange offer or similar transaction involving the Company; or
(e)	any other transaction involving the Company that would or could reasonably be expected to materially reduce the benefits to SNDL of the Transactions or would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Transactions.

“Company Board” means the board of directors of the Company as constituted from time to time.

3

“Company Board Recommendation” means the unanimous determination of the Company Board, after consultation with legal and financial advisors and following the receipt of the unanimous recommendation of the Special Committee, that the Transactions are fair to the Company Shareholders (other than SNDL and its affiliates) and in the best interests of the Company and the unanimous recommendation of the Company Board to the Company Shareholders that they vote in favour of the Transaction Resolution.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to holders of Common Shares of the Company in connection with the Company Meeting.

“Company’s Constating Documents” means the articles of incorporation and by-laws of the Company and all amendments to such articles or by-laws.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Company to SNDL with this Agreement.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR since January 1, 2020.

“Company Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, affairs, operations, financial condition or results of operations of the Company, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting the retail alcohol industry in jurisdictions in which the Company operates;
(b)	any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;
(c)	any epidemic, pandemic (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of this Agreement) or outbreaks of illness or other health crisis or public health event;
(d)	any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;
(e)	any change in applicable generally accepted accounting principles, including IFRS;
(f)	any earthquake, flood or other natural disaster;
(g)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;
4

(h)	any action taken (or omitted to be taken) by the Company which is required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to or expressly requested by SNDL in writing;
(i)	any matter which has been disclosed by the Company in the Company Disclosure Letter or in the Company Filings prior to the date hereof;
(j)	the execution, announcement, pendency or performance of this Agreement or consummation of the Transactions;
(k)	the failure of the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(j) above); or
(l)	any change in the market price of the Company Shares (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(k) above), or any suspension of trading in the Company Shares on the TSX;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Company and its Subsidiaries operate, such effect may be taken into account in determining whether a Company Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Company Material Adverse Effect” has occurred.

“Company Material Contract” means (i) any Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect, including, without limitation; (ii) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of [*] in the aggregate; (iii) any Contract under which Indebtedness in excess of [*] is or may become outstanding; (iv) any Contract under which the Company is obligated to make or expects to receive payments in excess of [*] annually or [*] over the remaining term other than any leases or subleases; (v) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds [*]; (vii) any Contract that limits or restricts in any material respect (A) the ability of the Company to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company may sell products; (viii) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements; (ix) all Contracts required to be filed in the Company Filings; (x) each material partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement; (xi) any Contract which provides for change of control, severance, retention or related payments or benefits to directors, officers or employees of the Company; (xii) any Contract under which the Company is, or may become, obligated to pay any amount in respect of any indemnification obligations, purchase price adjustments or otherwise in connection with any (A) acquisition or disposition of assets or securities (other than the sale of inventory in the ordinary course of business), (B) merger, consolidation or other business combination, or (C) a series or group of related transactions or events of the type specified in the immediately preceding clauses (A) and (B); and (xiii) any Contract that is a settlement or similar agreement with any Governmental Entity or order or consent of a Governmental Entity to which the Company is subject involving future performance by the Company or its respective affiliates, in each case that is material to the Company and its Subsidiaries, taken as a whole.

5

“Company Meeting” means that annual general and special meeting of the holders of Common Shares of the Company to be held in accordance with the date contemplated in Section 4.1(a), or such other date as may be determined by the Company, to consider, among other things the Transaction Resolution.

“Company Share” means a common share in the capital of the Company.

“Company Share Distribution” means the distribution of Alcanna Company Shares to shareholders of SNDL, to be distributed pro rata in accordance with Section 2.5.

"Company Share Transfer" has the meaning ascribed thereto in Section 2.4(1).

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

"Company Transferred Intellectual Property" means the Intellectual Property and Intellectual Property Rights of the Company set forth in the Company Disclosure Letter.

“Contract” means any legally binding agreement, commitment, engagement, contract, licence, lease, obligation, note, mortgage, indenture, franchise, arrangement, understanding, undertaking, joint venture, or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which a Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject, other than the Company Employee Plans and SNDL Employee Plans, as applicable.

“Credit Agreement” means the amended and restated revolving credit facility dated June 16, 2022 between SNDL, as lender, and the Company, as borrower, for an aggregate principal amount of up to $15,000,000.

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system.

“Effective Date” means the date that is two (2) Business Days after the satisfaction or waiver of the conditions set forth in Article 3 (other than the conditions that by their nature are to be satisfied on such date, but subject to the satisfaction or waiver of those conditions at such time), or such other later date as the Parties agree to in writing, acting reasonably.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to the protection, investigation or restoration of public health and safety, noise control, pollution, hazardous substances, remediation, reclamation or the protection of the environment, and all Authorizations issued pursuant to such Laws or Contracts.

“Expense Reimbursement” has the meaning ascribed thereto in Section 8.2.

“Fairness Opinion” means the fairness opinion of Eight Capital that the Transactions are fair, from a financial point of view, to the Company Shareholders (other than SNDL and its affiliates).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, Securities Authority, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange, or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract.

6

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Intellectual Property” means all intellectual property and information of whatever nature or kind, in all cases whether or not subject to any Intellectual Property Rights and whether or not fixed in any medium or reduced to practice, including without limitation: (i) software, source code and source materials; (ii) business names, trade names, domain names, social media account names, trading styles, logos, trade secrets, industrial designs and copyright protected works; (iii) inventions, formulae, product formulations, processes and processing methods, technology and techniques; (iv) know-how, trade secrets, research and technical data; and (v) studies, findings, algorithms, instructions, guides, manuals and designs.

“Intellectual Property Rights” means: (i) any and all worldwide proprietary rights provided under (A) patent law, (B) copyright law, (C) trademark law, (D) design patent or industrial design law, (E) semi-conductor chip or mask work law, or (F) any other applicable statutory provision or common law principle, including trade secret law, that may provide a right in ideas, formulae, algorithms, concepts, inventions, works, or know-how, or the expression or use thereof, and including all past, present, and future causes of action, rights of recovery, and claims for damage, accounting for profits, royalties, or other relief relating, referring, or pertaining to any of the foregoing; and (ii) any and all applications, registrations

“Intellectual Property Transfer Agreement” means the intellectual property asset purchase agreement to be entered into on the Effective Date between SNDL and the Company, in respect of the conveyance of the Company Transferred Intellectual Property from the Company to SNDL.

“Investor Rights Agreement” means the investor rights agreement dated March 21, 2022 between Alcanna and the Company.

“Key Regulatory Approvals” means the Regulatory Approvals set forth in Schedule C hereto, and such other approvals agreed to by the Parties.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Award, order, injunction, judgment, decree, direction, decision, ruling, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise; and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to a Party or other Person, means such Laws as are applicable to such Party or Person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or its or their business, undertaking, property or securities.

“Liens” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Management and Administrative Services Agreement” means the management and administrative services agreement between the Company and Alcanna dated March 22, 2021, as may be amended or supplemented from time to time.

7

“Matching Period” has the meaning ascribed thereto in Section 6.4(1)(d).

“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions.

“Minority Shareholder Approval” means approval of the Transaction Resolution by a simple majority of the votes attached to the Common Shares cast on the Transaction Resolution by holders of Common Shares present at the Company Meeting in person or by proxy, excluding the Common Shares beneficially owned or controlled, directly or indirectly, by SNDL or its affiliates, as required by Part 8 of MI 61-101.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“Money Laundering Laws” means any Law governing financial recordkeeping and reporting requirements, including the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity, including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, and any applicable money laundering-related laws of other jurisdictions where the Company or the Purchaser, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.

“NASDAQ” means the NASDAQ Capital Market.

“New Credit Agreement” has the meaning ascribed thereto in Section 2.2(1)(e).

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings.

"Ordinary Course" means, with respect to an action taken by a Party (or its affiliates or Subsidiaries), that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Party (and its affiliates or Subsidiaries) consistent with past practice, as the same may be varied, in good faith and on a commercially reasonable basis.

“Outside Date” means June 30, 2023, or such later date as may be agreed to in writing by the Parties.

“Parties” has the meaning ascribed thereto in the preamble and “Party” means either one of them.

“Permitted Liens” means, as of any particular time and in respect of any Person, each of the following Liens:

(a)	the reservations, limitations, provisos and conditions expressed in the original grant from the Crown and recorded against title and any statutory exceptions to title;
(b)	inchoate or statutory liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of real or personal property;
(c)	registered easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real property (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used);
8

(d)	encroachments that do not materially impair or affect the current use or value of any real property and minor defects or irregularities in title to any real property;
(e)	Liens for Taxes not yet due or in respect of which an applicable reserve has been made;
(f)	Liens imposed by Law and incurred in the Ordinary Course for obligations, including in respect of pledges or deposits under workers’ compensation, social security or similar Laws, for amounts not yet due or delinquent, or that are otherwise being contested in good faith by appropriate proceedings and in respect of which an applicable reserve has been made;
(g)	zoning and building by-laws and ordinances, airport zoning regulations, regulations made by public authorities and other restrictions affecting or controlling the use or development of any real property;
(h)	registered agreements affecting real property with any municipal, provincial or federal governments or authorities and any public utilities, including (without limitation) subdivision agreements, development agreements, and site control agreements, in each case that do not, individually or in the aggregate, materially and adversely impair the current use and operation thereof (assuming its continued use in the manner in which it is currently used);
(i)	any notices of leases registered on title and licenses of occupation;
(j)	Liens as listed and described in the Company Disclosure Letter or the SNDL Disclosure Letter, as applicable;
(k)	purchase money liens and liens securing rental payments under capital lease arrangements; and

such other imperfections or irregularities of title or Lien that, in each case, do not materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision, determination, non-objection or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or otherwise no longer be effective, in each case required in connection with the transactions that are the subject of the Transactions, including, without limitation, the Key Regulatory Approvals.

9

“Representative” means, with respect to a Party, any legal, financial or other professional advisor or agent of a Party or its wholly-owned Subsidiaries.

“Returned Shares” means the 14,258,555 Alcanna Company Shares which shall be returned to the Company for cancellation pursuant to Section 2.4.

“Securities Authority” means the Alberta Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada and, in the case of SNDL, also includes the United States Securities and Exchange Commission (the “SEC”).

“Securities Laws” means the Securities Act (Ontario), the Securities Act (Alberta) and any other applicable Canadian provincial and territorial securities Laws, rules, regulations and published policies thereunder and, in the case of SNDL, also includes applicable U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Transfer Agreement” means the share transfer agreement to be entered into on the Effective Date between Alcanna and the Company in respect of the Company Share Transfer.

“SNDL” has the meaning ascribed thereto in the preamble hereto.

“SNDL Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by SNDL to the Company with this Agreement.

"SNDL Leased Properties" means all real property or Appurtenances leased or subleased by SNDL or any of its affiliates, in whole or in part, related to the SNDL Transferred Stores.

“SNDL Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, affairs, operations, financial condition or results of operations of SNDL and SNDL Subsidiaries, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting the cannabis production industry and retail cannabis industry in jurisdictions in which SNDL and SNDL Subsidiaries operate;
(b)	any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;
(c)	any epidemic, pandemic (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of this Agreement) or outbreaks of illness or other health crisis or public health event;
(d)	any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;
10

(e)	any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to cannabis businesses, the cannabis industry and the business of manufacturing cannabis and cannabis products;
(f)	any earthquake, flood or other natural disaster;
(g)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;
(h)	any action taken (or omitted to be taken) by SNDL or any SNDL Subsidiary which is required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to or expressly requested by the Company in writing;
(i)	any matter which has been disclosed by SNDL in SNDL Disclosure Letter or in SNDL Filings prior to the date hereof;
(j)	the execution, announcement, pendency or performance of this Agreement or consummation of the Transactions;
(k)	the failure of SNDL to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a SNDL Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(i) above); or
(l)	any change in the market price of any securities of SNDL (it being understood that the causes underlying such change in market price may be taken into account in determining whether a SNDL Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(j) above), or any suspension of trading in securities generally on any securities exchange on which any securities of SNDL trade;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on SNDL and SNDL Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which SNDL and SNDL Subsidiaries operate, such effect may be taken into account in determining whether a SNDL Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “SNDL Material Adverse Effect” has occurred.

"SNDL Transferred Stores" the cannabis retail locations operating under the "Spiritleaf" and "Superette" banners as listed in the SNDL Disclosure Letter.

"SNDL Transferred Store Assets" means all of the right, title and interest of SNDL (or its applicable affiliate(s)) in and to the assets, properties, Authorizations, leases or other privileges (whether under Contract or otherwise) of SNDL and its applicable affiliates related to the SNDL Transferred Stores.

"SNDL Transferred Store Leases" has the meaning ascribed thereto in Schedule B.

“Special Committee” means the special committee established by the Company Board in connection with the Transactions.

“Strategic Partnership Agreement” has the meaning ascribed thereto in Section 2.2(1)(a).

11

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106—Prospectus Exemptions.

“Superior Proposal” means any bona fide written Company Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company on a consolidated basis that did not result from a breach of Article 6 and: (i) that is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Company Acquisition Proposal; (ii) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board after receipt of advice from its financial advisors and outside legal counsel, that any financing required to complete such Company Acquisition Proposal has been obtained or is reasonably likely to be obtained; (iii) that is not subject to a due diligence condition and/or access condition; (iv)  in respect of which the Company Board and/or any relevant committee thereof determines in good faith (after receipt of advice from its financial advisors and outside legal counsel that such Company Acquisition Proposal would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Transactions (including any amendments to the terms and conditions of the Transactions proposed by SNDL pursuant to Section 6.4(2)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 6.4(1)(b).

“Support Agreements” means voting support agreement dated as of the date hereof between SNDL and each of the Supporting Shareholders.

“Supporting Shareholders” means each of the directors and executive officers of the Company, together with their respective affiliates, that hold Company Shares (as calculated on a fully diluted basis) as of the date hereof.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as may be amended from time to time.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all Employment Insurance, Canada Pension Plan, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed in respect of Taxes.

“Terminating Party” has the meaning ascribed thereto in Section 4.8(3).

12

“Termination Notice” has the meaning ascribed thereto in Section 4.8(3).

“Transactions” means, collectively, the consummation of the transactions contemplated by the Transaction Agreements, the Company Share Transfer and the Company Share Distribution.

“Transaction Agreements” means, collectively, the Strategic Partnership Agreement, the Amended and Restated Management and Administrative Services Agreement, the Amended and Restated Investor Rights Agreement, the Amended and Restated CFR Agreement, the New Credit Agreement, the Asset Purchase Agreement and the Intellectual Property Transfer Agreement.

“Transaction Resolution” means the shareholders’ resolution to be put forth at the Company Meeting seeking the Minority Shareholder Approval.

"TSX" means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means United States federal securities laws, including the U.S. Securities Act and the U.S. Exchange Act, and any applicable securities laws of any state of the United States.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“wilful breach” means a material breach of this Agreement that is a consequence of any act undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 1.2          Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.
(b)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.
(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(d)	Phrasing. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, “paragraph” and “Schedule” followed by a number or letter mean and refer to the specified Article, Section paragraph of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means (i) copies of the subject materials were included in the Data Room, or (ii) the subject material was listed in the Company Disclosure Letter or referred to in the Data Room and copies were provided to SNDL.
13

(e)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.
(f)	Knowledge. Where any representation or warranty is expressly qualified by reference to the “knowledge of the Company”, it is deemed to refer to the actual knowledge of Marcie Kiziak and Cameron Sebastian after due and reasonably diligent inquiry. Where any representation or warranty is expressly qualified by reference to “knowledge of SNDL”, it is deemed to refer to the actual knowledge of Zachary George, Jim Keough and Kristine Dow after due and reasonably diligent inquiry.
(g)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.
(h)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Calgary time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Calgary time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.
(i)	Time References. References to time are to local time, Calgary, Alberta, unless otherwise stated.
(j)	Schedules. The schedules attached to this Agreement, the Company Disclosure Letter and SNDL Disclosure Letter form an integral part of this Agreement for all purposes of it.
(k)	Company Disclosure Letter. The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.
(l)	SNDL Disclosure Letter. The SNDL Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Article 2
The Transactions

Section 2.1          Transactions

The Parties agree that the Transactions will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Transaction Agreements.

14

Section 2.2          Transaction Agreements

(1)	Subject to the terms of this Agreement, SNDL and the Company hereby covenant and agree:
(a)	to enter into, and to cause their respective subsidiaries to enter into, a strategic partnership agreement, substantially in the form set out in Appendix A, including the documents required to be executed in connection therewith (collectively, the “Strategic Partnership Agreement”);
(b)	to amend and restate the Management and Administrative Services Agreement, substantially in the form set out in Appendix B (the “Amended and Restated Management and Administrative Services Agreement”);
(c)	to amend and restate the Investor Rights Agreement, substantially in the form set out in Appendix C (the “Amended and Restated Investor Rights Agreement”);
(d)	to amend and restate the CFR Agreement, substantially in the form set out in Appendix D (the “Amended and Restated CFR Agreement”); and
(e)	to extinguish the indebtedness outstanding under the Credit Agreement in a manner reasonably satisfactory to the Company and SNDL and to concurrently enter into an agreement contemplating a new credit facility made available by SNDL to the Company, substantially in the form set out in Appendix E (the “New Credit Agreement”).
(2)	On the Effective Date, each of the Company and SNDL will, and will cause the applicable affiliates thereof to, duly execute and deliver the Strategic Partnership Agreement, the Amended and Restated Investor Rights Agreement, the Amended and Restated Management and Administrative Services Agreement, the CFR Agreement and the New Credit Agreement.

Section 2.3          Asset Purchase and Sale

On the Effective Date, each of the Company and SNDL shall, or shall cause their applicable affiliates, to enter into the Asset Purchase Agreement and the Intellectual Property Transfer Agreement and consummate the transactions contemplated thereunder, each in forms reasonably satisfactory to the Parties.

Section 2.4          Company Share Transfer

(1)	On the Effective Date, in connection with and as partial consideration of the Company entering into the Transactions, SNDL shall cause Alcanna to transfer and convey to the Company, all of its right, title and interest in and to the Returned Shares for consideration of $1.00 and the Company shall purchase the Returned Shares free and clear of all Liens and any rights of others, pursuant to the terms of the Share Transfer Agreement (the “Company Share Transfer”).
(2)	As soon as practicable following the consummation of the Company Share Transfer, the Company shall return the Returned Shares to treasury for cancellation.

Section 2.5          Company Share Distribution

(1)	SNDL shall distribute the Company Share Distribution to holders of common shares of SNDL, on a pro rata basis, in accordance with the terms and conditions of this Section 2.5, provided that SNDL shall not complete the Company Share Distribution prior to the Company Meeting.
(2)	All costs and expenses incurred by Nova to facilitate the implementation of the Corporation Share Distribution shall be borne by SNDL.
15

(3)	The Company shall take all actions that SNDL may reasonably deem to be necessary or desirable to complete the distribution of the Company Share Distribution pursuant to Section 2.5(1) subject to the limitations of this Section 2.5.
(4)	SNDL covenants that it shall complete the Company Share Distribution only in such a manner that complies with all applicable Securities Laws and in reliance upon applicable exemptions from prospectus, registration or qualification requirements in any jurisdiction in which the Company Share Distribution is proposed to be completed. SNDL acknowledges and agrees that the Company Share Distribution shall not be completed in any manner which would require the Company to deliver a prospectus or registration statement, or otherwise require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under applicable Securities Laws. SNDL shall not take any action, that would: (i) obligate the Company to file a prospectus, registration statement or similar document, or to take any action to qualify or register any of its securities or any trade of any of its securities (including the Company Shares); (ii) obligate the Company to establish or maintain any office or director in any jurisdiction in which the Company Share Distribution is to be completed (other than any jurisdiction in which the Company already maintains an officer or directors); or subject the Company to any continuous disclosure, reporting or other similar requirement in any jurisdiction (other than any jurisdiction in which the Company is already subject to such continuous disclosure, reporting or other similar requirement under applicable Securities Laws).
(5)	SNDL agrees and acknowledges that: (i) the Company Shares have not been and will not be registered under U.S. Securities Laws; (ii) the Company Shares may not be distributed, directly or indirectly, in the United States or to a "U.S. Person" (as that term is defined in Regulation S under the U.S. Securities Act) ("U.S. Person") without registration under the U.S. Securities Act and applicable state securities laws or compliance with requirements of an exemption from registration requirements; and (iii) the Company is not obligated to file and has no present intention of filing, either with the United States Securities and Exchange Commission under the U.S. Securities Act or with any state securities administrator under applicable U.S. Securities Laws, a registration statement in respect of the Company Shares.
(6)	SNDL covenants that it shall use commercially reasonable efforts to amend by no later than March 31, 2023 the plan of arrangement with respect to the Company Share Distribution such that holders of common shares of SNDL that would otherwise receive 500 or less Company Shares pursuant to the plan of arrangement shall instead receive cash consideration.

Section 2.6          Sequence of Events

For the avoidance of doubt, and notwithstanding anything to the contrary contained herein, subject to the satisfaction and/or waiver of all conditions set out herein, the Parties acknowledge, confirm and agree that the Transactions shall be consummated in the following order:

(a)	SNDL and the Company (and/or their applicable respective affiliates) shall concurrently complete the portion of the Transactions contemplated by the Asset Purchase Agreement and the Intellectual Property Transfer Agreement, with effect as of the Effective Time;
(b)	With effect as of the moment immediately following the completion of the matters set out in Section 2.6(a), SNDL and the Company (and/or their applicable respective affiliates) shall execute the agreements set out in Section 2.2(1);
(c)	With effect as of the moment immediately following the completion of the matters set out in Section 2.6(b), SNDL and the Company (and/or their applicable respective affiliates) shall complete the Company Share Transfer; and
16

(d)	Following the completion of the matters set out in Section 2.6(b), SNDL (and its applicable affiliates) shall complete, as soon as reasonably practicable, complete the Company Share Distribution (which, for greater certainty, shall not be completed prior to the Company Meeting).

Article 3
Conditions to the Transactions

Section 3.1          Mutual Conditions

The Company and SNDL’s obligation to execute and deliver the Transaction Agreements and consummate the Transactions shall be subject to the following conditions, which conditions may only be waived, in whole or in part, by mutual consent of the Company and SNDL:

(1)	the Minority Shareholder Approval shall have been obtained at the Company Meeting;
(2)	all Key Regulatory Approvals in form and substance satisfactory to the Parties, acting reasonably, shall have been obtained or concluded and, in the case of waiting or suspensory periods, if applicable, shall have expired, been terminated or been waived;
(3)	SNDL or its nominee shall have completed the acquisition of the SNDL Transferred Stores operating under the “Superette” banner; and
(4)	there shall be no applicable Law or Action in effect, pending or threatened by any Person in any jurisdiction to prevent, prohibit or enjoin the consummation of the Transactions or makes the consummation of the Transactions illegal.

The conditions in this Section 3.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

Section 3.2          Conditions in Favour of SNDL

SNDL’s and or its affiliates’ obligation to execute and deliver the Transaction Agreements and consummate the Transactions shall be subject to the following conditions, which conditions may only be waived, in whole or in part, by SNDL in its sole discretion:

(1)	The representations and warranties of the Company set forth in this Agreement are true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect (and, for this purpose, any reference to “material”, “Company Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and the Company has delivered a certificate confirming same to SNDL, executed by two executive officers of the Company (in each case on behalf of the Company and without personal liability) addressed to SNDL and dated the Effective Date.
(2)	The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date and the Company has delivered a certificate confirming same to SNDL, executed by two executive officers of the Company (in each case on behalf of the Company and without personal liability) addressed to SNDL and dated the Effective Date.
17

(3)	All necessary actions shall have been taken by the Company prior to the Effective Date to ensure that two (2) director nominees of SNDL are appointed to the board of directors of the Company as of the Effective Date.
(4)	Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Effect, and the Company shall have provided to SNDL a certificate of two executive officers of the Company to that effect (on the Company’s behalf and without personal liability) addressed to SNDL and dated the Effective Date.
(5)	No Governmental Entity having jurisdiction over the Parties or the Transactions shall have enacted, issued, promulgated, enforced or entered any Award (whether temporary, preliminary or permanent) against the Company or its relevant affiliates or in respect of the Transactions which is then in effect and, directly or indirectly, has the effect of materially altering the terms and conditions of the transactions contemplated by this Agreement and the Transaction Agreements, preventing, restricting, enjoining or otherwise prohibiting the Parties from consummating the transactions contemplated by this Agreement and the Transaction Agreements, or that would reasonably be expected to have a Company Material Adverse Effect either before or after completion of the Transactions. No Action shall have been taken, commenced, enacted, promulgated, enforced, pending, or, to the knowledge of SNDL, threated by any Governmental Entity of competent jurisdiction which, directly or indirectly, prevents, restricts, enjoins or otherwise prohibits (or would reasonably be expected to have the effect of preventing, restricting, enjoining or otherwise prohibiting) the Parties from consummating the transactions contemplated by this Agreement and the Transaction Agreements, or that would or that would reasonably be expected to have a Company Material Adverse Effect, as applicable, either before or after completion of the Transactions.

Section 3.3          Conditions in Favour of the Company

The Company’s or its affiliates' obligation to execute and deliver the Transaction Agreements and consummate the Transactions shall be subject to the following conditions, which conditions may only be waived, in whole or in part, by the Company in its sole discretion:

(1)	The representations and warranties of SNDL set forth in this Agreement are true and correct as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a SNDL Material Adverse Effect (and, for this purpose, any reference to “material”, “SNDL Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and SNDL has delivered a certificate confirming same to the Company, executed by two executive officers of SNDL (in each case on behalf of SNDL and without personal liability) addressed to the Company and dated the Effective Date.
(2)	SNDL has fulfilled or complied in all material respects with each of the covenants of SNDL contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Date and SNDL has delivered a certificate confirming same to the Company, executed by two executive officers of SNDL (on behalf of SNDL and without personal liability) addressed to the Company and dated the Effective Date.
(3)	Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a SNDL Material Adverse Effect, and SNDL shall have provided to the Company a certificate of two executive officers of SNDL to that effect (SNDL’s behalf and without personal liability) addressed to the Company and dated the Effective Date.
18

(4)	No Governmental Entity having jurisdiction over the Parties or the Transactions shall have enacted, issued, promulgated, enforced or entered any Award (whether temporary, preliminary or permanent) against SNDL or its relevant affiliates or in respect of the Transactions which is then in effect and, directly or indirectly, has the effect of materially altering the terms and conditions of the transactions contemplated by this Agreement and the Transaction Agreements, preventing, restricting, enjoining or otherwise prohibiting the Parties from consummating the transactions contemplated by this Agreement and the Transaction Agreements, or that would reasonably be expected to have a SNDL Material Adverse Effect either before or after completion of the Transactions. No Action shall have been taken, commenced, enacted, promulgated, enforced, pending, or, to the knowledge of the Company, threated by any Governmental Entity of competent jurisdiction which, directly or indirectly, prevents, restricts, enjoins or otherwise prohibits (or would reasonably be expected to have the effect of preventing, restricting, enjoining or otherwise prohibiting) the Parties from consummating the transactions contemplated by this Agreement and the Transaction Agreements, or that would or that would reasonably be expected to have a SNDL Material Adverse Effect, as applicable, either before or after completion of the Transactions.

Article 4
Covenants

Section 4.1          The Company Meeting

Subject to the terms of this Agreement, the Company shall:

(a)	convene and conduct the Company Meeting in accordance with applicable Law and use commercially reasonable efforts to convene and conduct the Company Meeting on or before May 30, 2023 or such other date as the Parties hereto otherwise agree in writing each acting reasonably, and set the record date for the Company Shareholders entitled to vote at the Company Meeting as promptly as practicable after the date hereof, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of SNDL, acting reasonably, except as required or permitted under Section 4.8(3) or Section 6.4(5) or as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) or as required by Law or by a Governmental Entity, provided that: (i) upon the reasonable request of SNDL, the Company shall adjourn or postpone the Company Meeting to a date specified by SNDL, provided that the Company Meeting, so adjourned or postponed, shall not be later than 10 Business Days after the date on which the Company Meeting was originally scheduled and in any event shall not be later than the date that is 20 Business Days prior to the Outside Date, and (ii) the Company shall be entitled to adjourn or postpone the Company Meeting to a date that is not later than 10 Business Days after the date on which the Company Meeting was originally scheduled and in any event, shall be no later than the date that is 20 Business Days prior to the Outside Date, in each case for the purposes of attempting to obtain Minority Shareholder Approval;
(b)	use commercially reasonable efforts to prepare, issue and file its annual financial statements for the year ended December 31, 2022 and 2021 in accordance with the timeline prescribed by applicable Law (without extension);
(c)	subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties, use commercially reasonable efforts to solicit proxies in favour of the approval of the Transaction Resolution and against any resolution submitted by any Person that is inconsistent with the Transaction Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by SNDL, and at the direct expense of SNDL and/or any of its affiliates, using proxy solicitation services firms (acceptable to the Company, acting reasonably) to solicit proxies in favour of the approval of the Transaction Resolution;
19

(d)	provide SNDL with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by SNDL;
(e)	give notice to SNDL of the Company Meeting and allow SNDL’s representatives and legal counsel to attend the Company Meeting;
(f)	as promptly as reasonably practicable, advise SNDL, at such times as SNDL may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, and promptly following receipt of proxy tallies over the last three (3) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Transaction Resolution; and
(g)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or as agreed to in writing between the Parties, each acting reasonably.

Section 4.2          The Company Circular

(1)	The Company shall: (i) prepare and complete, in consultation with SNDL as contemplated by this Section 4.2, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Transactions; and (ii) cause the Company Circular and such other documents to be filed with or furnished to the Securities Authorities and the TSX as required by Law and disseminated to each Company Shareholder, in each case so as to permit the Company Meeting to be held in accordance with Section 4.1.
(2)	The Company shall ensure that the Company Circular complies in all material respects with applicable Law and does not contain any Misrepresentation and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion; (ii) the Company Board Recommendation, and (iii) a statement that each executive officer who owns Company Shares and each director of the Company who owns Company Shares intends to vote all of such Person's Company Shares in favour of the Transaction Resolution, subject to the other terms of this Agreement and the corresponding Support Agreements; and (iv) a statement that the Supporting Shareholders have each entered into their respective Support Agreements.
(3)	The Company shall give SNDL and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by SNDL and its legal counsel, and agrees that all SNDL Information included in the Company Circular must be in a form and content satisfactory to SNDL, acting reasonably.

Section 4.3          SNDL Transferred Stores

(1)	SNDL covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by applicable Law or a Governmental Entity; or (iv) as contemplated by the SNDL Disclosure Letter, SNDL shall, and shall cause its applicable affiliate(s) to, conduct the business of the SNDL Transferred Stores in the Ordinary Course (other than in the case of an emergency or exigent circumstances, the details of which shall be furnished by SNDL to the Company in writing as soon as reasonably practicable after such emergency or exigent circumstance) and in accordance with applicable Law, and SNDL shall use commercially reasonable efforts to maintain and preserve the business of the SNDL Transferred Stores and the SNDL Transferred Store Assets.
20

(2)	Without limiting the generality of Section 4.3(1), SNDL covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by applicable Law or a Governmental Entity; (iv) as is otherwise proposed to be completed as part of the Transactions; or (v) as contemplated by the SNDL Disclosure Letter, SNDL shall not, and shall not permit any affiliate to, directly or indirectly:
(a)	sell, pledge or encumber or otherwise agree or offer to sell, pledge or encumber any of the securities of an affiliate which owns the SNDL Transferred Store Assets;
(b)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of, any securities of an affiliate which owns the SNDL Transferred Store Assets, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities of an affiliate which owns the SNDL Transferred Store Assets, except as disclosed in the SNDL Disclosure Letter;
(c)	sell, lease or otherwise transfer, directly or indirectly, in one transaction or in a series of related transactions, any SNDL Transferred Store Assets, other than the sale, lease, disposition or other transfer of inventories or other assets in the Ordinary Course;
(d)	commence, waive, release, assign, settle or compromise any Actions applicable to the operations of the SNDL Transferred Stores, other than in the Ordinary Course;
(e)	amend or modify in any material respect or terminate or waive any material right under any Contract that would be material to the operation of the SNDL Transferred Stores, amend or modify any material provisions or terminate or waive any material right under such Contracts, or enter into any Contract that would be material to the operation of the SNDL Transferred Stores, other than in the Ordinary Course; provided that, in each case, such materiality shall be determined by SNDL in its sole discretion, acting reasonably; or
(f)	create, incur, grant, or permit any Lien against the SNDL Transferred Store Assets, other than Permitted Liens.
(3)	SNDL shall keep the Company reasonably informed of any material events, discussions, notices or changes with respect to any regulatory investigation or any other investigation by a Governmental Entity or action involving SNDL or its affiliate related to the SNDL Transferred Stores (other than Ordinary Course communications which could not reasonably be expected to be material to SNDL). The Company may request that SNDL take or cause any affiliate to take any action which is reasonably necessary to preserve SNDL or the relevant affiliate's rights (including, without limitation, due to the potential expiry of any limitation or statute-barring period) related to SNDL Transferred Stores or the SNDL Transferred Store Assets.

Section 4.4          Company Transferred Intellectual Property

(1)	The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of SNDL, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by applicable Law or a Governmental Entity; or (iv) as contemplated by the Company Disclosure Letter, the Company shall, and shall cause its applicable affiliate(s) to, use commercially reasonable efforts to maintain and preserve Company Transferred Intellectual Property in the Ordinary Course (other than in the case of an emergency or exigent circumstances, the details of which shall be furnished by the Company to SNDL in writing as soon as reasonably practicable after such emergency or exigent circumstance) and in accordance with applicable Law.
21

(2)	Without limiting the generality of Section 4.4(1) the Company covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of SNDL, such consent not to be unreasonably withheld, delayed or conditioned; (ii) as required or permitted by this Agreement; (iii) as required by applicable Law or a Governmental Entity; or (iv) as contemplated by the Company Disclosure Letter, the Company shall not, and shall not permit any affiliate to, directly or indirectly:
(a)	sell, pledge or encumber or otherwise agree or offer to sell, pledge or encumber any of the securities of an affiliate which owns the Company Intellectual Property;
(b)	except as disclosed in the Company Disclosure Letter, sell, lease or otherwise transfer, directly or indirectly, in one transaction or in a series of related transactions, any Company Transferred Intellectual Property;
(c)	commence, waive, release, assign, settle or compromise any Actions applicable to the Company Intellectual Property other than in the Ordinary Course;
(d)	except as disclosed in the Company Disclosure Letter, (i) amend or modify in any material respect or terminate or waive any material right under any Contract, amend or modify any material provisions or terminate or waive any material right under such agreement, or enter into any Contract that would be material to the Company Transferred Intellectual Property, other than in the Ordinary Course; or
(e)	create, incur, grant, or permit any Lien against the Company Intellectual Property.

Section 4.5          Interim Period Consents

(1)	SNDL will, promptly following the date hereof, designate two individuals, either of whom the Company may seek approval to undertake any actions not permitted to be taken under Section 4.3 and will ensure that such persons will respond, on behalf of SNDL, to the Company’s requests in an expeditious manner.
(2)	The Company will, promptly following the date hereof, designate two individuals, either of whom SNDL may seek approval to undertake any actions not permitted to be taken under Section 4.4 and will ensure that such persons will respond, on behalf of the Company, to SNDL's requests in an expeditious manner.

Section 4.6          Covenants Relating to the Transactions

(1)	Subject to Law, from the date hereof until the earlier of the Effective Date or the termination of this Agreement, each of the Company and SNDL shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, including:
22

(a)	to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps applicable to it and comply promptly with all requirements imposed by applicable Law on it or its relevant affiliate(s) with respect to this Agreement, the Transaction Agreements and the Transactions;
(b)	to obtain or cause to be obtained, as applicable, as soon as reasonably practicable following execution of this Agreement, and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the applicable Company Material Contracts in connection with the Transactions or this Agreement, or (ii) required in order to maintain the applicable Company Material Contracts in full force and effect following completion of the Transactions, in each case, on terms that are satisfactory to SNDL, acting reasonably;
(c)	to obtain or cause to be obtained, as applicable, as soon as reasonably practicable following execution of this Agreement, and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under any applicable Contracts pursuant to which SNDL is a party to or which the SNDL Transferred Stores or SNDL Transferred Store Assets are subject to in connection with the Transactions or this Agreement, or (ii) required in order to maintain the applicable Contract(s) applicable to the SNDL Transferred Stores or SNDL Transferred Store Assets in full force and effect following completion of the Transactions, in each case, on terms that are satisfactory to the Company, acting reasonably;
(d)	using commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by applicable Governmental Entities from it and its Subsidiaries relating to this Agreement or the Transactions;
(e)	upon reasonable consultation with the other Party, to oppose, lift or rescind any Award seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Transactions and to defend, or cause to be defended, any Actions to which it is a party or brought against it or its directors or officers challenging the Transactions or this Agreement;
(f)	If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions directly or indirectly contemplated by this Agreement, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Date to occur on or prior to the Outside Date; and
(g)	not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Transactions or the transactions contemplated by this Agreement.
(2)	The Company shall promptly notify SNDL in writing of:
(a)	any Company Material Adverse Effect;
(b)	any notice or other written communication from any Person: (i) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement, the Transaction Agreements or the Transactions contemplated hereunder and thereunder; or (ii) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any relevant affiliate as a result of this Agreement, the Transaction Agreements or the Transactions contemplated hereunder and thereunder; or
23

(c)	any material filings or Actions, are commenced or, to its knowledge, threatened against, relating to or involving the Company Transferred Intellectual Property, this Agreement, the Transaction Agreements or the Transactions contemplated hereunder and thereunder.
(3)	SNDL shall promptly notify the Company in writing of:
(a)	any SNDL Material Adverse Effect;
(b)	any notice or other written communication from any Person: (i) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement, the Transaction Agreements or the Transactions contemplated hereunder and thereunder; or (ii) to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Purchaser or any Purchaser Subsidiary as a result of Agreement, the Transaction Agreements or the Transactions contemplated hereunder and thereunder; or
(c)	any material filings or Actions are commenced or, to its knowledge, threatened against, relating to or involving the SNDL any relevant affiliate relating to or involving the SNDL Transferred Stores, the SNDL Transferred Store Assets, this Agreement, the Transaction Agreements or the Transactions contemplated hereunder and thereunder.
(4)	As soon as reasonably practicable after the date hereof, SNDL and the Company shall make all required or advisable notifications, registrations, filings, applications and submissions with Governmental Entities, shall promptly respond to any information requests by a Governmental Entity, and shall use their commercially reasonable efforts to obtain and maintain the Key Regulatory Approvals, so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date).
(5)	With respect to obtaining the Key Regulatory Approvals and the other matters identified in this Section 4.6, each of SNDL and the Company shall, and shall cause their relevant affiliates to, cooperate with one another and shall provide such assistance as any Party may reasonably request in connection with obtaining the Key Regulatory Approvals as soon as reasonably practicable from the date of this Agreement and in any event prior to the Outside Date. In particular:
(a)	no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity not to consummate the Transactions, except upon the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed);
24

(b)	the Parties shall exchange drafts of all submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to be made or submitted to or filed with any Governmental Entity in respect of obtaining the Key Regulatory Approvals, and to the extent not precluded by such Governmental Entity, give the other Party a reasonable opportunity to review and will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings submitted to or filed with any Governmental Entity in respect of the transactions contemplated by the Arrangement, provided that: (i) submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to or with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable solicitor-client or other privilege or competitively sensitive information, provided that the Party must provide on, an external counsel-only and privileged and confidential basis, un-redacted versions of such written materials with any Governmental Entity in connection with obtaining Regulatory Approvals, on the basis that the redacted information will not be shared with the other Party; (ii) no Party shall be required to share with any other Party or their external counsel any highly commercially sensitive information, and (iii) the Parties shall restrict access to the applicable filings required to their employees and external counsel who have a need to know;
(c)	each Party will keep the other Party and its respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Key Regulatory Approvals, and, unless participation by a Party is prohibited by Law or by such Governmental Entity, shall provide the other Party with a reasonable opportunity to participate in such meetings; and
(d)	Each of SNDL and the Company shall, and shall cause their relevant affiliates to, each contest and resist any Action and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) which has the effect of making the Transactions illegal or otherwise prohibiting consummation, or materially altering, the terms or conditions, of the Transactions contemplated by this Agreement and the Transaction Agreements.
(6)	Notwithstanding any requirement in this Agreement, in the case of a disagreement between the Parties over the strategy, tactics or decisions relating to obtaining the Key Regulatory Approvals, each Party shall considering the views and input of the other Party and its advisors in good faith and acting reasonably.
(7)	SNDL shall pay all filing fees (including any Taxes thereon) payable to any Governmental Entity in connection with any Regulatory Approvals.
(8)	The Company shall use its commercially reasonable efforts to, at all times, prevent the occurrence of a Company Material Adverse Effect prior to the Effective Date.
(9)	SNDL shall use its commercially reasonable efforts to, at all times, prevent the occurrence of a SNDL Material Adverse Effect prior to the Effective Date.

Section 4.7          Public Communications

Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Transactions without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, upon the advice of its legal counsel, is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. Prior to filing any document relating to the Transactions on SEDAR or EDGAR, the Parties agree to consult with each other in order to agree on the version of the document to be filed and any necessary redaction to be made to the document.

25

Section 4.8          Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:
(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Date; or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.
(2)	Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.
(3)	SNDL may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date.

Article 5
REPRESENTATIONS AND WARRANTIES

Section 5.1          Representations and Warranties of the Company

(1)	Except as disclosed in the Company Filings or the Company Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Company represents and warrants to SNDL as set forth in Schedule A and acknowledges and agrees that SNDL is relying upon such representations and warranties in connection with the entering into of this Agreement.
(2)	Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.

Section 5.2          Representations and Warranties of SNDL

(1)	Except as disclosed in SNDL Filings, SNDL represents and warrants to the Company as set forth in Schedule B and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.
(2)	Except for the representations and warranties set forth in this Agreement, neither SNDL nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of SNDL.

26

Article 6
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 6.1          Non-Solicitation

(1)	Except as expressly provided in this Article 6, the Company shall not, directly or indirectly, through any director, Company Employee or Representative:
(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records of the Company) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal;
(b)	enter into or otherwise engage or participate in any negotiations or meaningful discussions with any Person (other than with SNDL or any Person acting jointly or in concert with SNDL) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal, provided that the Company may (i) advise any Person of the restrictions of this Agreement, (ii) contact the Person for the purposes of seeking clarification of the terms of such Company Acquisition Proposal, and (iii) advise any Person making a Company Acquisition Proposal that the Company Board has determined that such Company Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;
(c)	make a Change in Recommendation;
(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Company Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Company Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Company Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Company Acquisition Proposal will not be considered to be in violation of this Article 6 provided the Company Board has rejected such Company Acquisition Proposal or affirmed the Company Board Recommendation, as the case may be, by or before the end of such five (5) Business Day period); or
(e)	approve, recommend or enter into (other than a confidentiality agreement permitted by and in accordance with Section 6.3) or publicly propose to enter into any agreement in respect of a Company Acquisition Proposal.
(2)	Except as expressly provided in this Article 6, the Company shall, and shall cause its respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person (other than with SNDL) with respect to any inquiry, proposal or offer that would reasonably be expected to constitute a Company Acquisition Proposal, and in connection therewith, the Company will:
(a)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, Books and Records of the Company; and
27

(b)	request, and exercise all rights it has to require the return or destruction of all copies of any confidential information (including all materials including or incorporating or otherwise reflecting such confidential information) regarding the Company provided to any Person other than SNDL in connection with such potential Company Acquisition Proposal (including before the date of this Agreement), including using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.
(3)	The Company covenants and agrees not to release any Person from, or waive such Person’s obligations respecting the Company, under any confidentiality, standstill or similar agreement or restriction to which the Company is a party (it being acknowledged by SNDL that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 6.1(3)), except to allow such Person to make a Company Acquisition Proposal confidentially to the Company Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal, provided that the remaining provisions of this Article 6 are complied with, and the Company undertakes to seek to enforce all confidentiality, standstill, or similar agreements or restrictions that it has entered into prior to the date hereof or enter into after the date hereof.

Section 6.2          Notification of Company Acquisition Proposals

If after the date of this Agreement the Company or any of its Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute a Company Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, Books and Records of the Company, in connection with such a Company Acquisition Proposal, the Company shall promptly notify SNDL, at first orally, and then within 24 hours, in writing, of such Company Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making such Company Acquisition Proposal.

Section 6.3          Responding to a Company Acquisition Proposal

Notwithstanding Section 6.1, or any other agreement between the Parties or between the Company and any other Person, if at any time prior to obtaining the approval of the Company Shareholders of the Transaction Resolution, the Company receives a Company Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and, subject to the Company (i) entering into a confidentiality and standstill agreement with such Person (if one has not already been entered into) and may not restrict the Company from complying with this Article 6 (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of a Company Acquisition Proposal or related communications to the Company or the Company Board); and (ii) concurrently providing SNDL with access to any information that was provided to such Person and not previously provided to SNDL may provide copies of, access to or disclosure of information, properties, facilities, Books and Records of the Company, if:

(a)	the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal; and
(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 6.

Section 6.4          Right to Match

(1)	If the Company receives a Company Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Transaction Resolution by the Company Shareholders, the Company Board may, or may cause the Company to, make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:
28

(a)	the Company has been, and continues to be, in compliance with its obligations under this Article 6;
(b)	the Company or its Representatives have delivered to SNDL a written notice of the determination of the Company Board that it has received a Superior Proposal and of the intention to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);
(c)	the Company or its Representatives have provided to SNDL a copy of any proposed definitive agreement for the Superior Proposal;
(d)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which SNDL received the Superior Proposal Notice and the date on which SNDL received a copy of the definitive agreement for the Superior Proposal;
(e)	after the Matching Period, the Company Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Company Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Transactions as proposed to be amended by SNDL under Section 6.4(2)).
(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by SNDL to amend the terms of this Agreement and the Transactions in good faith, after consultation with outside legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Company Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with SNDL to make such amendments to the terms of this Agreement and the Transactions as would enable SNDL and/or its affiliates to proceed with the transactions contemplated by this Agreement on such amended terms. If as a consequence of the foregoing the Company Board determines that such Company Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise SNDL and the Company and SNDL shall amend this Agreement to reflect such offer made by SNDL and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.
(3)	Each successive amendment to any Company Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Company Acquisition Proposal for the purposes of this Section 6.4, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five (5) Business Day Matching Period and 36 hours after SNDL received the Superior Proposal Notice for the new Company Acquisition Proposal.
(4)	Nothing in this Agreement shall prohibit the Company Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to a Company Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in this Agreement shall prevent the Company Board from making any disclosure to the Company Shareholders if the Company Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required under Law; provided, however, that, notwithstanding the Company Board shall be permitted to make such disclosure, the Company Board shall not be permitted to make a Change in Recommendation, other than as permitted by Section 6.4(1).
29

(5)	If the Company provides a Superior Proposal Notice to SNDL after a date that is less than five (5) Business Days before the Company Meeting, the Company shall be entitled to, and shall upon request from SNDL, postpone the Company Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

Article 7
TERM AND TERMINATION

Section 7.1          Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2          Termination

(1)	This Agreement may be terminated prior to the Effective Date by:
(a)	the mutual written agreement of the Parties; or
(b)	either the Company or SNDL if:
(i)	the Company Meeting is duly convened and held and the Transaction Resolution is voted on by Company Shareholders and the Minority Approval is not obtained;
(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Transactions illegal or otherwise prohibits or enjoins the Company or SNDL and/or its affiliates from consummating the Transactions, and such Law has, if applicable, become final and non-appealable, provided that a Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 3.2(1) [Company Representations and Warranties], Section 3.3(1) [SNDL Representations and Warranties], Section 3.2(2) [Company Performance of Covenants] or Section 3.3(2) [SNDL Performance of Covenants], as applicable, not to be satisfied; or
(iii)	the Effective Date does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Date to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or
(c)	the Company if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of SNDL under this Agreement occurs that would cause any condition in Section 3.3(1) [SNDL Representations and Warranties] or Section 3.3(2) [SNDL Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3); provided that any wilful breach shall be deemed to be incapable of being cured and the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 3.2(1) [Company Representations and Warranties] or Section 3.2(2) [Company Performance of Covenants] not to be satisfied; or
30

(ii)	prior to the approval by the Company Shareholders of the Transaction Resolution, the Company Board makes a Change in Recommendation or the Company enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 6.3) with respect to a Superior Proposal in accordance with Section 6.4;
(iii)	there has occurred a SNDL Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;
(d)	SNDL if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 3.2(1) [Company Representations and Warranties] or Section 3.2(2) [Company Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3); provided that any wilful breach shall be deemed to be incapable of being cured and SNDL is not in breach of this Agreement so as to directly or indirectly cause any condition in Section 3.3(1) [SNDL Representations and Warranties] or Section 3.3(2) [SNDL Performance of Covenants] not to be satisfied;
(ii)	prior to the approval by the Company Shareholders of the Transaction Resolution, (A) the Company Board fails to unanimously recommend, withdraws, amends, modifies or qualifies in a manner that has substantially the same effect, the approval or recommendation of the Transactions or the Transaction Resolution (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to a Company Acquisition Proposal for a period of no more than five (5) Business Days after the formal announcement thereof shall not be considered a Change in Recommendation); or (B) the Company Board approves, recommends or authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 6.3) concerning a Superior Proposal or (C) the Company breaches Section 6.1(1) in any material respect; and
(iii)	there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.
(2)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

31

Section 7.3          Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any Company Shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement.

Article 8
GENERAL PROVISIONS

Section 8.1          Amendments; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by either Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

Section 8.2          Expenses

If this Agreement is terminated by SNDL pursuant to (i) Section 7.2(1)(d)(i) [Company Breach of Representation or Warranty or Failure to Perform] resulting from a breach of a covenant or (ii) Section 7.2(1)(d)(ii)(C) [Breach of Non-Solicit], then the Company will, within two Business Days of such termination, reimburse SNDL for all of its reasonable documented out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby up to an aggregate amount of [*] (“Expense Reimbursement”). The Company shall only be obligated to pay the Expense Reimbursement to SNDL once.

If this Agreement is terminated by the Company pursuant Section 7.2(1)(c)(i) [SNDL Breach of Representation or Warranty or Failure to Perform] resulting from a breach of a covenant, then SNDL will, within two Business Days of such termination, reimburse the Company for all of its reasonable documented out-of-pocket costs and expenses incurred in connection with the transactions contemplated hereby up to an aggregate amount of the Expense Reimbursement. SNDL shall only be obligated to pay the Expense Reimbursement to the Company once.

The Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, nothing in this Agreement will prevent or limit the Company from paying the reasonable fees and disbursements (plus applicable Taxes, if any) of its legal, accounting and financial advisors which are incurred by the Company in connection with the transactions contemplated hereby.

Section 8.3          Acknowledgment

Each Party acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the other Party would not enter into this Agreement and that the amounts set out in Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which either Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event the amounts set out in Section 8.2 are paid to SNDL (or as it directs), no other amounts will be due and payable as damages or otherwise by the Company and SNDL accepts that such payments are the maximum aggregate amount that the Company shall be required to pay in lieu of any damages or any other payments or remedy which SNDL may be entitled to in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that this limitation shall not apply in the event of a wilful breach by the Company of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the amount set out in Section 8.2, as applicable).

32

Section 8.4          Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(1)            to SNDL at:

SNDL Inc.
919 - 11 Avenue SW, Suite 200

Calgary, AB T2R 1P3

Attention:     Zachary George
Email:           [*]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
66 Wellington Street West, Suite 5300

Toronto, ON M5K 1E6

Attention:     Ranjeev Dhillon and Rami Chalabi
Email:          rdhillon@mccarthy.ca and rchalabi@mccarthy.ca

(2)            to the Company at:

Nova Cannabis Inc.

101, 17220 Stony Plain Road NW

Edmonton, AB T5S 1K6

Attention:     Marcie Kiziak
Email:           [*]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

4500, Bankers Hall East

855 2nd Street SW

Calgary, AB T2P 4K7

Attention:     Jon Truswell
Email:          truswellj@bennettjones.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the Business Day following the date it was sent, (iii) if sent by facsimile, on the date of the confirmation of transmission by the originating facsimile, if such confirmation is made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (iv) if sent by electronic mail, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 8.4. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

33

Section 8.5          Time of the Essence

Time is of the essence in this Agreement.

Section 8.6          Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.7          Entire Agreement

This Agreement, together with the Company Disclosure Letter and the SNDL Disclosure Letter, constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.8          Successors and Assigns

(1)	This Agreement becomes effective only when executed by the Company and SNDL. After that time, it will be binding upon and enure to the benefit of the Company, SNDL and their respective successors and permitted assigns.
(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that SNDL may assign all or any portion of its rights and obligations under this Agreement to any of its direct or indirect wholly-owned Subsidiaries provided that such assignment does not delay the consummation of the transactions contemplated by this Agreement, but no such assignment shall relieve SNDL of its obligations hereunder.

Section 8.9          Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.10       Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein.
34

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.11       Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in this Agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.12       Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

35

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SNDL INC.
By:	/s/ Zachary George
Name: Zachary George Title: Chief Executive Officer

NOVA CANNABIS INC.
By:	/s/ Anne Fitzgerald
Name: Anne Fitzgerald Title: Director

36

SCHEDULE A
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.	Organization and Qualification. The Company is a corporation duly incorporated and validly existing under the Laws of Canada and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted, except where the failure to have such power and authority would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed, registered or in good standing would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
2.	Corporate Authorization.
(i)	The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Transactions other than: (A) approval by the Company Board of the Company Circular; and (B) the Transaction Resolution being approved and adopted by the Company Shareholders at the Company Meeting.

(ii)             The Company Board has received the Fairness Opinion (true and complete copies of which, when executed and delivered in writing, will be delivered to SNDL by the Company), and as at the date of this Agreement, after receiving advice of outside legal and financial advisors, the Company Board has unanimously: unanimously determined that the Transactions are fair to Company Shareholders (other than SNDL and its affiliates) and that the Transactions are in the best interests of the Company, and the Company Board, following the receipt of a unanimous recommendation from the Special Committee, has unanimously resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders vote in favour of the Transaction Resolution.

3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
4.	Governmental Authorization. The Company is not required to obtain any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity in connection with the execution, delivery and performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions other than: (i) any actions or filings with the Securities Authorities or the TSX; (ii) Authorization or other action by or in respect of, or filing with, or notification to, Governmental Entities that issue Cannabis Retail Licences; and (iii) any consents, waivers, approvals, actions or filings or notifications, including any Regulatory Approvals other than the Key Regulatory Approvals, the absence of which would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
5.	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Transactions do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)              contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents;

A-1

(ii)             assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or its Subsidiaries; or

(iii)            except as disclosed in the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled (including by triggering any rights of first refusal or first offer, change in control provisions or other restrictions or limitations) under any Company Material Contract or any material Authorization to which the Company is a party or by which the Company is bound;

with such exceptions, in the case of each of clauses (ii) and (iii) as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.	Compliance with Laws.
(i)	The Company is and has been in compliance with all applicable Laws (including all Cannabis Laws) in all material respects and, to the knowledge of the Company, none of the Company or its Subsidiaries is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Laws, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(ii)	None of the Company or its Subsidiaries have received any written notices or other written correspondence from any Governmental Entity: (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law, except for violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect; or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization, other than where such correspondence would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any applicable Law is threatened or contemplated.
7.	Litigation. Except as disclosed in the Company Disclosure Letter, as of the date of this Agreement, there are no Actions pending, or, to the knowledge of the Company, threatened, against the Company or its relevant affiliates related to or affecting any of the Company Transferred Intellectual Property that, if determined adversely: (i) would have, or be reasonably expected to have a Company Material Adverse Effect, as applicable; or (ii) would restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Transactions.
8.	Title. Except in connection with the Transactions or as disclosed in the Company Disclosure Letter, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the Company Transferred Intellectual Property or any part thereof or interest therein.
9.	Company Transferred Intellectual Property

(i)              The Company Disclosure Letter sets forth a true, complete and accurate list of (A) all registered or applied-for Company Transferred Intellectual Property and (B) all material unregistered Company Transferred Intellectual Property.

A-2

(ii)             Except as disclosed in the Company Disclosure Letter, the Company or its affiliates own the, sole and exclusive right, title and interest in and to all Company Transferred Intellectual Property, free and clear of any Liens (other than Permitted Liens). The Company Transferred Intellectual Property is valid, subsisting, and enforceable. Except as disclosed in the Company Disclosure Letter, the Company has not taken or failed to take any action which would prejudice the obtaining of registration for any Company Transferred Intellectual Property, or the enforcement of any registered Company Transferred Intellectual Property.

(iii)            Other than under this Agreement or the Transaction Agreements, the Company and its affiliates are not bound by, and no Company Transferred Intellectual Property is subject to, any Contract that in any way limits or restricts the ability of the Company or its affiliates to use, exploit, transfer, license, assert, or enforce the Company Transferred Intellectual Property, without payment, or that affects or may affect the validity, transferability enforceability, or the ownership of any Company Transferred Intellectual Property by the Company or its affiliates. Other than under this Agreement or the Transaction Agreements, the Company and its affiliates have not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, or exclusively licensed or agreed to exclusively license rights to, any Company Transferred Intellectual Property to any Person.

(iv)            The Company and its affiliates, as applicable, have: (a) the sole and exclusive right to bring proceedings for infringement, misappropriation, dilution, violation or unauthorized use of the Company Transferred Intellectual Property, as applicable, without any obligation to obtain consent, joinder or to provide an accounting to any third party; (b) taken such actions as are reasonably necessary to protect the Company Transferred Intellectual Property; and (c) taken no action that would adversely affect its rights in the Company Transferred Intellectual Property. No interferences, re-examinations, oppositions, cancellation proceedings, inter partes reviews, covered business method reviews, post-grant reviews, pre-issue submission, derivation proceedings or other proceedings pertaining to the Company Transferred Intellectual Property are pending or, to the knowledge of Company, threatened. Neither the Company nor any of its affiliates is in material breach of or default under any Contract relating to the Company Transferred Intellectual Property and, to the knowledge of the Company, no third party is in material breach or default under such Contacts.

(v)             Except as disclosed in the Company Disclosure Letter, none of the Company or its affiliates, or the conduct of the businesses of the Company or its affiliates, as previously conducted or presently conducted, including use of the Company Transferred Intellectual Property, as applicable, infringes upon, misappropriates, or violates the Intellectual Property Rights of any Person, and no proceeding is pending or, to the knowledge of the Company, threatened: (a) alleging that the Company or any of its affiliates, or the conduct of the businesses of the Company or its affiliates as previously conducted or presently conducted, including use of Company Transferred Intellectual Property infringes upon, misappropriates, dilutes or otherwise violates the Intellectual Property Rights of any Person or (b) alleging that the Company Transferred Intellectual Property is being licensed or sublicensed by the Company or any of its affiliates in conflict with the terms of any license or Contract or otherwise in violation of any applicable Laws.

(vi)            To the knowledge of the Company, no Person is engaging in any activity that infringes upon, misappropriates, dilutes or otherwise violates any Company Transferred Intellectual Property.

(vii)           The Company and/or its affiliates have no obligation to pay any royalties, license fees, or other amounts or pay any other consideration to any Person by reason of ownership, use, exploitation, practice, sale or disposition of any Company Transferred Intellectual Property, excluding any amounts payable for any common off-the-shelf software licensed by the Company or its affiliates.

A-3

(viii)         The consummation of the Transactions will not and could not reasonably be expected to give rise to, result in or serve as a basis for the termination or impairment of any Company Transferred Intellectual Property or give rise to, result in or serve as a basis for any breach or default under any Contract or license relating to the Company Transferred Intellectual Property, or give any Person any right to terminate or alter any Company Transferred Intellectual Property or any Contract or license related thereto.

(ix)            Except as disclosed in the Company Disclosure Letter, no government, university, research institute, or other organization has sponsored any Company research or been involved with or otherwise sponsored any development of any Company Transferred Intellectual Property, or has any claim of right to or ownership of or other Lien on Company Transferred Intellectual Property. No research and development conducted by or on behalf of the Company relating to the Company Transferred Intellectual Property was performed by a student or employee of any governmental authority, university, or research institute.

10.	Brokers. Except as set forth in the Company Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company in connection with the Transactions. The Company has made full disclosure to SNDL of all fees to be paid to such brokers, finders, and/or other intermediaries under the terms of the agreements with the Company.

A-4

SCHEDULE B
REPRESENTATIONS AND WARRANTIES OF SNDL

1.	Organization and Qualification.
(i)	SNDL is a corporation duly incorporated and validly existing under the Laws of the Province of Alberta and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted, except where the failure to have such power and authority would not reasonably expected to have, individually or in the aggregate, a SNDL Material Adverse Effect. SNDL is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which its assets are located or it conducts business, except where the failure to be so qualified, licensed, registered or in good standing would not be reasonably expected to have, individually or in the aggregate, a SNDL Material Adverse Effect.
(ii)	Each SNDL Subsidiary is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, and operate its assets and conduct its business as now owned and conducted, except where the failure to be so organized, validly existing, qualified or in good standing, would not, individually or in the aggregate, be reasonably expected to have a SNDL Material Adverse Effect.
2.	Corporate Authorization. SNDL has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Transaction Agreements. The execution, delivery and performance by SNDL of its obligations under this Agreement and the Transaction Agreements have been duly authorized by all necessary corporate action on the part of SNDL and no other corporate proceedings on the part of SNDL are necessary to authorize this Agreement or the consummation of the Transactions.
3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by SNDL, and constitutes a legal, valid and binding agreement of SNDL enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
4.	Governmental Authorization. The execution, delivery and performance by SNDL of its obligations under this Agreement, the Transaction Agreements and the consummation of the Transactions do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) any actions or filings with the Securities Authorities (including the NASDAQ); and (ii) any consents, waivers, approvals, actions or filings or notifications, including any Regulatory Approvals other than the Key Regulatory Approvals, the absence of which would not be reasonably expected to have, individually or in the aggregate, a SNDL Material Adverse Effect.
5.	Non-Contravention. The execution, delivery and performance by SNDL of its obligations under this Agreement and the consummation of the Transactions do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)              contravene, conflict with, or result in any violation or breach of SNDL's Constating Documents;

B-1

(ii)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to SNDL, SNDL Subsidiaries or, to the knowledge of SNDL, the SunStream Group; or

(iii)            allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which SNDL, any SNDL Subsidiary is entitled (including by triggering any rights of first refusal or first offer, change in control provisions or other restrictions or limitations) under any Contract related to the SNDL Transferred Stores or under which the SNDL Transferred Store Assets are bound, or any material Authorization to which SNDL or any SNDL Subsidiary is a party of by which SNDL or any SNDL Subsidiary;

with such exceptions, in the case of each of clauses (i) and (ii) as would not be reasonably expected to have, individually or in the aggregate, a SNDL Material Adverse Effect.

6.	Absence of Certain Changes. Since the acquisition of the SNDL Transferred Stores by SNDL or its applicable affiliate, other than the transactions contemplated in this Agreement the business of the SNDL Transferred Stores has been conducted, in all material respects, in the Ordinary Course, except for commercially reasonable actions set forth in the SNDL Disclosure Letter which have been taken outside the Ordinary Course or not consistent with past practices that did not, and would not reasonably be expected to have, individually or in the aggregate, a SNDL Material Adverse Effect, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a SNDL Material Adverse Effect.
7.	Compliance with Laws.

(i)              SNDL is and has been in compliance with all applicable Laws (including all Cannabis Laws) in all material respects and, to the knowledge of SNDL, none of the Company or its Subsidiaries is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Laws related to the SNDL Transferred Stores.

(ii)             None of SNDL or its Subsidiaries have received any written notices or other written correspondence from any Governmental Entity: (A) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law, except for violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a SNDL Material Adverse Effect; or (B) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization related to the SNDL Transferred Stores. To the knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any applicable Law is threatened or contemplated in respect of the SNDL Transferred Stores.

(iii)            The operations of the SNDL Transferred Stores are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of Money Laundering Laws and no Action by or before any court of Governmental Entity involving the SNDL Transferred Stores with respect to the Money Laundering Laws is pending or, to the knowledge of SNDL, threatened.

B-2

8.	SNDL Transferred Stores.

(i)              Set out in the SNDL Disclosure Letter is: (A) a list of all SNDL Transferred Stores; (B) the municipal address of each such SNDL Transferred Stores; (C) an indication of whether each SNDL Transferred Store is actively operating, the subject of an active application (including the stage of submission and review of each such application) or has not yet been made the subject of an application; and (D) an indication of the manner in which SNDL, or an affiliate, as applicable, is involved with each SNDL Transferred Store, whether by outright ownership or any other arrangement.

(ii)             Set out in the SNDL Disclosure Letter is a list of all Cannabis Retail Licences held by SNDL as at the date hereof related to the SNDL Transferred Stores, with an indication of the jurisdictions to which they each relate and the expiry dates thereof. Copies of all Cannabis Retail Licences held by SNDL or its relevant affiliate related to the SNDL Transferred Stores have been provided or made available to the Company.

(iii)            Set out in the SNDL Disclosure Letter is a list, to the knowledge of SNDL, of all applications for Cannabis Retail Licences submitted by SNDL that are outstanding as of the date hereof related to the SNDL Transferred Stores, with an indication of the jurisdictions to which they each relate. To the knowledge of SNDL, all applications for Cannabis Retail Licences submitted by SNDL that are outstanding as of the date hereof are in good standing and the SNDL has not received any notice, order, determination, rejection or any other correspondence from any Governmental Entity having competent jurisdiction that any such application is, or has been alleged to be by any Governmental Entity, deficient, intended to be rejected or otherwise unlikely to be successful in obtaining the desired Cannabis Retail Licence(s).

9.	Licences.

(i)              Except as would not reasonably be expected to have, individually or in the aggregate, a SNDL Material Adverse Effect: (i) all Authorizations which are necessary for SNDL and its relevant affiliates to own the SNDL Transferred Store Assets or conduct business of the SNDL Transferred Stores as presently owned or conducted (as applicable) have been obtained and are in full force and effect in accordance with their terms; (ii) SNDL and its relevant affiliates have performed the obligations required to be performed by it, as applicable, to date under all such Authorizations; (iii) SNDL and its relevant affiliates are not in breach of or default under any such Authorizations; (iv) SNDL and its relevant affiliates have not received written, or to the knowledge of SNDL, other notice, of any alleged breach of or alleged default under any such Authorizations or of any intention of any Governmental Entity to revoke or not renew any such Authorizations, and (v) no proceedings are pending, or, to the knowledge of SNDL, threatened, which could reasonably be expected to result in the revocation of such Authorizations.

(ii)             Except as set out in the SNDL Disclosure Letter, there are no compliance reviews, reports, or outstanding action items from a Governmental Entity or similar relating to any SNDL Transferred Store that contain material concerns or would require remediation that would be reasonably expected to have a SNDL Material Adverse Effect, as applicable.

10.	Litigation. As of the date of this Agreement, there are no Actions pending, or, to the knowledge of SNDL, threatened, against SNDL or its relevant affiliates or affecting any of the SNDL Transferred Stores or SNDL Transferred Store Assets that, if determined adversely: (i) would have, or be reasonably expected to have a SNDL Material Adverse Effect, as applicable; or (ii) would restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Transactions. There is no Award outstanding against or binding on SNDL or its relevant affiliates which would reasonably be expected to have, individually or in the aggregate, a SNDL Material Adverse Effect, as applicable.
B-3

11.	Environmental Matters

(i)              SNDL and its affiliates are and have, in all material respects, carried on the businesses and operations of the SNDL Transferred Stores in compliance with all applicable Environmental Laws, except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a SNDL Material Adverse Effect and is disclosed in the SNDL Disclosure Letter.

(ii)             None of the SNDL or its affiliates have received any order, request or written notice from any Person either alleging a material violation of any Environmental Law or requiring that SNDL or any of its affiliates carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws in respect of the SNDL Transferred Stores.

(iii)            To the knowledge of the Company, there are no hazardous substances, or other conditions that could reasonably be expected to result in liability of or adversely affect SNDL and its affiliates under or related to any Environmental Law, which would reasonably be expected to have, individually or in the aggregate, a SNDL Material Adverse Effect, located on, at, in, under or migrating from any of the SNDL Leased Properties (including the workplace environment) currently or, to the knowledge of SNDL, previously owned, leased or operated by SNDL and its affiliates.

(iv)            To the knowledge of the Company, there are no above-ground or underground storage tanks, pits, lagoons, waste disposal sites, or assets containing asbestos or polychlorinated biphenyls located on any of the SNDL Leased Properties.

(v)             There are no pending Actions or, to the knowledge of SNDL, threatened Actions, against SNDL or its affiliates arising out of any Environmental Laws in respect of the business and operations of the SNDL Transferred Stores, which would reasonably be expected to have, individually or in the aggregate, a SNDL Material Adverse Effect.

12.	Real Property.

(i)              The SNDL Transferred Store Assets do not include any real or immovable property. SNDL has made available to the Company copies of all leases, subleases, licenses to occupy, and agreements in the nature of a lease (including all amendments, renewals, extensions, assignments, occupancy agreements, subleases, agreements to lease and agreements to sublease) in respect of the SNDL Transferred Stores (the “SNDL Transferred Store Leases”, each a “SNDL Transferred Store Lease”) and in each case whether as lessor or lessee. Except as set forth in the SNDL Disclosure Letter, neither SNDL nor any of its affiliates are the lessor of or lessee of, nor have they agreed to acquire or lease, any real property or Appurtenances or any interest in, any real property or Appurtenances in respect of the SNDL Transferred Stores other than the SNDL Leased Properties. Other than the SNDL Leased Properties, no other real property is used in connection with the conduct of the business of the SNDL Transferred Stores currently being conducted.

(ii)	SNDL is not a party to, and has not agreed to enter into, any lease, sublease, license to occupy, agreement to lease, agreement to sublease or agreement in the nature of a lease in respect of any real property or Appurtenances, whether as lessor or lessee, related to the SNDL Transferred Stores other than the SNDL Transferred Store Leases. Each SNDL Transferred Store Lease is in full force and effect and unamended. Each SNDL Transferred Store Lease is in good standing; neither SNDL (or its applicable affiliates) or any other party thereto is in default of or breach of any covenant, condition or obligation contained therein. There is no material dispute between SNDL (or its applicable affiliates) and any other party under any SNDL Transferred Store Lease. No SNDL Transferred Store Lease creates a Lien in respect of any of the SNDL Transferred Store Assets except as set forth in the SNDL Disclosure Letter. No amount is payable after Closing as a commission or finder's fee under an agreement to which SNDL or any affiliate is a party in respect of any of the SNDL Transferred Store Leases or any renewal or extension or exercise of any option or right pursuant to any of the SNDL Transferred Store Leases. In respect of those SNDL Transferred Store Leases where SNDL (or any applicable affiliate) is a sub-landlord, SNDL confirms that there are no tenant allowances due and payable as of the date hereof.

B-4

(iii)            Except as described in the SNDL Disclosure Letter, and except where SNDL or an affiliate sublease any SNDL Transferred Store Leased Property to another party, SNDL or its affiliates, as applicable, occupy the SNDL Leased Properties, and has the exclusive right to possess, use and occupy the SNDL Leased Properties during the term of the applicable SNDL Transferred Store Lease. All fixtures and improvements situated on the SNDL Leased Properties are, in all material respects, in good operating condition and in a state of good maintenance and repair, and are adequate and suitable in all material respects for the purposes for which they are currently being used. None of those fixtures or improvements, nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any Law, or encroaches on any property owned by others. SNDL (or its applicable affiliate) has adequate rights of ingress and egress for the operation of its business in the Ordinary Course and, to the knowledge of SNDL, no facts or conditions which would result in the termination of the current access from the SNDL Leased Properties to any currently existing public roads adjoining or situated on the SNDL Leased Properties. Without limiting the generality of the foregoing:

(a)	the SNDL Leased Properties, the current uses of and the conduct of the business on those properties comply with all Laws including those dealing with zoning, parking, access, loading facilities, landscaped areas, building construction, fire and public health and safety;
(b)	all accounts for work and services performed and materials supplied, placed or furnished on or in respect of any SNDL Leased Property at the request of SNDL have been fully paid and satisfied, and no Person is entitled to claim a Lien or privilege under applicable Law against the SNDL Leased Properties, or any part thereof, other than current accounts in respect of which the payment due date has not yet passed;
(c)	there is nothing owing in respect of the SNDL Leased Properties by SNDL or its affiliates to any municipal corporation or to any other corporation or commission owning or operating a public utility for water, gas, electrical power or energy, steam or hot water, or for the use thereof, other than current accounts in respect of which the payment due date has not yet passed;
(d)	no part of the SNDL Leased Properties has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced;
(e)	to the knowledge of SNDL, each of the SNDL Leased Properties (including all fixtures and improvements) are free of any material defects (patent or latent) and there are no material or structural repairs or replacements that are necessary or advisable and, without limiting the foregoing, there are no material repairs to, or replacements of, the roof or the mechanical, electrical, heating, ventilating, air-conditioning, plumbing, drainage, sprinkler or elevating equipment or systems that are necessary or advisable, all of such equipment and systems are fully operational, and none of the SNDL Leased Properties in relation to which the initial construction has been completed is currently undergoing any alteration or renovation nor is any such alteration or renovation contemplated; and
B-5

(f)	any arrangements or agreements by which SNDL or its relevant affiliates, as applicable, subleases, licenses, or otherwise grants access or occupancy of any portion of the SNDL Leased Properties to a third party who is not the landlord thereof together with all necessary approvals (if any) in respect thereof have been made available to the Company.
(iv)	Except as disclosed in the SNDL Disclosure Letter: (A) SNDL has a valid and subsisting leasehold interest in each of the SNDL Leased Properties, as applicable, subject to the terms and conditions of the applicable SNDL Transferred Store Lease; (B) each SNDL Transferred Store Lease is valid, legally binding, enforceable and in full force and effect (subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction); (C) none of SNDL or its affiliates is in breach of, or default under, such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by SNDL or its affiliates, or permit termination, modification or acceleration by any third party thereunder; and (D) to the knowledge of SNDL, no third party has repudiated or has the right to terminate or repudiate any such lease or sublease (except for termination rights that may be specifically set out in such leases and except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof.
(v)	To the knowledge of SNDL, the SNDL Leased Properties are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the normal operations of the facilities of SNDL and its applicable affiliates.
(vi)	To the knowledge of SNDL, SNDL has not received written notice from any Governmental Entity of any scheduled and material road construction project within the immediate vicinity of any SNDL Transferred Store which would reasonably be expected to materially and adversely affect access or traffic flow to such SNDL Transferred Store as applicable, including, but not limited to, road construction projections on roadways adjacent to such SNDL Transferred Store, or any main highway, tollway or other roadway artery in the immediate vicinity of such SNDL Transferred Store.
(vii)	Except as disclosed in the SNDL Disclosure Letter, all SNDL Transferred Store Leases, notices of SNDL Transferred Store Lease, and caveats are registered against the title to the applicable SNDL Leased Property, as applicable.
13.	Title.

(i)              Except in connection with the Transactions or as disclosed in the SNDL Disclosure Letter, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the SNDL Transferred Store Assets owned by SNDL or its affiliates, as applicable, or any part thereof or interest therein.

(ii)             Except as would not be reasonably expected to have, individually or in the aggregate, a SNDL Material Adverse Effect, no part of the SNDL Leased Properties has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the SNDL, does any Person have any intent or proposal to give such notice or commence any such proceedings.

B-6

14.	Contracts

Except as disclosed in the SNDL Disclosure Letter: (i) each Contract related to the business and operations of the SNDL Transferred Stores is legal, valid, binding and in full force and effect and is enforceable by SNDL or an affiliate, as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction; (ii) none of SNDL or any affiliate is in breach or default under any such Contract, as applicable, nor does SNDL have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default; (iii) as of the date hereof, none of SNDL or its affiliates knows of, or has received any notice (whether written or oral) of, any breach, default, cancelation, termination, or no renewal under any such Contract by any other party to any such Contract, as applicable; and (iv) no Authorization, consent of, or notice to, is required for the completion of the Transactions contemplated by this Agreement and the Transaction Agreements. As of the date of this Agreement, no such Contract has been modified, rescinded or terminated, except in the Ordinary Course.

15.	Insurance.

Each of SNDL and its affiliates that conduct the business and operations of the SNDL Transferred Stores and own the SNDL Transferred Store Assets have been continuously since January 1, 2020, insured by reputable and financially responsible insurers and the insurance policies are appropriate to the SNDL Transferred Stores, as applicable in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable businesses. The applicable insurance policies of SNDL and its affiliates are in full force and effect in accordance with their terms and in good standing.

B-7

SCHEDULE C
KEY REGULATORY APPROVALS

•	Regulatory Approvals of the applicable Governmental Entity required under the Gaming, Liquor and Cannabis Act (Alberta);
•	Regulatory Approvals of the applicable Governmental Entity required under the Cannabis Control (Saskatchewan) Act;
•	Regulatory Approvals of the applicable Governmental Entity required under the Liquor, Gaming and Cannabis Control Act (Manitoba);
•	Acquiescence or non-objection from the applicable Governmental Entity having jurisdiction under the Cannabis Licence Act, 2018 (Ontario) to the consummation of the Transactions;
•	Regulatory Approvals, if and as required, of the applicable Securities Authorities; and
•	Acceptance of the Transactions by the TSX under Part V of the TSX Company Manual.

C-1

APPENDIX A

(See attached.)

sndl INC.

- and -

NOVA CANNABIS INC.

- and -

THEIR RESPECTIVE AFFILIATES SET FORTH HEREIN

STRATEGIC PARTNERSHIP AGREEMENT

DATED AS OF [●], 2023

Article 1 INTERPRETATION	2
1.1 Definitions	2
1.2 Interpretation	10
1.3 Date for any Action	11
1.4 Governing Law and Attornment	11

Article 2 STRATEGIC PARTNERSHIP	12
2.1 Engagement	12
2.2 Limitations on Power and Authority of the Parties	12
2.3 Covenants of the Parties	12
2.4 Store Level License Agreements	12
2.5 Corporate Policies for Banners	13
2.6 Exclusivity	13
2.7 Right of First Refusal	14
2.8 Changes to the Systems	17
2.9 Advertising, Marketing and Promotion	17
2.10 Force Majeure	18

Article 3 Intellectual Property	19
3.1 Grant of Licence	19
3.2 Branding Guidelines	20
3.3 Ownership and Control of SNDL Intellectual Property	20
3.4 Changes to SNDL Intellectual Property	21
3.5 Effect of Termination	21

Article 4 System Support	22
4.1 Payment of Costs and Expenses	22
4.2 Site Selection	22
4.3 Construction	23
4.4 Opening of New Stores	24
4.5 Fixtures, Equipment and Signs	24
4.6 Supplier and Product Curation	25

Article 5 COMPENSATION	25
5.1 License Fees	25
5.2 Advertising Budget	27
5.3 Taxes	28
5.4 Sales Reports	28

Article 6 Additional Representations, Warranties and Covenants	29
6.1 Additional Representations, Warranties and Covenants of the SNDL Group	29
6.2 Additional Representations, Warranties and Covenants of the Nova Group	29

Article 7 RECORDS and Examination Rights	30
7.1 Books and Records	30
7.2 Examination of Records	30
7.3 Notice of and Access to Material Information	31

- i -

Article 8 Indemnification	31
8.1 Indemnification of the SNDL Group	31
8.2 Indemnification of the Nova Group	32
8.3 Method of Asserting Claims	33
8.4 Net Amount	34
8.5 Subrogation Rights	34
8.6 Limitation on Liability	35

Article 9 Dispute Resolution	35
9.1 Dispute Resolution	35

Article 10 Confidentiality and Public Statements	36
10.1 Confidentiality	36
10.2 Public Statements	38

Article 11 TERM	38
11.1 Term	38
11.2 Survival	38

Article 12 Termination	38
12.1 Events of Termination for the Nova Group	38
12.2 Termination for Nova Event of Termination	39
12.3 Events of Termination for the SNDL Group	40
12.4 Termination for SNDL Event of Termination	40
12.5 Facilitation of Post-Termination Transition	41
12.6 Effect of Termination	42

Article 13 GENERAL	42
13.1 No Partnership, Joint Venture or Trust	42
13.2 Notice	42
13.3 Assignment	43
13.4 Non-Merger	43
13.5 Entire Agreement; Amendment	43
13.6 Remedies	43
13.7 Additional Rights	44
13.8 Waiver	44
13.9 Severability	44
13.10 Further Assurances	44
13.11 Time	44
13.12 Counterpart Execution	44

- ii -

STRATEGIC PARTNERSHIP AGREEMENT

THIS STRATEGIC PARTNERSHIP AGREEMENT is made as of the [●] day of [●], 2023

AMONG:

SNDL INC., a corporation incorporated under the laws of the Province of Alberta

(“SNDL”),

- and -

The subsidiaries of SNDL set out on the signature page hereto

(collectively, the “SNDL Subsidiaries”, and together with SNDL, the “SNDL Group”),

- and –

NOVA CANNABIS INC., a corporation continued under the laws of the Province of Alberta

(“Nova”),

- and -

The subsidiaries of Nova set out on the signature page hereto

(collectively, the “Nova Subsidiaries”, and together with Nova, the “Nova Group”).

WHEREAS:

A.	On December 20, 2022, SNDL and Nova entered into an implementation agreement (the “Implementation Agreement”).
B.	The Implementation Agreement contemplates, among other things, that the relevant members of the SNDL Group and the Nova Group will enter into this Agreement and the Store Level License Agreements, as applicable, pursuant to which Parties will implement certain strategic initiatives, on and subject to the terms and conditions hereof.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	“Advertising and Promotion Fee” has the meaning set forth in Section 5.2(a);
(b)	“affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person but, in respect of affiliates of SNDL, does not include Nova and vice versa. For the purposes of this Agreement, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise;
(c)	“Agreement” means this Strategic Partnership Agreement, as may be amended, restated, replaced or supplemented from time to time;
(d)	“APF Payment” has the meaning set forth in Section 5.2(b);
(e)	“Approved Location” has the meaning set forth in Section 2.7(b);
(f)	“Banners” means, collectively, the cannabis retail brand banners owned by the SNDL Group and that is the subject of this Agreement, including (without limitation) the “Spiritleaf” banner, the “Value Buds” banner and the “Superette” banner;
(g)	“Branding Guidelines” means the standards, policies, guidelines, procedures, colour schemes, codes of conduct, methods, controls, manuals, processes and other specifications with respect to the use of the Intellectual Property of the SNDL Group, including the SNDL Intellectual Property, set out in Schedule “E” hereto, as may be amended, supplemented or replaced from time to time;
(h)	“Business Day” means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in Calgary, Alberta;
(i)	“Cannabis Laws” means, collectively: (i) the laws of Canada and each of the provinces and territories therein applicable to the production, manufacture, cultivation, importation, exportation, advertisement, marketing, promotion, sale and/or distribution of cannabis, cannabis products and/or related products, including, without limitation, the Cannabis Retail Laws, the Cannabis Act (Canada), the Cannabis Regulations (Canada) and the Excise Act, 2001 (Canada); and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policy statements, orders and rulings of the applicable Governmental Entity in each such jurisdiction;

(j)	“cannabis product” has the meaning set forth in the Cannabis Laws;
(k)	“Cannabis Retail Laws” means , collectively: (i) the laws of each of the provinces and territories of Canada applicable to the manufacture, advertisement, marketing, promotion, wholesale purchase, wholesale sale, retail sale and/or distribution of cannabis, cannabis products and/or related products and the establishment, ownership and/or operation of cannabis retail stores, including, without limitation, the Cannabis Licence Act, 2018 (Ontario), the Gaming, Liquor and Cannabis Act (Alberta) and the Cannabis Control (Saskatchewan) Act; and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policies, orders, rulings, terms and conditions, handbooks and guidelines of the applicable Governmental Entity in each such jurisdiction;
(l)	“cannabis retail store” means a retail store owned or operated under a Banner by the Nova Group;
(m)	“CFRA” means the amended and restated collaboration and financial reporting agreement entered into between SNDL and Nova on [●], 2023, as amended, replaced or supplemented from time to time;
(a)	“Claim” has the meaning set forth in Section 8.1;
(b)	“COGS” means, in respect of any cannabis retail store operated under the Banners by any member of the Nova Group pursuant to this Agreement, the sum of all costs incurred by such member of the Nova Group to purchase the products that were sold to earn the Gross Sales from the applicable cannabis retail store;
(c)	“Confidential Information” means non-public, confidential, personal or proprietary information concerning a Party and its affiliates and its and their respective businesses and affairs that is or has been disclosed by one Party (a “Disclosing Party”) to another Party who is not an affiliate thereof (the “Recipient”), regardless of the manner in which it is furnished (whether oral or in writing or in any other form or media) or obtained, in connection with the transactions contemplated by this Agreement, including the fact of a relationship between the Parties, the existence of, the terms and conditions of, the status of the transaction contemplated by, or any other facts pertaining to this Agreement, any information about identifiable individuals or any other information relating to a Party and its affiliates, customers, suppliers, partners, investors, employees and consultants, but in each case does not include information that the Recipient can demonstrate: (i) is or has become generally available to the public other than as a result of disclosure by the Recipient or its affiliates or Representatives; (ii) is received by the Recipient or its affiliates or representatives from an independent third party that obtained it lawfully and was under no duty of confidentiality; (iii) was in its possession or the possession of its affiliates or Representatives prior to the disclosure of such information by the Disclosing Party; or (iv) was independently developed by the Recipient or its affiliates or representatives without the use of or reference to any Confidential Information. For the avoidance of doubt, the Branding Guidelines, any promotional plan, any marketing materials and any other information provided by the SNDL Group to the Nova Group pursuant to this Agreement and/or the Store Level License Agreements that is not publicly available is the Confidential Information of the SNDL Group;

(d)	“Corporate Policy” has the meaning set forth in Section 2.5;
(e)	“Costs and Expenses” means, collectively, all costs and expenses involved in designing, constructing, fixturing, equipping and furnishing and otherwise completing the premises of any cannabis retail store proposed to be operated under a Banner by the Nova Group pursuant to this Agreement as required by the SNDL Group in accordance with the applicable System including, without limitation, costs and expenses for designs, plans, permits, amounts payable to the landlord for leasehold improvements, or costs paid or payable to obtain the tenancy, and/or for contributions to common area requirement or tenant’s work under the applicable Lease of such premises and any charge backs or other charges made by the landlord under the Lease or otherwise in respect of the lease of the relevant premises;
(f)	“Disclosure Document” has the meaning set forth in Section 2.7(j)(i);
(g)	“Dispute” has the meaning set forth in Section 9.1;
(h)	“Effective Date” means the date of this Agreement;
(i)	“Election Notice” has the meaning set forth in Section 2.7(c);
(j)	“Force Majeure” means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and to the extent, notwithstanding the exercise of commercially reasonable efforts, that the Party claiming the Force Majeure is unable to prevent its occurrence or mitigate its effects, and which thus causes a delay, disruption or impedes the performance of any obligation (other than the obligation to pay money due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, pandemics, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, acts of God, laws, rules, regulations, policies, orders, directives or restraints issued or imposed by any Governmental Entity, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any Governmental Authority; provided, however, that a Party's own lack of funds or other financial problems or difficulties shall not constitute “Force Majeure” in respect of such Party;
(k)	“Force Majeure Event” has the meaning set forth in Section 2.10;
(l)	“Force Majeure Event Notice” has the meaning set forth in Section 2.10;

(m)	“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, Securities Authority, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange, or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a contract;
(n)	“Gross Profit” means, in respect of any cannabis retail store operated under the Banners by any member of the Nova Group pursuant to this Agreement, the Net Sales of such cannabis retail store, less the applicable COGS;
(o)	“Gross Sales” means, in respect of any cannabis retail store operated under the Banners by any member of the Nova Group pursuant to this Agreement, all sales or any other income whatsoever and from whatever source derived by such member of the Nova Group from operating such cannabis retail store in connection with the applicable Banner, including, without limitation, all income derived by such member of the Nova Group from the sale of products (cannabis products and otherwise) at such cannabis retail store and/or the sale of data and/or other information related to sales of products at such cannabis retail store, whether for cash or credit and whether sold or supplied at or off-site of such cannabis retail stores or on the internet, and whether collected or uncollected, it being acknowledged that there is no allowance for bad debt in the calculation of Gross Sales. Without limiting the generality of the foregoing, amounts of all sales assumed to have been lost due to interruption of the Nova Group’s business (or any part thereof) which an insurer pays or will pay or would have been required to pay from the business interruption insurance required to be carried by any member of the Nova Group are included in Gross Sales. Gross Sales does not include sales Taxes or similar Taxes that are required to be charged by any Governmental Entity and remitted to such Governmental Entity in the nature of a goods and services or similar Tax provided the Nova Group actually pays such Tax;
(p)	“IFRS” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards and applied on a basis consistent with preceding years;
(q)	“Implementation Agreement” has the meaning set forth in the Recitals;
(r)	“Indemnified Party” has the meaning set forth in Section 8.3(a);
(s)	“Indemnifying Party” has the meaning set forth in Section 8.3(a);
(t)	“Intellectual Property” means any and all intellectual property rights of whatever nature and kind, including, without limitation, all Trademarks, trade names, trade dress, domain names, logos, patents, trade secrets, industrial designs and copyrights, whether registered or unregistered, and all inventions, formulae, processes, all technology techniques, know-how, research and technical data, studies, instructions, guides, manuals, designs, market intelligence, reports, software and documentation and any and all rights for the registration or legal protection of the foregoing;

(u)	“laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, award, order, injunction, judgment, decree, direction, decision, ruling, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise; and the term “applicable” with respect to such laws (including environmental laws) and in a context that refers to a Party or other Person, means such laws as are applicable to such Party or Person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or its or their business, undertaking, property or securities;
(v)	“Lease” has the meaning set forth in Section 4.2;
(w)	“Licence” has the meaning set forth in Section 3.1(a);
(x)	“License Fee” has the meaning set forth in Section 5.1;
(y)	“License Fee Holiday” has the meaning set forth in Section 5.1;
(z)	“MSA” means the amended and restated management and administrative services agreement entered into between SNDL and Nova on [●], 2023, as amended, replaced or supplemented from time to time;
(aa)	“Negotiation Period” has the meaning set forth in Section 2.7(d);
(bb)	“Net Sales” means, in respect of any cannabis retail store operated under the Banners by any member of the Nova Group pursuant to this Agreement, the Gross Sales of such cannabis retail store, less the value of all returns or credits actually taken or granted by the applicable cannabis retail store in accordance with the applicable member of Nova Group’s ordinary return policy as it exists on the Effective Date;
(cc)	“New Store” has the meaning set forth in Section 4.2;
(dd)	“Nova” has the meaning set forth in the Preamble;
(ee)	“Nova Change of Control Transaction” means, other than as may be contemplated by the Implementation Agreement, one or a series of transactions or events resulting in a change of control of any member of the Nova Group, which for these purposes will include the occurrence of any of the following, directly or indirectly: (a) the acquisition by any Person, or group of Persons acting jointly or in concert, of beneficial ownership or control over 50% or more of the outstanding voting securities of any member of the Nova Group; (b) an arrangement, merger, amalgamation or other combination of the business or property of any member of the Nova Group with or into any other Person; or (c) the lease, sale, transfer or other disposition of all or substantially all of the assets of any member of the Nova Group on a consolidated basis; provided that a Nova Change of Control Transaction shall not include a lease, sale, merger, arrangement, amalgamation, reorganization or similar transaction if (i) the previous holders of voting securities of the applicable member(s) of the Nova Group immediately prior to such transaction(s) hold at least 50% of the voting control or direction in such merged, arranged, amalgamated, reorganized or other continuing entity (and, in the case of a lease, sale, transfer or other disposition of all or substantially all of the assets, in the entity which has acquired such assets) and more than 50% of the total number of outstanding shares of such entity, in each case, immediately following the completion of such transaction(s), and (ii) the previous holders of voting securities of the applicable member(s) of the Nova Group immediately prior to such transaction(s) hold such voting securities, immediately following the applicable transaction(s), in substantially the same proportions (vis a vis each other) as were held immediately prior to the completion of such transaction(s);

(ff)	“Nova Cure Period” has the meaning set forth in Section 12.1(a);
(gg)	“Nova Event of Termination” has the meaning set forth in Section 12.1;
(hh)	“Nova Group” has the meaning set forth in the Preamble;
(ii)	“Nova Indemnitees” has the meaning set forth in Section 8.2;
(jj)	“Nova Member” has the meaning set forth in Section 2.7(c);
(kk)	“Nova Subsidiaries” has the meaning set forth in the Preamble;
(ll)	“Ordinary Course” means, with respect to an action taken by a Party (and, in the case of Nova, including each member of the Nova Group, and, in the case of SNDL, including each member of the SNDL Group), that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Party (and, in the case of Nova, including each member of the Nova Group, and, in the case of SNDL, including each member of the SNDL Group) consistent with past practice;
(mm)	“Overpayment” has the meaning set forth in Section 7.2(b)(i)(B);
(nn)	“Parties” means, collectively, the SNDL Group and the Nova Group, and their respective successors and permitted assigns and “Party” means any one of them;
(oo)	“Permitted Disclosee” has the meaning set forth in Section 10.1(a);
(pp)	“Person” includes a natural person, a firm, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a Governmental Entity or any other entity, and the executors, administrators or other legal representatives of an individual in such capacity;
(qq)	“Proposed Change” has the meaning set forth in Section 2.8;
(rr)	“Receipt” has the meaning set forth in Section 2.7(j)(ii);

(ss)	“Representatives” means a Party’s directors, officers, partners, employees, consultants, agents and advisors (including accountants, legal counsel, consultants and financial advisors);
(tt)	“ROFR” has the meaning set forth in Section 2.7(a);
(uu)	“ROFR Notice” has the meaning set forth in Section 2.7(b);
(vv)	“ROFR Store” has the meaning set forth in Section 2.7(a);
(ww)	“Sales Report” has the meaning set forth in Section 5.4;
(xx)	“Services” means the management and administrative services provided by the SNDL Group to the Nova Group during the effective term of the MSA;
(yy)	“SNDL” has the meaning set forth in the Preamble;
(zz)	“SNDL Change of Control Transaction” means, other than as may be contemplated by the Implementation Agreement, one or a series of transactions or events resulting in a change of control of any member of the SNDL Group, which for these purposes will include the occurrence of any of the following, directly or indirectly: (a) the acquisition by any Person, or group of Persons acting jointly or in concert, of beneficial ownership or control over 50% or more of the outstanding voting securities of any member of the SNDL Group; (b) an arrangement, merger, amalgamation or other combination of the business or property of any member of the SNDL Group with or into any other Person; or (c) the lease, sale, transfer or other disposition of all or substantially all of the assets of any member of the SNDL Group on a consolidated basis; provided that a SNDL Change of Control Transaction shall not include a lease, sale, merger, arrangement, amalgamation, reorganization or similar transaction if (i) the previous holders of voting securities of the applicable member(s) of the SNDL Group immediately prior to such transaction(s) hold at least 50% of the voting control or direction in such merged, arranged, amalgamated, reorganized or other continuing entity (and, in the case of a lease, sale, transfer or other disposition of all or substantially all of the assets, in the entity which has acquired such assets) and more than 50% of the total number of outstanding shares of such entity, in each case, immediately following the completion of such transaction(s), and (ii) the previous holders of voting securities of the applicable member(s) of the SNDL Group immediately prior to such transaction(s) hold such voting securities, immediately following the applicable transaction(s), in substantially the same proportions (vis a vis each other) as were held immediately prior to the completion of such transaction(s);
(aaa)	“SNDL Cure Period” has the meaning set forth in Section 12.3(a);
(bbb)	“SNDL Event of Termination” has the meaning set forth in Section 12.3;
(ccc)	“SNDL Group” has the meaning set forth in the Preamble;
(ddd)	“SNDL Indemnitees” has the meaning set forth in Section 8.1;

(eee)	“SNDL Intellectual Property” means, collectively, those Trademarks, logos, slogans, and other branding elements developed or otherwise owned by the SNDL Group and all related designs of the SNDL Group, and all Intellectual Property rights in and to the exterior design, including all ornamental and aesthetic features, of the cannabis retail stores operated under any Banner, including, without limitation, any know-how, trade secrets, technologies, innovations, developments, improvements or any other Intellectual Property rights relating to the foregoing, whether registered or unregistered, as the same may be amended, supplemented or replaced by the SNDL from time to time;
(fff)	“SNDL Subsidiaries” has the meaning set forth in the Preamble;
(ggg)	“Store Level License Agreements” has the meaning set forth in Section 2.4(a);
(hhh)	“subsidiary” means a Person that is controlled, directly or indirectly, by another Person;
(iii)	“Systems” means, collectively, the “Systems” defined and described in each of the Store Level License Agreements, as applicable;
(jjj)	“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all Employment Insurance, Canada Pension Plan, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;
(kkk)	“Term” has the meaning set forth in Section 11.1;
(lll)	“Territory” means, collectively, each of the provinces and territories of Canada;
(mmm)	“TLF Payment” has the meaning set forth in Section 5.1(b)(ii);
(nnn)	“Total License Fee” has the meaning set forth in Section 5.1(b)(i);

(ooo)	“Trademarks” means all rights in and to Canadian and foreign trademarks, trade dress, trade and business names, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing, in each case whether registered or unregistered and including all registrations and applications therefor, and renewals and extensions thereof, such rights and all similar or equivalent rights or forms of protection in any part of the world;
(ppp)	“Transition-Out Assistance” means the reasonable actions to be performed by the Nova Group, pursuant to the Transition-Out Work Plan, to enable a smooth transition of the responsibility for the operation of the stores under the Systems from the SNDL Group to the Nova Group, during the Transition-Out Period.
(qqq)	“Transition-Out Period” has the meaning ascribed thereto in Section 12.5.
(rrr)	“Transition-Out Services” has the meaning ascribed thereto in Section 12.5.
(sss)	“Transition-Out Work Plan” means a detailed work plan, produced and approved by the Parties in accordance with Section 12.5 containing all necessary information to execute a successful transition of operational responsibility for the all stores under the Systems from the SNDL Group to the Nova Group. Such work plan shall include, without limitation: (i) definition of transition tasks; (ii) planning for the timely execution of the tasks; (iii) human resource planning to enable the execution of the tasks; (iv) definition and qualification of any other resources required; and (vi) a schedule for Transition-Out Assistance services; and
(ttt)	“Underpayment” has the meaning set forth in Section 7.2(b)(i)(A).
1.2	Interpretation

Unless the context otherwise requires, the following provisions will govern the interpretation of this Agreement:

(a)	References to this Agreement: the words “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, article and other references are to those contained in or attached to this Agreement, in each case unless otherwise specified;
(b)	Words Importing the Singular: the meanings given to terms defined in this Agreement apply to both the singular and plural forms of those terms, and terms importing a particular gender or neuter in this Agreement include all genders and neuter;
(c)	Derivative Meanings: where in this Agreement a term is defined, a derivative of that term shall have a corresponding meaning;
(d)	Interpretation Not Affected by Headings, Etc.: the division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(e)	Computation of Time: each reference to “days” in this Agreement means calendar days, unless the term “Business Days” is used. Each reference to a time of day in this Agreement means that time in Calgary, Alberta, unless otherwise specified. In computation of periods of time in this Agreement from a specified date to a later specified date, the word “from” means “from and excluding” and the words “to” and “until” each means “to and including”;
(f)	Accounting Terms. All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting, as applicable, at the relevant time, applied on a consistent basis.
(g)	References to Statute: except as otherwise specified in this Agreement, each reference in this Agreement to a statute, requirement of applicable law or the consent of a Governmental Entity shall be deemed to refer to such statute, requirement of applicable law or the consent of a Governmental Entity as the same may be amended, supplemented or otherwise modified from time to time;
(h)	References to this Agreement: except as otherwise specified in this Agreement, each reference in this Agreement to any agreement (including a reference to this Agreement):
(i)	includes all schedules, exhibits, annexes or other attachments thereto; and
(ii)	refers to that agreement as it may be amended, supplemented or otherwise modified from time to time;
(i)	References to Parties: each reference in this Agreement to a Party shall be deemed to include that Party's successors and permitted assigns; and
(j)	Currency: Except as otherwise stated, all references in this Agreement to “Dollars” or “$” are to lawful money of Canada.
1.3	Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day that action shall be required to be taken on the next succeeding day which is a Business Day.

1.4	Governing Law and Attornment

This Agreement will be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and will be treated in all respects as an Alberta contract. Subject to Article 9, the Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute related to or arising from this Agreement.

Article 2
STRATEGIC PARTNERSHIP

2.1	Engagement

Subject to and in accordance with the terms, conditions and limitations herein contained, the Parties hereby engage one another to implement the strategic initiatives contemplated by this Agreement.

2.2	Limitations on Power and Authority of the Parties

Notwithstanding expressly or implicitly stated herein or in the documents executed in connection herewith, in the performance of their respective obligations, covenants and responsibilities hereunder, each of the Parties shall not have the power or authority to commit or approve the commission of any action or inaction which would result in a violation of, or does not comply with, all applicable laws in all material respects.

2.3	Covenants of the Parties

Each Party covenants and agrees that in the performance of its respective obligations, covenants and responsibilities hereunder, it shall:

(a)	perform all such obligations, covenants and responsibilities at all times in compliance with applicable laws;
(b)	observe and perform, and cause to be observed and performed by the SNDL Group or the Nova Group, as applicable, all obligations of the SNDL Group or the Nova Group, as applicable, set forth herein and in all documents executed in connection herewith; and
(c)	ensure that all of its personnel providing its obligations, covenants and responsibilities provided hereunder shall be subject to and comply with the terms and conditions hereof.
2.4	Store Level License Agreements
(a)	The Parties shall duly execute and deliver, and cause their respective affiliate(s) to duly execute and deliver, as applicable, each of the following agreements concurrently with the execution and delivery of this Agreement:
(i)	a store level license agreement in the form attached hereto as Schedule “A” in respect of the “Value Buds” Banner;
(ii)	a store level license agreement in the form attached hereto as Schedule “B” in respect of the “Spiritleaf” Banner;[1] and

[1]	To contain substantially similar commercial terms to those set out in the store level license agreement in respect of the “Value Buds” Banner.

(iii)	a store level license agreement in the form attached hereto as Schedule “C” in respect of the “Superette” Banner,[2]

(collectively with such store level license agreements that may be entered into by members of the SNDL Group and the Nova Group pursuant to Section 2.4(b), the “Store Level License Agreements”).

(b)	In the event the Parties wish to agree to make an additional cannabis retail brand banner the subject of this Agreement (including by way of the exercise by Nova of the ROFR), the creation of any such agreement shall be conditional: (i) to the extent the relevant affiliate of SNDL and/or Nova is not already a Party to this Agreement, the execution by the relevant affiliate(s) of a joinder agreement, in form and substance reasonably satisfactory to SNDL and Nova, pursuant to which the relevant affiliate(s) will become party to and bound by the terms and conditions of this Agreement (thereby becoming a member of the SNDL Group or the Nova Group, as applicable); and (ii) the execution by the relevant members of the SNDL Group and the Nova Group of a store level license agreement, in form and substance reasonably satisfactory to SNDL and Nova, in respect of the additional Banner in question.
2.5	Corporate Policies for Banners

Concurrently with the execution and delivery of this Agreement, and with effect as of the Effective Date, SNDL and Nova (and their respective boards of directors) shall each (i) implement a corporate policy, in form and substance reasonably satisfactory to the other Party and which contains, at a minimum, the terms and conditions set forth in Schedule “D” hereto, that ensures the confidentiality and separation of the confidential and commercially sensitive information of the licensed cannabis retail stores operating their respective businesses under each of the Banners (each, a “Corporate Policy”), and (ii) publish the applicable Party’s Corporate Policy on its website to be viewable by the licensed cannabis retailers operating under the Banners.

2.6	Exclusivity
(a)	For the duration of the Term, the Nova Group shall have the exclusive right to operate cannabis retail stores in the Territory under the “Value Buds” Banner and, during the Term, the SNDL Group shall not be permitted to open and operate, or cause or allow to be opened and operated, any cannabis retail stores in the Territory under the “Value Buds” Banner.
(b)	Subject to the allowances in Section 2.6(c), for the duration of the Term, the Nova Group shall have the exclusive right to operate cannabis retail stores in the Territory under the “Spiritleaf” Banner and the “Superette” Banner, and, during the Term, the SNDL Group shall not be permitted to open and operate, or cause or allow to be opened and operated, any cannabis retail stores in the Territory under the “Spiritleaf” Banner or the “Superette” Banner.

[2]	To contain substantially similar commercial terms to those set out in the store level license agreement in respect of the “Value Buds” Banner.

(c)	Notwithstanding the exclusivity provided under Section 2.6(b), the SNDL Group shall be permitted to:
(i)	grant rights to their existing franchisees (as determined as of the Effective Date) to establish and operate cannabis retail stores on a franchise basis or similar basis using the “Spiritleaf” System and/or the “Superette” System at locations inside the Territory and on any terms and conditions SNDL deems appropriate; and
(ii)	establish, operate and/or grant rights to their future franchisees to establish and operate cannabis retail stores on a franchise basis or similar basis using the “Spiritleaf” System and/or the “Superette” System at locations inside the Territory and on any terms and conditions SNDL deems appropriate for locations in respect of which the ROFR is not exercised in accordance with Section 2.7.

For the avoidance of doubt, the Nova Group shall have no rights in respect of any cannabis retail store established, operated and/or franchised by the SNDL Group that is located outside of the Territory.

2.7	Right of First Refusal
(a)	During the Term, the Nova Group shall have the right to acquire the right to operate, under any System or Banner, pursuant to a store level license agreement in form and substance reasonably satisfactory to SNDL, any new cannabis retail stores acquired, developed or intended to be opened by the SNDL Group within the Territory (each, a “ROFR Store”) upon the terms and conditions set out in this Section 2.7 (the “ROFR”); provided that the ROFR shall not be exercisable in respect of any ROFR Store that would cause any member of the SNDL Group or any affiliate thereof to breach any license agreement, franchise agreement or similar arrangement in respect of one or more cannabis retail stores to which it is a party.
(b)	Upon the occurrence of the following events, SNDL, on behalf of the SNDL Group, shall provide notice thereof to Nova, on behalf of the Nova Group (the “ROFR Notice”), which notice shall identify the specific proposed location for the applicable ROFR Store(s):
(i)	any member of the SNDL Group receives a bona fide expression of interest from a prospective third party to enter into a license agreement, franchise agreement or similar arrangement for the operation of a cannabis retail store under any of the Banners in the Territory at a location that a member of the SNDL Group has approved; or
(ii)	any member of the SNDL Group identifies a location within the Territory determined by SNDL to be suitable and appropriate for the ROFR Store

(such location that may be approved or identified by the SNDL as set forth above shall, hereinafter, be referred to as the “Approved Location”).

(c)	Nova, on behalf of the applicable member of the Nova Group, shall provide notice of its desire to exercise the ROFR within ten (10) Business Days following the delivery of the ROFR Notice (the “Election Notice”). The Election Notice shall contain, at a minimum, the following information: (i) the name of the applicable member of the Nova Group proposing to acquire the Approved Location or the right to operate the ROFR Store at the Approved Location (the “Nova Member”); (ii) the proposed compensation to be paid to the SNDL Group in consideration for the proposed acquisition; (iii) the Banner under which the ROFR Store is proposed to be operated; and (iv) the proposed date of opening of the ROFR Store. If the Election Notice is not received by the Franchisor in the form and within the ten (10) Business Day period required by this Section 2.7(c), the Nova Group shall be deemed to have rejected the Approved Location and the Approved Location shall thereafter be permanently excluded from the scope of the ROFR.
(d)	If Nova duly exercises the ROFR in accordance with Section 2.7(c), the Nova Member shall have the exclusive right for a period of thirty (30) days following delivery of the Election Notice (the “Negotiation Period”) to: (i) negotiate a binding Lease with the landlord in respect of the Approved Location, in a form approved by the SNDL Group, acting reasonably; and (ii) negotiate the material terms of a purchase agreement or a store level license agreement, as applicable, in respect of the Approved Location with a member of the SNDL Group (each acting reasonably), in each case in form and substance reasonably satisfactory to the SNDL Group. The Nova Member’s right during the Negotiation Period is restricted to only bona fide negotiations with the landlord and the SNDL Group in respect of the Approved Location. Other than entering into a binding Lease in respect of the Approved Location and a binding purchase agreement or store level license agreement in respect of the ROFR Store, the Nova Member shall not, directly or indirectly, take any steps which have the effect of preventing or materially hindering other parties from negotiating in respect of the Approved Location and ROFR Store after the end of the Negotiation Period.
(e)	Upon the SNDL Group receiving a bona fide expression of interest referred to in 2.7(b)(i), SNDL, on behalf of the SNDL Group, shall instruct the applicable third party that they are prohibited from taking any steps, directly or indirectly, which have the effect of preventing or materially hindering the Nova Group from exercising its right to negotiate under Section 2.7(d). SNDL, on behalf of the SNDL Group, shall decline to permit the applicable third party to open the ROFR Store under the proposed Banner at the Approved Location where SNDL, on behalf of the SNDL Group, concludes, in its business judgment, that the applicable third party took steps, directly or indirectly, which had the effect of preventing or materially hindering the Nova Group from exercising their right to negotiate under Section 2.7(d).
(f)	During the Negotiation Period, the SNDL Group shall not negotiate with the landlord in respect of the Approved Location (other than in respect of a Lease that contemplates the Nova Member operating the ROFR Store). The Franchisor shall also instruct any applicable third party not to discuss the Approved Location with the landlord thereof during the Negotiation Period. The SNDL Group shall decline to permit the applicable third party to open the ROFR Store at the Approved Location where SNDL, on behalf of the SNDL Group, concludes, in its business judgment, that the applicable third party discussed the Approved Location with the landlord thereof during the Negotiation Period.

(g)	If there is no binding Lease in respect of the Approved Location between the Nova Member and the applicable landlord or there are no agreed-upon material terms for a purchase agreement or a store level license agreement, as applicable, in respect of the Approved Location with one or more members of the SNDL Group, in each case by the end of the Negotiation Period, the SNDL Group shall be free to deal with the Approved Location and the ROFR Store in its discretion. Despite the foregoing, the Nova Group shall be entitled to receive a new ROFR Notice in connection with the Approved Location if: (i) such negotiations involving the SNDL Group are discontinued and restarted at a later date; or (ii) if a cannabis retail store is opened at the Approved Location and is thereafter intended to be sold by the SNDL Group or the sub-licensee.
(h)	Any Election Notice delivered to SNDL, on behalf of the SNDL Group, shall be null and void during any period in which any member of the Nova Group is in continuing material default under this Agreement or any Store Level License Agreement.
(i)	During any period in which the ROFR or any Election Notice is null and void, the Franchisee shall be deemed to have rejected the Approved Location and the SNDL Group shall be free to deal with the Approved Location and the ROFR Store in its discretion.
(j)	Upon delivery of the Election Notice to SNDL, on behalf of the SNDL Group:
(i)	if required under applicable law, the relevant member(s) of the SNDL Group shall deliver to the Nova Member a disclosure document (the “Disclosure Document”) in relation to the contemplated ROFR Store, no later than fourteen (14) days following delivery of the Election Notice;
(ii)	the Nova Member shall confirm receipt of the Disclosure Document in the form prescribed by the SNDL Group from time to time (the “Receipt”) within five (5) Business Days of receiving the Disclosure Document;
(iii)	after a period of fourteen (14) days following delivery of the Receipt by the Nova Member or, if a Disclosure Document was not required under applicable law, within five (5) Business Days of the delivery of the Election Notice, a member of the SNDL Group shall deliver to the Nova Member a draft purchase agreement in respect of the Approval Location or store level license agreement to govern the ROFR Store at the Approved Location, as applicable, including all applicable ancillary agreements, which shall contain (among other things) the material terms agreed upon by the relevant parties thereto during the Negotiation Period; and
(iv)	if the Nova Member elects to sign the presented agreement for the contemplated ROFR Store and/or the Approved Location, the applicable Parties (each acting reasonably) shall negotiate the final form of such agreement and sign the such final form within five (5) Business Days of delivery of the initial draft agreement, subject to any material change statement being delivered by the member of the SNDL Group if required by applicable law.

(k)	Time is of the essence with respect to all of the time periods set out in this Section 2.7, and if any member of the Nova Group fails to comply with any of the time periods set out herein, the Nova Group shall be deemed to have rejected the Approved Location and the SNDL Group shall be free to deal with the Approved Location and the ROFR store in its discretion.

Unless expressly provided to the contrary, the purchase agreement or store level license agreement, as applicable, for the ROFR Store and/or the Approved Location shall automatically terminate if there is no binding Lease in respect of the Approved Location between the Nova Member and the landlord by the end of the Negotiation Period. Notwithstanding the foregoing, the Parties acknowledge that for so long as the MSA remains in effect certain Services, including real estate services, are to be provided by the SNDL Group to the Nova Group, and that the Nova Member shall not be prejudiced and shall not lose the benefit of the ROFR to the extent that any failure of the Nova Member to comply with the foregoing requirements is a direct result of a breach of the SNDL Group's related and relevant obligations under the MSA.

2.8	Changes to the Systems

Each member of the Nova Group acknowledges that the Systems must continue to evolve in order to reflect the changing market and to meet new and changing consumer demands and that accordingly, variations and additions to one or more Systems may be required from time to time in order to preserve and enhance the public image of the Systems and to ensure the continuing efficiency of the Systems generally. Accordingly, each member of the Nova Group acknowledges and agrees that the SNDL Group may, from time to time hereafter, upon notice and acting reasonably, add to, subtract from or otherwise change any System, including, without limitation, the adoption and use of new or modified SNDL Intellectual Property, Branding Guidelines, offerings, new techniques and methodologies and methods of promotion and for providing enhanced customer service (each a “Proposed Change”). Each member of the Nova Group agrees, after receiving reasonable written notice from the SNDL Group no less than thirty (30) days in advance of any such Proposed Change, to accept, implement, use and display in the operation of the Nova Group’s cannabis retail stores operating under the Banners all such reasonable additions, modifications and changes. Subject to the foregoing, each member of the Nova Group further agrees that the SNDL Group will have full control and discretion over such developments and that each member of the Nova Group will comply with all reasonable requirements of the SNDL Group in order to implement such modifications; provided that such Proposed Change would not, individually or in the aggregate with other Proposed Changes, be reasonably expected to be materially adverse to the business, affairs, operations, or financial condition of the Nova Group, or would not reasonably be expected to prevent, materially delay, or materially impair the ability of any member of the Nova Group to perform its obligations under this Agreement or the Store Level License Agreements; provided further that no such qualifications shall apply to any Proposed Change that is required by applicable law.

2.9	Advertising, Marketing and Promotion
(a)	Subject to Section 5.2(a), during the Term, the Nova Group shall have the sole responsibility for advertising, marketing, promoting and supporting the cannabis retails stores operating under the Banners pursuant to this Agreement and the Store Level License Agreement; provided that, subject to compliance with applicable law, the SNDL Group shall be permitted to generally advertise and promote the cannabis retails stores operating under the Banners.

(b)	Notwithstanding the foregoing, (i) each member of the Nova Group shall submit to the SNDL Group all advertising, marketing and promotional materials prepared by or for any member of the Nova Group for prior approval of the SNDL Group, and (ii) no member of the Nova Group shall publish, display, disseminate or otherwise make public any advertising, marketing or promotional materials unless a member of the SNDL Group has provided its prior written approval of the applicable materials, such approval not to be unreasonably withheld, conditioned or delayed.
(c)	The Nova Group (or the applicable members thereof operating under any Banner that may be designated or selected by the SNDL Group) shall participate in any advertising, marketing and/or promotional programs developed by or for SNDL, including, without limitation:
(i)	displaying and seasonally rotating wall banners, posters, light boxes and other customizable signage requested by the SNDL Group;
(ii)	displaying and participating in any legally permitted contests and promotions requested by the SNDL Group;
(iii)	implementing any experiential design programs requested by the SNDL Group;
(iv)	displaying point-of-purchase and in-store displays, including cabinets, spinners and counters requested by the SNDL Group; and
(v)	displaying televisions and other digital displays requested by the SNDL Group.
(d)	The Parties acknowledge that the requirements in Sections 2.9(a)-(c) above are subject to the requirement of SNDL, on behalf of the SNDL group, to provide certain Services to the Nova Group pursuant to the MSA for so long as such agreement remains in effect. Nothing in this Section 2.9 shall derogate or abrogate from the requirement of SNDL, on behalf of the SNDL Group, to provide such Services to the Nova Group related to the foregoing. Nova shall not be prejudiced and shall not be in breach of this Section 2.9 to the extent that any failure of Nova and/or any Nova Member to comply with the foregoing requirements is a direct result of a breach of SNDL's related and relevant obligations under the MSA.
2.10	Force Majeure

No Party shall be liable for any default or delay in the performance of its obligations under this Agreement (other than a payment obligation) if and to the extent such default or delay is caused, directly or indirectly, by an act of Force Majeure, provided that the non-performing Party is without fault in causing such default or delay (each such event of Force Majeure meeting such qualifications being a “Force Majeure Event”). For any Force Majeure Event, the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected for as long as such Force Majeure Event prevails and such Party continues to use its good faith commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. Any Party so delayed in its performance shall immediately notify the Party to whom performance is due in writing and describe a reasonable level of detail the circumstances causing such delay (a “Force Majeure Event Notice”). Promptly after receipt of a Force Majeure Event Notice, the designated representatives of each Party shall meet (in person or by telephone) to discuss the Force Majeure Event and consider possible workarounds to the Force Majeure Event. The suspension of performance shall be of no greater scope and of no longer duration than is reasonably required by the Force Majeure Event. Immediately upon resumption of performance of the obligations under this Agreement the Parties shall once again be responsible for the full performance or observance of the obligation(s) so affected.

Article 3
Intellectual Property

3.1	Grant of Licence
(a)	Subject to the terms and conditions of this Agreement, SNDL hereby grants the Nova Group a non-exclusive, personal, limited, revocable, non-transferable, non-sublicensable, license-fee-bearing right and licence to use and exploit the SNDL Intellectual Property during the Term in order to perform their respective duties, responsibilities and obligations under this Agreement, and to support the performance of the obligations of its affiliates under the Store Level License Agreements, in each case in strict accordance with the Branding Guidelines (collectively, the “Licence”).
(b)	Except as is already done prior to the Effective Date, no member of the Nova Group shall:
(i)	dispute or contest, directly or indirectly, the ownership, validity or enforceability of the SNDL Intellectual Property;
(ii)	directly or indirectly attempt to dilute the distinctiveness of the SNDL Intellectual Property or the value of the goodwill associated with the SNDL Intellectual Property;
(iii)	adopt or use, without SNDL’s prior written consent, any word, or mark which is confusingly similar to any part of the SNDL Intellectual Property; or
(iv)	adopt or use a partnership, corporate, business or trade name or domain name that is identical or confusingly similar to any member of the SNDL Group.
(c)	Except as is already done prior to the Effective Date, no member of the Nova Group shall, without the express prior written consent of SNDL, use or register any of the SNDL Intellectual Property or any portion thereof as part of its corporate name or as part of an e-mail address, internet domain name, top level domain, or social media user name.

3.2	Branding Guidelines
(a)	Each member of the Nova Group acknowledges, confirms and agrees that the SNDL Group’s grant of the Licence is subject to and conditional upon the Nova Group’s compliance with the Branding Guidelines. Each member of the Nova Group will only use, display or otherwise deal with the SNDL Intellectual Property in accordance with the Branding Guidelines. No member of the Nova Group shall use, display or otherwise deal with the SNDL Intellectual Property in any manner which is not permitted or is inconsistent with the Branding Guidelines or that any member of the SNDL Group at any time and from time to time specifies in writing is not permissible.
(b)	Each member of the Nova Group acknowledges that: (i) compliance with the Branding Guidelines provides the basis for the valuable goodwill and wide acceptance of the SNDL Intellectual Property; and (ii) compliance with the Branding Guidelines and the Systems by such member of the Nova Group, the accountability of the Nova Group for its performance hereunder, and the establishment and maintenance by the Nova Group of a close working relationship with the SNDL Group in the implementation, promotion and marketing of the strategic alliance contemplated hereby collectively constitute the essence of this Agreement.

(c)	Each member of the Nova Group shall promptly correct any deficiencies in its use or display of, or other dealings with, the SNDL Intellectual Property that are brought to the attention of such member of the Nova Group and shall refrain from branding, promoting and advertising and/or stop all uses or displays of, or other dealings with, all or any part of the SNDL Intellectual Property that, do not comply with the Branding Guidelines.
(d)	The SNDL Group acknowledges and agrees that they are solely responsible, and shall assume liability for, ensuring that the Branding Guidelines are in compliance with all applicable laws.
3.3	Ownership and Control of SNDL Intellectual Property
(a)	Except as provided herein, each member of the Nova Group agrees that the SNDL Group possesses the exclusive right, title and interest in and to the SNDL Intellectual Property and that the SNDL Intellectual Property shall remain the sole property of the SNDL Group. For the avoidance of doubt, each member of the Nova Group acknowledges that the SNDL Intellectual Property, whether now existing or arising in the future, is: (i) the exclusive property of and shall enure to the sole benefit of the SNDL Group; and (ii) hereby irrevocably assigned to the SNDL Group with which the related Banner is associated.
(b)	Except as otherwise provided herein or expressly permitted by SNDL in writing from time to time, no member of the Nova Group shall: (i) make any addition to, deletion from or otherwise modify all or any portion of the SNDL Intellectual Property; or (ii) combine all or any portion of the SNDL Intellectual Property with any other Trademark, trade name, logo, symbol, name or identifier in any manner.
(c)	Upon request from SNDL and subject to applicable law, each member of the Nova Group shall, as soon as reasonably practicable, provide SNDL with samples of all goods, promotional, marketing, advertising and other materials prepared by, for or with the permission of the SNDL Group that bear any portion of the SNDL Intellectual Property.
(d)	If, during the Term, any member of the Nova Group becomes aware of any use by any other Person of any Intellectual Property that might reasonably amount to infringement or passing off of any part of the SNDL Intellectual Property, such member of the Nova Group shall report the particulars of such usage to SNDL in writing as soon as reasonably practicable.
(e)	If any member of the Nova Group becomes aware that any other Person alleges that any part of the SNDL Intellectual Property is invalid, infringes the rights of any Person or is open to any other form of attack, such member of the Nova Group shall not make any admission in respect thereof and shall report the matter to SNDL in writing as soon as reasonably practicable and shall provide reasonable assistance to the SNDL Group, at the SNDL Group’s expense, in any resulting proceedings.
(f)	Notwithstanding anything to the contrary contained herein, the SNDL Group shall have sole conduct and expense of all legal proceedings and negotiations in respect of any actual, proposed or threatened legal proceedings relating to the SNDL Intellectual Property. The SNDL Group shall take all reasonable action to protect the Trademarks and Sub-Licensee shall have no claim to the proceeds of any such lawsuits or settlements related thereto. No member of the Nova Group shall initiate any proceedings in respect of the SNDL Intellectual Property without the express prior written consent of SNDL, which consent may be arbitrarily withheld.
3.4	Changes to SNDL Intellectual Property

The SNDL Group may add elements to, or modify, alter or delete elements from, the SNDL Intellectual Property in its sole discretion from time to time and, provided such changes are in compliance with all applicable laws, any such changes to the SNDL Intellectual Property shall be effective upon providing the relevant member(s) of the Nova Group with twenty (20) Business Days’ written notice thereof.

3.5	Effect of Termination

Subject to any Transition-Out Period as may be otherwise contemplated hereby, upon the termination of this Agreement, the Nova Group shall:

(a)	immediately cease using the SNDL Intellectual Property and any marks confusingly similar thereto;
(b)	not use or refer to the SNDL Intellectual Property or in any way identify itself or associate itself with the SNDL Intellectual Property;
(c)	not adopt, use, display, apply, advertise or register any corporate name, trade name, Trademark, trade dress, colour scheme or domain name (or other address or identifier on the Internet) that is the same as, contains or is confusingly similar to the SNDL Intellectual Property;

(d)	deliver all promotional advertising and display material bearing the SNDL Intellectual Property, or anything confusingly similar thereto, in its custody or control to the SNDL Group; and
(e)	immediately assign to the relevant member(s) of the SNDL Group any domain name (or other address or identifier on the internet) which contains any part of the SNDL Intellectual Property or anything confusingly similar thereto.

Article 4
System Support

4.1	Payment of Costs and Expenses

Subject to the obligations of SNDL, on behalf of the SNDL Group, to provide Services under the MSA, the Nova Group agrees to pay all Costs and Expenses required in order to design, construct, fixture, equip, furnish and improve and otherwise complete the premises of any cannabis retail store operated under a Banner by the Nova Group pursuant to this Agreement so that they are ready to be opened to the public for business, all as reasonably required by the SNDL Group in accordance with the applicable System. The SNDL Group will not be obliged to permit the Nova Group to open and/or operate any cannabis retail store proposed to be operated under a Banner by the Nova Group pursuant to this Agreement until the Nova Group has paid all Costs and Expenses in full and no member of the SNDL Group will have liability to any member of the Nova Group for not permitting operation in such event. Notwithstanding the foregoing, the Nova Group shall not be required to pay for Costs and Expenses pursuant to this Section 4.1 if SNDL is obligated to pay for such Costs and Expenses pursuant to the MSA. Nova shall not be prejudiced and shall not be in breach of this Section 4.1 to the extent that any failure of Nova and/or any Nova Member to comply with the foregoing requirements is a direct result of a breach of SNDL's related and relevant obligations under the MSA.

4.2	Site Selection

For any new cannabis retail store to be operated under a Banner by the Nova Group pursuant to this Agreement (each, a “New Store”), SNDL, on behalf of the SNDL Group, will assist the Nova Group in the selection of the premises of a New Store. The SNDL Group retains the right to approve the premises and the form of agreement to lease, lease, sublease or other agreement granting occupancy in respect of such premises (each, a “Lease”), such approval not to be unreasonably withheld or delayed. Such approval will be deemed not to have been unreasonably withheld where the opening of a New Store at the premises will cause the SNDL Group to be in breach of a provision contained in an agreement with an existing franchisee. The Nova Group acknowledges and agrees that the SNDL Group’s acceptance, approval, or assistance regarding the selection of a location for a New Store is not a warranty or guarantee, express or implied, that the applicable Nova Member will achieve any particular level of success at the location or that the New Store will be profitable. The SNDL Group’s acceptance of a location for the New Store only signifies that the location meets the SNDL Group’s then-current minimum criteria for a New Store location.

4.3	Construction
(a)	The Nova Group shall construct and equip the premises of each cannabis retail store operating under the Banners pursuant to this Agreement (including any New Store) in conformity with the relevant System, specifications and reasonable requirements provided by the SNDL Group. The Nova Group may obtain any architectural, engineering and design services it deems reasonably necessary for the construction and development of the relevant premises at the Nova Group’s own expense. The SNDL Group shall have the right to inspect the construction and development of the relevant premises at all reasonable times. Subject to the obligations of SNDL pursuant to the MSA, the cost of plans and specifications and all costs and expenses pertaining to the construction and equipping of the relevant premises shall be borne exclusively by the Nova Group. The SNDL Group shall provide such advice and assistance to the Nova Group in constructing and equipping the relevant premises as may reasonably be required. The Nova Group agrees to do or cause to be done the following at its sole cost and expense:
(i)	ensure that all applicable by-laws, building codes, permit requirements and lease requirements and restrictions are complied with in connection with such construction;
(ii)	obtain all required building, utility, sign, sanitation and business permits and licenses and any other required permits and licenses;
(iii)	construct all required improvements to the relevant premises and decorate the relevant premises in compliance with plans and specifications approved by the SNDL Group (including the Branding Guidelines and the applicable System);
(iv)	subject to the provisions hereof, purchase or lease and install all fixtures, equipment and signs that have been approved by the SNDL Group, such approval not to be unreasonably withheld, conditioned or delayed; and
(v)	present a chosen contractor and contractor’s tender for approval by the SNDL Group, such approval not to be unreasonably withheld, conditioned or delayed, and retain and compensate all contractors, subcontractors or other professionals required in connection with the construction and development of the relevant premises.
(b)	No member of the SNDL Group shall, in any event, be held responsible or liable:
(i)	if any of the work to be done or materials to be supplied cannot be obtained or completed as contemplated;
(ii)	if design changes are required after work has commenced;
(iii)	zoning, districting or other permits cannot be obtained; or
(iv)	if any work or plans are disrupted because of reasons beyond the reasonable control of the SNDL Group.

(c)	No member of the SNDL Group, itself, guarantees or warrants that any of the work done or the services and materials supplied in connection with the designing, construction, fixturing, equipping, furnishing and otherwise completing the premises or any cannabis retail stores operated under the Banners pursuant to this Agreement (including any New Store).
(d)	The Parties acknowledge that Sections 4.3(a)-(c) above are subject to the requirement of SNDL, on behalf of the SNDL group, to provide certain Services to the Nova Group pursuant to the MSA for so long as such agreement remains in effect. Nothing in this Section 4.3 shall derogate or abrogate from the requirement of SNDL, on behalf of the SNDL Group, to provide such Services to the Nova Group related to the foregoing. Nova shall not be prejudiced and shall not be in breach of this Section 4.3 to the extent that any failure of Nova and/or any Nova Member to comply with the foregoing requirements is a direct result of a breach of SNDL's related and relevant obligations under the MSA.
4.4	Opening of New Stores

No member of the Nova Group will open a New Store to the public without obtaining the prior written approval of SNDL, on behalf of the SNDL Group, which approval may not be unreasonably withheld or delayed. Such approval will be deemed not to have been unreasonably withheld where the opening of a New Store at the premises will cause the SNDL Group to be in breach of a provision contained in an agreement with an existing franchisee.

4.5	Fixtures, Equipment and Signs
(a)	Each member of the Nova Group agrees to use in the operation of the cannabis retail stores operated under the Banners by the Nova Group pursuant to this Agreement only those brands or types of fixtures, equipment (including without limitation, computer, cash registers and point of sales systems), and signs that the SNDL Group has approved as meeting its specifications and standards for design, appearance, function, performance and serviceability, such approval not to be unreasonably withheld, conditioned or delayed. The Nova Group may purchase approved brands or types of fixtures, equipment and signs only from suppliers approved by SNDL, on behalf of the SNDL Group, such approval not to be unreasonably withheld, conditioned or delayed. Each member of the Nova Group further agrees to place or display at the premises (interior and exterior) of any cannabis retail store operated under the Banners by the Nova Group pursuant to this Agreement only such signs, emblems, lettering, logos and display materials that are from time to time approved in writing by SNDL, on behalf of the SNDL Group, which approval shall not to be unreasonably withheld, conditioned or delayed.
(b)	Subject to the obligations of SNDL under the MSA, the Nova Group shall be responsible for obtaining all zoning classifications and clearances which may be required by provincial or local laws, ordinances or regulations or which may be necessary as a result of any restrictive covenants relating to the premises of any cannabis retail stores operated under the Banners by the Nova Group pursuant to this Agreement. Prior to beginning the construction of the premises of any New Store, the Nova Group shall (i) obtain all permits, licences and certifications required for the lawful construction or remodeling and operation of the relevant premises, and (ii) certify in writing to us that the relevant insurance coverage is in full force and effect and that all required approvals, clearances, permits and certifications have been obtained. Upon written request, the Nova Group shall provide to the SNDL Group additional copies of the insurance policies or certificates of insurance and copies of all such approvals, clearances, permits and certifications relating to the applicable store(s).

4.6	Supplier and Product Curation

The Nova Group shall engage and utilize suppliers who have been approved by SNDL, such approval not to be unreasonably withheld, conditioned or delayed, and make available for purchase in its cannabis retail stores a variety of products (cannabis products and otherwise) that align and comply with the design of each of the Systems, each of the Banners and the related provisions of the Branding Guidelines.

Article 5
COMPENSATION

5.1	License Fees

In consideration for the grant by the SNDL Group of the Licence and pursuant to each Store Level License Agreement, each member of the Nova Group that is a party to such Store Level License Agreement shall pay to the relevant member(s) of the SNDL Group a license fee in respect of each cannabis retail store operated under a Banner by a member of a Nova Group pursuant to this Agreement and applicable Store Level License Agreement (each such per-store fee being a “License Fee”), which License Fee shall be paid in accordance with the following terms:

(a)	Calculation of the License Fee. Subject to Section 5.1(c), the License Fee payable in respect of any cannabis retail store operating under a Banner for any month during the Term shall be calculated as follows:

A = B * C

Where:

A	=	The License Fee payable in respect of the applicable cannabis retail store for such month;
B	=	The Gross Profit earned by the applicable cannabis retail store during such month; and
C	=

A variable percentage determined as follows:

(i)    If the applicable cannabis retail store earned an amount in Gross Profit during the applicable month that is less than or equal to $35,000, the percentage shall be equal to 5.0%.

(ii)   If the applicable cannabis retail store earned an amount in Gross Profit during the applicable month that is greater than $35,000 and less than $50,000, the percentage shall be equal to:

(A)         5.0%; plus

(B)         the amount obtained by dividing (x) the amount by which the Gross Profit for such month exceeds $35,000 by (y) $15,000, and multiplying the resultant quotient by 10%.

(iii)  If the applicable cannabis retail store earned an amount in Gross Profit during the applicable month that is equal to or greater than $50,000, the percentage shall be equal to 15.0%.

(b)	Payment of License Fees.
(i)	Notwithstanding anything to the contrary contained herein or elsewhere, the licensee fees payable by the Nova Group under the Store Level License Agreements (collectively referred to herein as the “Total License Fee”) shall be paid in a single cumulative monthly payment by Nova, on behalf of the Nova Group, to SNDL, on behalf of the SNDL Group, in accordance with this Section 5.1.
(ii)	In respect of each month (whole or partial) during the Term, Nova shall pay to SNDL the Total License Fee in immediately available funds by certified cheque or by wire transfer to the bank account designated by SNDL to Nova in writing no later than ten (10) Business Days following the last calendar day of the applicable month (each, a “TLF Payment”).
(iii)	With respect to each TLF Payment, the Parties acknowledge and confirm that payment and acceptance of the TLF Payment shall not prevent or limit the ability of the SNDL Group to examine the books, records and documents of the Nova Group pursuant to Section 7.2(a) and dispute the calculation of such TLF Payment, provided that such examination and/or dispute is requested or commenced, as applicable, in writing within the six (6) month period immediately following the date of such TLF Payment, failing which such TLF Payment shall be deemed to be conclusively and irrevocably accepted by the SNDL Group and the Nova Group shall have no further liability, and the SNDL Group shall have no further right, in respect of such TLF Payment.
(c)	License Fee Holidays. Notwithstanding anything to the contrary contained herein or in the Store Level License Agreements:
(i)	in respect of the first twelve (12) calendar months of the Term, no License Fees shall be payable by the Nova Group to the SNDL Group in respect of any existing, newly opened or acquired cannabis retail stores that are operated under the Banners by the Nova Group pursuant to this Agreement (the “License Fee Holiday”); and
(ii)	for any new cannabis retail store that is opened (but excluding cannabis retail stores that are acquired) following the expiry of the License Fee Holiday and are operated under a Banner by the Nova Group pursuant to this Agreement:
(A)	in respect of the first three (3) calendar months following the date of opening of such cannabis retail store, no License Fee shall be payable by the Nova Group to the SNDL Group; and

(B)	between the date that is four (4) calendar months following the date of opening of such cannabis retail store and the date that is six (6) calendar months following the date of opening of such cannabis retail store, the License Fee payable by the Nova Group to the SNDL Group in respect of such period shall be equal to fifty percent (50%) of the applicable License Fee calculated in accordance with Section 5.1(a).
5.2	Advertising Budget
(a)	In addition to the License Fees payable under the Store Level License Agreements and Section 5.1, during the Term, Nova, on behalf of the Nova Group, shall be responsible for establishing an advertising account (the “Advertising Budget”) into which it will deposit, on a monthly basis for the previous calendar month, an amount in immediately available funds equal to [*] of the Net Sales earned by all cannabis retail stores operated under the Banners by the Nova Group pursuant to this Agreement and the Store Level License Agreements in respect of national, local or regional advertising programs or promotions developed by or for the SNDL Group in respect of the Banners.
(b)	In respect of each month (whole or partial) during the Term, Nova, on behalf of the Nova Group, shall deposit the aggregate Advertising Budget in respect of all cannabis retail stores operated under the Banners by the Nova Group into a separate account following the last calendar day of the applicable month.
(c)	The Advertising Budget will be allocated by the SNDL Group, in cooperation with the Nova Group, to advertising initiatives designed to promote the various Systems and Banners under which the Nova Group operates cannabis retail stores pursuant to this Agreement. After such allocation, the relevant member(s) of the SNDL Group shall use the designated funds in the Advertising Budget for advertising, marketing and promotions related to the growth of the applicable System and Banner, including creative production, media and other costs of advertising, marketing and sales promotion materials, market research expenditures related to the development and evaluation of advertising and promotions.
(d)	SNDL does not warrant that all cannabis retail stores operated by the Nova Group under the Banners will benefit equally from expenditures of the Advertising Budget and that some such cannabis retail stores in some areas will benefit more than others as a result of expenditures of the Advertising Budget.
(e)	The Nova Group shall be solely responsible and shall bear the cost of all advertising initiatives that incur costs in excess of the amount held in the Advertising Budget from time to time.
(f)	At the end of each calendar year during the Term, the Nova Group shall be entitled to remove any unallocated funds in the Advertising Budget.
(g)	Any advertising and promotion conducted by the Nova Group must be clear, not be misleading and must conform to the SNDL Group’s reasonable requirements (including the Branding Guidelines) and applicable law. All proposed advertising and promotional activities must be approved in writing in advance by SNDL, on behalf of the SNDL Group, such approval not to be unreasonably withheld, conditioned or delayed.

(h)	The Parties acknowledge that Sections 5.2(a)-(g) above are subject to the requirement of SNDL, on behalf of the SNDL group, to provide certain Services to the Nova Group pursuant to the MSA for so long as such agreement remains in effect. Nothing in this Section 5.2 shall derogate or abrogate from the requirement of SNDL, on behalf of the SNDL Group, to provide such Services to the Nova Group related to the foregoing. Nova shall not be prejudiced and shall not be in breach of this Section 5.2 to the extent that any failure of Nova and/or any Nova Member to comply with the foregoing requirements is a direct result of a breach of SNDL's related and relevant obligations under the MSA.
5.3	Taxes

Subject to any applicable laws, the Parties shall reasonably cooperate with each other to minimize each other’s applicable Taxes and each Party shall use its commercially reasonable efforts to provide the other Party with any reasonable certificates or documents which are useful for such purpose.

5.4	Sales Reports

Within ten (10) Business Days of the end of each calendar month during the Term, Nova, on behalf of the Nova Group, will provide SNDL, on behalf of the SNDL Group, with a report detailing, on a per-store basis, certain sales-related figures in respect of the previous calendar month for all cannabis retail stores operated by the Nova Group under a Banner (each, a “Sales Report”). In particular, each Sales Report shall contain the following information for the previous calendar month for each cannabis retail store operated by the Nova Group under a Banner:

(a)	the Gross Profit for the previous calendar month (including reasonable detail of the calculation of such Gross Profit);
(b)	the total number of cannabis products sold during the previous calendar month, including the class, type, brand and name of such cannabis products;
(c)	similar details to Section 5.4(b) in respect of any recalls and/or refunds;
(d)	the License Fee payable to the SNDL Group in respect of the cannabis retail store in question for the previous calendar month;
(e)	the Total License Fee payable to the SNDL Group in respect of all cannabis retail stores operated under a Banner during the previous calendar month; and
(f)	the aggregate Advertising and Promotion Fee payable to SNDL in respect of all cannabis retail stores operated under a Banner during the previous calendar month.

Article 6
Additional Representations, Warranties and Covenants

6.1	Additional Representations, Warranties and Covenants of the SNDL Group

The SNDL Group hereby, jointly and not severally, represents and warrants to and in favour of, and covenants with, the Nova Group as follows, and acknowledges that the Nova Group is relying upon the following representations, warranties and covenants in connection with its execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby:

(a)	the SNDL Group has all necessary rights, title and interest in and to the SNDL Intellectual Property to grant the licences to Nova Group in accordance with the provisions of this Agreement;
(b)	to the knowledge of the SNDL Group, the use and display of all or any portion of the SNDL Intellectual Property by the Nova Group pursuant to this Agreement shall not violate, misappropriate or otherwise infringe the Intellectual Property rights or other property rights of any third party;
(c)	the SNDL Intellectual Property is and shall remain under the exclusive control of the SNDL Group during the Term;
(d)	the SNDL Group covenants that all marketing, branding and advertising engaged in by SNDL with regard to the Banners shall be conducted in all material respects in accordance with all Applicable Laws; and
(e)	the SNDL Group covenants that the Branding Guidelines shall comply in all material respects all Applicable Laws.
6.2	Additional Representations, Warranties and Covenants of the Nova Group

The Nova Group hereby, jointly and not severally, represents and warrants to and in favour of, and covenants with, the SNDL Group as follows, and acknowledges that the SNDL Group is relying upon the following representations, warranties and covenants in connection with its execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby:

(a)	each member of the Nova Group holds all regulatory authorizations and all other permits and licences necessary under all applicable laws to perform its obligations, duties and responsibilities under this Agreement and the documents to be executed in connection herewith;
(b)	each member of the Nova Group shall perform its obligations, duties and responsibilities under this Agreement and the documents to be executed in connection herewith in accordance with all applicable laws;
(c)	each member of the Nova Group covenants that all marketing, branding and advertising engaged in by the Nova Group with regard to the Banners shall be conducted in accordance with all applicable laws;

(d)	no member of the Nova Group nor any of its respective Representatives will hold itself out as anything other than a licensee of the SNDL Intellectual Property; and
(e)	no member of the Nova Group nor any of its respective Representatives will enter into any agreements on behalf of any member of the SNDL Group or make any representations or give any warranties or conditions on behalf of any member of the SNDL Group.

Article 7
RECORDS and Examination Rights

7.1	Books and Records

Subject to the obligations of SNDL under the MSA, the Nova Group shall maintain proper books, records and documents in which complete, true and correct entries in conformity, in all material respects, with IFRS and all requirements of applicable laws. All such books and records shall be maintained, or made available for examination by SNDL or authorized representatives of SNDL, at Nova’s head office in the Province of Alberta or wherever else maintained.

7.2	Examination of Records
(a)	Upon reasonable prior notice by SNDL to Nova, the Nova Group shall make available to SNDL and authorized representatives of SNDL, for examination during normal business hours on a Business Day, all applicable books, records and documents required to be maintained under Section 7.1. In addition, the Nova Group shall make available to SNDL or authorized representatives of SNDL such applicable financial and operating data and other information in respect of the performance of the obligations of the SNDL Group under this Agreement and the Store Level License Agreements as may be in existence and as SNDL or as the authorized representatives of SNDL shall from time to time reasonably request.

Any examination of applicable books, records and documents at a member of the Nova Group’s respective head office or at any other location shall be conducted in a manner which will not prevent or hinder the Nova Group from operating its business in the Ordinary Course.

(b)	In the event that SNDL concludes that its examination of the applicable books, records and documents of the Nova Group pursuant to Section 7.2(a) reveals an alleged difference between the Gross Profit, License Fees, Total License Fee, Advertising and Promotion Fee or other figure(s) set out in any Sales Report or any amount actually paid pursuant to this Agreement:
(i)	to the extent SNDL and Nova mutually agree on the findings of SNDL resulting from its examination of the books, records and documents of the Nova Group, then:
(A)	any underpayment of any License Fees, Advertising and Promotion Fee or other payments which are payable by the Nova Group pursuant to this Agreement or any Store Level License Agreement in respect of any period (each, an “Underpayment”) shall be promptly paid by Nova, on behalf of the Nova Group, to SNDL, on behalf of the SNDL Group, by certified cheque or by wire transfer to the bank account designated by SNDL to Nova in writing;

(B)	any overpayment of any License Fees, Advertising and Promotion Fee or other payments which are payable by the Nova Group pursuant to this Agreement or any Store Level License Agreement in respect of any period (each, an “Overpayment”) shall, at Nova’s option, be set-off against any outstanding or future payments to be made by Nova, on behalf of the Nova Group, to SNDL, on behalf of the SNDL Group, or promptly reimbursed by SNDL, on behalf of the SNDL Group, to Nova, on behalf of the Nova Group; and
(C)	SNDL and Nova shall take such other actions as are reasonably necessary to address any other item, dispute or deficiency alleged by SNDL; and
(ii)	to the extent SNDL and Nova cannot mutually agree on the findings of SNDL resulting from its examination of the books, records and documents of the Nova Group, then the dispute or deficiency alleged by SNDL (including any purported Underpayment or Overpayment) shall be resolved in accordance with the dispute resolution procedure of this Agreement set out in Article 9.
(c)	The Parties acknowledge that Sections 7.2(a)-(b) above are subject to the requirement of SNDL, on behalf of the SNDL group, to provide certain Services to the Nova Group pursuant to the MSA for so long as such agreement remains in effect. Nothing in this Section 7.2 shall derogate or abrogate from the requirement of SNDL, on behalf of the SNDL Group, to provide such Services to the Nova Group related to the foregoing. Nova shall not be prejudiced and shall not be in breach of this Section 7.2 to the extent that any failure of Nova and/or any Nova Member to comply with the foregoing requirements is a direct result of a breach of SNDL's related and relevant obligations under the MSA.
7.3	Notice of and Access to Material Information

Each member of the Nova Group shall promptly notify SNDL of any material facts or information of which the relevant member of the Nova Group is aware, which is in relation to and which may affect the performance of the obligations, covenants or responsibilities of the SNDL Group pursuant to this Agreement or any Store Level License Agreement, including any known pending or threatened claims, suits, actions, proceedings, or orders by or against any member of the Nova Group before any Governmental Entity, and shall provide, or cause to be provided, all documentation and information as may be reasonably requested by SNDL in connection therewith.

Article 8
Indemnification

8.1	Indemnification of the SNDL Group

Each member of the SNDL Group, their respective affiliates, its and their respective Representatives, and any of their respective heirs, legal representatives and successors of any of the foregoing (collectively, the “SNDL Indemnitees”), shall be indemnified and saved harmless, jointly and not severally, by the members of the Nova Group from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and legal fees on a solicitor-client basis, including reasonable disbursements) of whatsoever kind or nature (collectively, “Claims”) incurred by, borne by, or asserted against any of the SNDL Indemnitees and which in any way arise from or relate in any manner to:

(a)	the material breach by any member of the Nova Group or any of their Representatives of any provision of this Agreement;
(b)	the material misrepresentation by any member of the Nova Group of any fact set forth in this Agreement; and/or
(c)	the breach by any member of the Nova Group or any of their Representatives of any applicable law,

in each case unless such Claims arise from the fraud, wilful default or gross negligence of any of the SNDL Indemnitees, or from: (i) such member of the Nova Group acting: (A) in accordance with the System or the Branding Guidelines; or (B) at the direction of a member of the SNDL Group; or (ii) any breach by SNDL of its related and relevant obligations under the MSA that directly causes Nova to be in breach of this Agreement.

The foregoing right of indemnification shall not be exclusive of any other rights to which the SNDL Indemnitees may be entitled under any Store Level License Agreement, as a matter of law or equity or which may be otherwise lawfully granted to such Person.

8.2	Indemnification of the Nova Group

Each member of the Nova Group, their respective affiliates, its and their respective Representatives, and any of their respective heirs, legal representatives, and successors of any of the Nova Group (the “Nova Indemnitees”), shall be indemnified and saved harmless, jointly and not severally, by the members of the SNDL Group from and against all Claims incurred by, borne by, or asserted against any of the Nova Indemnitees and which in any way arise from or relate in any manner to:

(a)	the material breach by any member of the SNDL Group or any of their Representatives of any provision of this Agreement;
(b)	the infringement by the SNDL Group of the Intellectual Property rights or other property rights of any third party;
(c)	the material misrepresentation by any member of the SNDL Group of any fact set forth in this Agreement; and/or
(d)	the breach by any member of the SNDL Group or any of their Representatives of any applicable law,

in each case unless such Claims arise from the fraud, wilful default or gross negligence of any of the Nova Indemnitees.

The foregoing right of indemnification shall not be exclusive of any other rights to which the Nova Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

8.3	Method of Asserting Claims
(a)	If a Party entitled to indemnification pursuant to the terms hereof (the “Indemnified Party”) intends to seek indemnification under this Article 8 from another Party (the “Indemnifying Party”), the Indemnified Party shall give the Indemnifying Party notice of such claim for indemnification promptly following the receipt or determination by the Indemnified Party of actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify the Indemnifying Party (as set forth above) shall not relieve the Indemnifying Party of its indemnification obligations hereunder to the Indemnified Party, however the liability which the Indemnifying Party has to the Indemnified Party pursuant to the terms of this Article 8 (and for which the Indemnifying Party will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such claim, action, suit, proceeding or investigation or otherwise results in any increase in the liability which the Indemnifying Party has under its indemnity provided for herein.
(b)	The Indemnifying Party, at its sole cost and expense, shall have the right to assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party will not, without the Indemnified Party's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action, suit, proceeding or investigation in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of the Indemnified Party from all liabilities arising out of such claim, action, suit, proceeding or investigation. The Indemnified Party will give to the Indemnifying Party and its counsel reasonable access to all records and other documents relevant to such defence or settlement, and shall permit them to consult with the employees and counsel (if any) of the Indemnified Party.
(c)	Notwithstanding the foregoing:
(i)	if the defendants in any such claim, action, suit, proceeding or investigation include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party is advised by counsel that there are legal defences available to the Indemnified Party that are additional to those available to the Indemnifying Party and that in such circumstances representation by the same counsel would be inappropriate; or

(ii)	if the Indemnified Party shall have reasonably concluded that the Indemnifying Party is not taking or has not taken, all necessary steps to diligently defend such claim, action, suit, proceeding or investigation, the Indemnified Party has provided written notice of same to the Indemnifying Party, and the Indemnifying Party has not rectified the situation within a reasonable time, then the Indemnified Party shall have the right to retain separate counsel, the reasonable costs of which shall be at the Indemnifying Party's expense, to represent the Indemnified Party and to otherwise participate in the defence of such claim, action, suit, proceeding or investigation on behalf of such Indemnified Party. Only one legal firm may be engaged at the expense of the Indemnifying Party.

(d)	Notwithstanding anything herein contained, an Indemnified Party shall have the right, at its sole cost and expense, to retain counsel to separately represent it in connection with the negotiation, settlement or defence of any claim, action, suit, proceeding or investigation brought by a third party; provided, that such counsel shall not, unless agreed to by the Indemnifying Party, assume control of the negotiation, settlement or defence.
(e)	Except to the extent expressly provided herein, no Indemnified Party shall settle any claim, action, suit, proceeding or investigation with respect to which it has sought or intends to seek indemnification pursuant to this Article 8 without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.
(f)	If the Indemnifying Party does not assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party, then the Indemnified Party shall have the right to do so on its own behalf and all such costs and expenses in so doing shall be added to the amount of the claim for indemnification hereunder by such Indemnified Party as against the Indemnifying Party.
8.4	Net Amount

In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Article 8, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's out-of-pocket actually incurred losses (whether paid or payable), net of any such out-of-pocket losses recovered by the Indemnified Party from any other Person; provided that the foregoing shall not be construed so as to obligate an Indemnified Party to pursue or seek recovery of any of its out-of-pocket losses from any other Person whomsoever, including insurers.

8.5	Subrogation Rights

If an Indemnified Party has a right against a Person (other than as against one of the other Parties to be indemnified by the Indemnifying Party) with respect to any damages or other amounts paid by the Indemnifying Party, then the Indemnifying Party shall, to the extent of such payment and to the extent permitted by applicable law, be subrogated to the rights of such Indemnified Party as against such Person. Notwithstanding the foregoing, no Indemnifying Party shall be subrogated to any insurance rights of any Indemnified Party.

8.6	Limitation on Liability
(a)	Neither Party shall have any liability under this Agreement for any incidental, consequential, special, punitive or indirect damages or liabilities, including without limitation such damages or liabilities for loss of revenue, loss of business, frustration of economic or business expectations, work delays, loss of profits, or cost of capital, regardless of the form of the action, whether in contract or otherwise, even if a Party hereto has been advised, knows, or should have known of the possibility of such damages; provided, however, that the limitation on lost profits shall not apply to either Party's liability, if any, for a breach of its confidentiality or indemnification obligations hereunder.
(b)	Except with respect to damages resulting from the fraud, wilful misconduct or gross negligence or a Party or any breach of a Party's Confidentiality obligations under Article 10 and its indemnity obligations under Article 9, such Party's liability for damages to the other Party for any cause whatsoever, regardless of the form of any Claim, shall not exceed the greater of the aggregate fees paid under this Agreement during the twenty-four (24) month period immediately preceding the events giving rise to the Claim, or, if certain fees have not been paid under this Agreement during any portion of the twenty-four (24) month period immediately preceding the events giving rise to the Claim as a result of a License Fee Holiday or as a result of the Claim arising during the first twenty-four (24) months of the Term, the amount that would have been paid under this Agreement if not for the License Fee Holiday and had the Term begun twenty-four (24) months prior to the date of the event giving rise to such Claim. In no event will a Party be liable to third parties for any damages whatsoever.
(c)	The limitation on a Party's liability is cumulative, with all payments for Claims under this Agreement being aggregated to determine satisfaction of the limit. The existence of one or more Claims will not enlarge the limit. These limitations apply to all causes of action under or relating to this Agreement, in contract, tort, or otherwise.

Article 9
Dispute Resolution

9.1	Dispute Resolution

Any dispute or disagreement of any kind or nature between the SNDL Group and the Nova Group (or any members and Representatives thereof) arising out of or in connection with this Agreement or the interpretation, enforceability or formation thereof, or involving in any way whatsoever more than one Store Level License Agreement (a “Dispute”) will be resolved in accordance with this Article 9 to the extent permitted by law. In particular:

(a)	Before the arbitration process set out in this Article 9 is instituted, the Parties to the Dispute will attempt to resolve such Dispute through good faith negotiations, which shall be initially directed on each side by a business person who is part of the senior management of each Party to the Dispute. If the initial negotiation does not resolve the dispute within 15 days, the Dispute will be escalated to the CEOs of SNDL and Nova. If the CEOs are not able to resolve the dispute within 30 days, then the dispute resolution process set out in the balance of this Article 9 will be followed.

(b)	Other than as set out in Section 9.1(f), all Disputes shall be finally resolved by arbitration before a single arbitrator. To the fullest extent permitted by applicable law the forum, place and seat of the arbitration will be Calgary, Alberta, unless applicable law requires that the arbitration be held in a particular province, in which case the forum, place and seat of the arbitration will be the largest metropolitan centre located in that province.
(c)	Unless agreed otherwise by the parties to the proposed arbitration, the arbitrator shall be mutually selected by the parties from among the arbitrators listed on the website of Arbitration Place or any successor thereto within seven (7) days of either party’s written notice of demand for resolution by way of arbitration or, if the parties are unable to agree, the arbitrator shall be selected by the administrators of Arbitration Place or the applicable successor. Subject to this Agreement, the arbitration shall be governed by the ADR Institute of Canada’s Arbitration Rules unless the parties agree otherwise.
(d)	The decision and/or award of the arbitrator shall be final and binding on the parties, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof, subject only to appeal rights expressly provided for in the domestic arbitration legislation in force in the province in which the arbitration is being held. Subject to any express provisions of any applicable Store Level License Agreement to the contrary, all costs and expenses of the arbitration, including the arbitrator’s fees, shall be borne by the parties equally, unless otherwise determined by the arbitrator.
(e)	The arbitration shall be conducted on a private and confidential basis. Any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of such arbitration and shall be considered Confidential Information for the purposes of this Agreement.
(f)	The SNDL Group may bring an action for injunctive or other equitable relief in the courts of the province of Alberta in order to compel the Nova Group to comply with their obligations under this Agreement so as to preserve and protect the SNDL Intellectual Property or the Systems, to preserve and protect any other proprietary rights of the SNDL Group under this Agreement or any Store Level License Agreement, and to maintain the uniformity and integrity of the Systems contemplated under this Agreement and the Store Level License Agreements. For clarity, nothing in this Section will bar or preclude the SNDL Group from seeking injunctive or other equitable relief through the arbitration process set out herein in lieu of or in addition to an action in the courts

Article 10
Confidentiality and Public Statements

10.1	Confidentiality
(a)	Without the prior written consent of the other Parties to this Agreement, each Party shall treat all Confidential Information as confidential and secret and may not disclose the Confidential Information or use it other than for bona fide purposes connected with this Agreement or any other agreements or instruments to be executed and delivered pursuant to the terms hereof except that, subject to this Section 10.1, consent is not required for disclosure to: (i) a Representative of a Party, an affiliate of a Party or a Representative of an affiliate of a Party, as long as such Person is required to treat the Confidential Information as confidential on terms no less onerous than those contained herein or is otherwise subject to statutory professional confidentiality obligations or similar legal concepts under applicable laws and is required to treat the Confidential Information as confidential (each such Person, a “Permitted Disclosee”); (ii) any Governmental Entity having jurisdiction over a Party to the extent required by applicable law; and (iii) any Person to the extent required by applicable law.

(b)	If a Party is requested pursuant to, or required by, applicable law to disclose any Confidential Information, such disclosing Party may make such disclosure but must first provide the other Party whose Confidential Information may be disclosed with prompt written notice of such request or requirement, unless notice is prohibited by applicable law, in order to enable the other Party to seek an appropriate protective order or other remedy or to waive compliance with the terms of this Agreement or both. The disclosing Party will not oppose any action by the other Party to seek such a protective order or other remedy. If, failing the obtaining of a protective order or other remedy by the other Party, such disclosure is required, the disclosing Party will use reasonable commercial efforts to minimize the extent of any disclosure and to ensure that the disclosure will be afforded confidential treatment.
(c)	Each Party shall take, and shall cause its Permitted Disclosees to take, all necessary precautions to ensure the security of each other Party’s Confidential Information and shall comply with, and shall cause its Permitted Disclosees to comply with, such other Party’s reasonable directions in relation to its Confidential Information. A Party that discloses Confidential Information of another Party to a Permitted Disclosee shall be fully responsible and liable if and to the extent any such Permitted Disclosee makes any unauthorized disclosure in breach of this Agreement.
(d)	Each Party acknowledges and confirms that the actual or threatened breach of a Party’s obligations of confidentiality set out herein shall cause the non-breaching Party immediate and irreparable harm and such non-breaching Party may be entitled to seek immediate injunctive relief restraining the breaching Party from such breach or threatened breach, in addition to any other remedies available to it in law or equity.
(e)	Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that: (i) nothing in this Agreement shall be construed as altering the terms of any confidentiality obligations of any Party in any other agreement (including, without limitation, the Store Level License Agreements and any other document executed in connected herewith); and (ii) in the event of conflict between the terms of this Section 10.1 and any confidentiality obligations of any Party stated elsewhere (including, without limitation, the documents executed in connection herewith), the more restrictive of such terms shall govern.

10.2	Public Statements

Except as may be required by applicable law, each Party and its Representatives shall not, without the prior written consent of the other Parties: (i) use the Intellectual Property of the other Parties in any form or manner, including in any advertising or other materials that will be made available or provided to third parties or the public; (ii) discuss with, or reveal to, third parties any aspect of this Agreement (including its existence and the nature of any products or services provided pursuant to it), except for the sole purpose of review by the Party’s designated legal counsel and advisors; or (iii) issue any news release, advertisement or public communication in which any other Party or their activities or relationship with such Party are mentioned, except where the issuance of any news release may be required by a Party on the advice of counsel, acting reasonably and in good faith, in order to comply with applicable law and such Party has provided notice to the other Parties.

Article 11
TERM

11.1	Term

This Agreement shall be effective as of the Effective Date and shall continue in full force and effect until terminated by the mutual agreement of the Parties in writing or in the circumstances described in Article 12 (the “Term”).

11.2	Survival

Notwithstanding any termination of this Agreement, any obligation or liability of the Parties which arises pursuant to the terms hereof and which occurred or is attributable to the period prior to the expiration or termination of this Agreement shall survive such termination. For the avoidance of doubt, and in addition to the foregoing, the provisions of Article 1, Article 3, Article 5, Article 7, Article 8, Article 9, Article 10, Section 11.2 and Article 13 shall survive the termination of this Agreement, subject only to the applicable limitation periods of applicable law.

Article 12
Termination

12.1	Events of Termination for the Nova Group

A member of the Nova Group shall be in default under this Agreement upon the occurrence of any of the following events, each of which shall be deemed to be an event of termination with respect to the Nova Group for the purposes of this Agreement (each, a “Nova Event of Termination”):

(a)	in the event that any member of the Nova Group breaches or fails to observe or perform any of its material obligations, covenants or responsibilities under this Agreement (including all payment obligations of the Nova Group or any member thereof), within thirty (30) days, with respect to a payment obligation of any member of the Nova Group, and sixty (60) days, with respect to any other obligation, covenant or responsibility of a member of the Nova Group under this Agreement, after notice from a member of the SNDL Group specifying the nature of such breach or failure for the purposes of this Section (the “Nova Cure Period”), the applicable member of the Nova Group fails to cure such breach or failure if such breach or failure is reasonably remediable within the Nova Cure Period, or if such breach or failure is not reasonably remediable within the Nova Cure Period, the applicable member of the Nova Group fails to commence to take, within the Nova Cure Period, steps to remedy such default and to thereafter proceed diligently and as expeditiously as reasonably possible to cure or remedy such breach or failure;

(b)	in the event that any member of the Nova Group shall: (i) institute proceedings to be adjudicated а voluntary bankrupt or consent to the filing of a bankruptcy proceeding against it; (ii) file a petition or answer or consent, or take other proceedings, seeking reorganization, re-adjustment, arrangement, composition, or similar relief under any applicable law available for the protection of bankrupt or insolvent debtors; (iii) consent to the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy of the applicable member of the Nova Group; (iv) be voluntarily liquidated or wound up; or (v) otherwise take any action that acknowledges its insolvency;
(c)	in the event that any member of the Nova Group is subject to: (i) proceedings for the appointment of а receiver, receiver/manager or trustee in respect of its assets; or (ii) proceedings for the dissolution, liquidation or winding-up of the applicable member of the Nova Group, and such proceedings are not being contested in good faith by appropriate proceedings or, if so contested remain outstanding, undismissed and unstayed for more than thirty (30) days from the institution of such proceeding;
(d)	notwithstanding anything to the contrary contained herein, in the event that any member of the Nova Group commits any act or displays any conduct which could reasonably be expected to materially harm the Intellectual Property, goodwill or reputation of the SNDL Group and which is not cured within five (5) Business Days of written notice from SNDL to Nova and/or the other relevant member(s) of the Nova Group; and
(e)	the completion of a Nova Change of Control Transaction where (i) such Nova Change of Control Transaction is completed with an acquiror who is not reasonably capable of performing the obligations of the Nova Group under this Agreement, or (ii) the completion of such Nova Change of Control Transaction would, temporarily or otherwise, cause the business of the Nova Group not to be operated in the Ordinary Course.

The Parties acknowledge that the foregoing events of default are subject to the requirement of SNDL to provide certain services to Nova pursuant to the MSA for so long as such agreement remains in effect. Nothing in this Section 12.1 shall derogate or abrogate from the requirement of SNDL to provide such services to Nova related to the foregoing. Nova shall not be prejudiced and shall not be in breach of this Section 12.1 to the extent that any failure of Nova to comply with the foregoing requirements is a direct result of a breach of SNDL’s related and relevant obligations under the MSA.

12.2	Termination for Nova Event of Termination

Upon the occurrence of a Nova Event of Termination, and without recourse to legal process and without limiting any other rights or remedies which any member of the SNDL Group may have at law or otherwise, SNDL, on behalf of any member of the SNDL Group, may immediately terminate this Agreement by prior written notice of such termination delivered to Nova, on behalf of the Nova Group.

12.3	Events of Termination for the SNDL Group

A member of the SNDL Group shall be in default under this Agreement upon the occurrence of any of the following events, each of which shall be deemed to be an event of termination with respect to the SNDL Group for the purposes of this Agreement (each, a “SNDL Event of Termination”):

(a)	in the event that any member of the SNDL Group breaches or fails to observe or perform any of its material obligations, covenants or responsibilities under this Agreement, such that the Nova Group is unable to operate its business, in the aggregate, in the Ordinary Course, within ninety (90) days after notice from a member of the SNDL Group specifying the nature of such breach or failure for the purposes of this Section (the “SNDL Cure Period”), the applicable member of the SNDL Group fails to cure such breach or failure if such breach or failure is reasonably remediable within the SNDL Cure Period, or if such breach or failure is not reasonably remediable within the SNDL Cure Period, the applicable member of the SNDL Group fails to commence to take, within the SNDL Cure Period, steps to remedy such default and to thereafter proceed diligently and as expeditiously as reasonably possible to cure or remedy such breach or failure;
(b)	in the event that any member of the SNDL Group shall: (i) institute proceedings to be adjudicated а voluntary bankrupt or consent to the filing of a bankruptcy proceeding against it; (ii) file a petition or answer or consent, or take other proceedings, seeking reorganization, re-adjustment, arrangement, composition, or similar relief under any applicable law available for the protection of bankrupt or insolvent debtors; (iii) consent to the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy of the applicable member of the SNDL Group; (iv) be voluntarily liquidated or wound up; or (v) otherwise take any action that acknowledges its insolvency;
(c)	in the event that any member of the SNDL Group is subject to: (i) proceedings for the appointment of а receiver, receiver/manager or trustee in respect of its assets; or (ii) proceedings for the dissolution, liquidation or winding-up of the applicable member of the SNDL Group, and such proceedings are not being contested in good faith by appropriate proceedings or, if so contested remain outstanding, undismissed and unstayed for more than thirty (30) days from the institution of such proceeding; and
(d)	the completion of a SNDL Change of Control Transaction where the relevant acquiror in such SNDL Change of Control Transaction is not reasonably capable of performing the obligations of SNDL under the MSA.
12.4	Termination for SNDL Event of Termination

Upon the occurrence of a SNDL Event of Termination, and without recourse to legal process and without limiting any other rights or remedies which any member of the Nova Group may have at law or otherwise, Nova, on behalf of any member of the Nova Group, may immediately terminate this Agreement by prior written notice of such termination delivered to SNDL, on behalf of the SNDL Group.

12.5	Facilitation of Post-Termination Transition

As early as practicable, and to the extent possible, prior to the effective date of any termination of this Agreement, the Parties shall use commercially reasonable efforts to negotiate the basis upon which they will phase out the obligations and requirements contemplated by this Agreement, which negotiation shall involve members of the Parties’ respective senior management. Upon the occurrence of a Nova Event of Termination under Section 12.1(a), and upon receipt by the Nova Group of notice from the SNDL Group requesting that the Nova Group commence the provision of Transition-Out Assistance, and continuing for a period not to exceed two (2) years (unless some other time period is mutually agreed to between the Parties, acting reasonably) (the “Transition-Out Period”), the Nova Group will provide the Transition-Out Assistance reasonably requested the SNDL Group, at the sole cost and expense of the SNDL Group, in accordance with a Transition-Out Work Plan to be mutually agreed by the parties. The “Transition-Out Work Plan” will include, at a minimum:

(a)	a description of, and a plan and timeline for the performance of, the Transition-Out Assistance;
(b)	the provision of Transition-Out Assistance by the SNDL Group as specified in the Transition-Out Work Plan;
(c)	the steps to be taken by the Nova Group to cease using the Systems of the SNDL Group; and
(d)	the steps to be taken by the Nova Group with respect to the destruction or return of Confidential Information.

Upon the occurrence of a SNDL Event of Termination under Section 12.3, and upon receipt by the SNDL Group of notice from the Nova Group requesting that the SNDL Group commence the provision of Transition-Out Services, the SNDL Group will provide the Transition-Out Services reasonably requested by the Nova Group, at the sole cost and expense of the Nova Group, for the duration of the Transition-Out Period. The “Transition-Out Services” will include, at a minimum:

(e)	the temporary continued performance by SNDL of services set out under the MSA that are reasonably requested by Nova, on behalf of the Nova Group, in writing; and
(f)	the temporary continued use by Nova Group of those Systems and Branding Guidelines provided by the SNDL Group under this Agreement and the Store Level License Agreements for a period agreed to by SNDL, on behalf of the SNDL Group, in writing.

Notwithstanding the foregoing, the Parties acknowledge and agree that customary and other activities that are reasonably required to be undertaken to unwind or separate the arrangement contemplated hereby (and to provide no further benefit to any Party) shall not constitute Transition-Out Assistance or Transaction-Out Services for which a Party may be entitled to payment.

12.6	Effect of Termination

In addition to the other consequences of termination described elsewhere in this Agreement, the termination of this Agreement, however and whenever occurring, shall not prejudice or affect any right of action or remedy that has accrued to any Party up to and including the effective date of such termination.

Article 13
GENERAL

13.1	No Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the engagement(s) hereunder are on the basis of independent contractor relationships (with the related duties and obligations as expressly provided herein). In no circumstances shall any Party be, or be deemed to be, a fiduciary or trustee for any Person, whether or not a Party, in connection with the discharge by such Party of its obligations and responsibilities hereunder or any document executed in connection herewith.

13.2	Notice

Any notice required or permitted to be given hereunder (other than communication between the Parties for operational purposes) shall be in writing and shall be sent electronically, hand delivered or sent by prepaid courier, in each case addressed as follows:

(a)	If to a member of the SNDL Group:

SNDL Inc.
919 - 11 Avenue SW, Suite 300

Calgary, AB T2R 1P3

Attention:	Zachary George
Email:	[*]

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP

Suite 5300

TD Bank Tower

Box 48, 66 Wellington Street West

Toronto, Ontario

M5K 1E6

Attention:	Ranjeev Dhillon and Rami Chalabi
Email:	rdhillon@mccarthy.ca; rchalabi@mccarthy.ca

(b)	If to a member of the Nova Group:

Nova Cannabis Inc.
#101 17220 Stony Plain Rd
Edmonton, AB T5S 1K6

Attention:	Marcie Kiziak
Email:	[*]

with a copy to (which shall not constitute notice):

Bennett Jones LLP

4500 Bankers Hall East,
2nd Street SW
Calgary, AB T2P 4K7

Attention:	Jon Truswell
Email:	truswellj@bennettjones.com

or to such other address as any Party may by written notice to the other Party, indicate as its new address for the purposes of this provision. Any such notice given by a Party in accordance with the foregoing will be deemed to have been received by the Party to which it is addressed, on the date of delivery, in the case of a notice that is hand delivered or emailed, and four (4) Business Days following the date of the dispatch of the prepaid courier, in the case of notice sent by prepaid courier.

13.3	Assignment

Except as provided for herein, neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party.

13.4	Non-Merger

Each Party hereby agrees that, except as specifically provided for herein, all provisions of this Agreement, shall survive the execution and delivery of this Agreement and any and all documents delivered in connection herewith.

13.5	Entire Agreement; Amendment

This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof, and this Agreement shall be binding on and enure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement may not be amended or modified in any respect except by written instrument executed by the Parties.

13.6	Remedies

Except as otherwise provided herein, the Parties agree that each other shall be entitled to equitable relief (without the need to post security), including injunction and specific performance, in the event of any breach or anticipatory breach by a Party of the provisions of this Agreement, in addition to any other remedies available to a Party, at law or in equity, and the Parties acknowledge and agree that an award of damages may not be an effective or adequate remedy in the event of a breach by a Party of this Agreement.

13.7	Additional Rights

Except as otherwise provided herein, each Party's rights under this Agreement are in addition to and not in substitution for any other rights of that Party at law, in equity or otherwise.

13.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

13.9	Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct, so long as the economic or legal substance of the Agreement is not affected in any manner materially adverse to either Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Agreement be consummated as originally contemplated to the fullest extent possible.

13.10	Further Assurances

Each of the Parties, upon the request of the other Party, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable in connection with this Agreement.

13.11	Time

The Parties agree that time is of the essence in this Agreement.

13.12	Counterpart Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on electronic delivery of an executed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized signatories as of the day and year first written above.

SNDL GROUP

SNDL INC.		[SNDL SUBSIDIARY]

Per:		Per:
	Name: Title:		Name: Title:
[SNDL SUBSIDIARY]		[SNDL SUBSIDIARY]

Per:		Per:
	Name: Title:		Name: Title:

NOVA GROUP
NOVA CANNABIS INC.		[NOVA SUBSIDIARY]

Per:		Per:
	Name: Title:		Name: Title:
[NOVA SUBSIDIARY]		[NOVA SUBSIDIARY]

Per:		Per:
	Name: Title:		Name: Title:

[Signature Page to the Strategic Partnership Agreement]

SCHEDULE “A”

STORE LEVEL LICENSE AGREEMENT – VALUE BUDS BANNER

(See attached.)

STORE LEVEL LICENSE AGREEMENT

VALUE BUDS STORE

Page

Article 1 : INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation	6
1.3 Date for any Action	7
1.4 Governing Law and Attornment	7
1.5 Deemed Rights for Licensor to Designate and Delegate to Nova or Affiliates	7

Article 2 : LICENCE	8
2.1 Grant and Term	8
2.2 Territory and Rights Retained	8
2.3 Modifications to System	9

Article 3 : fees and reporting	9
3.1 License Fees	9
3.2 Statements	9
3.3 Records	9
3.4 Financial Statements	10
3.5 Taxes	10
3.6 Payments	10

Article 4 : SERVICES OF LICENSOR	10
4.1 Training	10
4.2 Manuals	11
4.3 Continuing Services	11

Article 5 : trademarks	11
5.1 Trademarks and the System	11

Article 6 : Sub-Licensee’s obligations	14
6.1 Operation of Value Buds Store	14
6.2 Relocation of Value Buds Store	15
6.3 Purchases	16
6.4 Pricing	16

Article 7 : WEBSITES AND INFORMATION SYSTEMS	17
7.1 Internet Web Sites	17
7.2 Information Systems	17

Article 8 : INSPECTION	18
8.1 Inspection of Books and Records	18
8.2 Inspection of Operations	19

- i -

Article 9 : INDEMNITY, INSURANCE and guarantee	19
9.1 Indemnification of the Licensor	19
9.2 Indemnification of the Sub-Licensee	19
9.3 Insurance	20
9.4 Guarantee	21
9.5 Limitation on Liability	21

Article 10 : CONFIDENTIALITY AND restrictive covenants	21
10.1 Confidentiality (Third Parties)	21
10.2 System Confidential Information (Sub-Licensee Staff and Affiliates)	22
10.3 Employee’s Covenants	22
10.4 Non-Competition In-Term	22
10.5 No Solicitation	22
10.6 Injunction	23

Article 11 : Transfer	23
11.1 Transfer by Licensor	23
11.2 Transfer by Sub-Licensee	23

Article 12 : termination	23
12.1 Termination Without Notice or Opportunity to Cure	23
12.2 Termination With Notice and Opportunity to Cure	24
12.3 Sub-Licensee’s Obligations on Termination	25
12.4 Other Relief	26

Article 13 : GENERAL	26
13.1 Acknowledgment	26
13.2 Survival	27
13.3 Waiver	27
13.4 Severability	27
13.5 Binding Effect	27
13.6 Independent Contractor	27
13.7 Set Off	28
13.8 Sub-Licensee May Not Withhold	28
13.9 Rights of Licensor are Cumulative	28
13.10 Entire Agreement; Paramountcy; Amendment	28
13.11 Notice	28
13.12 Time of the Essence	28
13.13 Force Majeure	29
13.14 Dispute Resolution	29
13.15 Additional Rights	29
13.16 Further Assurances	29
13.17 Counterpart Execution	29

schedules

SCHEDULE “A”	Trademarks
SCHEDULE “B”	Sub-Licensees, Premises and Contact Information
SCHEDULE “C”	Guarantee

- ii -

STORE LICENCE AGREEMENT

THIS AGREEMENT is made as of the Effective Date, by and between SNDL Inc. (“Licensor”) and the entities described in SCHEDULE “B” (each and collectively, “Sub-Licensee”)

WHEREAS:

A.             Licensor has acquired the rights to the Trademarks and the System. The System, as further defined in Section 1.1, is a retail system for the sale to the public of low-cost, high-value recreational cannabis products using distinctive supplies, merchandising, trade dress (excluding any Trademarks), business techniques and methods;

B.             Pursuant to the Strategic Partnership Agreement, Sub-Licensee and Nova Cannabis Inc. (“Nova”) have agreed to execute this Agreement for the purposes of acquiring a licence to use the System and the Trademarks in the operation of Value Buds Stores at the locations described in this Agreement, upon and subject to the terms hereof.

NOW THEREFORE, in consideration of the premises and of the mutual promises and covenants herein expressed the Parties agree as follows:

Article 1: INTERPRETATION

1.1	Definitions

The terms defined in this Section 1.1 shall for all purposes of this Agreement have the following meanings:

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person but, in respect of affiliates of Licensor, does not include Nova and vice versa. For the purposes of this Agreement, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise;

“Agreement” means this Store Level License Agreement, as may be amended, restated, replaced or supplemented from time to time;

“Bankruptcy and Insolvency Act (Canada)” means the Bankruptcy and Insolvency Act, RSC 1985, c B-3, as amended;

“Branding Guidelines” has the meaning ascribed to it in the Strategic Partnership Agreement;

“Business Day” means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in Calgary, Alberta;

“Cannabis Laws” means, collectively: (i) the Laws of Canada and each of the provinces and territories therein applicable to the production, manufacture, cultivation, importation, exportation, advertisement, marketing, promotion, sale and/or distribution of cannabis, cannabis products and/or related products, including, without limitation, the Cannabis Retail Laws, the Cannabis Act (Canada), the Cannabis Regulations (Canada) and the Excise Act, 2001 (Canada); and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policy statements, orders and rulings of the applicable Governmental Entity in each such jurisdiction;

“Cannabis Retail Laws” means , collectively: (i) the Laws of each of the provinces and territories of Canada applicable to the manufacture, advertisement, marketing, promotion, wholesale purchase, wholesale sale, retail sale and/or distribution of cannabis, cannabis products and/or related products and the establishment, ownership and/or operation of cannabis retail stores, including, without limitation, the Cannabis Licence Act, 2018 (Ontario), the Gaming, Liquor and Cannabis Act (Alberta) and the Cannabis Control (Saskatchewan) Act; and (ii) the respective regulations and rules made and forms prescribed under such Laws, together with all applicable and legally enforceable published policies, orders, rulings, terms and conditions, handbooks and guidelines of the applicable Governmental Entity in each such jurisdiction;

“CBCA” means the Canada Business Corporations Act, RSC 1985, c C-44, as amended;

“CFRA” means the amended and restated collaboration and financial reporting agreement entered into between Licensor and Nova on [●], 2023, as amended, replaced or supplemented from time to time;

“Claims” means any losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and legal fees on a solicitor-client basis, including reasonable disbursements) of whatsoever kind or nature;

“Confidential Information” means non-public, confidential, personal or proprietary information concerning a Party and its affiliates and its and their respective businesses and affairs that is or has been disclosed by one Party (a “Disclosing Party”) to another Party who is not an affiliate thereof (the “Recipient”), regardless of the manner in which it is furnished (whether oral or in writing or in any other form or media) or obtained, in connection with the transactions contemplated by this Agreement, including the fact of a relationship between the Parties, the existence of, the terms and conditions of, the status of the transaction contemplated by, or any other facts pertaining to this Agreement, any information about identifiable individuals or any other information relating to a Party and its affiliates, customers, suppliers, partners, investors, employees and consultants, but in each case does not include information that the Recipient can demonstrate: (i) is or has become generally available to the public other than as a result of disclosure by the Recipient or its affiliates or Representatives; (ii) is received by the Recipient or its affiliates or representatives from an independent third party that obtained it lawfully and was under no duty of confidentiality; (iii) was in its possession or the possession of its affiliates or Representatives prior to the disclosure of such information by the Disclosing Party; or (iv) was independently developed by the Recipient or its Affiliates or representatives without the use of or reference to any Confidential Information. For the avoidance of doubt, the Branding Guidelines, any promotional plan, any marketing materials and any other information provided by the Licensor Group to the Nova Group pursuant to this Agreement and/or the Store Level License Agreements that is not publicly available is the Confidential Information of the SNDL Group;

“EBITDA” means earnings before interest, tax, depreciation and amortization;

“Effective Date” means [●], 2023;

“Force Majeure” means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and to the extent, notwithstanding the exercise of commercially reasonable efforts, that the Party claiming the Force Majeure is unable to prevent its occurrence or mitigate its effects, and which thus causes a delay, disruption or impedes the performance of any obligation (other than the obligation to pay money due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, pandemics, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, acts of God, laws, rules, regulations, policies, orders, directives or restraints issued or imposed by any Governmental Authority, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any Governmental Authority; provided, however, that a Party's own lack of funds or other financial problems or difficulties shall not constitute “Force Majeure” in respect of such Party;

“Force Majeure Event” has the meaning ascribed to it in Section 13.13;

“Force Majeure Event Notice” has the meaning ascribed to it in Section 13.13;

“Governmental Entity” has the meaning ascribed to it in the Strategic Partnership Agreement;

“Gross Sales” has the meaning ascribed to it in the Strategic Partnership Agreement;

“Guarantee” means the guarantee of Nova found in SCHEDULE “C”;

“Guarantor” means Nova;

“Income Tax Act (Canada)” means the Income Tax Act, RSC 1985, c 1 (5th Supp), as amended;

“Information Systems” has the meaning ascribed to it in Subsection 7.2(1);

“Intellectual Property” has the meaning ascribed to it in the Strategic Partnership Agreement;

“laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Award, order, injunction, judgment, decree, direction, decision, ruling, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise; and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to a Party or other Person, means such Laws as are applicable to such Party or Person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or its or their business, undertaking, property or securities;

“Lease” means the lease or other instrument(s) pursuant to which Sub-Licensee has the right to occupy the Premises;

“License Fee” has the meaning ascribed to it in the Strategic Partnership Agreement;

“License Fee Holiday” has the meaning ascribed to it in the Strategic Partnership Agreement;

“Manual” means, collectively, any operations, administrative, accounting or procedures manuals and all memoranda, directives, instructions or other materials prepared by or on behalf of Licensor (whether in written, electronic, machine readable or any other form), as such materials may be amended by Licensor from time to time, setting out the standards, methods, procedures, techniques and specifications of the System and information concerning the operation of a Value Buds Store and other obligations of Sub-Licensee;

“MSA” means the amended and restated management and administrative services agreement entered into between Licensor and Nova on [●], 2023, as amended, replaced or supplemented from time to time;

“Notice” has the meaning ascribed to it in Section 13.11;

“Nova Change of Control Transaction” has the meaning ascribed to it in the Strategic Partnership Agreement;

“Nova Group” has the meaning ascribed to it in the Strategic Partnership Agreement;

“Operating Statistics” means certain sales and operating margins information as stipulated by Licensor from time to time, acting reasonably;

“Ordinary Course” means, with respect to an action taken by a Party (and, in the case of Nova, including each member of the Nova Group, and, in the case of Licensor, including each member of the SNDL Group), that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Party (and, in the case of Nova, including each member of the Nova Group, and, in the case of Licensor, including each member of the SNDL Group) consistent with past practice;

“Overpayment" has the meaning ascribed to it in the Strategic Partnership Agreement;

“Parties” means, collectively, the Licensor, the Sub-Licensee, and their respective successors and permitted assigns and “Party” means any one of them;

“Person” includes a natural person, a firm, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a Governmental Entity or any other entity, and the executors, administrators or other legal representatives of an individual in such capacity;

“Premises” means the location(s) set out in SCHEDULE “B” at which Sub-Licensee is authorized to operate a Value Buds Store pursuant to this Agreement;

“Proposed Change” has the meaning ascribed to it in Section 2.3;

“Rebates” has the meaning ascribed to it in Subsection 6.3(2);

“Reporting Period” means each calendar month (or such other reasonable period of time prescribed by Licensor through a revision to the Manual);

“Sales Report” has the meaning ascribed to it in the Strategic Partnership Agreement;

“Services” means the management and administrative services provided by the SNDL Group to the Nova Group during the effective term of the MSA;

“SNDL Change of Control Transaction” has the meaning ascribed to it in the Strategic Partnership Agreement;

“SNDL Group” has the meaning ascribed to it in the Strategic Partnership Agreement;

“SNDL Intellectual Property” has the meaning ascribed to it in the Strategic Partnership Agreement;

“Strategic Partnership Agreement” means the strategic partnership agreement among Licensor, Nova and their designated Affiliates dated [●], 2023, as amended, replaced or supplemented from time to time;

“Sub-Licensee” means those Persons identified in SCHEDULE “B”;

“System” means the distinguishing characteristics of the Licensor's system in use from time to time in stores presently or in the future operating under the Trademarks, including, without limitation: (a) drawings, plans, specifications and technical data relating to the design and construction of a store; (b) the furnishings, colour schemes, interior design and trade dress to be used therein; (c) specifications for stocking, merchandising, marketing, advertising or otherwise operating the store, including in relation to approved suppliers for designated recreational cannabis products and methods of sale of such product; and (e) business policies, practices and procedures covering, without limitation, management, bookkeeping and accounting, inventory and operations, training and standards of service, all as set out from time to time in this Agreement or the Manual, including as may be modified as described in Section 2.3;

“System Confidential Information” has the meaning ascribed to it in Section 10.1

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all Employment Insurance, Canada Pension Plan, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

“Territory” means, collectively, each of the provinces and territories of Canada;

“Trademarks” means those trademarks designs, graphics, logos, trade names and other commercial symbols owned and licensed by Licensor to be used in connection with the System from time to time, and without limiting the generality of the foregoing, includes the trademarks and trade names enumerated in SCHEDULE “A”, which Licensor may amend from time to time in accordance with the terms of this Agreement and the Strategic Partnership Agreement;

“Transfer” means any sale, transfer, assignment, pledge, mortgage, encumbrance, disposition, hypothecation, licensing, sub-licensing or other conveyance (including through bequest, inheritance, trust, divorce or operation of law) of (a) all or any part of Sub-Licensee’s rights, obligations or interest in this Agreement; or (b) any of the shares of Sub-Licensee which results in a change in the control of Sub-Licensee as the term control is defined in the CBCA (including through any amalgamation of Sub-Licensee with another corporation).

“Underpayment” has the meaning ascribed to it in the Strategic Partnership Agreement;

“Value Buds Products” means recreational cannabis products and services of the kind now or hereafter marketed or licensed in the System, which are prepared or provided in a manner distinctive of or consistent with stores licensed to use the System; and

“Value Buds Store” means a store operated by Sub-Licensee to sell or otherwise provide the Value Buds Products in accordance with the System and utilizing any of the Trademarks pursuant to the terms of this Agreement.

1.2	Interpretation

Unless the context otherwise requires, the following provisions will govern the interpretation of this Agreement:

(a)	References to this Agreement: the words “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, article and other references are to those contained in or attached to this Agreement, in each case unless otherwise specified;
(b)	Words Importing the Singular: the meanings given to terms defined in this Agreement apply to both the singular and plural forms of those terms, and terms importing a particular gender or neuter in this Agreement include all genders and neuter;
(c)	Derivative Meanings: where in this Agreement a term is defined, a derivative of that term shall have a corresponding meaning;
(d)	Interpretation Not Affected by Headings, Etc.: the division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(e)	Computation of Time: each reference to “days” in this Agreement means calendar days, unless the term “Business Days” is used. Each reference to a time of day in this Agreement means that time in Calgary, Alberta, unless otherwise specified. In computation of periods of time in this Agreement from a specified date to a later specified date, the word “from” means “from and excluding” and the words “to” and “until” each means “to and including”;

(f)	Accounting Terms. All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting, as applicable, at the relevant time, applied on a consistent basis.
(g)	References to Statute: except as otherwise specified in this Agreement, each reference in this Agreement to a statute, requirement of applicable law or the consent of a Governmental Entity shall be deemed to refer to such statute, requirement of applicable law or the consent of a Governmental Entity as the same may be amended, supplemented or otherwise modified from time to time;
(h)	References to this Agreement: except as otherwise specified in this Agreement, each reference in this Agreement to any agreement (including a reference to this Agreement):
(i)	includes all schedules, exhibits, annexes or other attachments thereto; and
(ii)	refers to that agreement as it may be amended, supplemented or otherwise modified from time to time;
(i)	References to Parties: each reference in this Agreement to a Party shall be deemed to include that Party's successors and permitted assigns; and
(j)	Currency: Except as otherwise stated, all references in this Agreement to “Dollars” or “$” are to lawful money of Canada.
1.3	Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day that action shall be required to be taken on the next succeeding day which is a Business Day.

1.4	Governing Law and Attornment

This Agreement will be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and will be treated in all respects as an Alberta contract. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute related to or arising from this Agreement.

1.5	Deemed Rights for Licensor to Designate and Delegate to Nova or Affiliates

Wherever Licensor is granted any right or is subject to any obligation or duty under this Agreement, Licensor shall be automatically deemed to have:

(a)	a corresponding right to designate any of its Affiliates or Nova or any of Nova’s Affiliates to be the recipient of any or all of the benefits associated with the right(s) under this Agreement; and
(b)	a corresponding right to delegate such obligation or duty to any of its Affiliates or Nova or any of Nova’s Affiliates.

Notwithstanding the foregoing, for so long as the MSA is in effect, Sub-Licensee shall not: (i) lose the benefit of any right granted under this Agreement; or (ii) be in default of any obligation delegated to Sub-Licensee under this Agreement, where such default directly results from the failure by Licensor to perform its relevant and related obligations under the MSA in accordance with the terms thereof.

Article 2: LICENCE

2.1	Grant and Term
(1)	Subject to the provisions of this Agreement and the Strategic Partnership Agreement, Licensor hereby grants to Sub-Licensee the right, license and privilege to operate a Value Buds Store from each of the Premises listed in SCHEDULE “B”, using the System and the Trademarks. This Agreement shall be interpreted, construed and deemed to constitute separate and divisible agreements for each of the Premises and Sub-Licensees listed in SCHEDULE “B”. Licensor and Sub-Licensee shall amend, update and revise SCHEDULE “B” from time to time, as required, including where the Parties and Nova agree to add a new location as a Premises. For clarity, the Parties intend that each of the individual Premises listed in SCHEDULE “B” shall be governed by its own separate and divisible sub-license agreement which, for administrative convenience only, are memorialized by and recorded in this single version of this Agreement.
(2)	This Agreement shall commence on the Effective Date and continue in perpetuity, unless terminated earlier in accordance with the terms of this Agreement (“Term”).
2.2	Territory and Rights Retained
(1)	For the duration of the Term, the Nova Group shall have the exclusive right to operate cannabis retail stores in the Territory under the “Value Buds” Banner and, during the Term, the SNDL Group shall not be permitted to open and operate, or cause or allow to be opened and operated, any cannabis retail stores in the Territory under the “Value Buds” Banner.[1] Notwithstanding the foregoing and subject to the Strategic Partnership Agreement, the SNDL Group shall be permitted to open and operate, businesses, utilizing a different system, within the Territory, even in close proximity to each or any of the Premises and even if otherwise competitive with the Value Buds Store.
(2)	Without limiting the scope of Section 2.2(1) and subject to the Strategic Partnership Agreement, Licensor (and any Affiliates) reserve the right to do anything or take any action not expressly prohibited by this Agreement, including without limitation:[2]
(a)	to develop, license, acquire, or otherwise obtain an interest in, proprietary marks, other than the Trademarks, in connection with the operation of a program or system which offers or distributes products or services which are the same or similar to those offered under the System on any terms and conditions Licensor deems appropriate and at any location; and

1 Provision to be non-exclusive for the Spiritleaf and Superette store level license agreements.

2 Non-exclusivity-related subsections to be inserted for the Spiritleaf and Superette store level license agreements.

(b)	to be acquired by or acquire (regardless of the form of transaction) any business, even if at the time of such transaction or at some later date the other business operates and/or licenses businesses that are competitive to the Value Buds Store.
(3)	For the avoidance of doubt, the Nova Group shall have no rights in respect of any cannabis retail store established, operated and/or franchised by the SNDL Group that is located outside of the Territory.
2.3	Modifications to System

The Sub-Licensee acknowledges that the Systems must continue to evolve in order to reflect the changing market and to meet new and changing consumer demands and that accordingly, variations and additions to one or more Systems may be required from time to time in order to preserve and enhance the public image of the Systems and to ensure the continuing efficiency of the Systems generally. Accordingly, the Sub-Licensee acknowledges and agrees that the Licensor may, from time to time hereafter, upon notice and acting reasonably, add to, subtract from or otherwise change any System, including, without limitation, the adoption and use of new or modified SNDL Intellectual Property, Branding Guidelines, offerings, new techniques and methodologies and methods of promotion and for providing enhanced customer service (each a "Proposed Change"). The Sub-Licensee agrees, after receiving reasonable written notice from the Licensor no less than thirty (30) days in advance of any such Proposed Change, to accept, implement, use and display in the operation of the Value Buds Store all such reasonable additions, modifications and changes. Subject to the foregoing, the Sub-Licensee further agrees that the Licensor will have full control and discretion over such developments and that the Sub-Licensee will comply with all reasonable requirements of the Licensor in order to implement such modifications, provided that such Proposed Change would not, individually or in the aggregate with other Proposed Changes, be reasonably expected to be materially adverse to the business, affairs, operations, or financial condition of the Nova Group, or would not reasonably be expected to prevent, materially delay, or materially impair the ability of any member of the Nova Group to perform its obligations under this Agreement or the Store Level License Agreements; provided further that no such qualifications shall apply to any Proposed Change that is required by applicable law.

Article 3: fees and reporting

3.1	License Fees

During the Term, as consideration for the license granted in this Agreement, Sub-Licensee shall pay to Licensor the license fees as set forth in the Strategic Partnership Agreement.

3.2	Statements

During the Term, Sub-Licensee will provide Licensor with the Sales Report in accordance with the terms provided under the Strategic Partnership Agreement.

3.3	Records

During the Term, Sub-Licensee shall maintain proper books, records and documents in accordance with the terms provided under the Strategic Partnership Agreement.

3.4	Financial Statements

During the Term, Sub-Licensee will submit to Licensor within ninety (90) days after the end of each fiscal year of Sub-Licensee a profit and loss statement covering the operations of each Value Buds Store for such fiscal year and a balance sheet as at the end of such fiscal year.

3.5	Taxes
(1)	During the Term, Sub-Licensee will pay to Licensor an amount equal to any and all Taxes imposed on Licensor (whether assessed presently or in the future) with respect to the license fees or any other amounts payable by Sub-Licensee to Licensor pursuant to any provisions of this Agreement, it being the intention of the Parties that Licensor shall be fully reimbursed by Sub-Licensee with respect to any and all such Taxes owing in connection with fees payable by Sub-Licensee to Licensor other than income taxes payable by Licensor. The amount of such Taxes so payable by Sub-Licensee shall be calculated by Licensor in accordance with any applicable legislation and shall be paid to Licensor at the same time as the amounts to which such taxes, assessments or amounts of a like nature apply are so payable to Licensor pursuant to the provisions of this Agreement.
(2)	Subject to any applicable laws, the Parties shall reasonably cooperate with each other to minimize each other’s applicable Taxes and each Party shall use its commercially reasonable efforts to provide the other Party with any reasonable certificates or documents which are useful for such purpose.
3.6	Payments

During the Term, all payments due to Licensor from Sub-Licensee under this Agreement shall be paid in accordance with the terms provided under the Strategic Partnership Agreement.

Article 4: SERVICES OF LICENSOR

4.1	Training
(1)	If Licensor, in its reasonable business judgment, determines that any of Sub-Licensee’s personnel require additional, supplementary, or special training at any time during the Term, Sub-Licensee shall comply with this determination and cause the applicable personnel to attend for the additional, supplementary, or special training at Sub-Licensee’s sole cost and expense.
(2)	If reasonably required by Licensor, a manager or designee of each Value Buds Store approved by Licensor shall attend and participate at any conventions, conferences and seminars and Sub-Licensee meetings which may be conducted by or on behalf of Licensor, from time to time. Licensor shall have the right to charge Sub-Licensee a reasonable fee for such conventions, conferences, seminars or meetings and Sub-Licensee shall also be responsible to pay all travel, accommodation, living and other expenses of the manager or designee relating to such courses, conventions, conferences, seminars or meetings.

4.2	Manuals
(1)	Licensor shall provide Sub-Licensee with access to the Manual. The Manual shall at all times remain the exclusive property of Licensor and shall be returned to Licensor promptly upon request and, in any event, upon termination of this Agreement for any reason whatsoever. Sub-Licensee shall not at any time copy, duplicate, record, store in any electronic format or machine-readable equipment or otherwise reproduce or transcribe the Manual or any part thereof or any of the forms supplied by Licensor hereunder without Licensor’s prior written consent. Licensor shall have the right to add to, modify, withdraw or otherwise revise the provisions of the Manual from time to time in its business judgment.
(2)	Sub-Licensee shall at all times comply fully with each term, condition and provision of the Manual and any revisions made thereto in accordance with Section 2.3 from time to time by Licensor, provided that: (i) the Manual does not impose obligations on the Sub-Licensee which are materially different than those contained in this Agreement; and (ii) complying with such term, condition or provision in the Manual would not be reasonably expected to be materially adverse to the business, affairs, operations, or financial condition of the Nova Group, or would not reasonably be expected to prevent, materially delay, or materially impair the ability of any member of the Nova Group to perform its obligations under this Agreement or the Strategic Partnership Agreement, provided that no such qualification shall apply where any provision of the Manual is also required to be complied with under applicable law.
4.3	Continuing Services

Licensor shall make available to Sub-Licensee such operating assistance and training on a continuing basis as Licensor considers appropriate, acting reasonably, in particular, Licensor:

(a)	shall provide general guidance to Sub-Licensee as often as Licensor deems reasonably necessary to assist Sub-Licensee in complying with the System;
(b)	shall provide periodic guidance as often as Licensor deems reasonably appropriate with respect to day-to-day operations, merchandising, marketing, and advertising; and
(c)	shall arrange or assist Sub-Licensee in arranging for sources of items or services described in Subsections (e), (f) or (h) of Section 6.1 as contemplated in Section 6.3.

Article 5: trademarks

5.1	Trademarks and the System
(1)	Sub-Licensee acknowledges and agrees that all rights, title, and interests in and to the Trademarks and the System are the exclusive property of Licensor, and all goodwill generated by the use thereof by Sub-Licensee shall enure to the benefit of Licensor. If, despite the foregoing, any right, title or interest in or to any of the Trademarks or the System become vested in Sub-Licensee (other than pursuant to a sale or other transfer from the Licensor), Sub-Licensee shall hold the same in trust for Licensor and shall, at the request of Licensor, forthwith unconditionally assign any such right, title or interest to Licensor. No right, title or interest in or to the Trademarks or the System is granted, nor shall such right, title or interest at any time transfer to Sub-Licensee other than the right to use the Trademarks and the System pursuant to the terms of this Agreement. Any continuing unauthorized use of the Trademarks and the System by Sub-Licensee, after providing written notice of the alleged unauthorized use and the reasonable opportunity to cease such unauthorized use, is and shall be deemed infringement of the rights of Licensor.

(2)	Sub-Licensee acknowledges and agrees that the consistent and continual use and display of the Trademarks, solely in accordance with the terms of this Agreement and in a manner and form as registered or applied for, is of substantial importance in protecting the integrity and the distinctiveness of the Trademarks for the benefit of the System. Sub-Licensee further acknowledges its obligations to avoid any loss of distinctiveness in the Trademarks. Sub-Licensee will observe all reasonable requirements with respect to copyright and trade-mark notices, business, or trade name registrations and other forms of marking as Licensor may direct from time to time, at Licensor's sole cost and expense.
(3)	Sub-Licensee shall use the Trademarks only in association with wares and services in a manner which conforms to the standards of character and quality as are from time to time approved by Licensor, acting reasonably, and communicated to Sub-Licensee from time to time. Sub-Licensee shall use the Trademarks without any accompanying words or symbols unless first approved by Licensor or otherwise permitted by Licensor, such approval not to be unreasonably withheld, conditioned or delayed. Licensor shall, in all cases, be the judge in determining the acceptability of both the quality of the Value Buds Products and the manner and form of the trademark usage under this Agreement, and Sub-Licensee shall not use any of the Trademarks nor sell any Value Buds Products in connection with the Trademarks where the character or quality and/or manner and form of usage is not acceptable to Licensor, acting reasonably. Without limiting the generality of the foregoing, Sub-Licensee shall not do or suffer to be done any act, including any advertising or promotion, which has the effect of depreciating the value of, or bringing into disrepute, or otherwise reflecting negatively on the Trademarks and the goodwill therein.
(4)	Sub-Licensee shall accompany all use or display of the Trademarks, including on all new signs installed after the Effective Date, forms, stationery, invoices, and other materials, with a Notice indicating the ownership of the Trademarks by Licensor and indicating that the Trademarks are being used under licence, in such form as may be required by Licensor, acting reasonably. Sub-Licensee shall not indicate to the public that any wares and/or services being provided by Sub-Licensee are being provided as agent or on behalf of Licensor. Sub-Licensee shall not use the Trademarks in any advertising, including on any vehicles of Sub-Licensee, without the prior written approval of Licensor, such approval not to be unreasonably withheld, conditioned or delayed. Upon request by Licensor, Sub-Licensee will provide samples of any advertising or marketing materials bearing any of the Trademarks for review. Sub-Licensee shall retain for inspection by Licensor representative samples of advertising bearing any of the Trademarks. Sub-Licensee shall permit duly authorized representatives of Licensor to attend at each Value Buds Store at all reasonable times to inspect the manner and performance of the services and the quality of wares in association with which Sub-Licensee uses the Trademarks and any relevant documents, materials, and records pertaining to Sub-Licensee’s goods and services in order to determine, acting reasonably, whether Sub-Licensee is complying with the terms and conditions of this Agreement.

(5)	Unless the Sub-Licensee has acquired ownership of the Trademarks pursuant to a sale or other transfer from the Licensor, during the term of this Agreement, or at any time thereafter:
(a)	Sub-Licensee shall not dispute or contest for any reason whatsoever, directly or indirectly, the validity, ownership, distinctiveness or enforceability of the Trademarks, including the validity of any registration therefor, nor directly or indirectly dilute or depreciate or attempt to dilute or depreciate the value of the benefits, goodwill, and advantages attaching to the Trademarks, nor directly or indirectly impair or attempt to impair the distinctiveness of the Trademarks, nor counsel, procure or assist anyone else to do any such acts; and
(b)	Sub-Licensee will not use or register any trademarks or trade names which are confusingly similar to any of the Trademarks.
(6)	Except with the express prior consent of Licensor, such consent not to be unreasonably withheld, conditioned or delayed, or otherwise required under applicable provincial business or trade name registration laws, Sub-Licensee shall have no right to use the Trademarks or any part or variation thereof in its corporate, partnership, trade, or legal name of any corporation, partnership or other entity in which Sub-Licensee has a direct or indirect interest or in any domain name or social media account name. In the event Sub-Licensee does so, with the express prior consent of Licensor, Sub-Licensee shall at any time as requested by Licensor, or, upon the termination of this Agreement, change such name within five (5) Business Days such that thereafter Sub-Licensee shall not have the use of any of the Trademarks, any variation thereof, or any confusingly similar name thereof, in the applicable name.
(7)	Sub-Licensee shall: (i) notify Licensor of any attempt by any person, other than Licensor or a System licensee of Licensor, to use the Trademarks, or any variation or imitation thereof, or any confusingly similar mark thereof, of which Sub-Licensee becomes aware; (ii) notify Licensor of any action involving the Trademarks that is threatened or instituted by any person, of which Sub-Licensee becomes aware; and (iii) provide all reasonable assistance to Licensor with respect to such action. Sub-Licensee shall not communicate with any infringer or suspected infringer of the Trademarks regarding such infringement or suspected infringement without obtaining the prior written approval of Licensor. Licensor shall have the exclusive right to sue, and shall sue infringers of the Trademarks. Sub-Licensee shall, upon the request of Licensor and at Licensor’s expense, assist Licensor in the investigation of, and any legal action related to, any such infringement.
(8)	In the event that it becomes advisable at any time in the opinion of Licensor for Sub-Licensee to modify or discontinue use of any of the Trademarks, or use one or more additional or substitute names or marks, the Parties will act in accordance with the provisions relating to changes to the SNDL Intellectual Property under the Strategic Partnership Agreement.
(9)	Sub-Licensee shall, upon the request of Licensor and at Licensor’s expense assist and cooperate with Licensor in obtaining and maintaining registration of the Trademarks. Without limiting the generality of the foregoing, Sub-Licensee shall execute all such documents and do all such things as are reasonably required to assist Licensor in obtaining and maintaining registration of the Trademarks or enforcement of any rights therein.

Article 6: Sub-Licensee’s obligations

6.1	Operation of Value Buds Store

In order to maintain the high quality and uniformity of the System and the Trademarks, and to promote and protect the goodwill associated therewith, Sub-Licensee shall (at Sub-Licensee’s sole expense unless otherwise indicated expressly):

(a)	operate each Value Buds Store solely and exclusively under and according to the System and at all times comply with the terms of this Agreement, the Strategic Partnership Agreement and the Manual. Notwithstanding the foregoing, the Sub-Licensee shall be permitted to temporarily close a Value Buds Store when reasonably required including in connection with material renovations, licensing requirements, materially insufficient staffing or Force Majeure;
(b)	comply at all times, in all material respects, with all applicable laws and maintain in force all licenses, permits, permissions, approvals and certificates required in respect of, the operation of each Value Buds Store;
(c)	within five (5) Business Days of receipt by Sub-Licensee of any order, review or other similar notice from any regulatory or public authority with respect to a failure by Sub-Licensee to comply with any applicable law, by-law or regulation, deliver to Licensor a copy of same;
(d)	ensure that the day-to-day operation of each Value Buds Store is at all times under the supervision of a manager or designee of Sub-Licensee who has successfully completed all training reasonably required by Licensor or, where such person is absent from the relevant Value Buds Store due to prolonged illness, vacation or other similar cause, such other qualified employee of Sub-Licensee as Licensor first approves, such approval not to be unreasonably withheld, conditioned or delayed;
(e)	maintain the standards of Value Buds Products, including assortment, menu and related standards, in accordance with the specifications provided by Licensor from time to time and purchase such Value Buds Products and any related supplies, accessories or other items from licensed suppliers who have been approved by Licensor, such approval not to be unreasonably withheld or delayed, subject at all times to the availability of such products, accessories and other items. Licensor retains the right to define an approved list, and a required core assortment, of cannabis products to be offered by Sub-Licensee, to be updated from time to time;
(f)	use in each Value Buds Store only such furniture, fixtures and equipment that have been approved by Licensor, such approval not to be unreasonably withheld, conditioned or delayed, and which comply with the Branding Guidelines as revised, added to, or otherwise amended by Licensor from time to time, and, subject to Cannabis Laws and Cannabis Retail Laws, purchase such items from the suppliers who have been approved by Licensor, such approval not to be unreasonably withheld, conditioned or delayed;
(g)	use commercially reasonable efforts to maintain at all times a sufficient number of trained employees to serve the customers of each Value Buds Store and maintain an inventory of cannabis products and other supplies sufficient to satisfy customer demand, subject at all times to the availability of such cannabis products and other supplies;

(h)	use, publish or display in connection with each Value Buds Store only such letterheads, signs, advertising or other materials as Licensor shall first approve, such approval not to be unreasonably withheld, conditioned or delayed, and, in connection with its advertising of each Value Buds Store, use or engage only such advertising agency or agencies approved by Licensor from time to time;
(i)	operate each Value Buds Store only under a name, and in the form and style, as approved in writing by Licensor;
(j)	not permit any vending machines, entertainment devices and products, video machines, coin operated machines or pay phones not included in the System to be sold, displayed or used in any Value Buds Store unless first approved in writing by Licensor, such approval not to be unreasonably withheld, conditioned or delayed;
(k)	make prompt payment in accordance with the terms of invoices rendered to Sub-Licensee in connection with the purchase or leasing of all furniture, fixtures, equipment, leasehold improvements, and supplies supplied to Sub-Licensee from time to time and for which Sub-Licensee has contracted to purchase;
(l)	advise employees, suppliers, contractors and all other Persons with whom Sub-Licensee deals that Sub-Licensee is an independent contractor of Licensor and that all debts incurred by it are for the account of Sub-Licensee only, and not Licensor;
(m)	faithfully observe and perform in a timely fashion, all covenants to be observed and performed by Sub-Licensee pursuant to the Lease;
(n)	if requested by Licensor, list separately, or participate in a group listing, in the white and yellow pages of the telephone directory, in any e-commerce or Internet-based directory, and in any similar directories pertaining to each Value Buds Store;
(o)	at Licensor’s reasonable request (which request shall be made no more often than once every five (5) years, and not during the first five (5) years of operation of any Value Buds Store) and at Sub-Licensee’s sole cost, renovate, refurbish and redecorate the Premises to reflect the then current image specifications in the Manual; and
(p)	participate in all promotional, advertising and marketing programs, campaigns and co-operatives developed by Licensor in accordance with the provisions relating to advertising under the Strategic Partnership Agreement.
6.2	Relocation of Value Buds Store

Sub-Licensee shall operate each Value Buds Store only at its respective Premises and shall not relocate the Premises or open any additional premises, except with Licensor’s prior written consent, such consent not to be unreasonably withheld or delayed. Such approval will be deemed not to have been unreasonably withheld where the relocation of the Premises will cause the SNDL Group to be in breach of a provision contained in an agreement with an existing franchisee. If the Lease expires or terminates without fault of Sub-Licensee, or if the Lease cannot be renewed for any reason whatsoever, or if the Premises are destroyed, condemned or otherwise rendered unusable, or if Licensor and Sub-Licensee agree that there is a change in the character of the location of the Premises sufficiently detrimental to its business potential to warrant its relocation, Licensor shall grant permission for relocation of the Value Buds Store to an alternate location acceptable to each of Licensor and Sub-Licensee, each acting reasonably. Any such relocation and the development and opening of alternate premises shall be at Sub-Licensee’s sole cost, subject to the provisions relating to real estate and construction under the Strategic Partnership Agreement and the obligations of the Licensor in connection with related services rendered under the MSA.

6.3	Purchases
(1)	To the fullest extent permitted by applicable law, Licensor shall at all times have the right to require that Sub-Licensee purchase from Licensor, its Affiliates, or suppliers approved by Licensor, such approval not to be unreasonably withheld, conditioned or delayed, any of the items or services described in Subsections 6.1(e), 6.1(f) and 6.1(h).
(2)	Sub-Licensee acknowledges that Sub-Licensee’s purchases from Licensor, its Affiliates or suppliers recommended by Licensor may or may not be made through group purchasing programs. Sub-Licensee acknowledges that Licensor and/or its Affiliates may and are entitled to earn revenues and/or profits from purchases made by Sub-Licensee from Licensor, its Affiliates, or suppliers designated by Licensor and that Licensor and/or its Affiliates may and are entitled to receive revenues, payments, rebates, discounts, benefits, advantages, commissions, or other allowances (collectively, “Rebates”) from sources or suppliers in respect of such purchases for its and/or their own credit. Sub-Licensee acknowledges that Licensor and its Affiliates owe no fiduciary, trust or other duty to Sub-Licensee and are under no such duty to account or disclose to Sub-Licensee for such revenues, profits, or Rebates, and may retain such amounts or sums entirely for its and/or their own account.
6.4	Pricing

To the extent permitted by applicable law, Licensor reserves the right to establish recommended minimum and maximum pricing, as well as specific prices, for the Value Buds Products which shall or may be sold by Sub-Licensee at Value Buds Stores or otherwise; provided that no such recommended pricing shall recommend that Sub-Licensee sell any Value Buds Products at a loss. Sub-Licensee shall consider minimum and maximum pricing as well as recommended specific prices when pricing the Value Buds Products and, subject to compliance with applicable law, where a selected price falls outside of the range recommended by Licensor, the selection of such price shall be conditional on Sub-Licensee having received the prior written approval of Licensor, such approval not to be unreasonably withheld or delayed. Where no prices have been recommended by Licensor with respect to a particular Value Buds Product, Sub-Licensee may sell such applicable Value Buds Product at any reasonable price that it may choose, to the extent permitted by applicable law. Sub-Licensee acknowledges and agrees that the recommended retail prices for the Value Buds Products that Sub-Licensee shall or may sell shall vary from region to region to the extent necessary in order to reflect differences in costs and other factors applicable to such region.

Article 7: WEBSITES AND INFORMATION SYSTEMS

7.1	Internet Web Sites
(1)	At no time shall Sub-Licensee register an Internet domain name, or maintain or operate an Internet web site or social media account that describes or refers to any of the Value Buds Stores or incorporates the word “Value Buds” or any of the Trademarks, or any portion thereof, or references in any way Licensor, or the fact that Sub-Licensee operates or has operated a store as a franchise from Licensor.
(2)	Licensor shall at all times be entitled to register, develop and maintain their own Internet web sites or social media accounts that include details of any or all Value Buds Stores and Sub-Licensee shall assist Licensor in the maintenance of such web sites or social media accounts by providing such information and assistance as may be requested by Licensor from time to time.
(3)	Licensor reserves the right to approve all of Sub-Licensee’s use of linking and framing between Sub-Licensee’s website pages and all other websites, acting reasonably, and Sub-Licensee shall, immediately on receipt of Notice from Licensor, dismantle any such frames and links if and as reasonably required by Licensor.
7.2	Information Systems
(1)	Subject to the obligations of the Licensor to provide certain services under the MSA, Sub-Licensee shall use and maintain at Sub-Licensee’s own expense such information systems and communication systems and related computer hardware, including point-of-sale, credit or debit verification, automatic bank transfer or depository, information storage, electronic mail and/or retrieval transmission systems (the “Information Systems”) as Licensor may require from time to time, acting reasonably, for use in the operation of a Value Buds Store. Sub-Licensee shall only acquire the Information Systems from Licensor or a supplier or suppliers designated or approved by Licensor in writing.
(2)	Sub-Licensee shall acquire, install and maintain such computer software programs and services as Licensor may specify from time to time, acting reasonably, and enter into such software licences with Licensor or other owners of the software as shall be necessary for the lawful use of such software.
(3)	Sub-Licensee shall not make, or permit to be made, any modifications or additions to the Information Systems that have not been approved by Licensor, such approval not to be unreasonably withheld, conditioned or delayed. Sub-Licensee shall not install, or permit to be installed, personal software on Information Systems and Licensor can remove or have Sub-Licensee remove any such software found on Information Systems. If such software causes Information Systems problems, Sub-Licensee will be responsible for the cost of restoring the Information System.
(4)	Sub-Licensee shall store all and only such financial and operational data and information on the Information Systems as Licensor may reasonably require and shall not use such data and information for any purpose other than in the operation of each Value Buds Store. All financial and operational data and information stored on the Information Systems shall be owned by Licensor and Licensor shall have the right, in its discretion, to use such data and information in any manner and for any purpose as it sees fit, provided that Licensor complies with all applicable privacy and similar laws in doing so. Sub-Licensee shall also comply with all applicable privacy and similar laws in providing Licensor with such data and information, and shall implement such measures, including security measures, privacy policies, acknowledgements and consents of customers, as Licensor may from time to time direct for such purpose.

(5)	Sub-Licensee shall operate the Information Systems in accordance with instructions from Licensor and as outlined in the Manual or otherwise from time to time, and at all times shall maintain the Information Systems in accordance with the maintenance programs in effect from time to time as designated by Licensor.
(6)	Sub-Licensee shall allow Licensor to have physical and remote electronic (by way of modem or otherwise) access to the Information Systems and financial and operational data and information, and Sub-Licensee shall ensure that the Information Systems and related computer hardware and software are kept up to date at all times.
(7)	The Parties acknowledge that Subsections 7.2(1)-(6) is subject to the requirement of the Licensor to provide certain services to the Nova Group pursuant to the MSA for so long as such agreement remains in effect. Nothing in this Section 7.2 shall derogate or abrogate from the requirement of the Licensor to provide such services to the Nova Group related to the foregoing. Nova shall not be prejudiced and shall not be in breach of this Section 7.2 to the extent that any failure of Nova and/or any member of the Nova Group to comply with the foregoing requirements is a direct result of a failure by Licensor to perform certain relevant and related services under the MSA.

Article 8: INSPECTION

8.1	Inspection of Books and Records
(1)	Upon reasonable prior notice by Licensor to Sub-Licensee, the Sub-Licensee shall make available to Licensor and authorized representatives of Licensor, for examination during normal business hours on a Business Day, all applicable books, records and documents required to be maintained under the Strategic Partnership Agreement. In addition, the Sub-Licensee shall make available to Licensor or authorized representatives of Licensor such applicable financial and operating data and other information in respect of the performance of the obligations of the SNDL Group under this Agreement and the Strategic Partnership Agreement and as Licensor or as the authorized representatives of Licensor shall from time to time reasonably request.
(2)	In the event any such inspection or audit discloses an Underpayment or an Overpayment, the Parties shall comply with the provisions set out in the Strategic Partnership Agreement.
(3)	The Parties acknowledge that Sections 8.1(1)-(2) above are subject to the requirement of Licensor to provide certain services to the Nova Group pursuant to the MSA for so long as such agreement remains in effect. Nothing in this Section 8.1 shall derogate or abrogate from the requirement of Licensor, on behalf of the SNDL Group, to provide such Services to the Nova Group related to the foregoing. Sub-Licensee shall not be prejudiced and shall not be in breach of this Section 8.1 to the extent that any failure of Nova and/or any Nova Member to comply with the foregoing requirements is a direct result of a failure by Licensor to perform certain relevant and related services under the MSA.

8.2	Inspection of Operations
(1)	Upon prior written notice by Licensor to Sub-Licensee, Licensor and its authorized representatives shall be permitted to inspect any or all of the Premises and observe the operation of any or all Value Buds Stores together with all promotional advertising material as used by Sub-Licensee hereunder, to verify such compliance and conformance and to determine whether the standards of management, service, cleanliness, quality of products, advertising and promotion are being maintained as established by Licensor from time to time and communicated by Licensor to Sub-Licensee.
(2)	In the event any inspection described this Section 8.2 reveals any non-compliance with the System or failure to meet required standards of management, service, cleanliness, or quality of products or advertising or promotion, or any other term or provision in this Agreement or the Manual, Sub-Licensee shall, upon written Notice from Licensor, correct such deficiencies, or cause them to be corrected, as quickly as is reasonably possible.

Article 9: INDEMNITY, INSURANCE and guarantee

9.1	Indemnification of the Licensor
(1)	Sub-Licensee hereby agrees to (and does hereby) indemnify and undertake to defend Licensor and its Affiliates, and its and their respective shareholders, partners, limited partners, employees, officers, directors, agents, successors and assigns and hold them harmless from and against all Claims, directly or indirectly arising out of, or in any manner whatsoever associated or connected with:
(a)	the failure of Sub-Licensee to pay when due any levies, taxes or assessments that Sub-Licensee may be required by applicable law to pay; or
(b)	Sub-Licensee’s operation of the Value Buds Store;

in each case unless such Claim arises from the fraud, wilful default or gross negligence of Licensor, or from: (i) Sub-Licensee acting: (A) in accordance with the System or the Branding Guidelines; (B) at the direction of a member of the Licensor; (C) in accordance with the Strategic Partnership Agreement; or (ii) any failure by Licensor to perform relevant and related services under the MSA that directly causes Sub-Licensee to be in breach of this Agreement.

(2)	In the event of a Claim, the Licensor shall assert the Claim in accordance with the provisions set out in the Strategic Partnership Agreement.
9.2	Indemnification of the Sub-Licensee
(1)	Licensor hereby agrees to (and does hereby) indemnify and undertake to defend Sub-Licensee and its Affiliates, and its and their respective shareholders, partners, limited partners, employees, officers, directors, agents, successors and assigns and hold them harmless from and against all Claims directly or indirectly arising out of, or in any manner associated or connected with:
(a)	the material breach by the Licensor or any of their representatives of any provision of this Agreement; or

(b)	the breach by any member of the SNDL Group or any of their representatives of any applicable law;

in each case unless such Claim arises from the fraud, wilful default or gross negligence of the Sub-Licensee.

(2)	In the event of a Claim, the Sub-Licensee shall assert the Claim in accordance with the provisions set out in the Strategic Partnership Agreement.
9.3	Insurance
(1)	Subject to the Strategic Partnership Agreement, Sub-Licensee will maintain in full force and effect during the Term, at Sub-Licensee’s sole expense, an insurance policy or policies protecting Sub-Licensee and Licensor and its associates and affiliates with whom Sub-Licensee has agreements and their respective directors, officers and employees against any loss, liability or expense whatsoever from fire, personal injury, theft, death, property damage, products liability or otherwise, arising or occurring upon or in connection with the Value Buds Store or by reason of Sub-Licensee’s operation of the Value Buds Store. Licensor shall be an additional named insured in such policy or policies for protection from liability and with respect to Licensor’s interest as a secured creditor of Sub-Licensee (statutory policies excepted). Such policy or policies shall:
(a)	be written by an insurance company prescribed by or acceptable to Licensor;
(b)	include comprehensive general liability coverage of five million dollars ($5,000,000) per incident;
(c)	include all risk property damage coverage of five million dollars ($5,000,000);
(d)	include such statutory insurance as may be required in the province or territory in which the Premises is located;
(e)	include business interruption insurance including rent, additional rent and continuing license and other charges under this agreement for at least twelve (12) months after casualty;
(f)	include Workers’ Compensation Board coverage as required by applicable legislation; and
(g)	include insurance as may be required under the Lease.
(2)	If requested by Licensor, evidence of insurance issued by the insurance company showing compliance with the foregoing requirements shall be furnished by Sub-Licensee to Licensor within ten (10) days of Licensor’s request. The evidence of insurance shall include a statement that the policy or policies may not be cancelled or altered without at least thirty (30) days prior written notice to Licensor. Maintenance of insurance and the performance by Sub-Licensee of the obligations under this paragraph shall not relieve Sub-Licensee of liability under the indemnity provisions set forth in this agreement. If Sub-Licensee fails to place and maintain insurance as required by Licensor, Licensor may but will not be obliged to place insurance and Sub-Licensee will promptly, upon invoicing, reimburse Licensor for the cost of the premiums paid for such insurance.

(3)	The Parties acknowledge that Sections 9.3(1)-(2) above are subject to the requirement of Licensor to provide certain services to the Nova Group pursuant to the MSA for so long as such agreement remains in effect. Nothing in this Section 9.3 shall derogate or abrogate from the requirement of Licensor to provide such services to the Nova Group related to the foregoing. Nova shall not be prejudiced and shall not be in breach of this Section 9.3 to the extent that any failure of Nova and/or any Nova Member to comply with the foregoing requirements is a direct result of a failure by Licensor to perform certain relevant and related services under the MSA.
9.4	Guarantee
(1)	Nova shall sign the Guarantee provided in SCHEDULE “C” to this Agreement concurrently with and as a condition to the execution of this Agreement.
9.5	Limitation on Liability
(1)	Neither Party shall have any liability under this Agreement for any incidental, consequential, special, punitive or indirect damages or liabilities, including without limitation such damages or liabilities for loss of revenue, loss of business, frustration of economic or business expectations, work delays, loss of profits, or cost of capital, regardless of the form of the action, whether in contract or otherwise, even if a Party hereto has been advised, knows, or should have known of the possibility of such damages; provided, however, that the limitation on lost profits shall not apply to either Party's liability, if any, for a breach of its confidentiality or indemnification obligations hereunder.
(2)	Except with respect to damages resulting from the fraud, wilful misconduct or gross negligence or a Party or any breach of a Party's Confidentiality obligations under Article 10 and its indemnity obligations under Article 9, such Party's liability for damages to the other Party for any cause whatsoever, regardless of the form of any Claim, shall not exceed the greater of the aggregate fees paid under this Agreement during the twenty-four (24) month period immediately preceding the events giving rise to the Claim, or, if certain fees have not been paid under this Agreement during any portion of the twenty-four (24) month period immediately preceding the events giving rise to the Claim as a result of a License Fee Holiday or as a result of the Claim arising during the first twenty-four (24) months of the Term, the amount that would have been paid under this Agreement if not for the License Fee Holiday and had the Term begun twenty-four (24) months prior to the date of the event giving rise to such Claim. In no event will a Party be liable to third parties for any damages whatsoever.
(3)	The limitation on a Party's liability is cumulative, with all payments for Claims under this Agreement being aggregated to determine satisfaction of the limit. The existence of one or more Claims will not enlarge the limit. These limitations apply to all causes of action under or relating to this Agreement, in contract, tort, or otherwise.

Article 10: CONFIDENTIALITY AND restrictive covenants

10.1	Confidentiality (Third Parties)
(1)	Subject to Section 10.2, during the Term, Sub-Licensee and any partner, if Sub-Licensee is a partnership, and any shareholder, officer or director of Sub-Licensee, if Sub-Licensee is a corporation shall not communicate or divulge to, or use, or copy, for the benefit of, any other person, persons, partnership, association or corporation any System Confidential Information.

“System Confidential Information” means any Confidential Information or knowledge concerning the System including without limitation, the methods of establishing, equipping, operating or supplying a System licensee or store as contained in the Manual or as otherwise communicated to Sub-Licensee, or of which Sub-Licensee may be apprised, by virtue of Sub-Licensee’s operation under the terms of this Agreement.

10.2	System Confidential Information (Sub-Licensee Staff and Affiliates)
(1)	During the Term, Sub-Licensee and any partner, if Sub-Licensee is a partnership, and any shareholder, officer or director of Sub-Licensee, if Sub-Licensee is a corporation shall not:
(a)	use, for the benefit of, any Affiliate of Sub-Licensee any System Confidential Information; and
(b)	communicate or divulge, for the benefit of, any staff member or Affiliate of Sub-Licensee any System Confidential Information unless such staff member or Affiliate has a bona fide “need to know” such System Confidential Information and on the sole condition that such staff member or Affiliate agrees to use such System Confidential Information solely for the conduct of the Value Buds Store, for no other businesses, and solely in the best interests of the System.
10.3	Employee’s Covenants

Sub-Licensee agrees that, if required by Licensor, Sub-Licensee will require Sub-Licensee’s officers or senior managers to execute agreements containing all or a portion of the covenants contained in this Section in such form as may be required by Licensor from time to time.

10.4	Non-Competition In-Term

During the Term, each of Sub-Licensee, Guarantor and any Affiliate shall not, either individually or in partnership or conjunction with any Person or Persons, as principal, agent, employee or shareholder (other than a holding of shares listed on a stock exchange that does not exceed five percent (5%) of the outstanding shares so listed) or in any other manner whatsoever, directly or indirectly, carry on or be engaged in or concerned with or interested in, financially or otherwise, or advise, lend money to, guarantee the debts or obligations of, or permit its name or any part thereof to be used or employed in connection with, the construction, establishment or operation of any store in Canada that primarily offers low cost, high value recreational cannabis products, other than and excepting any business covered by an agreement pursuant to which Licensor or any of Licensor's Affiliates is a party, which includes any agreements entered into pursuant to the Strategic Partnership Agreement.

10.5	No Solicitation

During the Term and for a period of eighteen (18) months after the termination of this Agreement for any reason whatsoever, including any Transfer pursuant to Section 11.2, Sub-Licensee shall not employ, or seek to employ, or solicit for employment any person who is, at the time of such solicitation, employed by Licensor or its Affiliates, nor shall Sub-Licensee directly or indirectly induce any such person to leave his or her employment.

10.6	Injunction

Sub-Licensee agrees that the damages for breach of the provisions of this Article 10 may be insufficient to properly address the breach and therefore agrees that these provisions may be enforced by Licensor by interim, interlocutory or permanent injunction. Sub-Licensee acknowledges and agrees that the scope of the restrictions in this Article 10 are reasonable and commensurate with the protection of the legitimate interests of Licensor.

Article 11: Transfer

11.1	Transfer by Licensor

Provided that the transferee is capable of performing the obligations under this Agreement and the Strategic Partnership Agreement, and has agreed to be bound by the terms of the Strategic Partnership Agreement, Licensor shall have the right to directly or indirectly sell, assign, transfer, mortgage, pledge, charge or otherwise dispose of, encumber or deal with any or all of its rights and obligations under this Agreement to any individual, firm, association, bank, lending institution, corporation or other third party as it may in its discretion deem appropriate. Licensor shall have the right to appoint an area representative to deal with or carry out any or all of Licensor’s obligations to Sub-Licensee under this Agreement on Notice to Sub-Licensee.

11.2	Transfer by Sub-Licensee
(1)	Except as hereinafter provided, Sub-Licensee shall not, directly or indirectly, effect or purport to effect any Transfer, and any such Transfer without the prior written consent of Licensor, such consent not to be unreasonably withheld or delayed, shall be null and void.
(2)	Licensor shall not be permitted to withhold consent to any Transfer where such Transfer is to an Affiliate of Sub-Licensee provided that such Transfer shall be subject to all such reasonable commercial conditions as Licensor may prescribe, including, without limitation:
(a)	Sub-Licensee shall have settled all outstanding accounts and monetary obligations with Licensor and its Affiliates and all creditors of every Value Buds Store; and
(b)	the proposed transferee executes and delivers to Licensor, a new sublicense agreement on terms and conditions which are substantially similar to those set out herein and any related ancillary documents required by Licensor.
(3)	Notwithstanding the foregoing, the Sub-Licensee may effect a Transfer to a lender in connection with a bona fide debt financing; provided that any such Transfer shall be conditional on Licensor and/or its applicable affiliates retaining priority ranking, as licensor hereunder and as lender to the Nova Group, to the applicable lender in respect of the assets that are the subject of such Transfer for so long as Licensor or any affiliate thereof is a lender to a member of the Nova Group.

Article 12: termination

12.1	Termination Without Notice or Opportunity to Cure
(1)	Each Party may, at its option, declare this Agreement terminated, without the need for any notice or opportunity to cure in any of the following events:

(a)	if the Strategic Partnership Agreement is terminated in accordance with its terms;
(b)	if the other Party shall: (i) institute proceedings to be adjudicated а voluntary bankrupt or consent to the filing of a bankruptcy proceeding against it; (ii) file a petition or answer or consent, or take other proceedings, seeking reorganization, re-adjustment, arrangement, composition, or similar relief under any applicable law available for the protection of bankrupt or insolvent debtors; (iii) consent to the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy of the other Party; (iv) be voluntarily liquidated or wound up; or (v) otherwise take any action that acknowledges its insolvency;
(c)	if the other Party is subject to: (i) proceedings for the appointment of а receiver, receiver/manager or trustee in respect of its assets; or (ii) proceedings for the dissolution, liquidation or winding-up of if the other Party, and such proceedings are not being contested in good faith by appropriate proceedings or, if so contested remain outstanding, undismissed and unstayed for more than thirty (30) days from the institution of such proceeding;
(d)	in the case of termination by Licensor, if Sub-Licensee or its affiliate completes a Nova Change of Control Transaction where (i) such Nova Change of Control Transaction is completed with an acquiror who is not reasonably capable of performing the obligations of Sub-Licensee under this Agreement, or (ii) the completion of such Nova Change of Control Transaction would, temporarily or otherwise, cause the business of the Nova Group not to be operated in the Ordinary Course; or
(e)	in the case of termination by Sub-Licensee, if Licensor or its affiliate completes a SNDL Change of Control Transaction where the relevant acquiror in such SNDL Change of Control Transaction is not reasonably capable of performing the obligations of Licensor or its applicable affiliate under the MSA.
12.2	Termination With Notice and Opportunity to Cure
(1)	Except as provided in Section 12.1, if Sub-Licensee is in material default under this Agreement and such default is not cured within sixty (60) days after written notice from Licensor, or Licensor’s associate or affiliate, as the case may be, or if such default is not reasonably able to be cured within sixty (60) days, the Sub-Licensee fails to commence to take, within sixty (60) days, steps to remedy such default and to thereafter proceed diligently and as expeditiously as reasonably possible to cure or remedy such default, then, in addition to all other remedies at law, Licensor may immediately terminate this agreement. Without limiting the generality of the foregoing, Sub-Licensee shall be in default under this Agreement:
(a)	if Sub-Licensee or any of its partners, shareholders, officers or directors is in breach of their respective covenants and restrictions contained under Article 10;
(b)	if Sub-Licensee’s conduct of Value Buds Store is such that the health or safety of the public is in danger or reflects unfavourably on the System or Licensor;
(c)	if Sub-Licensee is unable to obtain or maintain any license, permit, registration, certification or other permission required in order to operate all or substantially all of the Value Buds Stores;

(d)	if Sub-Licensee refuses or neglects to pay when due to Licensor any monies owing to Licensor including but not limited to the license fees;
(e)	if Sub-Licensee, or Affiliate, materially breaches this Agreement, the Strategic Partnership Agreement, the MSA or the CFRA;
(f)	if the Lease expires or is terminated for any reason without a relocation being agreed to with the Licensor;
(g)	if Sub-Licensee fails to submit when due, reports and financial data which Licensor requires under this Agreement; or
(h)	if Sub-Licensee fails to comply with any of the requirements imposed upon Sub-Licensee by this Agreement or the Manual.

The Parties acknowledge that the foregoing events of default are subject to the requirement of Licensor to provide certain services to Sub-Licensee pursuant to the MSA for so long as such agreement remains in effect. Nothing in this Section 12.2 shall derogate or abrogate from the requirement of Licensor to provide such services to the Sub-Licensee related to the foregoing. Sub-Licensee shall not be prejudiced and shall not be in breach of this Section 12.2 to the extent that any failure of Sub-Licensee to comply with the foregoing requirements is a direct result of a failure by Licensor to perform certain relevant and related services under the MSA.

12.3	Sub-Licensee’s Obligations on Termination
(1)	Upon the termination of this Agreement for any reason whatsoever, Sub-Licensee shall forthwith cease to be a sub-licensee of Licensor and shall:
(a)	pay to Licensor or any Affiliates all unpaid amounts as have or will thereafter become due hereunder or under any other agreement between Sub-Licensee and Licensor or such Affiliates;
(b)	return to Licensor all copies of the Manual;
(c)	notify the telephone company, all listing or registration agencies and any relevant internet or website service providers of the termination of Sub-Licensee’s right to use all telephone numbers, all classified and other directory listings and all websites electronic mail addresses, domain names and URL’s or other electronic media advertising all of the Value Buds Stores and, at Licensor’s option, assign any such telephone numbers, listings, websites, electronic mail addresses, domain names and URL’s or other electronic media advertising to Licensor;
(d)	cease to use the Systems in the operation of each of the Value Buds Stores and thereafter not, directly or indirectly, represent to the public that any business that may be conducted at each of the Premises is operated in association with the System, or hold itself out as a present Sub-Licensee of Licensor;
(e)	cease to use, directly or indirectly, in any manner whatsoever the Trademarks and any similar name or mark, any other identifying characteristics or indicia of operation of the System, and any confidential standards, methods and specifications associated with the System;

(f)	remove from each of the Premises, and discontinue using for any purpose, any equipment, signs, advertising materials, fixtures, furnishings, inventory, invoices, supplies, forms or other products or materials which display the Trademarks or any distinctive feature or device associated with the System;
(g)	if Sub-Licensee retains possession of any of the Premises, make such reasonable alterations in the exterior and interior decor thereof as Licensor deems necessary to remove its identification as a Value Buds Store;
(h)	at the request of Licensor, acting reasonably, take all such action as may be necessary to cancel any trade or business name registration made under any federal or provincial laws or regulations where such registration contains any part of the Trademarks, and furnish Licensor with evidence satisfactory to it of compliance with such obligation within sixty (60) days after termination; and
(i)	permit Licensor at Sub-Licensee’s expense to enter each of the Premises and remove all personal property of Licensor and any personal property of Sub-Licensee which displays the Trademarks or any distinctive feature or
(j)	device associated with the System, and make such reasonable alterations in the exterior and interior decor as Licensor deems necessary, acting reasonably, to remove the identification of each of the Premises as being associated with the System.
(2)	In the event this Agreement terminates, Sub-Licensee shall ensure that Sub-Licensee maintains its status as a corporation or limited partnership in good standing until such time as Licensor has made any payments, if any, owing by Licensor pursuant to the terms of this Agreement.
12.4	Other Relief

Any termination under this Agreement hereof shall be without prejudice to any other rights (including any right of indemnity), remedy or relief vested in or to which Licensor may otherwise be entitled against Sub-Licensee or Guarantor. All moneys paid by Sub-Licensee to Licensor under this Agreement or otherwise shall be retained by Licensor as consideration for the rights and benefits previously conferred on Sub-Licensee hereunder. The foregoing remedy shall not exclude any of the remedies which Licensor may have at law or in equity by reason of the default, breach or non-observance by Sub-Licensee of any provision hereof.

Article 13: GENERAL

13.1	Acknowledgment

Sub-Licensee acknowledges that the nature of franchising is such that Licensor has a responsibility not only to Sub-Licensee but also to all other sub-licensees and all stores operating under the System, customers, employees and shareholders. Sub-Licensee understands that those responsibilities may sometimes conflict or be inconsistent. Thus, while Licensor will at all times act in accordance with this Agreement, the Strategic Partnership Agreement and the MSA, and will endeavour to act in good faith, Sub-Licensee acknowledges that, except as expressly provided herein and in the Strategic Partnership Agreement and the MSA, Licensor will be entitled to act, make decisions and grant or withhold consents under this Agreement for the benefit of the System as a whole, which may or may not be to the benefit of any single licensee (including Sub-Licensee).

13.2	Survival

Notwithstanding any other provisions of this Agreement, and without limiting the rights of either party whatsoever under this Agreement, the provisions of Sections 2.3, 3.3, 5.1, 9.1, 10.1, 10.2, 10.5, 10.6, 12.4, 13.3, 13.4, 13.5 and 13.9 and this Section 13.2 shall survive the termination of all or any part of this Agreement and shall continue in full force and effect.

13.3	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

13.4	Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct, so long as the economic or legal substance of the Agreement is not affected in any manner materially adverse to either Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Agreement be consummated as originally contemplated to the fullest extent possible.

13.5	Binding Effect

This Agreement shall bind and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

13.6	Independent Contractor
(1)	Sub-Licensee and Guarantor acknowledge and agree that they are not agents or employees of Licensor or its Affiliates and that Sub-Licensee is an independent contractor completely separate from Licensor and its Affiliates and that Sub-Licensee has no authority to bind or attempt to bind Licensor or its Affiliates in any way or to assume or incur any obligations or responsibility, express, implied or collateral, for or on behalf of, or in the name of Licensor or its Affiliates. This Agreement will not be construed so as to constitute Sub-Licensee or Guarantor a partner, joint venturer, agent, employee or representative of Licensor or its Affiliates for any purpose whatsoever nor shall the relationship between Licensor and Sub-Licensee and/or Guarantor be construed as or constitute one of a trust or fiduciary nature. Sub-Licensee shall use its own name in obtaining or executing contracts or making purchases so that the transaction shall clearly indicate that Sub-Licensee is acting on its own behalf and not for Licensor.

(2)	Subject to the obligations of Licensor to provide certain services under the MSA, Sub-Licensee will be solely responsible for recruiting and hiring the persons employed by Sub-Licensee at each of the Value Buds Stores and will be solely responsible for their training, wages, taxes, benefits, safety, work schedules, work conditions, assignments, discipline and termination and for compliance with all workplace related laws. At no time will Sub-Licensee or Sub-Licensee’s employees be deemed to be employees of Licensor or its Affiliates. Licensor shall have no right or obligation to direct Sub-Licensee’s employees.
(3)	In all public records and in its relationship with any other person or entity, on letterheads and business forms, Sub-Licensee shall indicate its independent ownership of the Value Buds Stores, and that it is only a Sub-Licensee of Licensor and licensee of the Trademarks controlled by Licensor. Sub-Licensee agrees to exhibit on each of the Premises a notification that it is a Sub-Licensee of Licensor and licensee of the Trademarks controlled by Licensor.
13.7	Set Off

Notwithstanding any other provision of this Agreement, upon the failure of Sub-Licensee to pay to Licensor as and when due any sums of money, Licensor may, in its election, deduct any and all such sums remaining unpaid from any monies or credits held by Licensor for the account of Sub-Licensee.

13.8	Sub-Licensee May Not Withhold

Sub-Licensee agrees that it shall not, on grounds of the alleged non performance by Licensor of any of its obligations hereunder, withhold payment of any license fees or other amounts due to Licensor or its Affiliates whether on account of goods purchased by Sub-Licensee or otherwise.

13.9	Rights of Licensor are Cumulative

The rights of Licensor hereunder are cumulative and no exercise or enforcement by Licensor of any right or remedy hereunder will preclude the exercise or enforcement by Licensor of any other right or remedy hereunder or which Licensor is otherwise entitled by law to enforce.

13.10	Entire Agreement; Paramountcy; Amendment

This Agreement and the Strategic Partnership Agreement constitute the entire agreement with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof, and this Agreement shall be binding on and enure to the benefit of the Parties and their respective successors and permitted assigns. In the event of any conflict or inconsistency between this Agreement and the Strategic Partnership Agreement, the terms of the Strategic Partnership Agreement shall govern. This Agreement may not be amended or modified in any respect except by written instrument executed by the Parties.

13.11	Notice

Any notice, consent, approval or other communication (a “Notice”) required or permitted to be given hereunder shall only be duly and properly given if given in writing, and if delivered by hand, sent by courier prepaid, or transmitted by electronic mail, to the addresses set out in the Strategic Partnership Agreement.

13.12	Time of the Essence

Time is of the essence of this Agreement and of every part hereof.

13.13	Force Majeure

No Party shall be liable for any default or delay in the performance of its obligations under this Agreement (other than a payment obligation) if and to the extent such default or delay is caused, directly or indirectly, by an act of Force Majeure, provided that the non-performing Party is without fault in causing such default or delay (each such event of Force Majeure meeting such qualifications being a “Force Majeure Event”). For any Force Majeure Event, the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected for as long as such Force Majeure Event prevails and such Party continues to use its good faith commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. Any Party so delayed in its performance shall immediately notify the Party to whom performance is due in writing and describe a reasonable level of detail the circumstances causing such delay (a “Force Majeure Event Notice”). Promptly after receipt of a Force Majeure Event Notice, the Designated Representatives shall meet (in person or by telephone) to discuss the Force Majeure Event and consider possible workarounds to the Force Majeure Event. The suspension of performance shall be of no greater scope and of no longer duration than is reasonably required by the Force Majeure Event. Immediately upon resumption of performance of the obligations under this Agreement the Parties shall once again be responsible for the full performance or observance of the obligation(s) so affected.

13.14	Dispute Resolution

Any dispute or disagreement of any kind or nature between the Sub-Licensee and the Licensor (or any members and Representatives thereof) arising out of or in connection with this Agreement or the interpretation, enforceability or formation thereof (including with respect to the post-termination obligations and rights of the parties hereto), or involving in any way whatsoever more than one Store Level License Agreement will be resolved in accordance with the dispute resolution provisions in the Strategic Partnership Agreement.

13.15	Additional Rights

Except as otherwise provided herein, each Party's rights under this Agreement are in addition to and not in substitution for any other rights of that Party at law, in equity or otherwise.

13.16	Further Assurances

Each of the Parties, upon the request of the other Party, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable in connection with this Agreement.

13.17	Counterpart Execution

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on electronic delivery of an executed copy of this Agreement.

[Signature Page Follows]

Executed as of the date first written above.

SNDL INC. by its authorized signatory

Name:
Title:

[SUBLICENSEE COMPANY] by its authorized signatory(ies)

Name:
Title:

Name:
Title:

[Remainder of page intentionally left blank]

SCHEDULE “A”

TRADEMARKS

ATTACHED TO AND FORMING A PART OF THAT STORE LEVEL LICENSE AGREEMENT MADE AS OF , 202__, BETWEEN SNDL INC. AND [SUBLICENSEE COMPANY]

Registration/Application Number	Trademark

SCHEDULE “B”

SUBLICENSEES, PREMISES AND CONTACT INFORMATION

Sub-Licensee Entity	Name of Business	Premises Address and Email Address

SCHEDULE “C”

GUARANTEE

(See attached.)

SCHEDULE “B”

STORE LEVEL LICENSE AGREEMENT – SPIRITLEAF BANNER

(See attached.)

B-1

SCHEDULE “C”

STORE LEVEL LICENSE AGREEMENT – SUPERETTE BANNER

(See attached.)

C-1

SCHEDULE “D”

CORPORATE POLICY TERMS AND CONDITIONS

(See attached.)

D-1

SCHEDULE “E”

BRANDING GUIDELINES

(See attached.)

E-1

APPENDIX B

(See attached.)

SNDL INC.

- and -

NOVA CANNABIS INC.

AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

DATED AS OF [●], 2023

Page

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation	6
1.3	Date for any Action	8
1.4	Governing Law and Attornment	8

Article 2 MANAGER'S SERVICES AND POWERS		8
2.1	Appointment of Manager	8
2.2	Management and Administrative Services	8
2.3	Covenants of the Manager and Others	11
2.4	Power and Authority of Manager	11
2.5	Restrictions on the Manager's Powers and Authorities	11
2.6	Execution of Documents	12
2.7	Emergency Powers of Manager	12
2.8	Limitations on Power and Authority of the Manager	12
2.9	Relationship to Strategic Partnership Agreements	13

Article 3 FEES AND PAYMENT OF EXPENSES		13
3.1	Base Fee	13
3.2	Adjustment of the Base Fee	13
3.3	Expense Reimbursement	14
3.4	Fees to be Paid Directly by Nova	15
3.5	Invoicing and Payment	15
3.6	Payment of GST	15
3.7	Failure to Pay When Due	15

Article 4 RECORDS		16
4.1	Books and Records	16
4.2	Examination of Records	16

Article 5 OBLIGATIONS AND COVENANTS OF Nova		16
5.1	Obligations and Covenants of Nova	16

Article 6 ACTIVITIES OF MANAGER		17
6.1	Standard of Care	17
6.2	No Additional Duty	17
6.3	Other Activities and Conflict of Interest	17
6.4	Reliance	18
6.5	Delegation and Sub-Delegation	19
6.6	Liability of the Manager and Others	19
6.7	Limitation of Liability	20
6.8	Additional Information	20
6.9	Confidentiality	20
6.10	Policies and Codes	21
6.11	Protection of Personal Information	21

Article 7 INDEMNIFICATION		22
7.1	Indemnification of the Manager Group	22
7.2	Indemnification of the Nova Group	22
7.3	Method of Asserting Claims	22
7.4	Net Amount	24
7.5	Third Party Beneficiaries	24
7.6	Subrogation Rights	24

- i -

(continued)

Page

Article 8 TERM		25
8.1	Term	25
8.2	Survival	25

Article 9 TERMINATION		25
9.1	Events of Termination by the Manager	25
9.2	Remedies of the Manager	26
9.3	Events of Termination by Nova	26
9.4	Remedies of Nova	27
9.5	Dispute as to the Occurrence of an Event of Termination	27
9.6	Post-Termination Arrangements	27

Article 10 FORCE MAJEURE		28
10.1	Consequences of Force Majeure	28
10.2	Notice	28

Article 11 RESOLUTION OF DISPUTES AND ARBITRATION		29
11.1	Dispute	29
11.2	Arbitration	29
11.3	Continued Performance	29

Article 12 MISCELLANEOUS		30
12.1	Amendment and Restatement; Assignment to the Manager	30
12.2	No Control, Partnership, Joint Venture or Trust	30
12.3	Notices	30
12.4	Assignment	31
12.5	Non-Merger	31
12.6	Entire Agreement	32
12.7	Remedies	32
12.8	Additional Rights	32
12.9	Waiver	32
12.10	Severability	32
12.11	Further Assurances	32
12.12	Time	33
12.13	Counterpart Execution	33

- ii -

AMENDED AND RESTATED MANAGEMENT AND
ADMINISTRATIVE SERVICES AGREEMENT

THIS AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT is made as of the [●] day of [●], 2023 between:

SNDL INC., a corporation incorporated under the laws of the Province of Alberta

(the “Manager”)

- and -

NOVA CANNABIS INC., a corporation continued under the laws of the Province of Alberta

(“Nova”)

WHEREAS:

A.	Pursuant to the terms of an arrangement agreement dated October 7, 2021, as amended by the amending agreement dated January 6, 2022, the Manager acquired all of the issued and outstanding shares of Alcanna Inc. (“Alcanna”).
B.	On March 21, 2021, Nova and Alcanna entered into a management and administrative services agreement (the “Original Agreement”).
C.	On December 20, 2022, the Manager and Nova entered into an implementation agreement (the “Implementation Agreement”).
D.	The Implementation Agreement contemplates, among other things, that the Manager and Nova amend and restate the Original Agreement and enter into this Agreement pursuant to which Nova will retain the Manager to provide to the Nova Group (as defined herein), and the Manager will provide to the Nova Group, certain management and administrative services, on and subject to the terms and conditions hereof.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	“Additional Information” has the meaning ascribed thereto in Section 6.8;
(b)	“affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person but, in respect of affiliates of the Manager, does not include Nova and vice versa. For the purposes of this Agreement, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise;

(c)	“Agreement” means this Amended and Restated Management and Administrative Services Agreement, as amended, restated or modified from time to time;
(d)	“Alcanna” has the meaning ascribed thereto in the Recitals;
(e)	“Annual Period” means each twelve (12) month period beginning on the Effective Date and thereafter on the annual anniversary of the Effective Date;
(f)	“Arbitration Notice” has the meaning ascribed thereto in Section 11.2(b);
(g)	“Arbitrator” has the meaning ascribed thereto in Section 11.2(c);
(h)	“associate” has the meaning ascribed thereto in the Securities Act (Alberta);
(i)	“Base Fee” has the meaning ascribed thereto in Section 3.1;
(j)	“Books and Records” has the meaning ascribed thereto in Section 9.6(a)(i);
(k)	“Business Day” means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in Calgary, Alberta or New York, New York and shall be a day on which the Toronto Stock Exchange, or such other exchange on which the shares of the respective Parties may be listed, is open for trading;
(l)	“cannabis” has the meaning given to such term in the Cannabis Act (Canada);
(m)	“Claims” has the meaning ascribed thereto in Section 7.1;
(n)	“Confidential Information” has the meaning ascribed thereto in Section 6.9;
(o)	“Conflict Matter” has the meaning ascribed thereto in Section 6.3(a)(iii);
(p)	“CPI” means the Consumer Price Index for Canada (all items; not seasonally adjusted) as published from time to time by Statistics Canada or any successor agency; or if such index ceases to be published, such similar substitute index as is mutually agreed to between the Manager and the Nova Independent Directors and shall initially mean the consumer price index published monthly in Statistics Canada Publication 62-001-X “The Consumer Price Index”;
(q)	“Dispute” has the meaning ascribed thereto in Section 11.1;
(r)	“EBITDA” means earnings before interest, taxes, depreciation and amortization;
(s)	“Effective Date” means the date of this Agreement;

(t)	“Emergency Powers” has the meaning ascribed thereto in Section 2.7;
(u)	“Experts” has the meaning ascribed thereto in Section 6.4(b);
(v)	“Force Majeure” means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and to the extent, notwithstanding the exercise of commercially reasonable efforts, that the Party claiming the Force Majeure is unable to prevent its occurrence or mitigate its effects, and which thus causes a delay, disruption or impedes the performance of any obligation (other than the obligation to pay money due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, acts of God, laws, rules, regulations, policies, orders, directives or restraints issued or imposed by any Governmental Authority, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any Governmental Authority; provided, however, that a Party's own lack of funds or other financial problems or difficulties shall not constitute “Force Majeure” in respect of such Party;
(w)	“Governmental Authority” means any (i) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing (including the Securities Commissions); or (iii) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the Toronto Stock Exchange), regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing and “Governmental Authorities” means more than one Governmental Authority;
(x)	“IFRS” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards and applied on a basis consistent with preceding years;
(y)	“Implementation Agreement” has the meaning ascribed thereto in the Recitals;
(z)	“Indemnified Party” has the meaning ascribed thereto in Section 7.3(a);
(aa)	“Indemnifying Party” has the meaning ascribed thereto in Section 7.3(a);
(bb)	“laws” means all federal, national, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, staff notices, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority or self-regulatory authority, and the term “applicable” with respect to such laws and in a context that refers to one or more Persons, means such laws as are binding upon or applicable to such Person or its assets, and “law” means any of the foregoing;

(cc)	“Manager Change of Control Transaction” means, other than as may be contemplated by the Implementation Agreement, one or a series of transactions or events resulting in a change of control of the Manager, which for these purposes will include the occurrence of any of the following, directly or indirectly: (a) the acquisition by any Person, or group of Persons acting jointly or in concert, of beneficial ownership or control over 50% or more of the outstanding voting securities of the Manager; (b) an arrangement, merger, amalgamation or other combination of the business or all or substantially all of the property of the Manager with or into any other Person; or (c) the lease, sale, transfer or other disposition of all or substantially all of the assets of the Manager on a consolidated basis to any other Person; provided that a Manager Change of Control Transaction shall not include a lease, sale, merger, arrangement, amalgamation, reorganization or similar transaction if (i) the previous holders of voting securities of the Manager immediately prior to such transaction(s) hold at least 50% of the voting control or direction in such merged, arranged, amalgamated, reorganized or other continuing entity (and, in the case of a lease, sale, transfer or other disposition of all or substantially all of the assets, in the entity which has acquired such assets) and more than 50% of the total number of outstanding shares of such entity, in each case, immediately following the completion of such transaction(s), and (ii) the previous holders of voting securities of the Manager immediately prior to such transaction(s) hold such voting securities, immediately following the applicable transaction(s), in substantially the same proportions (vis a vis each other) as were held immediately prior to the completion of such transaction(s);
(dd)	"Manager Cure Period" has the meaning ascribed thereto in Section 9.3(a);
(ee)	“Manager Event of Termination” means any of the events described in Section 9.3;
(ff)	“Manager Group” means the Manager and each Person that the Manager directly or indirectly controls, other than any member of the Nova Group;
(gg)	“Manager Indemnitees” has the meaning ascribed thereto in Section 7.1;
(hh)	“Manager Policies and Codes” has the meaning ascribed thereto in Section 6.10;
(ii)	“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Regulators, as amended or replaced from time to time;

(jj)	“Nova Change of Control Transaction” means, other than as may be contemplated by the Implementation Agreement, one or a series of transactions or events resulting in a change of control of Nova, which for these purposes will include the occurrence of any of the following, directly or indirectly: (a) the acquisition by any Person, or group of Persons acting jointly or in concert, other than SNDL or its affiliates, of beneficial ownership or control over 50% or more of the outstanding voting securities of Nova; (b) an arrangement, merger, amalgamation or other combination of the business or all or substantially all of the property of Nova with or into any other Person, other than SNDL or its affiliates; or (c) the lease, sale, transfer or other disposition of all or substantially all of the assets of Nova on a consolidated basis to any other Person other than SNDL or its affiliates; provided that a Nova Change of Control Transaction shall not include a lease, sale, merger, arrangement, amalgamation, reorganization or similar transaction if (i) the previous holders of voting securities of Nova immediately prior to such transaction(s) hold at least 50% of the voting control or direction in such merged, arranged, amalgamated, reorganized or other continuing entity (and, in the case of a lease, sale, transfer or other disposition of all or substantially all of the assets, in the entity which has acquired such assets) and more than 50% of the total number of outstanding shares of such entity, in each case, immediately following the completion of such transaction(s), and (ii) the previous holders of voting securities of Nova immediately prior to such transaction(s) hold such voting securities, immediately following the applicable transaction(s), in substantially the same proportions (vis a vis each other) as were held immediately prior to the completion of such transaction(s);
(kk)	“Nova Claims” has the meaning ascribed thereto in Section 7.2;
(ll)	“Nova Costs” means all costs and other amounts owing by SNDL or any member of the Nova Group to third parties that are: (i) related to (A) the upfront implementation of any good, platform or service (other than the Services), and/or (B) supplementary per-unit fees resulting from the utilization of any hardware, service or platform; (ii) directly attributable to the Nova Group’s business; and (iii) similar in nature to the costs paid by Nova as of the date hereof; provided that such Nova Costs shall not include any costs or other amounts incurred by SNDL for the purposes of performing any Service;
(mm)	“Nova Cure Period” has the meaning ascribed thereto in Section 9.1(a);
(nn)	“Nova Directors” means, at any time, those individuals who are the directors of Nova;
(oo)	“Nova Event of Termination” means any of the events described in Section 9.1;
(pp)	“Nova Expenses” has the meaning ascribed thereto in Section 3.3;
(qq)	“Nova Group” means Nova and each Person that Nova directly or indirectly controls from time to time;
(rr)	“Nova Indemnitees” has the meaning ascribed thereto in Section 7.2;
(ss)	“Nova Independent Director” means an independent director of Nova, where independence has the meaning ascribed to such term in NI 52-110;
(tt)	“Original Agreement” has the meaning ascribed thereto in the Recitals;

(uu)	“Parties” means, collectively, the Manager and Nova, and their respective successors and permitted assigns, and “Party” means either one of them;
(vv)	“Permitted Activities” has the meaning ascribed thereto in subsection 6.3(a)(ii);
(ww)	“Person” includes a natural person, a firm, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a Governmental Authority or any other entity, and the executors, administrators or other legal representatives of an individual in such capacity;
(xx)	“Personal Information” means information that:
(i)	is about an identifiable individual, including information that either the Manager or Nova can associate with, or relate back to, an identifiable individual; and
(ii)	is disclosed or transferred by the Manager, Nova or the Nova Group pursuant to this Agreement or is otherwise collected or compiled by the Manager in the performance of the Services;
(yy)	“Securities Commissions” means the applicable securities commission or similar regulatory authority in each of the provinces and territories of Canada;
(zz)	“Services” has the meaning ascribed thereto in Section 2.2;
(aaa)	“Service Providers” has the meaning ascribed thereto in Section 6.6;
(bbb)	“Shareholders” means the holders, from time to time, of Shares;
(ccc)	“Shares” means the common shares in the capital of Nova;
(ddd)	“Strategic Partnership Agreements” means, collectively: (i) the strategic partnership agreement dated as of the Effective Date between, inter alios, the Manager and Nova; (ii) the store level license agreement dated as of the Effective Date between certain members of the Nova Group and the SNDL Group in respect of the “Value Buds” banner; (iii) the store level license agreement dated as of the Effective Date between certain members of the Nova Group and the SNDL Group in respect of the “Spiritleaf” banner; and (iv) the store level license agreement dated as of the Effective Date between certain members of the Nova Group and the SNDL Group in respect of the “Superette” banner;
(eee)	“Subsidiary” means a Person that is controlled, directly or indirectly, by another Person; and
(fff)	“Term” has the meaning ascribed thereto in Section 8.1.
1.2	Interpretation

Unless the context otherwise requires, the following provisions will govern the interpretation of this Agreement:

(a)	References to this Agreement: the words “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, article and other references are to those contained in or attached to this Agreement, in each case unless otherwise specified;
(b)	Words Importing the Singular: the meanings given to terms defined in this Agreement apply to both the singular and plural forms of those terms, and terms importing a particular gender or neuter in this Agreement include both genders and neuter;
(c)	Derivative Meanings: where in this Agreement a term is defined, a derivative of that term shall have a corresponding meaning;
(d)	Interpretation Not Affected by Headings, Etc.: the division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(e)	Computation of Time: each reference to “days” in this Agreement means calendar days, unless the term “Business Days” is used. Each reference to a time of day in this Agreement means that time in Calgary, Alberta, unless otherwise specified. In computation of periods of time in this Agreement from a specified date to a later specified date, the word “from” means “from and excluding” and the words “to” and “until” each means “to and including”;
(f)	References to Statute: except as otherwise specified in this Agreement, each reference in this Agreement to a statute, requirement of applicable law or the consent of a Governmental Authority shall be deemed to refer to such statute, requirement of applicable law or the consent of a Governmental Authority as the same may be amended, supplemented or otherwise modified from time to time;
(g)	References to this Agreement: except as otherwise specified in this Agreement, each reference in this Agreement to any agreement (including a reference to this Agreement):
(i)	includes all schedules, exhibits, annexes or other attachments thereto; and
(ii)	refers to that agreement as it may be amended, supplemented or otherwise modified from time to time;
(h)	References to Parties: each reference in this Agreement to a Party shall be deemed to include that Party's successors and permitted assigns; and
(i)	Currency: Except as otherwise stated, all references in this Agreement to “Dollars” or “$” are to lawful money of Canada.

1.3	Date for any Action

In the event that any date on which any action is required to be taken hereunder by either of the Parties is not a Business Day that action shall be required to be taken on the next succeeding day which is a Business Day.

1.4	Governing Law and Attornment

This Agreement will be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and will be treated in all respects as an Alberta contract. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute related to or arising from this Agreement.

Article 2
MANAGER'S SERVICES AND POWERS

2.1	Appointment of Manager

Nova hereby appoints the Manager and the Manager hereby accepts the appointment to undertake on behalf of Nova, subject to and in accordance with the terms, conditions and limitations herein contained, all aspects of the management and general administration of the Nova Group as more particularly set forth in Section 2.2 below.

2.2	Management and Administrative Services

Subject to and in accordance with the requirements of all applicable laws and the terms, conditions and limitations herein contained (including those set forth in Section 2.5 hereof), the Manager shall, on a sole and exclusive basis during the Term, provide and perform, or procure from its affiliates, associates or third parties, Nova's head office support services as may be required or advisable, from time to time, in order to manage the business and affairs of the Nova Group similar to, and at a level provided, to members of the Nova Group as at the date hereof (collectively, the “Services”), including, the following services, if and as requested or required:

(a)	Information Technology – providing information technology systems, infrastructure, software, development, network, and support and making available all information technology equipment as may be reasonably necessary for Nova's operation of its retail stores and head office;
(b)	Reporting and Budgeting – preparing or causing to be prepared all accounting, tax and financial reports;
(c)	Treasury – providing all administration services related to treasury management, design and maintenance of internal controls, and reviewing and/or approving all go-forward financial budgets related to the business of the Nova Group;
(d)	Human Resources – providing all administration services related to human resources, payroll and occupational health and safety (which, for greater certainty, shall not include the authority to decide on the initiation or cessation of any employment relationship or any consulting engagement);

(e)	Retail Stores and Inventory – designing stores and managing construction, reviewing and refining inventory curations and pricing strategies;
(f)	Real Estate – performing all acts, duties and responsibilities in connection with real estate leasing and property management, for and on behalf of the Nova Group, of whatsoever nature or kind;
(g)	Security – managing security measures in relation to loss prevention and asset security;
(h)	Insurance – arranging for and managing all insurance programs as are required, including director and officer insurance;
(i)	Marketing, Communications and Merchandising Initiatives – providing marketing, social media, digital, website and related support, and reviewing and/or approving all merchandising management initiatives (including visual merchandising aids and displays);
(j)	Legal and Claims Services – managing the defense and prosecution of litigation and other legal services furnished by counsel and providing advice and recommendations with respect thereto;
(k)	Corporate Secretarial – preparing, planning and coordinating meetings of the Nova Directors and meetings of the directors or shareholders of Subsidiaries of Nova;
(l)	Shareholder Meetings – calling and holding all annual and/or special meetings of Shareholders in accordance with applicable laws and preparing, approving and arranging for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;
(m)	Continuous Disclosure – preparing and causing to be provided to Shareholders or other third parties on a timely basis all information to which Shareholders or such other third parties are entitled under applicable laws or contract, including quarterly and annual reports, notices, financial reports and tax information relating to Nova;
(n)	Administration – providing office space, equipment and personnel as may be reasonably necessary, including reception and mailroom personnel;
(o)	Logistics – management of vehicle fleet, and warehouse and supply chain logistics;
(p)	Banking – managing bank accounts of Nova and making other similar credit, deposit and banking arrangements, and managing the establishment of banking, financing or hedging arrangements;
(q)	Borrowing – arranging, on terms reasonably acceptable to Nova, for the borrowing of money upon the credit of the Nova Group and their respective assets;

(r)	Compliance with Laws – ensuring compliance by the Nova Group with all applicable laws, including without limitation, securities laws;
(s)	Investor Relations – providing investor relations services to Nova;
(t)	Mergers and Acquisitions – supporting the activities of Nova in connection with merger and acquisition transactions that may arise and related integration efforts;
(u)	Acquisition and Dispositions – supporting the activities of Nova in connection with acquiring or disposing of assets and property, for and on behalf of the Nova Group, of whatsoever nature or kind;
(v)	Equity Financing – supporting the activities of Nova in connection with any proposed equity financial transaction of the Nova Group;
(w)	Equity Plans – supporting the implementation and administration of any dividend reinvestment plans, share purchase plans and incentive and other compensation plans as may be determined by the Manager to be desirable for and in the best interests of Nova;
(x)	Professional Services – arranging such audit, legal, tax, accounting, insurance and other third party professional or non-professional services as are required;
(y)	Contract Administration – supporting the performance by the Nova Group of their obligations under all material contracts;
(z)	Environment, Health and Safety – providing environmental, health and safety services;
(aa)	Permits – obtaining and maintaining all permits, licenses, approvals and consents required for the conduct of business by the Nova Group; and
(bb)	General – generally providing all other services as may be necessary, or as requested by the Nova Group, for the management and administration of Nova and the Nova Group and which are not otherwise expressly delegated to the Manager under the terms of the foregoing subsections.

For the avoidance of doubt, the Parties acknowledge and agree that: (i) the nature of any Service that may be performed by the Manager for the Nova Group pursuant to this Agreement may differ from one jurisdiction to the next for the purposes of ensuring compliance by the Parties with all applicable laws and requirements thereunder for the Nova Group to retain sufficient control over its retail cannabis business (or any portion thereof); and (ii) the Nova Group shall be solely responsible for all Nova Costs.

Upon the request of the Manager, Nova shall notify such parties as requested by the Manager of the appointment of the Manager under this Agreement and shall execute all directions and other instruments as may be necessary to evidence, document or otherwise give effect to the Manager's authority under this Agreement.

2.3	Covenants of the Manager and Others

The Manager covenants and agrees that in the performance of the Services it shall:

(a)	perform all Services at all times in compliance with applicable laws;
(b)	observe and perform or cause to be observed and performed on behalf of the Nova Group, in every material respect, and to the extent applicable, the provisions of all agreements from time to time entered into by Nova or other members of the Nova Group in connection with the activities of the Nova Group;
(c)	ensure that all of its personnel providing the Services shall by subject to and comply with Nova's Confidentiality and Disclosure Policy and Insider Trading Policy, which shall be available on Nova's website; and
(d)	not commingle its own funds, or funds it holds for any Person other than the Nova Group, with any funds held by it on behalf of the Nova Group.
2.4	Power and Authority of Manager

Subject to and in accordance with the requirements of all applicable laws and the terms, conditions and limitations herein contained (including Section 2.5), the Manager is hereby granted by Nova power and authority during the Term to provide, for and on behalf of Nova, and the other members of the Nova Group, all of the Services and to take and do, for and on behalf of Nova and the other members of the Nova Group, in connection with the provision of all such Services, all such actions and all such things which the Manager deems appropriate, after consultation with Nova management reasonably appropriate for the decision to be made, in connection with the provision of such services, including (if and as permitted by applicable law) the right, power and authority to execute and deliver all contracts, leases, licenses documents, instruments and agreements, and to make all applications and filings with any Governmental Authorities, and to take such other actions as the Manager considers appropriate in connection with the business of Nova, and the other members of the Nova Group, in the name of and on behalf of Nova and the other members of the Nova Group. No Person shall be required to determine the authority of the Manager to give any undertaking or enter into any commitment on behalf of Nova or the other members of the Nova Group.

2.5	Restrictions on the Manager's Powers and Authorities

In the exercise of its powers and authority and in the performance of the Services and the other obligations, covenants and responsibilities hereunder, the Manager shall not:

(a)	charge or receive fees and expense reimbursement for the performance of the Services other than the fees and expense reimbursement as contemplated pursuant to Article 3 hereof, unless the prior written approval of а majority of the Nova Independent Directors is obtained; and
(b)	have the authority to enter into or commit to any transaction which, in accordance with applicable laws, or pursuant to the requirements of any other written agreement between the Manager and Nova or any of the other members of the Nova Group or the Manager Group, as applicable, requires the approval of (i) the Shareholders, or (ii) the Nova Independent Directors, without first obtaining such approval.

2.6	Execution of Documents

In carrying out the Services, the Manager may execute, for and on behalf of Nova or any of the other members of the Nova Group, any contract, lease, license, document, instrument or agreement which the Manager considers appropriate, in its sole discretion, acting reasonably. Any such instrument or document shall be executed in accordance with, or substantially in accordance with, the following:

(a)	[NAME OF THE APPLICABLE MEMBER OF THE NOVA GROUP] By its Manager, SNDL INC. Per: Authorized Signatory
(b)	in the case of any document required to be executed on behalf of Nova in connection with a prospectus, as follows:

NOVA CANNABIS INC.

Ву: SNDL INC., Manager of
NOVA CANNABIS INC.

and provide for such signatures as may be required by applicable laws.

2.7	Emergency Powers of Manager

Notwithstanding any limitation herein (other than the obligation of any Party to comply with applicable laws), the Manager shall have the authority during the Term to exercise emergency management powers in respect of any aspect of the Services (the “Emergency Powers”) in order to take such action as a prudent manager would normally take in the circumstances; provided that (i) the Manager reasonably believes that immediate action is necessary to safeguard life or property, or to preserve the Manager's and/or Nova's rights under insurance, as applicable, (ii) the Manager is unable, either due to events beyond its reasonable control or due to the circumstances in which the emergency has arisen, to obtain prior written approval from the Nova Directors to the exercise of such Emergency Powers, and (iii) upon the exercise of the Emergency Powers, the Manager shall, as soon as possible, notify the Nova Directors of the nature of the Emergency Powers exercised by it, the reasons for exercising the Emergency Powers and the cost incurred or to be incurred by it in the exercise of the Emergency Powers and to, as soon as possible, provide written confirmation of such notification.

2.8	Limitations on Power and Authority of the Manager

Notwithstanding expressly or implicitly stated herein or in the Strategic Partnership Agreements, in the performance of its obligations, covenants and responsibilities hereunder and thereunder, the Manager (and any other member of the Manager Group, as applicable) shall not have the power or authority to commit or approve the commission of any action or inaction which would result in violation of, or does not comply with, applicable laws.

2.9	Relationship to Strategic Partnership Agreements

The Manager acknowledges that the performance of certain obligations, covenants and responsibilities by Nova (and the Nova Group, as applicable) under this Agreement and the Strategic Partnership Agreements are dependent upon the provision, in a timely manner, of certain related and relevant Services to Nova (and the Nova Group, as applicable) pursuant to this Agreement. The Manager agrees that for so long as this Agreement remains in effect, notwithstanding anything to the contrary in the Strategic Partnership Agreements, nothing shall derogate or abrogate from the requirement of the Manager to provide such Services to Nova (and the Nova Group, as applicable) as contemplated under this Agreement and otherwise perform, in a timely manner, the obligations, covenants and responsibilities of the Manager (and the Manager Group, as applicable) under this Agreement and the Strategic Partnership Agreements. It is expressly acknowledged by the Manager, on its own behalf and on behalf of the Manager Group, that the Nova Group shall not be prejudiced and shall not be considered to be in breach of its obligations, covenants and responsibilities under this Agreement or any Strategic Partnership Agreement to the extent that any failure of Nova (or any member of the Nova Group, as applicable) to perform its obligations under this Agreement or under the Strategic Partnership Agreements is directly caused by a failure of the Manager to provide related and relevant Services pursuant to this Agreement that are requested by the Nova Group or are otherwise required to be performed in accordance with the terms hereof or a failure by the Manager (or any member of the Manager Group, as applicable) to perform any other relevant obligations thereof under the Strategic Partnership Agreements.

Article 3
FEES AND PAYMENT OF EXPENSES

3.1	Base Fee

In consideration for the performance by the Manager of the Services, Nova shall pay to the Manager a fee in the aggregate amount of $2,000,000 per Annual Period comprising the Term, subject to adjustment pursuant to Section 3.2 (such fee or any earned portion thereof shall be referred to herein as the “Base Fee”), which Base Fee shall be payable in immediately available funds in equal monthly instalments over the course of each Annual Period comprising the Term, and due within seven (7) Business Days of each month-end; provided that, for any Annual Period which is only partially completed during the Term (including any Annual Period shortened due to the expiration or other termination of this Agreement), the Base Fee for such partial Annual Period shall be pro-rated so as to equal the product obtained when the Base Fee for the applicable Annual Period is multiplied by the quotient obtained when the number of days during which this Agreement is in effect in the applicable Annual Period, is divided by 365 and further provided that the Base Fee will not be payable during the first three (3) Annual Periods starting from the Effective Date. The Base Fee is meant to cover the Manager's management, administrative, accounting, planning, and other head office costs associated with providing the Services. For greater certainty, the Base Fee is not applicable to fees, costs and expenses reimbursed as Nova Expenses pursuant to Section 3.3 hereof or material increases in services or resources required to perform the Services over and above those provided to members of the Nova Group at the date hereof.

3.2	Adjustment of the Base Fee
(a)	The Base Fee for any Annual Period comprising the Term, beginning with the Base Fee payable in respect of the fifth (5th) Annual Period comprising the Term, shall be adjusted annually in the first calendar month of such Annual Period (the “Adjustment Month”), with such adjusted Base Fee to be effective as of and from the first calendar day of such Annual Period. The adjusted Base Fee for any Annual Period that may be the subject of adjustment hereunder shall be calculated as follows:

adjusted Base Fee	=	(last applicable Base Fee) х CPI(N) CPI(О)

Where:

CPI(N)	-	CPI most recently reported immediately prior to Adjustment Month for the Annual Period in question; and
CPI(О)	-	The CPI reported as of the first calendar day of the fourth (4th) Annual Period comprising the Term.

(b)	At any time, and from time to time, and in any event no less than once every Annual Period comprising the Term, Nova hereby agrees to meet with the Manager to negotiate, in good faith, any appropriate adjustments to the Base Fee to reflect changing economic circumstances, regulatory requirements, and/or the additional or reduced, as the case may be, time, effort, and expenses in administering the asset base of the Nova Group. In the event that а new Base Fee is agreed to, the Parties shall make all other necessary ancillary amendments to this Agreement, including amendments to Sections 3.1 and 3.2(a) as required, provided that any such amendments must be approved as required herein; provided further that in no event shall the Base Fee decrease pursuant to this Section 3.2 below $2,000,000 per Annual Period comprising the Term.
(c)	Without limiting the foregoing, the Base Fee shall also increase or decrease in each Annual Period comprising the Term by an amount equal to 5% of the amount of any increase or decrease, respectively, to the total EBITDA of the Nova Group which results from the acquisition or divestiture of assets by the Nova Group; provided that in no event shall the Base Fee decrease pursuant to this Section 3.2 below $2,000,000 per Annual Period comprising the Term.
3.3	Expense Reimbursement

The Manager or its affiliates (where an affiliate is performing some of the Services to be provided hereunder) shall be paid by or on behalf of Nova, or its Subsidiaries, as applicable, as set forth in Section 3.5 below, an amount equal to all out-of-pocket and third party fees, costs (including salaries, wages and benefits associated with managing, maintaining, and operating the assets held by the operating Subsidiaries of Nova and related to management, planning, maintenance and operating activities), and expenses reasonably incurred by the Manager or its affiliates in carrying out the Manager's obligations and duties hereunder in connection with the provision and performance of the Services and the Manager's other duties and obligations provided hereunder (collectively, “Nova Expenses”). The reimbursement of Nova Expenses to the Manager or its affiliates is not intended to provide the Manager or its affiliates with any financial gain or loss and is not applicable to fees, costs and expenses captured by the Base Fee.

3.4	Fees to be Paid Directly by Nova

Nova will directly incur and be responsible for any costs associated with (a) insurance, to the extent such insurance is not already covered under the Manager's existing insurance policies, (b) compensation for Nova Independent Directors, (c) direct engagement of third party financial, accounting, tax, legal or other experts (d) third party audit and legal fees, and (e) all other costs associated with being an exchange-listed reporting issuer.

3.5	Invoicing and Payment

When payable pursuant to Sections 3.1 and 3.3, the Base Fee and Nova Expenses are payable on a monthly basis and the Manager, in the first three (3) Business Days of each month, shall be responsible to calculate the Base Fee and Nova Expenses as are payable for the immediately preceding month.

The Manager shall be responsible to invoice Nova, on a monthly basis as soon as is practicable following the end of a month, for the Base Fee and Nova Expenses for the immediately preceding month and each invoice shall set out the exact amount of the Base Fee and Nova Expenses payable for such immediately preceding month together with the related Canadian sales tax. Each invoice shall provide reasonably sufficient detail pertaining to the composition of the aggregate Nova Expenses set forth therein. The Manager shall provide such additional detail pertaining to the Nova Expenses as is reasonably requested by Nova and within the possession of the Manager. Invoices shall be paid by or on behalf of Nova within seven (7) days of invoicing/month-end.

Nova shall have the right, but not the obligation, to allocate such portion of the Base Fee and Nova Expenses to a Subsidiary to the extent that Services provided by the Manager hereunder are in respect the business and operations of such Subsidiary.

3.6	Payment of GST

Unless otherwise provided in this Agreement, all amounts expressed herein to be payable to the Manager pursuant to this Agreement are exclusive of any applicable Canadian sales tax required to be paid thereon pursuant to the Excise Tax Act (Canada) or otherwise and it is agreed that the Manager shall be paid by Nova, in addition to all amounts otherwise payable to the Manager hereunder, all amounts of GST collectible by the Manager with respect to all amounts otherwise payable to the Manager hereunder and such GST shall be included by the Manager in each invoice rendered by it; provided that interest will not accrue if the failure to pay is attributable to an action taken, or a failure to take an action, by the Manager.

3.7	Failure to Pay When Due

Any amount payable by Nova to the Manager hereunder and which is not remitted to the Manager when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment), at a rate per annum equal to the prime rate, as posted and charged by the Canadian Imperial Bank of Commerce, plus 5%, calculated and compounded monthly, from the date payment is due until the date payment is made.

Article 4
RECORDS

4.1	Books and Records

The Manager shall maintain proper books, records and documents in which complete, true and correct entries in conformity, in all material respects, with IFRS and all requirements of applicable laws will be made in respect of the performance of the Services. All such books and records shall be maintained, or made available for examination by Nova or authorized representatives of Nova, at the Manager's head office in the Province of Alberta or wherever else maintained.

4.2	Examination of Records

Upon reasonable prior notice by Nova to the Manager, the Manager shall make available to Nova and authorized representatives of Nova, for examination during normal business hours on a Business Day, all books, records and documents required to be maintained under Section 4.1. In addition, the Manager shall make available to Nova or authorized representatives of Nova such financial and operating data and other information in respect of the performance of the Services as may be in existence and as Nova or as the authorized representatives of Nova shall from time to time reasonably request.

Any examination of records at the Manager's head office or at any other location shall be conducted in a manner which will not unduly interfere with the conduct of the business of the Manager.

Article 5
OBLIGATIONS AND COVENANTS OF Nova

5.1	Obligations and Covenants of Nova

Nova shall:

(a)	grant access, or cause access to be granted, to the Manager, to all documentation and information necessary in order for the Manager to provide the Services and perform its obligations, covenants and responsibilities pursuant to the terms hereof; and
(b)	provide, or cause to be provided, all documentation and information as may be reasonably requested by the Manager, and promptly notify the Manager of any material facts or information of which Nova is aware, which is in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Manager pursuant to this Agreement, including any known pending or threatened claims, suits, actions, proceedings, or orders by or against any member of the Nova Group before any Governmental Authority.

Article 6
ACTIVITIES OF MANAGER

6.1	Standard of Care

The Manager shall discharge the duties conferred upon it hereunder with the same degree of diligence and care that a reasonably prudent manager of a business substantially similar to Nova's retail cannabis business, and having responsibilities of a similar nature to those hereunder, would exercise in comparable circumstances.

6.2	No Additional Duty

The Manager shall only be responsible for the Services and the other duties and obligations expressly provided for in this Agreement and no other obligation or duty (fiduciary or otherwise) in respect to the Manager shall be implied. No other standard of care, other than as set forth in Section 6.1 above, shall apply or be implied in relation to the performance of the Services or the other duties and obligations hereunder.

6.3	Other Activities and Conflict of Interest
(a)	The Parties acknowledge and agree that:
(i)	the Manager and its personnel shall devote as much time as is reasonably necessary for the proper discharge of the Services;
(ii)	subject to subsection 6.3(b) below, the Manager Group may be engaged in, or hereafter become engaged in, any business or activities whatsoever (collectively, the “Permitted Activities”), and such Permitted Activities may be in competition or conflict with the business carried on by, and/or the interests of, the Nova Group and, may include (A) the provision of services, to any Persons whomsoever which are the same as or similar to the Services, (В) engaging in the business of or pertaining to, and/or the direct and indirect ownership, management, operation, and lease of, assets and property in connection with the retail sale of cannabis (and all activities related thereto), (С) acquiring and otherwise dealing with investments and other direct or indirect rights in Persons involved in the business of or pertaining to the retail sale of cannabis, and (D) engaging in all activities ancillary or incidental to any of the foregoing; and Nova hereby expressly consents to the conduct of any and all such Permitted Activities by the Manager Group and agrees that, subject as hereinafter provided in this Section 6.3, nothing herein shall prevent any member of the Manager Group, or any of their respective officers, directors or employees from having business interests or from engaging in any business activities whatsoever even though such business interests or activities may be similar to or competitive with the interests or activities of any member of the Nova Group, or from rendering services to any other Person even though such Person may have investment or business interests similar to, or competitive with, those of a member of the Nova Group;
(iii)	in the event that the interests of the Manager Group come into conflict with those of the Nova Group with respect to any specific matter or transaction (a “Conflict Matter”), the Manager shall give written notice to Nova briefly setting forth particulars of such conflict, and the Nova Independent Directors shall be responsible to take all such actions and make all such decisions relating to such Conflict Matter as it pertains to Nova, and any determinations made by the Nova Independent Directors shall be the actions taken by Nova; and

(iv)	unless otherwise expressly agreed between any member of the Manager Group, on the one hand, and any member of the Nova Group, on the other hand, no member of the Manager Group shall be obligated to offer any business opportunities to any member of the Nova Group.
(b)	Notwithstanding the provisions of subsection 6.3(a) above, the Manager Group may not hereafter become engaged in any Permitted Activities if such activities, when objectively viewed (and acting reasonably) as at the time at which such activities are proposed to be engaged in, would constitute, or would be reasonably likely to give rise to, а material adverse change to the business or financial affairs of the Nova Group unless such activities have been declined by Nova and have been, or are reasonably likely to be, undertaken by third parties (which does not include a Person affiliated with the Manager); provided, however, that neither this subsection 6.3(b) nor any other provision herein contained shall prohibit or restrain, or be construed as prohibiting or restraining, any member of the Manager Group from continuing to carry-on, be engaged in, and develop any business or activity whatsoever where same is being carried on, engaged in or developed as at the Effective Date, irrespective of whether or not such business or activity may be viewed as materially adverse to the business or financial affairs of Nova.
6.4	Reliance

In carrying out the Services and its other duties hereunder, the Manager and its delegates shall be entitled to rely on:

(a)	statements of fact of other Persons (any of which may be Persons with whom the Manager is affiliated or associated) who are considered by the Manager to be knowledgeable of such facts; provided that the Manager has satisfied its standard of care set out in Section 6.1 in making the assessment as to whether such Persons are knowledgeable of such facts; and
(b)	statements from, the opinion or advice of, or information from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert selected by the Manager (herein, “Experts”), provided that the Manager has satisfied its standard of care set out in Section 6.1 in selecting such Expert to provide such statements, opinion, advice or information.

The Manager may, from time to time, employ such Experts as may be necessary for the proper discharge of the Services and the other duties of the Manager hereunder.

The Manager may rely, and shall be protected in acting, upon any instrument or other documents believed by it, acting reasonably, to be genuine and in force.

6.5	Delegation and Sub-Delegation

Subject to and in accordance with the terms and conditions herein contained (including Section 6.1), the Manager may delegate (by subcontract or otherwise) the performance of the Services to any Person, including other members of the Manager Group, without the prior written consent of Nova; provided that such delegation shall not relieve the Manager of the responsibility for performance of the Services or of its other duties, obligations or liabilities under this Agreement.

6.6	Liability of the Manager and Others

Notwithstanding anything contained herein, the Manager, the other members of the Manager Group and their affiliates and each of their respective directors, officers, employees and agents (collectively, the “Service Providers”), shall not, either directly or indirectly, be liable, answerable or accountable to Nova or any affiliates of Nova or any Shareholders, for:

(a)	any loss or damage resulting from, incidental to or relating to the performance or non-performance of the Services by any of the Service Providers (irrespective of whether such services have been provided before the Effective Date), including any exercise or refusal to exercise a discretion, any mistake or error of judgement, or any act or omission believed by a Service Provider to be within the scope of authority conferred by this Agreement;
(b)	any loss or damage resulting from, incidental to or relating to the performance or non-performance of the Services by any of the Service Providers (irrespective of whether such services have been provided before the Effective Date), where such loss or damage is attributable to acting in accordance with the instructions of Nova, provided that the Service Providers will bear, on a several basis, their proportionate share of liability in the event of joint or contributory liability with Nova;
(c)	any loss or damage resulting from, incidental to, or relating to any act or omission by any of the Service Providers (irrespective of whether such act or omission occurred prior to the Effective Date), provided that such act or omission is based upon the Service Provider's reliance on (i) statements of fact of other Persons (excluding Persons with whom the Manager is affiliated) who are considered by the Manager to be knowledgeable of such facts, provided that the Manager has satisfied its standard of care set out in Section 6.1 in making the assessment as to whether such Persons are knowledgeable of such facts; or (ii) the opinion or advice of or information obtained from any Expert; provided the Manager has satisfied its standard of care set out in Section 6.1 in selecting such Expert; and
(d)	any damage, injury or loss of an indirect or consequential nature, including loss of profits, suffered by Nova or its employees, agents, servants or those for whom each is in law responsible, or any Shareholder, or any of their respective affiliates, which is in any way connected with the business carried on by the Nova Group or the performance or non-performance of the Services or any other aspect of this Agreement (irrespective of whether such services have been provided before the Effective Date), howsoever and whensoever caused, and whether arising in contract, tort or otherwise, provided that the Service Providers will be liable, answerable and accountable to the Nova Group or any Shareholder where such loss or damage resulted from the fraud, wilful default or gross negligence of a Service Provider in performing the Services, in which case the benefit of this Section 6.6 shall not apply to that Service Provider.

Each of the Parties hereby acknowledges and agrees that the limits of liability provided for in this Section 6.6 shall not only be enforceable by the Manager but shall also be enforceable directly by each of the other Service Providers and, in this respect, it is agreed that the Manager is acting as agent and trustee for each of the other Service Providers as regards the limitations of liability conferred upon such Service Providers by this Section 6.6 (and the Manager shall hold and enforce same, to the extent necessary, for the benefit of such Service Providers).

6.7	Limitation of Liability

Notwithstanding any other provision of this Agreement, the maximum aggregate liability of the Service Providers to Nova and the Nova Indemnitees in connection with any matter relating to, or arising under, this Agreement, regardless of whether such liability is based on breach of contract, tort, strict liability, breach of warranties, failure of essential purpose, or otherwise, will not be greater than the Base Fee incurred by Nova in the most recent two-year period; provided, however, that the foregoing limitation of liability of the Service Providers will not apply where such loss or damage resulted from the fraud, wilful default or gross negligence of a Service Provider in performing the Services, in which case the benefit of this Section 6.7 shall not apply to that Service Provider.

6.8	Additional Information

The Parties acknowledge and agree that conducting the activities and providing the Services contemplated herein may have the incidental effect of providing the Service Providers with additional information (“Additional Information”) which may be utilized with respect to, or which may augment the value of, business interests and related assets in which the Manager or other members of the Manager Group have an interest and that the Service Providers shall not be liable to account to Nova or any Shareholder with respect to such activities or results; provided, however, that the Manager shall not, in making any use of Additional Information, do so in any manner that the Manager knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which Nova is a party or is bound.

6.9	Confidentiality

The Manager hereby agrees that, unless the written consent of Nova is obtained, the Manager will not at any time use, disclose, or make available, to any Person, any information (herein “Confidential Information”) concerning the business carried on by the Nova Group which is acquired in connection with the performance of the Services by the Manager, provided that notwithstanding the foregoing:

(a)	the Manager may make use of, reveal or disclose Confidential Information:
(i)	as may be expressly permitted by this Agreement, or necessary or advisable for the performance of the Services;

(ii)	where it is already in the public domain when disclosed to the Manager or becomes, after having been disclosed to the Manager, generally available to the public through publication or otherwise unless the publication or other disclosure was made directly or indirectly by the Manager in breach of this Agreement;
(iii)	as required in order to comply with applicable laws, the orders or directions of any Governmental Authority, the requirements of any stock exchange or the requirements of any other Governmental Authority having jurisdiction, including compliance with the disclosure obligations of the Manager;
(iv)	where it was made available to the Manager on a non-confidential basis from a third party source, or where such information can be demonstrated by the Manager to have come into its possession independently of anything done by the Manager under or pursuant to this Agreement;
(v)	to affiliates and associates of the Manager, and to the officers, directors, employees, agents, delegates hereunder, or other representatives (including consultants, financial institutions, and other advisors) of the Manager and its affiliates and associates, provided such Persons have agreed to maintain such Confidential Information in confidence on terms substantially similar to those in this Section 6.9; and
(vi)	as necessary in connection with any dispute resolution or any litigation commenced in respect of this Agreement.
(b)	the Parties agree that:
(i)	nothing in this Section 6.9 shall prevent the Manager from using Additional Information in respect of any other business interests or assets of the Manager or its affiliates or associates; provided that in connection with such use the Manager does not disclose such Additional Information to any other Person except in the circumstances set forth in subsection 6.9(a); and
(ii)	the obligations under this Section 6.9, with respect to any particular item of Additional Information, shall expire and be at an end on the first anniversary of the Manager's receipt of the particular item of Additional Information in question.
6.10	Policies and Codes

The Manager shall comply with Nova's applicable policies and codes made available by Nova to the Manager up to the Effective Date (collectively, the “Manager Policies and Codes”). The Manager shall also comply with new, additional or amended policies and codes as Nova may, from time to time, reasonably require the Manager to comply with by notice to the Manager after the Effective Date with a copy of the applicable policies and/or codes.

6.11	Protection of Personal Information

In providing the Services, the Manager shall at all comply with all privacy requirements required by applicable laws.

Article 7
INDEMNIFICATION

7.1	Indemnification of the Manager Group

The Manager, its affiliates and associates, and any Person who is serving or shall have served as a director, officer, employee or agent of the Manager or its affiliates and associates, and any of their respective heirs, legal representatives and successors of any of the foregoing (collectively, the “Manager Indemnitees”), shall be indemnified and saved harmless by Nova from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and legal fees on a solicitor-client basis, including reasonable disbursements) of whatsoever kind or nature (collectively “Claims”) incurred by, borne by, or asserted against any of the Manager Indemnitees and which in any way arise from or relate in any manner to this Agreement, or the performance or non-performance of the Services (irrespective of whether such Services have been provided before the Effective Date), unless such Claims arise from the fraud, wilful default or gross negligence of any of the Manager Indemnitees.

The foregoing right of indemnification shall not be exclusive of any other rights to which the Manager Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.2	Indemnification of the Nova Group

Subject to limitations on liability of the Manager contained in this Agreement, the Nova Group and any respective heirs, legal representatives, and successors of any of the Nova Group (the “Nova Indemnitees”), shall be indemnified and saved harmless by the Manager from and against all losses, claims, damages, liabilities, obligations, costs, and expenses (including judgments, fines, penalties, amounts paid in settlement (with the approval of the Manager, acting reasonably) and legal fees on a solicitor-client basis, including reasonable disbursements) of whatsoever kind or nature (collectively “Nova Claims”) incurred by, borne by, or asserted against any of the Nova Indemnitees and which arise from the fraud, wilful default or gross negligence of the Manager in the performance of the Services, unless such Nova Claims arise from the fraud, wilful default or gross negligence on the part of a Nova Indemnitee.

The foregoing right of indemnification shall not be exclusive of any other rights to which the Nova Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.3	Method of Asserting Claims
(a)	If a Party entitled to indemnification pursuant to the terms hereof (the “Indemnified Party”) intends to seek indemnification under this Article 7 from the other Party (the “Indemnifying Party”), the Indemnified Party shall give the Indemnifying Party notice of such claim for indemnification promptly following the receipt or determination by the Indemnified Party of actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify the Indemnifying Party (as set forth above) shall not relieve the Indemnifying Party of its indemnification obligations hereunder to the Indemnified Party, however the liability which the Indemnifying Party has to the Indemnified Party pursuant to the terms of this Article 7 (and for which the Indemnifying Party will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such claim, action, suit, proceeding or investigation or otherwise results in any increase in the liability which the Indemnifying Party has under its indemnity provided for herein.

(b)	The Indemnifying Party, at its sole cost and expense, shall have the right to assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party will not, without the Indemnified Party's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action, suit, proceeding or investigation in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of the Indemnified Party from all liabilities arising out of such claim, action, suit, proceeding or investigation. The Indemnified Party will give to the Indemnifying Party and its counsel reasonable access to all records and other documents relevant to such defence or settlement, and shall permit them to consult with the employees and counsel (if any) of the Indemnified Party.
(c)	Notwithstanding the foregoing:
(i)	if the defendants in any such claim, action, suit, proceeding or investigation include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party is advised by counsel that there are legal defences available to the Indemnified Party that are additional to those available to the Indemnifying Party and that in such circumstances representation by the same counsel would be inappropriate; or
(ii)	if the Indemnified Party shall have reasonably concluded that the Indemnifying Party is not taking or has not taken, all necessary steps to diligently defend such claim, action, suit, proceeding or investigation, the Indemnified Party has provided written notice of same to the Indemnifying Party, and the Indemnifying Party has not rectified the situation within a reasonable time;

then the Indemnified Party shall have the right to retain separate counsel, the reasonable costs of which shall be at the Indemnifying Party's expense, to represent the Indemnified Party and to otherwise participate in the defence of such claim, action, suit, proceeding or investigation on behalf of such Indemnified Party. Only one legal firm may be engaged at the expense of the Indemnifying Party.

(d)	Notwithstanding anything herein contained, an Indemnified Party shall have the right, at its sole cost and expense, to retain counsel to separately represent it in connection with the negotiation, settlement or defence of any claim, action, suit, proceeding or investigation brought by a third party; provided, that such counsel shall not, unless agreed to by the Indemnifying Party, assume control of the negotiation, settlement or defence.

(e)	Except to the extent expressly provided herein, no Indemnified Party shall settle any claim, action, suit, proceeding or investigation with respect to which it has sought or intends to seek indemnification pursuant to this Article 7 without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.
(f)	If the Indemnifying Party does not assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party, then the Indemnified Party shall have the right to do so on its own behalf and all such costs and expenses in so doing shall be added to the amount of the claim for indemnification hereunder by such Indemnified Party as against the Indemnifying Party.
7.4	Net Amount

In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Article 7, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's out-of-pocket losses (whether paid or payable), net of any such out-of-pocket losses recovered by the Indemnified Party from any other Person; provided that the foregoing shall not be construed so as to obligate an Indemnified Party to pursue or seek recovery of any of its out-of-pocket losses from any other Person whomsoever, including insurers.

7.5	Third Party Beneficiaries

Each of the Parties hereby acknowledges and agrees that the rights of indemnification provided for in this Article 7 shall not only be enforceable by the Parties hereto but shall be enforceable directly by each of the Manager Indemnitees and each of the Nova Indemnitees, and in this respect:

(a)	Nova appoints the Manager to act as agent and trustee for the Manager Indemnitees in respect of the covenants of indemnification by Nova given in favour of the Manager Indemnitees pursuant to Section 7.1, and the Manager accepts such appointment; and
(b)	the Manager appoints Nova to act as agent and trustee for the Nova Indemnitees in respect of the covenants of indemnification by the Manager given in favour of the Nova Indemnitees pursuant to Section 7.2, and Nova accepts such appointment.
7.6	Subrogation Rights

If an Indemnified Party has a right against a Person (other than as against one of the other parties to be indemnified by the Indemnifying Party) with respect to any damages or other amounts paid by the Indemnifying Party, then the Indemnifying Party shall, to the extent of such payment and to the extent permitted by applicable law, be subrogated to the rights of such Indemnified Party as against such Person. Notwithstanding the foregoing, no Indemnifying Party shall be subrogated to any insurance rights of any Indemnified Party.

Article 8
TERM

8.1	Term

This Agreement shall be effective as of the Effective Date and shall continue in full force and effect until the effective date of termination of this Agreement (the “Term”), which may be effected by the mutual written agreement of the Parties or in the circumstances described in Article 9.

8.2	Survival

Notwithstanding any expiration or termination of this Agreement, any obligation or liability of the Parties which arises pursuant to the terms hereof and which occurred or is attributable to the period prior to the expiration or termination of this Agreement shall survive such expiration or termination, including, (а) all payment obligations of Nova in respect of amounts accrued to and in favour of the Manager hereunder, and (b) all indemnification obligations under Article 7 pertaining to any Claims or Nova Claims (as the case may be) provided that the subject matter of such claims relate to or arise out of events, conditions or circumstances which occurred or are attributable to the period prior to the expiration or termination (as the case may be) of this Agreement.

Article 9
TERMINATION

9.1	Events of Termination by the Manager

Nova shall be in default under this Agreement upon the occurrence of any of the following events, each of which shall be deemed to be an event of termination with respect to Nova for the purposes of this Agreement (each, a “Nova Event of Termination”):

(a)	in the event that Nova breaches or fails to observe or perform any of its material obligations, covenants or responsibilities under this Agreement, within sixty (60) days after notice from the Manager specifying the nature of such breach or failure for the purposes of this Section 9.1 (the “Nova Cure Period”), Nova fails to cure such breach or failure if such breach or failure is reasonably remediable within the Nova Cure Period, or if such breach or failure is not reasonably remediable within the Nova Cure Period, Nova fails to commence to take, within the Nova Cure Period, steps to remedy such default and to thereafter proceed diligently and as expeditiously as reasonably possible to cure or remedy such breach or failure;
(b)	in the event that Nova shall: (i) institute proceedings to be adjudicated а voluntary bankrupt or consent to the filing of a bankruptcy proceeding against it; (ii) file a petition or answer or consent, or take other proceedings, seeking reorganization, re-adjustment, arrangement, composition, or similar relief under any applicable law available for the protection of bankrupt or insolvent debtors; (iii) consent to the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy of Nova; (iv) be voluntarily liquidated or wound up; or (v) otherwise take any action that acknowledges its insolvency;
(c)	in the event that Nova is subject to: (i) proceedings for the appointment of а receiver, receiver/manager or trustee in respect of its assets; or (ii) proceedings for the dissolution, liquidation or winding-up of Nova, and such proceedings are not being contested in good faith by appropriate proceedings or, if so contested remain outstanding, undismissed and unstayed for more than thirty (30) days from the institution of such proceeding; and

(d)	the completion of a Nova Change of Control Transaction where (i) such Nova Change of Control Transaction is completed with an acquiror who is not reasonably capable of performing the obligations of the Nova Group under this Agreement, or (ii) the completion of such Nova Change of Control Transaction would cause the business of the Nova Group not to be operated in the Ordinary Course.
9.2	Remedies of the Manager

Upon the occurrence of a Nova Event of Termination, and without recourse to legal process and without limiting any other rights or remedies which the Manager may have at law or otherwise, the Manager may immediately terminate this Agreement by prior written notice of such termination delivered to Nova.

9.3	Events of Termination by Nova

The Manager shall be in default under this Agreement upon the occurrence of any of the following events, each of which shall be deemed to be an event of termination with respect to the Manager for the purposes of this Agreement (each, a “Manager Event of Termination”):

(a)	in the event that in the event that the Manager (or any other member of the Manager Group, as applicable), breaches or fails to observe or perform any of the Manager's material obligations, covenants or responsibilities under this Agreement, and within ninety (90) days after notice from Nova specifying the nature of such breach or failure for the purposes of this Section 9.3 (the “Manager Cure Period”), the Manager Group fails to cure such breach or failure if such breach or failure is reasonably remediable within the Manager Cure Period, or if such breach or failure is not reasonably remediable within the Manager Cure Period, the Manager Group fails to commence to take, within the Manager Cure Period, steps to remedy such default and to thereafter proceed diligently and as expeditiously as reasonably possible to cure or remedy such breach or failure;
(b)	in the event that the Manager shall: (i) institute proceedings to be adjudicated a voluntary bankrupt or consent to the filing of a bankruptcy proceeding against it; (ii) file a petition or answer or consent, or take other proceedings, seeking reorganization, re-adjustment, arrangement, composition or similar relief under any applicable law available for the protection of bankrupt or insolvent debtors; (iii) consent to the appointment of а receiver, liquidator, trustee or assignee in bankruptcy of the Manager; (iv) be voluntarily liquidated or wound up; or (v) otherwise take any action that acknowledges its insolvency;
(c)	in the event that the Manager is subject to: (i) proceedings for the appointment of а receiver, receiver/manager or trustee in respect of its assets; or (ii) proceedings for the dissolution, liquidation or winding-up of the Manager, and such proceedings are not being contested in good faith by appropriate proceedings or, if so contested remain outstanding, undismissed and unstayed for more than thirty (30) days from the institution of such proceeding; and

(d)	the completion of a Manager Change of Control Transaction where the relevant acquiror in such Manager Change of Control Transaction is not reasonably capable of performing the obligations of the Manager under this Agreement.
9.4	Remedies of Nova

Upon the occurrence of a Manager Event of Termination, and without recourse to legal process and without limiting any other rights or remedies which Nova may have at law or otherwise, Nova may immediately terminate this Agreement by prior written notice of such termination delivered to the Manager.

9.5	Dispute as to the Occurrence of an Event of Termination

Should a Party dispute in good faith that a Nova Event of Termination or a Manager Event of Termination, as the case may be, has occurred under this Article 9, such dispute shall be submitted to arbitration by the disputing Party (in accordance with the provisions of Article 11 hereof) no later than ten (10) Business Days following the occurrence of such alleged event of termination (provided, for greater certainty, that the aforesaid ten (10) Business Day period shall not commence to run until after written notice has been received alleging such occurrence to constitute an event of termination and any Nova Cure Period or Manager Cure Period, as applicable, in respect of such alleged event of termination has elapsed).

9.6	Post-Termination Arrangements

In the event of a termination of this Agreement:

(a)	The Manager shall deliver to such successor manager of Nova as has then been appointed or, failing such appointment to Nova, the following:
(i)	all books, records, accounts, documents and manuals which the Manager has developed and maintained in connection with the performance of its obligations and duties associated with the provision of Services (the “Books and Records”); and
(ii)	all money and other financial instruments which the Manager is then holding for and on behalf of Nova.
(b)	The Manager shall be paid for all fees and reimbursed for all Nova Expenses accrued or incurred hereunder, as accrued or incurred (as applicable) on or prior to the date of termination, and the Parties shall take all steps as may be reasonably required to complete any final accounting between them in respect to any fees and Nova Expenses payable or reimbursable hereunder and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

(c)	Notwithstanding subsection 9.6(a)(i) above, the Manager, prior to delivery of the Books and Records to the successor manager to Nova or Nova, shall be entitled to retain copies of any of the Books and Records as are reasonably necessary for satisfying internal legal, compliance, corporate governance or regulatory purposes, preparing tax returns, conducting on-going or contemplated negotiations with tax authorities, fulfilling any then present or contemplated obligations to any applicable Governmental Authority, and investigating, defending, litigating or prosecuting any on-going, pending, threatened, or potential claims by or against the Manager or its affiliates. For a period of seven (7) years from the date of delivery of the Books and Records, Nova shall (or shall ensure that the successor manager to Nova shall) retain all Books and Records so transferred to it by the Manager. So long as any such Books and Records are so retained pursuant to this Agreement, without undue interference to the business operations of Nova, the Manager shall have the right to inspect and to make copies of such Books and Records at any time upon reasonable request during normal business hours and upon reasonable notice for the purpose of preparing tax returns, conducting negotiations with tax authorities, fulfilling any obligation to any applicable Governmental Authority, and investigating, defending, litigating or prosecuting any on-going, pending, threatened or potential claims by or against the Manager or its affiliates.

Article 10
FORCE MAJEURE

10.1	Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the provision and performance of the Services affected by such event of Force Majeure, to the extent that such Services cannot be reasonably provided as a result of such event of Force Majeure, shall be suspended, and a Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that:

(a)	the occurrence of an event of Force Majeure affecting Nova but not affecting the provision and performance of the Services by the Manager, shall not relieve Nova of its obligations to make those payments which Nova is obligated hereunder to make; and
(b)	upon the occurrence of an event of Force Majeure affecting the Manager, and during the continuance thereof (i) Nova shall continue to be obligated to make payment of all fees earned or accrued to the Manager hereunder for the fiscal quarter in respect of which the event of Force Majeure occurred as well as for the two months immediately following the month in which the event of Force Majeure occurred, and (ii) the Manager shall continue to be entitled to receive payment of all Nova Expenses, whether incurred before or after the event of Force Majeure;

The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. Immediately upon resumption of the performance of the services hereunder, the Manager shall once again receive full payment of all fees, commencing from the date of resumption (in the event such payment was suspended pursuant to this Section 10.1(b)), to which the Manager is entitled by the terms hereof.

10.2	Notice

The Party seeking to invoke the benefit of Section 10.1 shall (a) give the other Party prompt written notice of the particulars of the event of Force Majeure and, if reasonably ascertainable, its expected duration, and (b) use its commercially reasonable efforts to remedy its inability to perform.

Article 11
RESOLUTION OF DISPUTES AND ARBITRATION

11.1	Dispute

Where so provided in Section 9.5 hereof, and in any other instance where agreed to in writing by the Parties, a dispute or disagreement of any kind or nature between the Parties arising out of or in connection with this Agreement (a “Dispute”) will be resolved in accordance with this Article 11 to the extent permitted by law.

11.2	Arbitration
(a)	Any Dispute required to be submitted to arbitration hereunder or which the Parties agree in writing to submit to arbitration hereunder, shall be presided over by one arbitrator pursuant to the procedure set forth in this Section 11.2 and pursuant to the provisions of the Arbitration Act (Alberta). If the provisions of this Section 11.2 are inconsistent with the provisions of the Arbitration Act (Alberta) and to the extent of such inconsistency, the provisions of this Section 11.2 shall prevail.
(b)	Any Party may commence a proceeding for arbitration of a Dispute by making a demand for arbitration of a Dispute by sending a notice (the “Arbitration Notice”) in writing to the other Party setting forth the nature of the Dispute, the amount involved and the name of the arbitrator the initiating Party proposes to be appointed.
(c)	Within thirty (30) days after deemed receipt (in accordance with Section 12.3) of the Arbitration Notice by the Party to whom it is sent, the Parties shall agree on the designation of an arbitrator; should the Parties fail to do so, an arbitrator shall be appointed by a judge of the Court of King's Bench for the Province of Alberta, upon motion by any Party (the “Arbitrator”). The Parties agree to exercise their commercially reasonable efforts to select, or have selected, an arbitrator who has, objectively viewed, a reasonable level of expertise and experience related to the relevant matters in dispute so as to be competent to resolve the matter appropriately.
(d)	Arbitration hearings shall be held in Calgary, Alberta and shall commence no later than fifteen (15) days after the appointment of the Arbitrator in accordance with subsection 11.2(c). The decision of the Arbitrator shall be final, without appeal, and binding upon the Parties.
(e)	Each Party shall bear the costs and expenses of lawyers, consultants, advisors, witnesses, and employees retained by it in any arbitration. The expenses of the Arbitrator shall be paid equally by the Parties unless the Arbitrator provides otherwise in its award.
11.3	Continued Performance

Notwithstanding Article 9, during the conduct of Dispute resolution procedures pursuant to this Article 11, the Parties shall continue to perform their respective obligations under this Agreement and none of the Parties shall exercise any other remedies to resolve such Dispute.

Article 12
MISCELLANEOUS

12.1	Amendment and Restatement; Assignment to the Manager

This Agreement amends, restates in full and supersedes the Original Agreement with effect as of the date hereof, and it is hereby confirmed by the Parties hereto that all prior actions of the Parties made pursuant to the Original Agreement are effective as if made under this Agreement on the date made. To the extent required for the purposes of the amendment and restatement of the Original Agreement contemplated hereby, upon the execution of this Agreement, Alcanna assigns to the Manager, and the Manager assumes from Alcanna, all rights, titles, benefits liabilities, obligations and responsibilities of Alcanna under the Original Agreement (as amended) and Nova irrevocably consents to such assignment.

12.2	No Control, Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be controlled by one another or partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Manager shall perform the Services as an independent contractor (with its duties and obligations as expressly provided herein) for and on behalf of Nova (or another member of the Nova Group, as applicable), and it is acknowledged and agreed that only where the Manager undertakes execution of contracts or other instruments for and on behalf of Nova (or another member of the Nova Group, as applicable), if and as permitted by applicable law, may the Manager then be acting as an agent of Nova (or another member of the Nova Group, as applicable). In no circumstances shall the Manager be, or be deemed to be, a fiduciary or trustee for any Person, whether or not a Party, in connection with the discharge by the Manager of such Services.

12.3	Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or email transmittal during normal business hours on any Business Day to the address for the Manager or Nova, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by email transmittal, be conclusively deemed to have been given or made and received on the day of delivery or email transmittal (as the case may be) if such delivery or email transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

to the Manager:

SNDL Inc.
919 - 11 Avenue SW, Suite 200

Calgary, AB T2R 1P3

Attention:	Zachary George
Email:	[*]

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP

Suite 5300

TD Bank Tower

Box 48, 66 Wellington Street West

Toronto, Ontario

M5K 1E6

Attention:	Ranjeev Dhillon and Rami Chalabi
Email:	rdhillon@mccarthy.ca; rchalabi@mccarthy.ca

(a)	to Nova: Nova Cannabis Inc. 101, 17220 Stony Plain Road NW Edmonton, Alberta T5S 1K6

Attention:	Marcie Kiziak
Email:	[*]

12.4	Assignment

Nova shall not sell or assign its interest in this Agreement to a third party without the prior written consent of the Manager, which consent shall not be unreasonably withheld, conditioned or delayed. The Manager shall not sell or assign its interest in this Agreement to a third party without the prior written consent of а majority of the Nova Independent Directors, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the Manager may, without the consent of the Nova Independent Directors, assign or sell its interest in this Agreement to an affiliate. Any attempted transfer, assignment or alienation in violation of this Section 12.4 shall be invalid and ineffective ab initio. For greater certainty, all rights of the Manager under this Agreement are not personal to the Manager and may be assigned in accordance with the provisions of this Section 12.4.

Upon any such assignment by Nova or the Manager in accordance with the terms hereof, Nova, the Manager, and the assignee shall execute and deliver such documents as are acceptable to the signatories thereof. Notwithstanding the foregoing, in the event of any assignment or sale by the Manager of its interest hereunder (except in the case of an assignment or sale to an affiliate of the Manager, unless otherwise agreed to by the Nova Independent Directors), the Parties agree that the Manager shall be released from its duties and obligations hereunder from and after the date of such assignment or sale.

12.5	Non-Merger

Each Party hereby agrees that, except as specifically provided for herein, all provisions of this Agreement, shall survive the execution and delivery of this Agreement and any and all documents delivered in connection herewith.

12.6	Entire Agreement

This Agreement:

(a)	constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof; and
(b)	shall be binding on and enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement may not be amended or modified in any respect except by written instrument executed by the Parties.

12.7	Remedies

Except as otherwise provided herein, the Parties agree that each other shall be entitled to equitable relief (without the need to post security), including injunction and specific performance, in the event of any breach or anticipatory breach by a Party of the provisions of this Agreement, in addition to any other remedies available to a Party at law or in equity, and the Parties acknowledge and agree that an award of damages may not be an effective or adequate remedy in the event of a breach by a Party of this Agreement.

12.8	Additional Rights

Except as otherwise provided herein, each Party's rights under this Agreement are in addition to and not in substitution for any other rights of that Party at law, in equity or otherwise.

12.9	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

12.10	Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct, so long as the economic or legal substance of the Agreement is not affected in any manner materially adverse to either Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Agreement be consummated as originally contemplated to the fullest extent possible.

12.11	Further Assurances

Each of the Parties, upon the request of the other Party, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable in connection with this Agreement.

12.12	Time

The Parties agree that time is of the essence in this Agreement.

12.13	Counterpart Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on electronic delivery of an executed copy of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

SNDL INC.		NOVA CANNABIS INC.

Per:		Per:
	Name: Title:		Name: Title:
Per:		Per:
	Name: Title:		Name: Title:

Acknowledged and agreed to as of the day and year first written above solely for the purposes of Section 12.1.

ALCANNA INC.

Per:
Name: Title:
Per:
Name: Title:

[Signature Page to Amended and Restated Management and Administrative Services Agreement]

APPENDIX C

(See attached.)

SNDL INC.

- and -

NOVA CANNABIS INC.

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

[●], 2023

Page

Article 1 INTERPRETATION	1

1.1 Definitions	1
1.2 Interpretation	5
1.3 Date for any Action	6
1.4 Governing Law and Attornment	7

Article 2 NOMINATION RIGHTS	7

2.1 Nomination Rights to Board	7
2.2 Nomination Procedures	8
2.3 Board Observer	8
2.4 Composition of the Board at the Effective Date	9
2.5 Insurance	9
2.6 Compensation of the SNDL Nominees	9
2.7 Executive Appointment	10

Article 3 Covenants	10

3.1 Certain Sales of Subject Securities	10
3.2 Notification of Purchases	10

Article 4 ANTI-DILUTION RIGHT	10

4.1 Anti-Dilution Right	10
4.2 Exercise of Anti-Dilution Right	11
4.3 Exceptions to Anti-Dilution Right	11
4.4 Termination of Anti-Dilution Right	12

Article 5 Top-Up Rights	12

5.1 Top-Up Right	12
5.2 Exercise of Top-Up Right	13
5.3 Approvals	13
5.4 Top-Up Right Procedure	13
5.5 Determining Equity Ownership Percentage	14

Article 6 DEMAND AND PIGGY-BACK REGISTRATION RIGHTS	14

6.1 Demand Registration	14
6.2 Piggy-Back Registration	15
6.3 SNDL Change of Control Transaction	15
6.4 Exceptions to Demand Registration and Piggy-Back Registration	15
6.5 Expenses	17
6.6 Underwriting in Demand Registration	17
6.7 Underwriting in Piggy-Back Registration	17
6.8 Limitations on Representations and Warranties and on Liability	18
6.9 Underwriter’s Cutback	18
6.10 Allocation of Underwriter’s Cutback	18
6.11 Holdback Agreements	19
6.12 Obligations of the Corporation on a Demand Registration	19
6.13 Furnish Information	20
6.14 Termination of Rights	20

i

Article 7 REPRESENTATIONS AND WARRANTIES OF THE CORPORATION	21

7.1 Organization, Power and Authority	21
7.2 Enforceable Agreement	21
7.3 No Consents Required	21
7.4 No Conflict	21
7.5 Disclaimer of Warranties	22

Article 8 REPRESENTATIONS AND WARRANTIES OF SNDL	22

8.1 Corporate Status	22
8.2 Enforceable Agreement	22
8.3 No Consents Required	22
8.4 No Conflict	22
8.5 Disclaimer of Warranties	22

Article 9 NON-SOLICITATION	23

9.1 SNDL Non-Solicitation Covenant	23
9.2 Corporation Non-Solicitation Covenant	23

Article 10 INDEMNIFICATION AND GUARANTEE	23

10.1 Indemnification by the Corporation on Demand Registrations and Piggy-Back Registrations	23
10.2 Indemnification by SNDL on Demand Registrations and Piggy-Back Registrations	24
10.3 Contribution	25
10.4 Survival	25
10.5 Indemnification by the Corporation with Respect to Representations, Warranties and Covenants	26
10.6 Indemnification by SNDL with Respect to Representations, Warranties and Covenants	26
10.7 Remedies and Specific Performance	26
10.8 Indemnification Procedures	26

ii

Article 11 MISCELLANEOUS	28

11.1 Notice	28
11.2 Entire Agreement	29
11.3 Amendment and Restatement; Assignment to SNDL	29
11.4 Termination	29
11.5 Remedies	29
11.6 Additional Rights	30
11.7 Waiver	30
11.8 Assignment	30
11.9 Severability	30
11.10 Further Assurances	30
11.11 Time	31
11.12 Counterpart Execution	31

iii

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT is made effective the [●] day of [●], 2023 between:

SNDL INC., a corporation incorporated under the laws of Alberta;

(“SNDL”)

- and -

NOVA CANNABIS INC., a corporation incorporated under the laws of Alberta;

(the “Corporation”)

WHEREAS:

A.	Pursuant to the terms of an arrangement agreement dated October 7, 2021, as amended by the amending agreement dated January 6, 2022, SNDL Inc. acquired all of the issued and outstanding shares of Alcanna.
B.	SNDL, through its wholly-owned subsidiary, Alcanna, beneficially owns and controls [●] Common Shares as at the date hereof.
C.	On March 21, 2021, Nova and Alcanna entered into an investor rights agreement (the “Original Agreement”).
D.	On December 20, 2022, SNDL and Nova entered into an implementation agreement (the “Implementation Agreement”)
E.	The Implementation Agreement contemplates, among other things, that SNDL and Nova amend and restate the Original Agreement and enter into this Agreement to provide SNDL with certain rights with respect to its ownership interest in Nova.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	“affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person but, in respect of affiliates of SNDL, does not include the Corporation. For the purposes of this definition and the definition of “subsidiary”, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Agreement” means this Investor Rights Agreement (and not any particular article or Section of this Investor Rights Agreement);
(c)	“Alcanna” means Alcanna Inc., a corporation existing under the laws of Canada.
(d)	“Anti-Dilution Right” has the meaning ascribed thereto in Subsection 4.1(a);
(e)	“Anti-Dilution Right Notice Period” has the meaning ascribed thereto in Subsection 4.2(a);
(f)	“applicable laws” means all federal, national, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, staff notices, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority or self-regulatory authority, and the term “applicable” with respect to such laws and in a context that refers to one or more Persons, means such laws as are binding upon or applicable to such person or its assets;
(g)	“Asserted Liability” has the meaning ascribed thereto in Subsection 10.8(a);
(h)	“Board” means the board of directors of the Corporation;
(i)	“Board Observer” has the meaning ascribed thereto in Subsection 2.3(a);
(j)	“Business” means the business carried on by the Corporation and its subsidiaries as described in the public filings of the Corporation filed on SEDAR;
(k)	“Business Day” means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in Calgary, Alberta or New York, New York and shall be a day on which both the TSX and the Nasdaq Stock Markets are open for trading;
(l)	“Claim Notice” has the meaning ascribed thereto in Subsection 10.8(a);
(m)	“Common Shares” means the common shares in the capital of the Corporation;
(n)	“Confirmation” has the meaning ascribed thereto in subparagraph 10.2(c)(ii)(B);
(o)	“Consideration Shares” has the meaning ascribed thereto in Recital A;
(p)	“Convertible Securities” means any securities convertible or exercisable into or exchangeable for Voting Securities;
(q)	“Corporation” has the meaning ascribed thereto in the Preamble;

(r)	“Corporation Indemnified Parties” has the meaning ascribed thereto in Section 10.6;
(s)	“Demand Registration” has the meaning ascribed thereto in Section 6.1;
(t)	“Effective Date” means the date hereof;
(u)	“Equity Incentive Plan” means any plan of the Corporation in effect from time to time pursuant to which Common Shares may be issued, or options or other securities convertible or exercisable into or exchangeable for Common Shares may be granted, to directors, officers, employees, and/or consultants, of the Corporation and/or its subsidiaries;
(v)	“Exercise Notice” has the meaning ascribed thereto in Subsection 4.2(a);
(w)	“Equity Ownership Percentage” means the percentage equal to the quotient obtained when (i) the aggregate number of issued and outstanding Common Shares beneficially owned by the SNDL Group, or over which the SNDL Group exercises control or direction (including, for the purposes of this calculation, any Common Shares issuable upon conversion, exchange or exercise of any Convertible Securities owned by the SNDL Group or over which the SNDL Group exercises control or direction), is divided by (ii) the aggregate number of issued and outstanding Common Shares (including, for the purposes of this calculation, any Common Shares issuable upon conversion, exchange or exercise of any other Convertible Securities owned by the SNDL Group or over which the SNDL Group exercises control or direction), in each case, unless otherwise stated herein, as at the time of calculation and, for avoidance of doubt, on a non diluted basis.
(x)	“Governmental Authority” means any (i) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing (including the Securities Commissions); or (iii) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the TSX), regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing and “Governmental Authorities” means more than one Governmental Authority;
(y)	“Holder” means, collectively, as applicable, Alcanna or any other member of the SNDL Group who subsequently acquires Subject Securities;
(z)	“Implementation Agreement” has the meaning ascribed thereto in the Recitals;
(aa)	“Incentive Securities” means incentive or compensation securities granted to directors, officers, employees or consultants of the Corporation or its subsidiaries in accordance with the terms of the Corporation’s Equity Incentive Plan;
(bb)	“Indemnification Notice Period” has the meaning ascribed thereto in Subsection 10.8(a);

(cc)	“Indemnified Party” has the meaning ascribed thereto in Subsection 10.8(a);
(dd)	“Indemnifying Party” has the meaning ascribed thereto in Subsection 10.8(a);
(ee)	“Initial Nominees” has the meaning ascribed thereto in Section 2.3;
(ff)	“Issue” has the meaning ascribed thereto in Subsection 4.1(a);
(gg)	“Issue Notice” has the meaning ascribed thereto in Subsection 4.1(b);
(hh)	“Losses” has the meaning ascribed thereto in Subsection 10.1(a);
(ii)	“Original Agreement” has the meaning ascribed thereto in the Recitals;
(jj)	“Parties” means the Corporation and SNDL; and “Party” means the applicable one of them;
(kk)	“Person” includes a natural person, a firm, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a Governmental Authority or any other entity, and the executors, administrators or other legal representatives of an individual in such capacity;
(ll)	“Piggy-Back Registration” has the meaning ascribed thereto in Section 6.2;
(mm)	“Receipt Date” has the meaning ascribed thereto in Section 6.1;
(nn)	“Restricted Period” means the period beginning on the date hereof and terminating on the date that is 24 months from the date hereof;
(oo)	“Securities” includes Voting Securities and Convertible Securities;
(pp)	“Securities Commissions” means the applicable securities commission or similar regulatory authority in each of the provinces and territories of Canada;
(qq)	“Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations and rules made thereunder, together with all applicable policy statements, instruments, notices, blanket orders and rulings of the Canadian Securities Administrators and the Securities Commissions;
(rr)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;
(ss)	“Shareholder Meeting” has the meaning ascribed thereto in Subsection 2.1(a)(ii);
(tt)	“SNDL” means SNDL Inc.;
(uu)	“SNDL Change of Control Transaction” has the meaning ascribed thereto in Section 6.3;
(vv)	“SNDL Group” means collectively, SNDL and its affiliates;
(ww)	“SNDL Indemnified Parties” has the meaning ascribed thereto in Section 10.5;

(xx)	“SNDL Nominees” means the members of the Board who are nominated by SNDL pursuant to Subsection 2.1(a).
(yy)	“Strategic Partnership Agreement” means the strategic partnership agreement dated as of the Effective Date between SNDL and the Corporation;
(zz)	"Subject Securities" means the Consideration Shares and such additional Securities as may be acquired by SNDL or another member of the SNDL Group from time to time;
(aaa)	“Subsidiary” means, with respect to any Person, any other Person which is controlled, directly or indirectly, by that Person;
(bbb)	"Transfer" means any direct or indirect sale, exchange, transfer, assignment, gift, pledge, encumbrance, hypothecation, alienation, grant of a security interest or other transaction, by which the legal or beneficial ownership of, or any Subject Securities or other interest in, such Subject Securities passes from one Person to another Person or to the same Person in a different capacity, whether or not for value;
(ccc)	"Top-Up Event" has the meaning ascribed thereto in Section 5.1;
(ddd)	“Top-Up Right” has the meaning ascribed thereto in Section 5.1;
(eee)	“Top-Up Right Acceptance Notice” has the meaning ascribed thereto in Section 4.4(b);
(fff)	“Top-Up Right Notice Period” has the meaning ascribed thereto in Section 5.4(b);
(ggg)	“Top-Up Right Offer Notice” has the meaning ascribed thereto in Section 5.4(a);
(hhh)	“Top-Up Securities” has the meaning ascribed thereto in Section 5.1;
(iii)	“TSX” means the Toronto Stock Exchange;
(jjj)	“Underwriter’s Cutback” has the meaning ascribed thereto in Section 6.9;
(kkk)	“Valid Business Reason” has the meaning ascribed thereto in Section 6.4(b);
(lll)	“Violation” has the meaning ascribed thereto in Subsection 10.1(a); and
(mmm)	“Voting Securities” means Common Shares or other voting or equity securities in the capital of the Corporation that may be outstanding from time to time.
1.2	Interpretation

Unless the context otherwise requires, the following provisions will govern the interpretation of this Agreement:

(a)	References to this Agreement: the words “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Subsection, Article and other references are to those contained in or attached to this Agreement, in each case unless otherwise specified;

(b)	Words Importing the Singular: the meanings given to terms defined in this Agreement apply to both the singular and plural forms of those terms, and terms importing a particular gender or neuter in this Agreement include both genders and neuter;
(c)	Derivative Meanings: where in this Agreement a term is defined, a derivative of that term shall have a corresponding meaning;
(d)	Interpretation Not Affected by Headings, Etc.: the division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(e)	Computation of Time: each reference to “days” in this Agreement means calendar days, unless the term “Business Days” is used. Each reference to a time of day in this Agreement means that time in Edmonton, Alberta, unless otherwise specified. In computation of periods of time in this Agreement from a specified date to a later specified date, the word “from” means “from and excluding” and the words “to” and “until” each means “to and including”;
(f)	References to Statute: except as otherwise specified in this Agreement, each reference in this Agreement to a statute, requirement of applicable law or the consent of a Governmental Authority shall be deemed to refer to such statute, requirement of applicable law or the consent of a Governmental Authority as the same may be amended, supplemented or otherwise modified from time to time;
(g)	References to this Agreement: except as otherwise specified in this Agreement, each reference in this Agreement to any agreement (including a reference to this Agreement):
(i)	includes all schedules, exhibits, annexes or other attachments thereto; and
(ii)	refers to that agreement as it may be amended, supplemented or otherwise modified from time to time;
(h)	References to Parties: each reference in this Agreement to a Party shall be deemed to include that Party’s successors and permitted assigns; and
(i)	Currency: Except as otherwise stated, all references in this Agreement to “Dollars” or “$” are to lawful money of Canada.
1.3	Date for any Action

In the event that any date on which any action is required to be taken hereunder by either of the Parties is not a Business Day that action shall be required to be taken on the next succeeding day which is a Business Day.

1.4	Governing Law and Attornment

This Agreement will be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and will be treated in all respects as an Alberta contract. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute related to or arising from this Agreement.

Article 2
NOMINATION RIGHTS

2.1	Nomination Rights to Board
(a)	The Corporation and SNDL agree as follows:
(i)	From and after the Effective Date, so long as this Agreement is in effect, the Corporation shall take all action necessary to ensure that the Board consists of a minimum of five (5) and maximum of seven (7) directors, including: (A) a minimum of two (2) independent directors (or such other minimum number of independent directors as required under Securities Laws at the applicable time), which shall be identified by the Corporation; and (B) for so long as:
(A)	the Strategic Partnership Agreement is in full force and effect and has not been terminated, SNDL shall be entitled to nominate one (1) SNDL Nominee to the Board;
(B)	the Strategic Partnership Agreement is in full force and effect and has not been terminated and the Holder beneficially owns or controls an Equity Ownership Percentage of not less than 5%, SNDL shall be entitled to nominate two (2) SNDL Nominees to the Board; and
(C)	the Holder beneficially owns or controls an Equity Ownership Percentage of not less than 5%, but the Strategic Partnership Agreement has been terminated, SNDL shall be entitled to nominate one (1) SNDL Nominee to the Board.

provided that, in each case, (i) each SNDL Nominee must meet the qualification requirements to serve as a director under the Business Corporations Act (Alberta), Securities Laws and the rules of any stock exchange on which the Common Shares are then listed; and (ii) no SNDL Nominee may be an individual who is not acceptable to any stock exchange on which the Common Shares are then listed or a Securities Commission.

(ii)	At the first meeting of the shareholders of the Corporation at which directors are to be elected following the Closing Date and at each such meeting thereafter (each, a “Shareholder Meeting”), SNDL shall be entitled (but not obligated) to designate, in accordance with any policies of the Corporation in place from time to time with respect to the nomination of directors, SNDL Nominees to be nominated pursuant to Subsection 2.1(a)(i) and, if elected, to serve as a member of the Board for a term expiring not earlier than the Corporation’s next annual Shareholder Meeting.

2.2	Nomination Procedures
(a)	The Corporation shall notify SNDL of any Shareholder Meeting called or proposed to be called by the Corporation at least thirty (30) days prior to the mailing of a management information circular in respect of such Shareholder Meeting.
(b)	SNDL may notify the Corporation of its SNDL Nominees at any time within fifteen (15) days following the receipt of the notice provided by the Corporation in accordance with Subsection 2.2(a).
(c)	The Corporation will include the SNDL Nominees in the notice of meeting, the management information circular, and form of proxy relating to the applicable Shareholder Meeting as nominees of management, and solicit proxies from shareholders of the Corporation in favour of the election of the SNDL Nominees, and otherwise support the SNDL Nominees for election in a manner no less rigorous and favourable than the manner in which the Corporation supports its other director nominees. The Corporation hereby agrees that management of the Corporation shall vote their Common Shares in respect of which management is granted a discretionary proxy in favour of the election of the SNDL Nominees at each such Shareholder Meeting.
(d)	Any vacancy resulting from the resignation, death or replacement of any SNDL Nominee will be filled as directed by SNDL.
(e)	Notwithstanding anything to the contrary in this Agreement, a failure by SNDL to designate a SNDL Nominee that it is entitled to designate pursuant to Section 2.1 at any time shall not restrict the ability of SNDL to designate such SNDL Nominee in the future.
2.3	Board Observer
(a)	If a SNDL Nominee fails to be elected by the shareholders of the Corporation as a director of the Corporation, the Holder shall have the right to designate such individual as a non-voting observer to the Board (a “Board Observer”).
(b)	The Board Observer shall be entitled to (i) receive notice of and to attend meetings of the Board (ii) take part in discussions and deliberations of matters brought before the Board, (iii) receive notices, consents, minutes, documents and other information and materials that are sent to members of the Board, and (iv) receive copies of any written resolutions proposed to be adopted by the Board, including any resolution as approved, each at substantially the same time and in substantially the same manner as the members of the Board, except that the Board Observer will not be entitled to vote on any matters brought before the Board. The Board Observer will not be entitled to any compensation from the Company; provided, however that all reasonable expenses of the Board Observer to attend such Board meetings shall be reimbursed by the Corporation.

(c)	Notwithstanding any provision of this Agreement, the Corporation shall not be obligated to provide access to, or to disclose, any information to a Board Observer if the Corporation (or the independent directors of the Corporation) reasonably determine that such access or disclosure would jeopardize any attorney client or other privilege claim by the Corporation. The Corporation may withhold any information and exclude any Board Observer from any meeting or portion thereof of any committee of the Board if the Board (or the applicable committee thereof) determines in good faith that such withholding of information or exclusion involves information which would pose a genuine conflict of interest between the Corporation and SNDL or is otherwise related to the Corporation's relationship with SNDL, or which is required in order for the Corporation to comply with applicable antitrust laws, and in each case, only with respect to such portion of the information or meeting, as applicable, which is reasonably necessary to protect the applicable privilege or for which a genuine conflict exists, as applicable.
2.4	Composition of the Board at the Effective Date

At the Effective Date, the Board shall have taken all necessary actions to appoint the following individuals as directors of the Board:

Zachary George

Marci Kiziak

Jeffrey Dean

Anne Fitzgerald

Ron Hozjan

Shari Mogk-Edwards

Christopher Pelyk

For the purposes of this Agreement, Zachary George and Marcie Kiziak shall be considered the initial nominees of SNDL (the “Initial Nominees”).

2.5	Insurance

To the extent permitted by applicable law and the Corporation’s existing insurance coverage, from and after the Closing Date, the SNDL Nominees shall be covered by the same indemnification and insurance provisions and coverage as are applicable to the individuals who are currently directors of the Corporation, and shall be entitled to enter into an indemnity agreement with the Corporation, such agreement to be in a form substantially consistent with the form of agreement entered into by individuals who are currently directors of the Corporation.

2.6	Compensation of the SNDL Nominees

Each SNDL Nominee shall be an individual who consents in writing to act as a director of the Corporation. The independent SNDL Nominees will be compensated as members of the Board on a basis no less favorable than the basis upon which the Corporation compensates the other members of the Board other than the executive members, including reimbursement for out-of-pocket expenses incurred in connection with attending meetings of the Board and any committees thereof, including without limitation, travel, lodging and meal expenses, if applicable.

2.7	Executive Appointment

For so long as this Agreement is in effect and has not been terminated, SNDL shall consult with the Corporation and make recommendations with respect to the appointment of the Chief Executive Officer and Chief Financial Officer of the Corporation, provided that the appointment of such individuals and their compensation shall be subject to the approval by the Board.

Article 3
Covenants

3.1	Certain Sales of Subject Securities

SNDL covenants and agrees that, for so long as the SNDL Group holds an Equity Ownership Percentage of not less than 10%, if SNDL (or any other member of the SNDL Group, as applicable) desires to Transfer, whether in one transaction or through a series of transactions occurring within a period of 30 consecutive days, Common Shares in excess of 1% or more of the then outstanding Common Shares to a Person or Persons that are not affiliates of SNDL, whether through the facilities of a stock exchange or privately, then SNDL (or such other member of the SNDL Group, as applicable) shall, within two (2) Business Days of such intended Transfer, give written notice thereof to the Corporation, which shall specify the total number of Common Shares intended to be Transferred by SNDL, provided that, nothing in this Section 3.1 shall obligate SNDL to complete such Transfer.

3.2	Notification of Purchases

Notwithstanding anything to the contrary contained herein, SNDL covenants and agrees to promptly notify the Corporation of any Common Shares acquired by the SNDL Group after the execution of this Agreement and acknowledge that any such Common Shares will be subject to the terms of this Agreement as Subject Securities.

Article 4
ANTI-DILUTION RIGHT

4.1	Anti-Dilution Right
(a)	If the Corporation proposes to issue Securities (such issuance, an “Issue”), SNDL shall have the right, subject to Sections 4.3 and 4.4, but not the obligation, to subscribe for additional Voting Securities or Convertible Securities, as applicable (the “Anti-Dilution Right”) as follows:
(i)	in the case of an Issue of Voting Securities, up to such number of Voting Securities such that the ratio after the Issue, assuming the full exercise of the Anti-Dilution Right, of (A) the aggregate number of Voting Securities held by SNDL and Voting Securities into which Convertible Securities held by SNDL are convertible, to (B) the aggregate number of outstanding Voting Securities and Voting Securities into which outstanding Convertible Securities are convertible, shall be the same as the corresponding ratio immediately before the Issue; and
(ii)	in the case of an Issue of Convertible Securities, up to such number of Convertible Securities such that the ratio after the Issue, assuming full exercise of the Anti-Dilution Right, of (A) the aggregate number of Voting Securities held by SNDL and Voting Securities into which Convertible Securities held by SNDL are convertible, to (B) the aggregate number of outstanding Voting Securities and Voting Securities into which outstanding Convertible Securities are convertible, shall be the same as the corresponding ratio immediately before the Issue.

(b)	The Corporation shall provide written notice to SNDL of an Issue no less than five (5) Business Days (except in the case of a “bought deal” in which case the only two (2) Business Days’ notice shall be required) prior to the public announcement of an Issue (the “Issue Notice”) setting out (i) the number of Securities to be issued, and (ii) material terms and conditions of any Securities to be issued, including the date on which the issue or sale of Securities is to be completed, subscription price and sale price or exchange ratio per Security to be issued, as applicable.
(c)	If SNDL exercises the Anti-Dilution Right in accordance with Section 4.2, the terms on which Securities will be issued by the Corporation to SNDL pursuant to the Issue shall be on the same terms as each Security is issued, sold or exchanged, as applicable, by the Corporation in connection with such Issue.
4.2	Exercise of Anti-Dilution Right
(a)	If SNDL wishes to exercise the Anti-Dilution Right in respect of a particular Issue, SNDL shall give written notice to the Corporation (the “Exercise Notice”) of the exercise of such right and of the number of Voting Securities or Convertible Securities, as applicable, SNDL wishes to subscribe for, purchase, or exchange, as applicable, within five (5) Business Days (except in the case of a “bought deal” in which case the only two (2) Business Days’ notice shall be required) after the date of receipt of the Issue Notice (the “Anti-Dilution Right Notice Period”).
(b)	If the Corporation receives an Exercise Notice from SNDL within the Anti-Dilution Right Notice Period, then the Corporation shall, subject to the receipt and continued effectiveness of all required regulatory approvals pursuant to applicable Securities Laws (including stock exchange approvals), which approvals the Corporation shall use commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations), issue, sell or exchange, as applicable, to such SNDL, after receipt of payment, surrender of securities or other consideration payable in respect thereof, that number of Voting Securities or Convertible Securities, as applicable, set forth in the Exercise Notice. The closing of any Issue pursuant to an exercise of the Anti-Dilution Right by an SNDL will take place on the date that is not later than twenty (20) Business Days after the expiry of the Anti-Dilution Right Notice Period, unless all filings, notices, approvals and authorizations necessary to complete the closing of such Issue have not been made, given or obtained by that date, in which case, the closing will be extended for such period as is reasonably necessary to obtain same.
4.3	Exceptions to Anti-Dilution Right

The Anti-Dilution Right shall not apply in the event of an Issue in the following circumstances:

(a)	Voting Securities issuable upon the exercise of Convertible Securities outstanding as of the Closing Date;

(b)	the Issue of any Incentive Securities;
(c)	Voting Securities issuable pursuant to (i) the exercise, conversion or redemption of Incentive Securities or (ii) any dividend reinvestment or similar plan of the Corporation;
(d)	Voting Securities issuable upon the exercise of Convertible Securities issued pursuant to any Issue following the Closing Date in respect of which SNDL has exercised the Anti-Dilution Right;
(e)	the Issue of Voting Securities or Convertible Securities made to all holders of Voting Securities on a pro rata basis, including pursuant to share splits, consolidations, rights offerings or share dividends; or
(f)	any Issue of Voting Securities or Convertible Securities to agents or underwriters engaged by the Corporation in connection with capital raising activities undertaken by the Corporation or on the exercise, conversion or exchange of any exercisable, convertible or exchangeable securities of the Corporation issued to such agents or underwriters, including broker warrants.
4.4	Termination of Anti-Dilution Right

The Anti-Dilution Right set forth in this Agreement shall terminate and be of no further force or effect after any time, the SNDL holds an Equity Ownership Percentage of less than 10%.

Article 5
Top-Up Rights

5.1	Top-Up Right

For so long as the SNDL Group continues to hold a Equity Ownership Percentage equal to or greater than 10%, the Holder shall have a right (the “Top-Up Right”), with respect to any Top-Up Securities issued by the Corporation from time to time, to subscribe for up to such number of additional Common Shares that will, when added to the Common Shares beneficially owned by the SNDL Group prior to such issuance of Top-up Securities and the Common Shares issued pursuant to the Top-Up Right, result in SNDL owning the same Equity Ownership Percentage owned by the SNDL Group prior to such issuance of Top-Up Securities and the Common Shares issued pursuant to the Top-Up Right. The term “Top-Up Securities” shall mean any Common Shares issued in connection with any of the following (each, a "Top-Up Event"):

(a)	on the exercise, conversion or exchange of Convertible Securities issued prior to the date of the Subscription Agreement, excluding any Convertible Securities owned or purchased by the SNDL Group; or
(b)	in connection with the exercise or settlement of any Incentive Securities that are issued prior to the date of the Implementation Agreement pursuant to any Equity Incentive Plan or otherwise.

For greater certainty, the Top-Up Right shall be without duplication, such that an issuance of the Common Shares concurrently or in connection with more than one Top-Up Event will not result in separate Top-Up Rights or result in the SNDL Group increasing its Equity Ownership Percentage pro forma the exercise of the applicable Top-Up Rights. For the avoidance of doubt, following the Top-Up Right being triggered and for purposes of determining Holder's Top-Up Right and the number of Top-Up Securities that must be subject to a Top-Up Right Offer Notice, each Top-Up Event that occurred shall be aggregated from the later of (i) the Effective Date; and (ii) the end of the last period in respect of which a Top-Up Right Offer Notice was delivered.

5.2	Exercise of Top-Up Right

The Top-Up Right may be exercised on a quarterly basis as set out in Section 5.4. Any dilution to the Equity Ownership Percentage beneficially owned by the SNDL Group resulting from the issuance of Top-Up Securities during a fiscal quarter of the Corporation will be disregarded for purposes of determining, prior to the time the Holder may exercise its Top-Up Right in respect of the issuances of Top-Up Securities during such fiscal quarter, whether the SNDL Group has maintained the required ownership percentages pursuant to this Agreement. The Top-Up Right shall be effected through subscriptions for additional Common Shares by the Holder for a price per Common Share equal to the volume weighted average price of the Common Shares on the TSX for the five trading days preceding the delivery of the Top-Up Right Acceptance Notice by the Holder and shall be subject to acceptance by the TSX or other stock exchange requirements as may then be applicable.

5.3	Approvals
(a)	In the event that the approval of the TSX or other stock exchange shall be required in order to exercise a Top-Up Right, the Corporation shall use its reasonable best efforts to obtain such approval as promptly as practicable.
(b)	In the event that any exercise of a Top-Up Right shall be subject to the approval of the Corporation’s shareholders, the Corporation shall use its commercially reasonable efforts to cause the approval of such Top-Up Right at the next meeting of shareholders that is convened by the Corporation in order to allow SNDL to exercise its Top-Up Right. The Corporation shall solicit proxies from its shareholders for use at such meeting to obtain such approval.
5.4	Top-Up Right Procedure
(a)	Within 15 days following the end of each fiscal quarter of the Corporation, the Corporation shall send a written notice to the Holder (the “Top-Up Right Offer Notice”) specifying: (i) the number of Top-Up Securities issued during such fiscal quarter; (ii) the total number of the then issued and outstanding Common Shares (which shall include any securities to be issued to Persons having similar participation rights, if any); (iii) the Equity Ownership Percentage beneficially owned by the SNDL Group (based on the last publicly reported ownership figures of the Holder and the number of issued and outstanding Common Shares in (ii) above) assuming the Holder did not exercise its Top-Up Right; and (iv) the number of Common Shares the Holder is entitled to subscribe for pursuant to the Top-Up Right for the applicable fiscal quarter.

(b)	The Holder shall have a period of 30 Business Days from the date of the Top-Up Right Offer Notice (the “Top-Up Right Notice Period”) to notify the Corporation in writing (the “Top-Up Right Acceptance Notice”) of the exercise, in full or in part, of its Top-Up Right. The Top-Up Right Acceptance Notice shall specify the number of Common Shares subscribed for by the Holder pursuant to the Top-Up Right and the subscription price calculated in accordance with Section 5.2. If SNDL fails to deliver a Top-Up Right Acceptance Notice within the Top-Up Right Notice Period, then the Top-Up Right of the Holder in respect of the issuances of Top-Up Securities for the applicable fiscal quarter is extinguished. If the Holder gives a Top-Up Right Acceptance Notice, the issuance of the Top-Up Securities to the Holder shall be completed as soon as reasonably practicable thereafter.
(c)	Notwithstanding the foregoing, to the extent any Convertible Securities or Incentive Securities outstanding as of the date of the Strategic Alliance Agreement have been exercised, converted or exchanged into Common Shares prior to the date hereof, such Top-Up Securities shall be deemed to have been issued in the first fiscal quarter following the date hereof for all purposes of this Article 5.
5.5	Determining Equity Ownership Percentage

For the purposes of this Agreement, in determining the Equity Ownership Percentage at any time, any of the Common Shares issued as a result of a Top-Up Event shall be disregarded unless and until the Corporation has delivered to the Holder a Top-Up Right Offer Notice in respect of such Top-Up Event and the Holder: (i) fails or declines to exercise the Top-Up Right within the applicable Top-Up Right Notice Period, in which case the Common Shares issued in connection with such Top-Up Event shall be counted from the date the Holder fails or declines to exercise the Top-Up Right within the applicable Top-Up Right Notice Period; or (ii) exercises the Top-Up Right within the applicable Top-Up Right Notice Period, in which case the Common Shares issued in connection with such Top-Up Event shall be counted from the date on which the Top-Up Securities are issued and sold to the Holder.

Article 6
DEMAND AND PIGGY-BACK REGISTRATION RIGHTS

6.1	Demand Registration

Commencing at the expiry of the Restricted Period, if the Corporation receives a written request from the Holder that the Corporation file a prospectus under Securities Laws qualifying, for distribution in Canada, all or any portion of the Common Shares beneficially owned or controlled by the SNDL Group, the Corporation will, subject to an Underwriter’s Cutback, in a timely manner, prepare and file, in the applicable Canadian jurisdictions, such documents and take such other steps as may be necessary under Securities Laws in order to qualify the distribution of all of the Common Shares of the SNDL Group specified in its request and use its commercially reasonable efforts to receive a final receipt or equivalent document in respect of such prospectus from each Securities Commission (a “Demand Registration”); provided, however, that such request shall be made only if the aggregate number of Common Shares requested is not less than the lesser of: (x) all remaining Common Shares; and (y) the number of Common Shares that would reasonably be expected to result in gross sale proceeds to the Holder of at least $2.5 million. The Holder will not initiate a request for a Demand Registration within ninety (90) days of the date on which a final receipt or an equivalent document is issued in respect of a prospectus by or on behalf of each Securities Commission (a “Receipt Date”) in respect of a prospectus qualifying a distribution of Common Shares by the Corporation, provided that the Holder was provided with the opportunity to participate in a Piggy-Back Registration in accordance with this Agreement in connection with such offering without an Underwriter’s Cutback in excess of 15% of the number of Common Shares of SNDL specified in the Demand Registration.

6.2	Piggy-Back Registration

Commencing at the expiry of the Restricted Period, if the Corporation proposes to file a preliminary prospectus or prospectus supplement under Securities Laws in connection with the distribution by way of a public offering of Common Shares or Convertible Securities (including a secondary offering of Common Shares or Convertible Securities held by shareholders other than the Holder), the Corporation will, at all such times, give the Holder at least ten (10) Business Days’ written notice of such filing. Upon the written request of the Holder, given within five (5) Business Days after receipt of such notice by the Holder, the Corporation will, subject to an Underwriter’s Cutback, use its commercially reasonable efforts to cause all of the Common Shares that the Holder has requested to be included in the filing to be included in and sold pursuant to the prospectus or prospectus supplement (provided; however, that if such proposed distribution is to be effected on a bought deal basis, or another public offering, which is not expected to include a road show, the notice periods set forth in this Section 6.2 shall not be applicable and the Corporation shall give the Holder such notice as is practicable under the circumstances, given the speed and urgency with which bought deals (or such other public offerings) are currently carried out in common market practice of its right to participate thereunder and the Holder shall have only such time as is reasonably practicable under the circumstances to notify the Corporation that it will participate in the bought deal or such other public offering, failing which the Corporation shall be free to pursue the bought deal or such other public offering without the participation of the Holder) (a “Piggy-Back Registration”); provided, however, that such request shall be made only if the aggregate number of Common Shares requested to be included in and sold is not less than the lesser of: (x) all remaining Common Shares; and (y) the number of Common Shares that would reasonably be expected to result in gross sale proceeds to the Holder of at least $2.5 million.

6.3	SNDL Change of Control Transaction

Notwithstanding anything in Sections 6.1, 6.2 or elsewhere in this Agreement to the contrary, SNDL may exercise its Demand Registration or Piggy-Back Registration rights at any time in the event that SNDL has entered into or agreed to enter into a transaction or series of transactions in which a Person or group or Persons acting jointly or in concert would acquire, directly or indirectly, including by merger, arrangement, consolidation, asset sale, acquisition, liquidation, dissolution, restructuring, reorganization, recapitalization or other business combination transaction, control of at least 50.1% of the voting securities of SNDL or all or substantially all of SNDL’s assets (each, an “SNDL Change of Control Transaction”).

6.4	Exceptions to Demand Registration and Piggy-Back Registration
(a)	The Corporation shall not be required to effect more than two (2) Demand Registrations or Piggy-Back Registrations (i) in any 12-month period, (ii) within ninety (90) days following the closing of any other Demand Registration or Piggy-Back Registration, or (iii) within ninety (90) days of a Receipt Date in the circumstances described in Section 6.1, provided that this limitation shall not apply if (i) SNDL was unable to participate in a Demand Registration or Piggy-Back Registration in the preceding 12-month period due to the circumstances of such public offering (bought deal or a public offering which did not include a road show), or (ii) the Holder was subject to an Underwriter’s Cutback in excess of 15% of the number of Voting Securities of the Holder specified in the Demand Registration in the preceding 12-month period pursuant to a Demand Registration or Piggy-Back Registration. The Corporation shall not be required to effect more than six (6) Demand Registrations or Piggy-Back Registrations in total.

(b)	In the event that the Board determines in good faith that there is a Valid Business Reason (as defined below) and that it is, therefore, in the best interests of the Corporation to defer the filing of a prospectus at such time, in which case the Corporation’s obligations under Section 6.1 will be deferred until the earlier of:
(i)	Ten (10) Business Days after the date that such Valid Business Reason ceases to exist; and
(ii)	the expiry of a period of not more than ninety (90) days from the date of receipt of the Demand Notice; provided that such right of deferral may not be exercised more than once in any 12-month period.
(c)	For purposes of this Section 6.4(c), “Valid Business Reason” means a determination that the effect of the filing of a prospectus would:
(i)	impede or materially adversely affect a pending or proposed acquisition, disposition, financing, merger, recapitalization, consolidation, reorganization, or similar transaction involving the Corporation that is material to the Corporation taken as a whole, or the negotiations, discussions or pending proposals with respect thereto; or
(ii)	require the disclosure of material non-public information that the Corporation has a bona fide business purpose for preserving as confidential;

provided that the Corporation will give written notice of its determination to defer filing and of the fact that the Valid Business Reason for such deferral no longer exists, in each case, promptly after the occurrence thereof. If at any time prior to receiving written notice that a Valid Business Reason for a deferral no longer exists, the Holder advises the Corporation in writing that it has determined to withdraw such request for a Demand Registration, then such Demand Registration and the request therefor will be deemed to be withdrawn and such request will be deemed not to have been given for purposes of determining whether the Holder has exercised its right to a Demand Registration pursuant to Section 6.1.

(d)	The Corporation may defer a Demand Registration until the end of any period during which trading in securities is otherwise restricted and for a reasonable period of time thereafter.

6.5	Expenses
(a)	The Holder shall bear all expenses relating to a Demand Registration under this Agreement, including the cost of printing and filing fees and local counsel fees and any underwriting discounts or commissions.
(b)	The Corporation shall bear all expenses relating to a Piggy-Back Registration under this Agreement, including the cost of printing and filing fees and local counsel fees, but excluding: (i) any underwriting discounts or commissions in respect of Voting Securities of SNDL sold pursuant to such Piggy-Back Registration; and (ii) all of SNDL’s own out of pocket expenses and legal costs relating to such Piggy-Back Registration, which shall be paid by the Holder.
(c)	Each Party shall bear the cost of its own legal counsel and its accounting and financial advisors in respect of any Demand Registration or any Piggy-Back Registration.
6.6	Underwriting in Demand Registration

If the Holder intends to distribute Voting Securities covered by its request for a Demand Registration by means of an underwriting, it will so advise the Corporation as part of its request for such Demand Registration. The Holder will (together with the Corporation as required under this Agreement) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Holder in consultation with the Corporation, it being acknowledged that the underwriter or underwriters so selected and approved must be of nationally recognized standing in Canada. The Corporation will also take all such other actions as the Holder or the underwriters reasonably request in order to expedite or facilitate the disposition of the Holder’s Voting Securities.

6.7	Underwriting in Piggy-Back Registration

In connection with any offering pursuant to a Piggy-Back Registration involving an underwriting of Voting Securities being issued by the Corporation, the Corporation will include in such underwriting any Voting Securities that the Holder wishes to include, but only if the Holder accepts the terms of the underwriting agreed to by the Corporation. The Corporation will make commercially reasonable efforts to ensure such underwriting agreement contains terms which are customarily required of sellers under a secondary offering and will consult with the Holder in the negotiation of any such terms with the underwriters. To the extent the Holder participates in such underwritten Piggy-Back Registration offering, the Holder shall be a party to the underwriting agreement relating to such offering and may, at its discretion, require that any or all of the representations and warranties by, and the other agreements on the part of, the Corporation to and for the benefit of the underwriters of such offering (other than those relating to the Holder and any securities of the Corporation held by it) shall also be made to and for the benefit of the Holder and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of the Holder.

6.8	Limitations on Representations and Warranties and on Liability

The Holder shall, in connection with any underwriting agreement entered into pursuant to Section 6.6 or Section 6.7, make such representations and warranties and provide such indemnity as is customarily required of a selling shareholder in a secondary offering. Notwithstanding anything to the contrary contained herein, if the Holder and the underwriters are unable to agree to the terms of an underwriting agreement such that the Holder’s Voting Securities are not included in an underwriting contemplated by Section 6.6 or Section 6.7, the Corporation shall not be in breach of its obligations under this Section 6.8.

6.9	Underwriter’s Cutback

If the underwriter for the offering in connection with:

(a)	a Demand Registration advises the Holder in writing that marketing factors require a limitation of the number of Voting Securities to be underwritten, then the Holder will so advise the Corporation, and the Corporation shall be required to include in the offering only the number of Voting Securities that the underwriter believes marketing factors allow; or
(b)	a Piggy-Back Registration advises the Corporation in writing that marketing factors require a limitation of the number of Voting Securities to be underwritten, the Corporation shall be required to include in the offering only the number of Voting Securities that the underwriter believes marketing factors allow to sell without adversely impacting the Corporation’s offering,

(the right of the underwriters to exclude Voting Securities in an underwritten offering pursuant to this Section 6.9 shall be referred to as the “Underwriter’s Cutback”).

6.10	Allocation of Underwriter’s Cutback
(a)	If the number of Voting Securities to be included in a Demand Registration is subject to an Underwriter’s Cutback, the Voting Securities that would otherwise be included will be reduced in the following order:
(i)	first, all Voting Securities held by shareholders other than SNDL and all Voting Securities to be issued by the Corporation will be excluded from the offering to the extent necessary; and
(ii)	second, if further limitation is required, the Voting Securities held by SNDL will be excluded to the extent necessary.
(b)	If the number of Voting Securities to be included in a Piggy-Back Registration is subject to an Underwriter’s Cutback, the Voting Securities that would otherwise be included will be reduced proportionately as between the Voting Securities to be issued by the Corporation and the Voting Securities to be sold by the Holder pursuant to such offering.

6.11	Holdback Agreements
(a)	In connection with a Demand Registration by the Holder, the Holder agrees, if so requested by the lead underwriter in a written notice pursuant to this Section 6.11(a), not to effect (except as part of such underwritten offering in accordance with the provisions of this Agreement or pursuant to an exempt transaction, so long as any purchaser in such exempt transaction agrees in writing to be bound by any such holdback) any sale, distribution, short sale, loan, grant of options for the purchase of, or other disposition of, any Voting Securities for such period as such lead underwriter reasonably requests, such period in no event to end more than sixty (60) days after the effective date of such offering. In addition, the Holder agrees to execute and deliver to any lead underwriter (or, in the case of any offering that is not underwritten, an investment banker or agent registered under Securities Laws) in connection with such Demand Registration any lock-up letter requested by such lead underwriter or investment banker or agent of SNDL and in form and substance reasonably satisfactory to the Holder. The Holder further agrees that the Corporation may or may instruct its transfer agent, if applicable, to place stop transfer notations in its records to enforce the provisions of this Subsection 6.11(a).
(b)	After receipt of notice of a request for a Demand Registration pursuant to this Agreement, the Corporation shall not initiate, without the consent of the Holder, such consent not to be unreasonably withheld, a registration of any of its securities for its own account until ninety (90) days after such Demand Registration has become effective or such Demand Registration has been terminated.
6.12	Obligations of the Corporation on a Demand Registration

If the Corporation is required under this Agreement to effect a Demand Registration, the Corporation will:

(a)	as expeditiously as reasonably practicable, prepare and file with the Securities Commission a preliminary prospectus and a final prospectus with respect to such Voting Securities and use, subject to the other provisions of this Agreement, its commercially reasonable efforts to obtain a receipt or equivalent document in the relevant jurisdictions for the final prospectus and, upon the request of the Holder, keep such prospectus effective until such time at which the Holder has informed the Corporation in writing that the distribution of its Voting Securities has been completed;
(b)	without limiting the generality of the foregoing, use its commercially reasonable efforts to resolve any comments of Securities Commissions and satisfy any deficiencies in respect of the preliminary prospectus and, as soon as reasonably practicable after such comments or deficiencies have been resolved or satisfied, prepare and file, and use its commercially reasonable efforts to obtain a receipt or similar document in the relevant jurisdictions for the final prospectus, and take all other steps and proceedings necessary in order to qualify the distribution of the Voting Securities to the public as freely tradable securities in the applicable jurisdictions;

(c)	permit the Holder to participate in the preparation of such preliminary prospectus and final prospectus and give to the Holder, the underwriters, if any, and their respective counsel and accountants, advance draft copies of each such prospectus filed with the Securities Commission at least five (5) Business Days prior to the filing thereof with the Securities Commission, and any amendments and supplements thereto, promptly as they become available, and give each of them such access to its books and records and such opportunities to discuss the Business with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of the Holder and such underwriters’ respective counsel, to conduct a reasonable investigation within the meaning of Securities Laws;
(d)	ensure that the prospectus contains the disclosure required by, and conforms in all material respects to the requirements of, Securities Laws;
(e)	prepare and file with the Securities Commissions in the applicable jurisdictions any amendments and supplements to the prospectus that may be necessary to comply with Securities Laws with respect to the distribution of all securities qualified by such prospectus;
(f)	in the case of an underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the lead underwriter of such offering;
(g)	furnish, at the request of the Holder, on the date that the applicable securities are delivered to the underwriters for sale in connection with an offering pursuant to this Agreement, if such securities are being sold through underwriters, an opinion or opinions, dated as of such date, of counsel representing the Corporation for the purposes of such offering, in form and substance as is customarily given by an issuer’s counsel to the underwriters in an underwritten public offering, addressed to the underwriters and to SNDL; and
(h)	keep the Holder reasonably advised of the status of such Demand Registration.
6.13	Furnish Information

The obligation of the Corporation to take any action pursuant to this Agreement in respect of Voting Securities is conditional upon the Holder furnishing to the Corporation such information regarding themselves, the Holder Voting Securities and the intended method of disposition of the Voting Securities, as is required to effect the qualification of the Voting Securities.

6.14	Termination of Rights

The Holder shall not be entitled to exercise the rights under this Article 5, and all of the Holder’s rights under this Article 5 shall terminate immediately, upon the any time the SNDL Group holds an Equity Ownership Percentage of less than 10%.

Article 7
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation represents and warrants to SNDL as of the date of this Agreement as follows:

7.1	Organization, Power and Authority
(a)	The Corporation is a corporation incorporated and organized and validly subsisting and in good standing under the laws of Alberta.
(b)	The Corporation has all necessary corporate power, authority and capacity to execute, deliver and to perform its obligations under this Agreement.
(c)	Each of the Corporation’s subsidiaries is organized and validly existing and in good standing under the applicable laws of its jurisdiction of formation.
(d)	Each of the Corporation’s subsidiaries has all necessary power, authority and capacity to own or lease its property and assets and to carry on the Business.
7.2	Enforceable Agreement

This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court.

7.3	No Consents Required

No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any Governmental Authority or other Person is required for the execution, delivery or performance of this Agreement by the Corporation.

7.4	No Conflict

The execution and the delivery of this Agreement will not:  violate any applicable law to which the Corporation is subject;  conflict with or result in the violation or breach of any of the provisions of the Corporation’s articles of incorporation and by-laws; or  conflict with, result in a breach, in any material respect, of, constitute a default under, result in the acceleration of, or create in any Person the right to accelerate, terminate, modify or cancel any material agreement, contract, lease, license, instrument or other arrangement to which the Corporation is a party or by which it is bound or to which any of its assets is subject with such exceptions, in the case of each of clauses 0 and 0 above, as would not have a material adverse effect on the Corporation or on the ability of the Corporation to consummate the Transaction.

7.5	Disclaimer of Warranties

Notwithstanding any provision of this Agreement to the contrary, the Corporation makes no representations or warranties to SNDL or any other Person in connection with this Agreement, except as specifically set forth in this Article 7. All other representations and warranties, whether express or implied, are disclaimed by the Corporation.

Article 8
REPRESENTATIONS AND WARRANTIES OF SNDL

8.1	Corporate Status

SNDL is a corporation incorporated and organized and is validly existing and in good standing under the laws of the Province of Alberta and has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement.

8.2	Enforceable Agreement

This Agreement has been duly authorized, executed and delivered by SNDL and constitutes a valid and legally binding obligation of SNDL, enforceable against SNDL in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court.

8.3	No Consents Required

No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any Governmental Authority or other Person is required for the execution, delivery or performance of this Agreement by SNDL.

8.4	No Conflict

The execution and the delivery of this Agreement will not:  violate any applicable law to which SNDL is subject;  conflict with or result in the violation or breach of any of the provisions of SNDL’s articles of incorporation and by-laws; or  conflict with, result in a breach, in any material respect, of, constitute a default under, result in the acceleration of, or create in any Person the right to accelerate, terminate, modify or cancel any material agreement, contract, lease, license, instrument or other arrangement to which SNDL is a party or by which it is bound or to which any of its assets is subject with such exceptions, in the case of each of clauses 0 and 0 above, as would not have a material adverse effect on SNDL.

8.5	Disclaimer of Warranties

Notwithstanding any provision of this Agreement to the contrary, SNDL makes no representations or warranties to the Corporation or any other Person in connection with this Agreement, except as specifically set forth in this Article 8. All other representations and warranties, whether express or implied, are disclaimed by SNDL.

Article 9
NON-SOLICITATION

9.1	SNDL Non-Solicitation Covenant

During the term of this Agreement, SNDL will not, and it will cause its affiliates not to, knowingly solicit for hire or employment, directly or indirectly, any officer or employee of the Corporation or any of its subsidiaries, other than through general solicitation by newspaper or similar advertisement or via an executive search firm that was not encouraged or instructed by SNDL or any of its affiliates to undertake such solicitation.

9.2	Corporation Non-Solicitation Covenant

During the term of this Agreement, the Corporation will not, and it will cause its affiliates not to, knowingly solicit for hire or employment, directly or indirectly, any officer or employee of SNDL or any of its subsidiaries, other than through general solicitation by newspaper or similar advertisement or via an executive search firm that was not encouraged or instructed by the Corporation or any of its affiliates to undertake such solicitation.

Article 10
INDEMNIFICATION AND GUARANTEE

10.1	Indemnification by the Corporation on Demand Registrations and Piggy-Back Registrations
(a)	If any Voting Securities are included in a prospectus filed pursuant to 5.2 of this Agreement, the Corporation will indemnify and hold harmless the Holder, each of its directors, officers, employees and agents, and any underwriter of the Holder against any losses (other than loss of profit), claims, damages, liabilities (joint or several), settlements or actions (collectively, “Losses”) to which they may become subject under Securities Laws, insofar as such Losses arise out of or are based upon any of the following statements, omissions or violations (each a “Violation”):
(i)	any untrue statement or alleged untrue statement of a material fact contained in such prospectus (including any preliminary prospectus or final prospectus) or any amendments or supplements to them;
(ii)	the omission or alleged omission to state in such prospectus (including any preliminary prospectus or final prospectus) a material fact required to be stated in it or necessary to make the statements in it, in light of the circumstances in which they were made, not misleading; or
(iii)	any violation or alleged violation by the Corporation of Securities Laws in connection with any matter relating, directly or indirectly, to such prospectus or the offering of securities thereunder.
(b)	The Corporation will reimburse the Holder or any such director, officer, employee, agent or underwriter for any legal or other out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such Losses.

(c)	The Corporation is not liable under the indemnity contained in this Section 10.1:
(i)	in respect of amounts paid in settlement of any Losses to the extent such settlement is effected without the consent of the Corporation (which consent may not be unreasonably withheld or delayed);
(ii)	to the extent that a Violation arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such prospectus, or amendment or supplement thereto, in reliance upon and in conformity with written information furnished by or on behalf of the Holder or the underwriter; or
(iii)	in the case of a sale effected directly by the Holder of Voting Securities (including a sale of such Voting Securities through any underwriter retained by the Holder to engage in a distribution solely on behalf of the Holder), where:
(A)	such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus; or
(B)	the Holder failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Voting Securities to the Person asserting any such Losses in any case in which such delivery is required by Securities Laws.
10.2	Indemnification by SNDL on Demand Registrations and Piggy-Back Registrations
(a)	To the extent that the Holder includes any Voting Securities under any prospectus pursuant to this Agreement, the Holder will indemnify and hold harmless the Corporation, each of its directors, officers, employees and agents, and any underwriter acting for the Corporation, against any Losses to which the Corporation or any such director, officer, employee, agent or underwriter may become subject under Securities Laws, insofar as such Losses arise out of or are based upon any Violation, in each case only to the extent that such Violation arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such prospectus, or amendment or supplement thereto, in reliance upon and in conformity with written information furnished by or on behalf of the Holder expressly for use in connection with such prospectus.
(b)	The Holder will reimburse the Corporation or any such director, officer, employee, agent or underwriter for any legal or other out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such Losses.
(c)	The Holder will not be liable under the indemnity contained in this Section 10.2:
(i)	in respect of amounts paid in settlement of any such Losses to the extent such settlement is effected without the consent of the Holder (which consent may not be unreasonably withheld or delayed); or

(ii)	in the case of a sale effected directly by the Corporation of its Voting Securities (including a sale of such Voting Securities through any underwriter retained by the Corporation to engage in a distribution solely on behalf of the Corporation), where:
(A)	such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus;
(B)	the Corporation failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the securities to the Person asserting any such Losses in any case in which such delivery is required by Securities Laws (the “Confirmation”); or
(C)	such untrue statement or alleged untrue statement or omission was brought to the Corporation’s attention by written notice (whether by or on behalf of the Holder or otherwise) prior to the Confirmation, whether or not corrected in a final or amended prospectus.
10.3	Contribution

If any indemnification provided for in Section 10.1 or Section 10.2 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party (as such term is defined in Section 10.8 below) with respect to any Losses referred to in this Agreement, then the Indemnifying Party (as such term is defined in Section 10.8 below), in lieu of indemnifying such Indemnified Party under this Agreement, will contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion, as is appropriate, to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other, in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party is to be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the Parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

10.4	Survival
(a)	The representations and warranties contained herein shall survive indefinitely.
(b)	All covenants and agreements contained herein shall survive in accordance with their terms.
(c)	Rights of indemnification and contribution shall survive until all applicable limitation periods (whether by statute or otherwise) relevant to the commencing of an action which could result in a claim for indemnification or contribution under this Agreement have expired and, if applicable, thereafter until any actual or contingent indemnification obligations have been finally determined and satisfied.

10.5	Indemnification by the Corporation with Respect to Representations, Warranties and Covenants

The Corporation shall indemnify and hold harmless SNDL, and its directors and officers (collectively, the “SNDL Indemnified Parties”) from and against any (a) Losses incurred by such SNDL Indemnified Party resulting from any breach in any material respect of any of the representations or warranties of the Corporation in this Agreement, and (b) Losses incurred by such SNDL Indemnified Party resulting from any breach in any material respect of any of the covenants or agreements of the Corporation in this Agreement.

10.6	Indemnification by SNDL with Respect to Representations, Warranties and Covenants

SNDL shall indemnify and hold harmless the Corporation and its directors and officers (collectively, the “Corporation Indemnified Parties”), from and against any (a) Losses incurred by any Corporation Indemnified Party resulting from any breach in any material respect of any of the representations or warranties of SNDL in this Agreement, and (b) Losses incurred by any Corporation Indemnified Party resulting from any breach in any material respect of any of the covenants or agreements of SNDL in this Agreement.

10.7	Remedies and Specific Performance

Except as provided in this Section 10.7, the rights of indemnity set forth in this Article 10 are the sole and exclusive remedies of each Party in respect of any misrepresentation, incorrectness in or breach of any representation or warranty by any Party under this Agreement and in respect of any Violation. The Parties agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or there is a threatened breach of any provision of this Agreement, the Parties shall be entitled to apply to a court of competent jurisdiction for specific performance, injunctive relief or other appropriate remedies to cause there to be compliance with and/or to prevent a breach of this Agreement.

10.8	Indemnification Procedures
(a)	In the event that any action is commenced by a third party involving a claim for which a Party is required to provide indemnification under this Agreement (an “Indemnifying Party”) may be liable to a party entitled to indemnification (an “Indemnified Party”) hereunder (an “Asserted Liability”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of such Asserted Liability (the “Claim Notice”); provided that no delay or failure on the part of the Indemnified Party in giving any such Claim Notice shall relieve the Indemnifying Party of any indemnification obligation hereunder, except to the extent that the Indemnifying Party is prejudiced by such delay. The Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice (the “Indemnification Notice Period”) to notify the Indemnified Party whether or not the Indemnifying Party desires, at the Indemnifying Party’s sole cost and expense, and by counsel of its own choosing, to defend against such Asserted Liability. If the Indemnifying Party undertakes to defend against such Asserted Liability (i) the Indemnifying Party shall use its commercially reasonable efforts to defend and protect the interests of the Indemnified Party with respect to such Asserted Liability and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld or delayed), consent to any settlement which does not contain an unconditional release of the Indemnified Party from the subject matter of the settlement or that contains an admission of liability or wrongdoing. The Indemnified Party shall have the right to participate in the defence against any Asserted Liability at its own expense. Notwithstanding the foregoing, in any event, the Indemnified Party shall have the right to control, pay or settle any Asserted Liability which the Indemnifying Party shall have undertaken to defend, so long as the Indemnified Party shall also waive any right to indemnification therefor by the Indemnifying Party. If the Indemnifying Party undertakes to defend against such Asserted Liability, the Indemnified Party shall fully render to the Indemnifying Party and its counsel such assistance and cooperation as may be required to ensure the proper and adequate defence and settlement of such claim or demand.

(b)	If the Indemnifying Party does not undertake within the Indemnification Notice Period to defend against such Asserted Liability, then the Indemnified Party shall have the right to participate in any such defence and the Indemnifying Party shall bear the reasonable costs and expenses of the Indemnified Party of such defence. In such case, the Indemnified Party shall control the investigation and defence and may settle or take any other actions the Indemnified Party deems reasonably advisable without in any way waiving or otherwise affecting the Indemnified Party’s rights to indemnification pursuant to this Agreement. The Indemnified Party and the Indemnifying Party agree to make available to each other, their counsel and other representatives, all information and documents available to them which relate to such claim or demand. The Indemnified Party and the Indemnifying Party also agree to render to each other such assistance and cooperation as may reasonably be required to ensure the proper and adequate defence and settlement of such claim or demand.
(c)	In calculating amounts payable to an Indemnified Party, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant, or agreement and shall be computed net of (i) payments recoverable by the Indemnified Party under any insurance policy with respect to such Losses, (ii) any prior or subsequent recovery by the Indemnified Party from any Person with respect to such Losses and (iii) any tax benefit receivable by the Indemnified Party with respect to such Losses.
(d)	To the extent that an Indemnifying Party makes any payment pursuant to this Article 10 in respect of Losses for which an Indemnified Party or any of its affiliates have a right to recover against a third party (including an insurance company), the Indemnifying Party shall be subrogated to the right of the Indemnified Party or any of its affiliates to seek and obtain recovery from such third party, provided; however, that if the Indemnifying Party shall be prohibited from such subrogation, the Indemnified Party or its affiliates, as applicable, shall seek recovery from such third party on the Indemnifying Party’s behalf and pay any such recovery to Indemnifying Party.

Article 11
MISCELLANEOUS

11.1	Notice
(a)	Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or SNDL will be validly given if delivered or if sent by registered letter, prepaid postage, or if sent by email:
(i)	if to the Corporation:
Nova Cannabis Inc.
101, 17220 Stony Plain Road NW
Edmonton, AB T5S 1K6

Attention:	Marcie Kiziak
Email:	[*]

(ii)	if to SNDL:
SNDL Inc.
#300, 919 - 11th Avenue SW
Calgary, AB

Attention:	Zachary George
Email:	[*]

with a copy to:

McCarthy Tétrault LLP Suite 5300 TD Bank Tower Box 48, 66 Wellington Street West Toronto ON M5K 1E6

Attention:	Ranjeev Dhillon and Rami Chalabi
Email:	rdhillon@mccarthy.ca; rchalabi@mccarthy.ca

and any such notice delivered or sent in accordance with the foregoing prior to 3:00 p.m. (Edmonton time) on a Business Day will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the second Business Day following the day of the mailing of the notice.

(b)	The Corporation or SNDL, as the case may be, may from time to time notify each other in the manner provided in this Section 11.1 hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation or SNDL, as the case may be, for all purposes of this Agreement.

(c)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Corporation or SNDL hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is actually delivered to an officer of the Party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.
11.2	Entire Agreement

This Agreement:

(a)	constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof; and
(b)	shall be binding on and enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement may not be amended or modified in any respect except by written instrument executed by the Corporation and SNDL.

11.3	Amendment and Restatement; Assignment to SNDL

This Agreement amends, restates in full and supersedes the Original Agreement with effect as of the date hereof, and it is hereby confirmed by the Parties hereto that all prior actions of the Parties made pursuant to the Original Agreement are effective as if made under this Agreement on the date made. To the extent required for the purposes of the amendment and restatement of the Original Agreement contemplated hereby, upon the execution of this Agreement, Alcanna assigns to SNDL, and SNDL assumes from Alcanna, all rights, titles and benefits of Alcanna under the Original Agreement (as amended) and Nova irrevocably consents to such assignment.

11.4	Termination

This Agreement will automatically terminate upon the earliest to occur of the following events:

(a)	the first date on which the Equity Ownership Percentage of the SNDL Group is less than 5%;
(b)	this Agreement is terminated by written agreement of the Parties; and
(c)	the liquidation and dissolution of the Corporation.
11.5	Remedies

Except as otherwise provided herein, the Parties agree that the Corporation and SNDL shall be entitled to equitable relief (without the need to post security), including injunction and specific performance, in the event of any breach or anticipatory breach by the Corporation or SNDL, as the case may be, of the provisions of this Agreement, in addition to any other remedies available to the Corporation or SNDL, as the case may be, at law or in equity, and the Parties acknowledge and agree that an award of damages may not be an effective or adequate remedy in the event of a breach by the Corporation or SNDL, as the case may be, of this Agreement.

11.6	Additional Rights

Except as otherwise provided herein, each Party’s rights under this Agreement are in addition to and not in substitution for any other rights of that Party at law, in equity or otherwise.

11.7	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

11.8	Assignment

SNDL may, upon the provision of no less than ten (10) Business Days prior written notice to the Corporation, assign this Agreement to any other member of the SNDL Group, including any member to whom Common Shares are transferred (whereupon such transferee shall be deemed to become a Holder in respect of such Common Shares), provided, however that such transferor must remain party hereto in respect of any Common Shares, as applicable, remaining held by it. Except as aforesaid, this Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party.

11.9	Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct, so long as the economic or legal substance of the Agreement is not affected in any manner materially adverse to either Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Agreement be consummated as originally contemplated to the fullest extent possible.

11.10	Further Assurances

Each of the Parties, upon the request of the other, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable in connection with this Agreement.

11.11	Time

The Parties agree that time is of the essence in this Agreement.

11.12	Counterpart Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on electronic delivery of an executed copy of this Agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized officers as of the date first above written.

SNDL INC.

Per:
Name:
Title:

NOVA CANNABIS INC.

Per:
Name:
Title:

Acknowledged and agreed to as of the day and year first written above solely for the purposes of Section 11.3.

ALCANNA INC.

Per:
Name: Title:

[Signature Page to the Amended and Restated Investor Rights Agreement]

APPENDIX D

(See attached.)

sndl INC.

- and -

NOVA CANNABIS INC.

AMENDED AND RESTATED COLLABORATION AND FINANCIAL REPORTING AGREEMENT

DATED AS OF [●], 2023

Article 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation	5
1.3 Date for any Action	6
1.4 Governing Law and Attornment	6

Article 2 STATEMENT OF OBJECTIVES	6
2.1 Statement of Objectives	6

Article 3 TERM	7
3.1 Term	7

Article 4 AUDITOR AND Financial Statements	7
4.1 Auditor	7
4.2 Preparation of Financial Statements	7

Article 5 AUDIT AND FINANCIAL REPORTING PROCESS	7
5.1 Timing of Audits	7
5.2 Timing of Public Disclosure	8
5.3 Access to Accounting Firm and Working Papers; Disclosure of Nova information to SNDL	8
5.4 Taxation Reporting	9
5.5 Media Relations Coordination	9
5.6 Communications with Securities Commissions	10
5.7 Litigation Reporting	10
5.8 Confidentiality and Disclosure Policy	10
5.9 Disclosure Committee	10
5.10 Investor Relations	10

Article 6 COLLABORATION AND CORPORATE GOVERNANCE	11
6.1 Collaboration and Consultation	11
6.2 Authority Guidelines	11
6.3 Governance Policies, Practices and Standards	11

Article 7 INSPECTION AND REMEDIES	12
7.1 Inspection	12
7.2 Remedies	12

Article 8 TERMINATION	12
8.1 Termination for Change of Control of Nova	12
8.2 Effect of Termination	13

- i -

Article 9 GENERAL	13
9.1 Notice	13
9.2 Amendment and Restatement; Assignment to SNDL	14
9.3 Assignment	14
9.4 Non-Merger	14
9.5 Entire Agreement	14
9.6 Remedies	14
9.7 Additional Rights	14
9.8 Waiver	15
9.9 Severability	15
9.10 Further Assurances	15
9.11 Time	15
9.12 Counterpart Execution	15

- ii -

AMENDED AND RESTATED COLLABORATION AND
FINANCIAL REPORTING AGREEMENT

THIS AMENDED AND RESTATED COLLABORATION AND FINANCIAL REPORTING AGREEMENT is made as of the [●] day of [●], 2023 between:

SNDL INC., a corporation incorporated under the laws of the Province of Alberta,

(“SNDL”)

- and -

NOVA CANNABIS INC., a corporation continued under the laws of the Province of Alberta,

(“Nova”)

WHEREAS:

A.	Pursuant to the terms of an arrangement agreement dated October 7, 2021, as amended by the amending agreement dated January 6, 2022, SNDL acquired all of the issued and outstanding shares of Alcanna Inc. (“Alcanna”).
B.	On March 21, 2021, Nova and Alcanna entered into a collaboration and financial reporting agreement (the “Original Agreement”).
C.	On December 20, 2022, SNDL and Nova entered into an implementation agreement (the “Implementation Agreement”).
D.	The Implementation Agreement contemplates, among other things, that SNDL and Nova amend and restate the Original Agreement and enter into this Agreement pursuant to which SNDL and Nova will collaborate and coordinate their respective financial reporting obligations under Securities Laws while respecting the independence of the Nova Board of Directors in overseeing the management of the business and affairs of Nova, on and subject to the terms and conditions hereof.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)	“affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person but, in respect of affiliates of SNDL, does not include Nova and vice versa. For the purposes of this definition and the definition of “subsidiary”, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Agreement” means this Amended and Restated Collaboration and Financial Reporting Agreement, as may be amended, restated, replaced or supplemented from time to time;
(c)	“Alcanna” has the meaning set forth in the Recitals;
(d)	“Audit” means a review process of annual Financial Statements by an Independent Accounting Firm for the purpose of an expression of an opinion on the fairness with which the Financial Statements present, in all material respects, the financial position, results of operations and cash flows in conformity with IFRS;
(e)	“Board” means the Board of Directors of either Nova or SNDL, as the case may be;
(f)	“Business Day” means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in Calgary, Alberta or New York, New York and shall be a day on which both the TSX and the Nasdaq are open for trading;
(g)	“Change of Control Transaction” means, other than as may be contemplated by the Implementation Agreement, one or a series of transactions or events resulting in a change of control of Nova, which for these purposes will include the occurrence of any of the following, directly or indirectly: (a) the acquisition by any Person, or group of Persons acting jointly or in concert, other than SNDL or its affiliates, of beneficial ownership or control over 50% or more of the outstanding voting securities of Nova; (b) an arrangement, merger, amalgamation or other combination of the business or all or substantially all of the property of Nova with or into any other Person, other than SNDL or its affiliates; or (c) the lease, sale, transfer or other disposition of all or substantially all of the assets of Nova on a consolidated basis to any Person other than SNDL or its affiliates; provided that a Change of Control Transaction shall not include a lease, sale, merger, arrangement, amalgamation, reorganization or similar transaction if (i) the previous holders of voting securities of Nova immediately prior to such transaction(s) hold at least 50% of the voting control or direction in such merged, arranged, amalgamated, reorganized or other continuing entity (and, in the case of a lease, sale, transfer or other disposition of all or substantially all of the assets, in the entity which has acquired such assets) and more than 50% of the total number of outstanding shares of such entity, in each case, immediately following the completion of such transaction(s), and (ii) the previous holders of voting securities of Nova immediately prior to such transaction(s) hold such voting securities, immediately following the applicable transaction(s), in substantially the same proportions (vis a vis each other) as were held immediately prior to the completion of such transaction(s);

(h)	“Disclosure Committee” means a committee formed to review all proposed public disclosures prior to their dissemination;
(i)	“Effective Date” means the date of this Agreement;
(j)	“ESG” has the meaning set forth in 6.3(d);
(k)	“Financial Statements” means the financial position, results of operations and cash flows of a Person for a particular period;
(l)	“Forecasts” means forecast formats and mechanisms that SNDL employs for its internal reporting and financial management;
(m)	“Governmental Authority” means any (i) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing (including the Securities Commissions); or (iii) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the TSX and the Nasdaq), regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing and “Governmental Authorities” means more than one Governmental Authority;
(n)	“IFRS” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards and applied on a basis consistent with preceding years;
(o)	“Implementation Agreement” has the meaning set forth in the Recitals;
(p)	“Independent Accounting Firm” means an accounting firm that are independent public accountants as required by Securities Laws and who are independent in accordance with the requirements of the institute of chartered accountants in each of the Qualifying Jurisdictions;
(q)	“Internal Audit Review” means a review or investigation carried out by the Internal Audit team of SNDL;
(r)	“laws” means all federal, national, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, staff notices, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority or self-regulatory authority, and the term “applicable” with respect to such laws and in a context that refers to one or more Persons, means such laws as are binding upon or applicable to such Person or its assets;

(s)	“M&A Activity” has the meaning set forth in 6.1(b);
(t)	“MSA” means the Amended and Restated Management and Administrative Services Agreement between Alcanna and Nova dated as of the Effective Date, as may be amended, supplemented or replaced from time to time;
(u)	“Nasdaq” means The Nasdaq Stock Market;
(v)	“Original Agreement” has the meaning set forth in the Recitals;
(w)	“Parties” means, collectively, SNDL and Nova, and their respective successors and permitted assigns and “Party” means either one of them;
(x)	“Person” includes a natural person, a firm, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a Governmental Authority or any other entity, and the executors, administrators or other legal representatives of an individual in such capacity;
(y)	“Qualifying Jurisdictions” means each of the provinces and territories of Canada;
(z)	“Quarterly Review” means a review process of interim quarterly Financial Statements by an Independent Accounting Firm for the purpose of providing a basis for communicating whether such Independent Accounting Firm is aware of any material modifications that should be made to the interim quarterly Financial Statements for it to conform with the applicable financial reporting framework;
(aa)	“Securities Commissions” means the applicable securities commission or similar regulatory authority in each of the provinces and territories of Canada;
(bb)	“Securities Laws” means, collectively, U.S. Securities Laws, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations and rules made thereunder, together with all applicable policy statements, instruments, notices, blanket orders and rulings of the Canadian Securities Administrators and the Securities Commissions;
(cc)	“subsidiary” means a Person that is controlled, directly or indirectly, by another Person;
(dd)	“TSX” means the Toronto Stock Exchange;
(ee)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;
(ff)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder; and
(gg)	“U.S. Securities Laws” means U.S. federal securities laws, including the U.S. Securities Act and the U.S. Exchange Act, and any applicable U.S. state securities laws.

1.2	Interpretation

Unless the context otherwise requires, the following provisions will govern the interpretation of this Agreement:

(a)	References to this Agreement: the words “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, article and other references are to those contained in or attached to this Agreement, in each case unless otherwise specified;
(b)	Words Importing the Singular: the meanings given to terms defined in this Agreement apply to both the singular and plural forms of those terms, and terms importing a particular gender or neuter in this Agreement include all genders and neuter;
(c)	Derivative Meanings: where in this Agreement a term is defined, a derivative of that term shall have a corresponding meaning;
(d)	Interpretation Not Affected by Headings, Etc.: the division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(e)	Computation of Time: each reference to “days” in this Agreement means calendar days, unless the term “Business Days” is used. Each reference to a time of day in this Agreement means that time in Calgary, Alberta, unless otherwise specified. In computation of periods of time in this Agreement from a specified date to a later specified date, the word “from” means “from and excluding” and the words “to” and “until” each means “to and including”;
(f)	References to Statute: except as otherwise specified in this Agreement, each reference in this Agreement to a statute, requirement of applicable law or the consent of a Governmental Authority shall be deemed to refer to such statute, requirement of applicable law or the consent of a Governmental Authority as the same may be amended, supplemented or otherwise modified from time to time;
(g)	References to this Agreement: except as otherwise specified in this Agreement, each reference in this Agreement to any agreement (including a reference to this Agreement):
(i)	includes all schedules, exhibits, annexes or other attachments thereto; and
(ii)	refers to that agreement as it may be amended, supplemented or otherwise modified from time to time;
(h)	References to Parties: each reference in this Agreement to a Party shall be deemed to include that Party's successors and permitted assigns; and

(i)	Currency: Except as otherwise stated, all references in this Agreement to “Dollars” or “$” are to lawful money of Canada.
1.3	Date for any Action

In the event that any date on which any action is required to be taken hereunder by either of the Parties is not a Business Day that action shall be required to be taken on the next succeeding day which is a Business Day.

1.4	Governing Law and Attornment

This Agreement will be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and will be treated in all respects as an Alberta contract. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute related to or arising from this Agreement.

Article 2
STATEMENT OF OBJECTIVES

2.1	Statement of Objectives

The Parties agree that the primary objectives and guiding principles of their contractual relationship under this Agreement are as follows:

(a)	to enable Nova and SNDL to meet their respective financial reporting obligations under Securities Laws and to ensure consistency, where appropriate, between the public disclosure of Nova and SNDL;
(b)	to document the collaboration and coordination obligations between Nova and SNDL; and
(c)	to ensure the Parties regularly review, and if required refresh, the collaboration relationship contemplated under this Agreement so that the relationship continues to function effectively over the term of this Agreement.

The Parties agree that the above-noted objectives and guiding principles are not, as such, intended to create binding legal obligations, but are instead intended to document the mutual objectives of the Parties in connection with the relationship under the Agreement. The provisions of this Agreement are to be interpreted, in case of ambiguity, in light of the objectives and guiding principles set forth in this Section 2.1.

Article 3
TERM

3.1	Term

This Agreement is effective as of the Effective Date and, unless terminated earlier as provided in this Agreement, shall continue in effect until the earlier of:

(a)	when SNDL no longer desires to consolidate Nova's results of operations and financial position or to account for its investment in Nova under the equity method of accounting; and
(b)	such date as SNDL and Nova may mutually agree in writing.

Prior to the expiry or termination of the Agreement, the Parties shall negotiate in good faith the basis upon which they will phase out the obligations and requirements contemplated by this Agreement.

Article 4
AUDITOR AND Financial Statements

4.1	Auditor

If requested by SNDL upon not less than 60 days' written notice, Nova shall engage the same Independent Accounting Firm that conducts Audits of SNDL to conduct Nova's yearly Audits. If SNDL requests that Nova engage the same Independent Accounting Firm as SNDL pursuant to this Section 4.1, SNDL shall be responsible for all costs and expenses incurred by Nova to facilitate such change of Nova's Independent Accounting Firm.

4.2	Preparation of Financial Statements

Unless otherwise expressly agreed to by the Parties in writing, Nova will prepare its Financial Statements in accordance with IFRS.

Article 5
AUDIT AND FINANCIAL REPORTING PROCESS

5.1	Timing of Audits

The Parties will work together in good faith to establish timelines for completion of Nova's annual Audit and Quarterly Reviews to permit SNDL and SNDL's Independent Accounting Firm to perform such procedures as they deem necessary in relation to Nova's financial results, to consolidate Nova's financial results into SNDL's annual and quarterly Financial Statements and complete SNDL's Audit and Quarterly Reviews in accordance with and on the timelines required by applicable laws. Once established, Nova will comply with the timelines for completion of its annual Audit and Quarterly Reviews. Thereafter, should either Party wish to amend the timelines, the Parties will work together in good faith to agree to a new timeline.

5.2	Timing of Public Disclosure

The Parties will work together in good faith to establish a framework and timelines to coordinate their respective public disclosures as such disclosure is required by Securities Laws. Such framework shall be subject to agreement of the Parties and shall include, without limitation: (a) the general requirement that Nova's public disclosure occurs on the same day and immediately in advance of SNDL's public disclosure; (b) a rolling three-year calendar to establish Nova disclosure timelines and schedule Nova Board and Nova Disclosure Committee meetings to support such disclosure timelines; and (c) a requirement that 10 days prior to a Nova Board meeting, Nova provide to SNDL a draft quarterly financial report (Financial Statements and MD&A) in respect of the then current quarter. Without limiting the foregoing, Nova will consult and coordinate with SNDL with regard to Nova's public disclosures to occur in Q1 2023, including with respect to FY 2022, with reference to the calendar that has been developed by SNDL for its 2023 annual public disclosure. In addition, Nova will deliver to SNDL, by the later of January 1, 2023 and the Effective Date of this Agreement its proposed calendar for public disclosures to occur in Q1 2023 with respect to FY 2022. Thereafter, Nova will provide in advance of the commencement of each quarter, its proposed calendar for public disclosures to be made in respect of the then current quarter. Once the foregoing framework and calendars have been established and agreed by the Parties, Nova will comply with the applicable timelines. Thereafter, should either Party wish to amend the timelines, the Parties will work together in good faith to agree to a new timeline.

5.3	Access to Accounting Firm and Working Papers; Disclosure of Nova information to SNDL
(a)	Nova will authorize its Independent Accounting Firm to make available to SNDL and its Independent Accounting Firm reasonable access to the Personnel who performed or are performing the annual Audit and Quarterly Reviews of Nova's Financial Statements, as well as the working papers for such Audits and Quarterly Reviews, within a reasonable time prior to the date of the completion of and following completion of such Quarterly Review by Nova's Independent Accounting Firm and in any event in sufficient time to permit SNDL to consolidate the financial results of Nova into SNDL's Financial Statements.
(b)	Nova will provide complete and timely disclosure to SNDL of any information that SNDL reasonably needs to satisfy SNDL's continuous reporting obligations under Securities Laws and for material operational/management needs and will coordinate with SNDL the timing of public disclosure of information with respect to Nova where the disclosure is material to SNDL, as reasonably determined by SNDL. Without limiting the generality of the foregoing, in furtherance of the foregoing, Nova will:
(i)	provide reasonable access to Nova's books, records, systems and Personnel to SNDL's Independent Accounting Firm;
(ii)	provide reasonable access to Nova's books, records, systems and Personnel as necessary for SNDL to fulfill its continuous reporting obligations, including, without limitation to prepare SNDL's information circular (including data on named executive officers), annual information form, and any other information, documents or reports that SNDL is required to file with the Securities Commissions in accordance with Securities Laws;

(iii)	deliver monthly, quarterly and annual reporting information and annual budgets and Forecasts to SNDL in a timely manner reasonably sufficient to allow SNDL to achieve its planning and reporting timelines;
(iv)	promptly disclose and deliver information to SNDL related to any event or action that would be considered a “material fact” with respect to Nova or constitute a “material change” in relation to Nova (as such terms are defined under Securities Laws), and discuss in good faith any fact or event as to which there is uncertainty whether the fact or event may constitute a “material fact” or “material change”;
(v)	conform as reasonably necessary with SNDL's financial presentation and accounting policies and management reporting framework, including for intercompany transactions;
(vi)	provide necessary disclosure of information about Nova's internal controls over financial reporting and reasonable access to Nova's books and records related to such controls to SNDL;
(vii)	where appropriate and necessary for SNDL to support its disclosure obligations, provide access to records relating to meetings of or determinations by Nova's Disclosure Committee;
(viii)	provide and/or cause to be provided to SNDL accurate and timely information that SNDL or any of its subsidiaries require to disclose to any Governmental Authority with respect to tax; and
(ix)	provide SNDL with copies of any proposed public filings, and a reasonable opportunity to review and comment on such documents.
(c)	If the provision and sharing of information pursuant to this Section 5.3 and/or this Agreement generally would cause SNDL and/or Nova to be in non-compliance with a duty of confidentiality owed to a third party, SNDL and Nova each agree, as applicable, to become subject to any confidentiality obligations necessary in order to comply with the obligations to provide and share information under this Agreement.
5.4	Taxation Reporting

Each of SNDL and Nova will provide accurate, complete and timely disclosure to the other Party of any information that they reasonably need to satisfy tax compliance obligations in any jurisdiction and will take steps necessary to preserve privilege that may exist with respect to such information

5.5	Media Relations Coordination

Nova will provide SNDL with drafts of Nova's news releases and provide SNDL with a reasonable opportunity to review and comment on such releases, in any event prior to the dissemination of such media releases. In addition, Nova will provide SNDL with prompt notification of any media content about Nova that may have a material impact on the brands used in the conduct of SNDL's liquor business and coordinate with SNDL in formulating a response to such media content.

5.6	Communications with Securities Commissions

Each of SNDL and Nova will promptly provide complete and timely disclosure to the other Party of any communications or correspondence from the Securities Commissions or any other Governmental Authority that may be relevant to the other Party. Each of SNDL and Nova agree to provide the other Party with such information that the other Party may reasonably require in order to comply with its obligations under Securities Laws. Nova and SNDL will consult and cooperate with each other with regard to the response to any such communications or correspondence, where appropriate.

5.7	Litigation Reporting

Nova will provide a report of outstanding litigation to SNDL on a quarterly basis, promptly following the end of each quarter. In addition:

(a)	Nova will notify SNDL within three (3) Business Days if Nova is served with notice of a claim or possible claim that could be material to Nova and/or SNDL; and
(b)	SNDL will notify Nova within three (3) Business Days if SNDL is served with notice of a claim or possible claim that could be material to Nova.

Nova and SNDL will consult and cooperate with each other with regard to the defence or settlement of any claim or proceeding or possible or threatened claim or proceeding, whether or not formally asserted, that could be material to Nova and SNDL.

5.8	Confidentiality and Disclosure Policy

Nova will maintain a confidentiality and disclosure policy that aligns with SNDL's confidentiality and disclosure policy, and that includes a commitment to disclose material facts and changes relating to Nova to SNDL and other shareholders on a timely basis in accordance with applicable Securities Laws. SNDL agrees to share with Nova a copy of SNDL's confidentiality and disclosure policy and promptly provide any updates or amendments thereto.

5.9	Disclosure Committee

Nova will establish and maintain a Disclosure Committee with a mandate consistent with the corresponding committee of the board of directors of SNDL. Subject to any restrictions under applicable Securities Laws or unless otherwise agreed to by the Parties, Nova shall invite a member of SNDL's management to attend meetings of such Disclosure Committee as an observer.

5.10	Investor Relations

Nova will review with SNDL prior to the release of any messaging to be communicated to its shareholders. The Nova investor relations team will coordinate and cooperate with the SNDL investor relations team. Nova and SNDL shall work together in good faith to establish processes to ensure coordination between SNDL and Nova investor relations messaging. Such processes will include:

(a)	coordination of messaging for quarterly investor calls; and
(b)	coordination of messaging for and non-periodic investor relations events such as investor conferences, investor meeting and roadshows.

Article 6
COLLABORATION AND CORPORATE GOVERNANCE

6.1	Collaboration and Consultation

Each of the Parties shall provide to the other Party on a timely basis all of the information within its control which is required to: (a) enable the other Party to satisfy its continuous disclosure and reporting obligations under Securities Laws; (b) meet the operational/management needs of the other Party, including (without limitation):

(a)	strategic and business planning;
(b)	activity that would be considered a material fact or material change involving the acquisition of the securities, business, technology, property or other assets of another Person (“M&A Activity”);
(c)	preparation of budgets and Forecasts;
(d)	preparation of public filings and press releases;
(e)	banking and credit relationships, including issuance of debt;
(f)	retainer of external tax, investor relations, legal and risk management advisors;
(g)	retainer of subsidiary governance service providers and coordination on subsidiary governance where beneficial;
(h)	investor relations;
(i)	ongoing enterprise risk assessment; and
(j)	tax planning and ongoing administration of tax compliance.
6.2	Authority Guidelines

Nova will adopt and maintain an approval matrix that will set forth, among other things, the signing authority levels for approving various types of financial and operational transactions including those matters that specifically require the approval of the Nova Board.

6.3	Governance Policies, Practices and Standards

Nova will adopt governance policies, practices and standards that are consistent with and at least as stringent as the corresponding SNDL policies, standards and procedures, which such practices, standards and procedures to be adapted to conform to Nova's business and applicable laws. SNDL agrees to provide Nova with all of SNDL's policies, practices and standards to which this Section 6.3 is applicable and any updates or amendments thereto.

Changes to the following governance documents and policies of Nova will be subject to consultation and review with SNDL prior to submission to the Nova Board for approval:

(a)	Board Policy Manual;
(b)	Approval matrix described in Section 6.2;
(c)	Code of Ethics and Conduct/Whistleblower Policy;
(d)	Environmental, social and governance policies (“ESG”) and ESG-related policies; and
(e)	Insider Trading Policy (which will apply with respect to trading in Nova securities and SNDL securities).

Article 7
INSPECTION AND REMEDIES

7.1	Inspection

In the event of Nova's non-compliance with its obligations under this Agreement, including its obligations regarding disclosure of Nova information to SNDL and/or collaboration with SNDL, SNDL Personnel or agents shall have full right of access to Nova materials, systems and Personnel that it requires to remedy the non-compliance and Nova will reimburse SNDL for any costs incurred by SNDL in investigating and remedying such noncompliance.

7.2	Remedies

Without prejudice to their other remedies, SNDL's remedy for a breach by Nova of its obligations under this Agreement include SNDL's right to require:

(a)	Nova to engage resources at Nova's cost to remedy the breach; and
(b)	an amendment to the scope of services under the MSA permitting SNDL to take over functions at Nova's expense for recurring breaches on the part of Nova.

Article 8
TERMINATION

8.1	Termination for Change of Control of Nova

If at any time there is a proposed Change of Control Transaction of Nova, which is not approved in advance by SNDL, SNDL may terminate this Agreement upon thirty (30) days’ prior written notice to Nova, without penalty.

8.2	Effect of Termination

Termination of this Agreement, however and whenever occurring, shall not prejudice or affect any right of action or remedy that has accrued to either Party up to and including the date of such termination.

Article 9
GENERAL

9.1	Notice

Any notice required or permitted to be given hereunder (other than communication between the Parties for operational purposes) shall be in writing and shall be sent electronically, hand delivered or sent by prepaid registered mail, in each case addressed as follows:

(a)	If to SNDL:

SNDL Inc.
919 - 11 Avenue SW, Suite 200

Calgary, AB T2R 1P3

Attention:	Zachary George
Email:	[*]

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP

Suite 5300

TD Bank Tower

Box 48, 66 Wellington Street West

Toronto, Ontario

M5K 1E6

Attention:	Ranjeev Dhillon and Rami Chalabi
Email:	rdhillon@mccarthy.ca; rchalabi@mccarthy.ca

(b)	to Nova:

Nova Cannabis Inc.
#101 17220 Stony Plain Rd
Edmonton, AB T5S 1K6

Attention:	Marcie Kiziak
Email:	[*]

or to such other address as any Party may by written notice to the other Party, indicate as its new address for the purposes of this provision. Any such notice given by a Party in accordance with the foregoing will be deemed to have been received by the Party to which it is addressed, on the date of delivery, in the case of a notice that is hand delivered or emailed, and four (4) Business Days following the date of mailing, in the case of notice sent by prepaid registered mail.

9.2	Amendment and Restatement; Assignment to SNDL

This Agreement amends, restates in full and supersedes the Original Agreement with effect as of the date hereof, and it is hereby confirmed by the parties hereto and thereto that all prior actions of the parties hereto and thereto made pursuant to the Original Agreement are effective as if made under this Agreement on the date made. To the extent required for the purposes of the amendment and restatement of the Original Agreement contemplated hereby, upon the execution of this Agreement, Alcanna assigns to SNDL, and SNDL assumes from Alcanna, all rights, titles and benefits of Alcanna under the Original Agreement (as amended) and Nova irrevocably consents to such assignment.

9.3	Assignment

Except as provided for herein, neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party.

9.4	Non-Merger

Each Party hereby agrees that, except as specifically provided for herein, all provisions of this Agreement, shall survive the execution and delivery of this Agreement and any and all documents delivered in connection herewith.

9.5	Entire Agreement

This Agreement:

(a)	constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof; and
(b)	shall be binding on and enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement may not be amended or modified in any respect except by written instrument executed by the Parties.

9.6	Remedies

Except as otherwise provided herein, the Parties agree that each other shall be entitled to equitable relief (without the need to post security), including injunction and specific performance, in the event of any breach or anticipatory breach by a Party of the provisions of this Agreement, in addition to any other remedies available to a Party, at law or in equity, and the Parties acknowledge and agree that an award of damages may not be an effective or adequate remedy in the event of a breach by a Party of this Agreement.

9.7	Additional Rights

Except as otherwise provided herein, each Party's rights under this Agreement are in addition to and not in substitution for any other rights of that Party at law, in equity or otherwise.

9.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

9.9	Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct, so long as the economic or legal substance of the Agreement is not affected in any manner materially adverse to either Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Agreement be consummated as originally contemplated to the fullest extent possible.

9.10	Further Assurances

Each of the Parties, upon the request of the other Party, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable in connection with this Agreement.

9.11	Time

The Parties agree that time is of the essence in this Agreement.

9.12	Counterpart Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on electronic delivery of an executed copy of this Agreement.

[Signature Page Follows]

IN WITNESS HEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first written above.

SNDL INC.		NOVA CANNABIS INC.

Per:		Per:
	Name: Title:		Name: Title:

Acknowledged and agreed to as of the day and year first written above solely for the purposes of Section 9.2.

ALCANNA INC.

Per:
Name: Title:

Signature Page to the Amended and Restated Collaboration and Financial Reporting Agreement

APPENDIX E

(See attached.)

GRID PROMISSORY NOTE

[●], 2023

1.	Promise to Pay

FOR VALUE RECEIVED, Nova Cannabis Inc. (the “Payor”), hereby promises to pay to or to the order of SNDL Inc. (the “Payee”), the ultimate unpaid principal balance of all advances (each such advance, an “Advance” and collectively, the “Advances”) made to the Payor from time to time pursuant to this Promissory Note (regardless whether the same is from time to time reduced and thereafter increased, or entirely extinguished and thereafter incurred again), and interest as hereinafter provided on the principal sum outstanding and all other amounts owing under this Promissory Note from time to time, as well after as before maturity, default and judgment, from the date of this Promissory Note until all such amounts are paid in full. In this Promissory Note, Nova Cannabis Stores GP Inc., Nova Cannabis Stores Limited Partnership, Nova Cannabis Analytics GP Inc. and Nova Cannabis Analytics Limited Partnership are referred to collectively as the “Guarantors”, and together with the Payor, the “Loan Parties”.

The principal balance outstanding at any time is due and payable on [●], 2026 (the “Maturity Date”) in accordance with Section 8. Interest that is not paid when due shall be added to the principal sum and itself bear interest as such.

In this Promissory Note capitalized words and phrases used but not otherwise defined herein have the meanings ascribed to them in Schedule A, attached hereto.

2.	Advances

This Promissory Note evidences loans made by the Payee to the Payor from time to time in one or more Advances, and the Payor’s payments against such Advances and interest thereon.

The Payor and the Payee acknowledge and agree that this Promissory Note represents a committed revolving credit facility (the “Facility”) available to the Payor from the Payee in a principal amount not to exceed Fifteen Million Dollars ($15,000,000) (the “Maximum Principal Amount”).

Notwithstanding the above paragraph, the Payor, upon prior written notice to the Payee, may increase the Maximum Principal Amount to a principal amount not to exceed Twenty Five Million Dollars ($25,000,000), provided that: (i) the Payee in its full and unfettered discretion consents to such increase; and (ii) the Loan Parties shall not be in default of this Promissory Note at the time of any such increase to the Maximum Principal Amount.

It is contemplated that by reason of prepayments hereon or otherwise, there may be times when no indebtedness is owing hereunder; but notwithstanding such occurrences, this Promissory Note shall remain valid and shall be in full force and effect as to Advances (i.e., reborrowings) made pursuant to and under the terms of this Promissory Note subsequent to each such occurrence. For the avoidance of doubt, the Payor may borrow, repay and reborrow hereunder in respect of the Facility.

The date and amount of each Advance, the amount of each prepayment or payment (principal and accrued interest) made in respect of each Advance and the principal balance outstanding on this Promissory Note after each such prepayment or payment shall be noted by the Payee in accordance with Section 7.

Advances in respect of the Facility shall be made by the Payee upon delivery by the Payor to the Payee, by facsimile, electronic mail, or other means acceptable to the Payee, of a request for an Advance. Such request shall include the aggregate amount of the Advance requested, which shall not, together with the aggregate unpaid principal outstanding of any prior Advances under this Promissory Note, exceed the Maximum Principal Amount, and the requested funding date of such Advance. The Payee shall use good faith reasonable efforts to make an Advance on the requested funding date.

3.	Purpose

The Advances will be used by the Payor for working capital, general corporate purposes and acquisitions.

4.	Interest

Interest shall be calculated monthly, not in advance, at the Interest Rate calculated and compounded monthly from the date of such Advance on the principal sum remaining unpaid and outstanding from time to time (including overdue interest, if any), and be charged for the actual number of days elapsed, on the basis of a year of 365 or 366 days, as applicable. Interest on the outstanding Maximum Principal Amount shall be payable in cash monthly on the last day of each month after the date hereof.

“Interest Rate” means, on any day, the annual rate of interest announced from time to time by Canadian Imperial Bank of Commerce (“CIBC”) as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by CIBC in Canada, plus 2.75%.

5.	Term

Subject to the terms hereof, the Facility will be available from [●], 2023, until the Maturity Date (the “Term”), subject to the right to terminate upon certain Events of Default by the Loan Parties as specified herein. Upon termination of the Facility due to an Event of Default that has not been cured, outstanding Advances plus interest will be immediately repayable in full.

6.	Interest Act (Canada)

The Interest Rate which is calculated under this Promissory Note on any basis other than a full calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

7.	Grid

The Payor authorizes and directs the Payee and its employees and authorized agents to endorse upon the grid attached as Schedule B hereto, the date and amount of each Advance and repayment of principal under this Promissory Note, together with the unpaid principal balance outstanding from time to time and, in the absence of manifest error, each such endorsement shall be prima facie evidence of the amounts so advanced and repaid and the balance of principal outstanding under this Promissory Note.

Provided, however, that the failure to record any amount on the grid (or any errors in notation) shall not affect the obligations of the Payor or the rights and remedies of the Payee with respect to advances actually made hereunder or prevent payments of principal actually made by or on behalf of the Payor from being credited to the Payor.

8.	Payment

All payments, whether made as in this Promissory Note provided or otherwise, shall be made at the offices of SNDL Inc. #300, 919 - 11th Avenue SW, Calgary, Alberta, T2R 1P3, or at such other place or places as the Payee may from time to time in writing direct, in immediately available Canadian funds, and shall be applied, first to costs of collection, if any, then in satisfaction of accrued and unpaid interest, and the remainder to the outstanding balance of the principal sum.

9.	Prepayment

At any time and from time to time prior to the Maturity Date, the Payor may pay to the Payee all or any portion of the principal sum owing hereunder, without notice, premium or penalty; provided that each such payment is accompanied by accrued interest on the amount of principal so paid, calculated to the date of such payment. The Payor may, at any time and without penalty, upon two (2) business days' notice to the Payee, without any premium or penalty, permanently cancel any unadvanced portion of the Facility.

10.	Conditions Precedent

The obligation of the Payee to provide the Facility and make the initial Advance hereunder is subject to and conditional upon the prior satisfaction of the following conditions precedent:

(a)	All conditions precedent to the Implementation Agreement shall have been satisfied;
(b)	duly executed copies of this Promissory Note and the documents described below, in a form satisfactory to the Payee (collectively, the “Security”, and together with this Promissory Note, collectively, the “Loan Documents”):
(i)	a general security agreements from each Loan Party constituting a first priority ranking security interest (subject to Permitted Liens) over all of the present and future property of such Loan Party, duly registered, filed and recorded in all relevant jurisdictions where required by applicable law or where the Payee considers it necessary, in its sole discretion, to do so; and
(ii)	a joint and several guarantee from the Guarantors of the obligations of the Payor under this Promissory Note;
(c)	payout letters, releases, discharges and postponements that are required in the discretion of the Payee (in registerable form where necessary) with respect to all encumbrances affecting the collateral encumbered by the Security that are not permitted in writing by the Payee, will have been delivered to the Payee, including without limitation:

(i)	evidence of discharge of Registration No. 301965142, in favour of YSS Corp. under The Personal Property Security Act, 1993 (Saskatchewan);
(d)	except as otherwise agreed by the Payee, the Payee will have received certified copies of all shareholder, regulatory, governmental and other approvals required in order for the Payor, to enter into the Loan Documents and for the Payor to perform its obligations thereunder;
(e)	the Payee will have received certified copies of the organizational documents of the Payor, the resolutions authorizing the execution and delivery of, and performance of the Payor’s respective obligations under the Loan Documents and the transactions contemplated herein, and a certificate as to the incumbency of the officers of the Payor executing the Loan Documents and any other documents to be provided pursuant to the provisions hereof;
(f)	a currently dated letter of opinion of the Payor’s counsel as to such matters and in such form as Payee's counsel deems appropriate addressed to the Payee and to Payee's counsel will have been delivered to the Payee; and
(g)	the representations and warranties provided for herein will continue to be true and correct as of the date of the initial Advance hereunder.
11.	Representations and Warranties

Each Loan Party hereby represents and warrants to the Payee that each statement set forth in this Section 11 is true and correct on the date hereof and acknowledges and confirms that the Payee is relying upon such representations and warranties:

(a)	Each Loan Party has all necessary capacity to enter into and perform all of its obligations contemplated by the Loan Documents.
(b)	Each Loan Party is a limited partnership or duly incorporated, as applicable, and each Loan Party is organized and is a valid and subsisting limited partnership or corporation, as applicable, under the laws of its jurisdiction of organization, with the corporate or limited partnership power, as applicable, and capacity to own or lease its property and assets and carry on its business.
(c)	Each Loan Party has all necessary limited partnership or corporate power, as applicable, and authority to enter into each of the Loan Documents, and to do all such acts and things as are required hereunder and thereunder to be done, observed or performed, in accordance with their respective terms.
(d)	Each Loan Party has taken all necessary partnership or corporate action, as applicable, to authorize the creation, execution, delivery and performance of each of the Loan Documents.

(e)	Each Loan Party received all necessary consents and authorizations required under any limited partnership or shareholder agreement relating to such Loan Party, to the extent such agreements exist.
(f)	Each of the Loan Documents will constitute, when executed and delivered, valid and legally binding obligations of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that injunction and specific performance are equitable remedies available only in the discretion of the court.
(g)	Neither the borrowing of money by the Payor, the execution and delivery by the each Loan Party of the Loan Documents or any other agreement additional or collateral thereto or hereto and the issue of the Security to be issued thereunder, nor compliance with the terms and conditions hereof or thereof:
(i)	will result in a violation of any applicable Law, order, judgment, injunction, award or decree to which a Loan Party may be subject;
(ii)	will result in a breach of any of the covenants under, or constitute, with or without the giving of notice or lapse of time or both, a default under, any loan agreement, indenture, trust deed or any other agreement or instrument to which a Loan Party is a party or by which it is bound, including without limitation any loan or security arrangements in effect from time to time with any financial institution or other lender;
(iii)	will result in a breach or violation of or constitute a default under the articles of incorporation, the bylaws, the declaration of limited partnership or the limited partnership agreement of a Loan Party, as applicable; or
(iv)	requires the consent or approval of any other Person which has not been obtained.
(h)	Each Loan Party has good title to its assets, free and clear of all Liens other than Permitted Liens.
(i)	No Event of Default has occurred and no Loan Party is in default under any agreement, guarantee, indenture or instrument to which it is a party or by which it is bound, the breach of which could reasonably be expected to have a material adverse effect on its ability to perform any of its obligations under any Loan Document.
(j)	No Loan party and, to the knowledge of each Loan Party, none of its affiliates is in violation of, or intends to use any proceeds of this Promissory Note in violation of, any applicable law relating to terrorism or money laundering, including the Criminal Code (Canada) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and, in each case, the regulations promulgated thereunder or any sanction laws.

(k)	There are no actions, suits, investigations, assessments or re-assessments, arbitration or other proceedings pending or, to the knowledge of each Loan Party, or any of the Loan Party’s directors and officers threatened against or affecting any Loan Party or its respective undertakings, properties or assets, at law, in equity or before any Governmental Authority, which, if successful, would be reasonably likely to have a material adverse effect on a Loan Party, and there is not presently outstanding against any Loan Party any judgment, execution, taxing assessment or re-assessment, decree, injunction, rule, order or award of any Governmental Authority, which, if enforced, would be reasonably likely to have a material adverse effect on a Loan Party.
(l)	No Loan Party has made any assignment for the benefit of creditors nor has any receiving order been made against a Loan Party under the provisions of the Bankruptcy and Insolvency Act (Canada), nor has any petition for such an order been served upon any of them nor are there any proceedings in effect under the provisions of the Winding-up and Restructuring Act (Canada) or the Companies' Creditors Arrangement Act (Canada).
(m)	Except as disclosed in Schedule C, attached hereto, and to the best of the knowledge of the Loan Parties, all applications for Retail Licences submitted by the Loan Parties that are outstanding as of the date hereof are in good standing and no Loan Party has received any notice, order, determination, rejection or any other correspondence from any Governmental Authority or Arbitral Entity having competent jurisdiction that any such application is, or has been alleged to be by any Governmental Authority or Arbitral Entity, deficient, intended to be rejected or otherwise unlikely to be successful in obtaining the desired Retail Licence(s).
(n)	Except as disclosed in Schedule C, attached hereto, and to the best of the knowledge of the Loan Parties, (i) all Authorizations which are necessary for each Loan Party to own its assets or conduct its business as presently owned or conducted have (as applicable) been obtained and are in full force and effect in accordance with their terms, (ii) each Loan Party has performed the material obligations required to be performed by it to date under all such Authorizations, (iii) no Loan Party is in breach of or default under any such Authorizations, (iv) no Loan Party has received written or other notice of any alleged breach of or alleged default under any such Authorizations or of any intention of any Governmental Authority or Arbitral Entity to revoke or not renew any such Authorizations, and (v) no proceedings are pending or threatened, which could reasonably be expected to result in the revocation of such Authorizations.
(o)	Any and all representations and warranties made by the Payor pursuant to any of the Loan Documents are true, accurate and correct in all respects, and any and all other applications, books, records, financial statements or other documents delivered to the Payee by the Payor prior to the date hereof, in connection with the Payee's due diligence review, are, to the Payor’s knowledge, after due inquiry, true, accurate and correct in all material respects.
12.	Survival and Repetition of Representations and Warranties

The representations and warranties set out in Section 11 survive the execution and delivery of this Promissory Note and all other Loan Documents and will be deemed to be repeated by the Loan Parties as of the date of each Advance, except to the extent that on or prior to such date (a) the Payor has advised the Payee in writing of a variation in any such representation or warranty, and (b) if such variation, in the opinion of the Payee, would have a material adverse effect upon the Security or any Loan Party’s ability to pay or the ability of the Payor to perform the obligations under the Loan Documents, the Payee has approved such variation.

13.	Covenants.

Each Loan Party covenants and agrees that, at all times while this Promissory Note is in effect:

(a)	the Payor shall pay all sums when due by it as required by this Promissory Note;
(b)	the Payor shall use the proceeds of this Promissory Note only for the purposes specified herein;
(c)	except for Permitted Indebtedness, no Loan Party shall incur any additional Indebtedness (including any increase in the principal amount of any Indebtedness) without the prior written consent of the Payee (“Indebtedness” means debt for borrowed money and all guarantees of a Person with respect to the Indebtedness of others);
(d)	no Loan Party shall grant or suffer to exist any Lien in respect of any of its property except Permitted Liens;
(e)	each Loan Party shall pay or discharge, or cause to be paid or discharged, before the same will become delinquent all taxes imposed upon it or upon its income or profits or in respect of its business or property and file all tax returns in respect thereof except for any taxes in respect of which an appeal or review proceeding has been commenced, a stay of execution pending such appeal or review proceeding has been obtained or for which reserves have been established and the amounts in question do not in the aggregate materially detract from the ability of such Loan Party to carry on its businesses and to perform and satisfy all of its obligations hereunder;
(f)	each Loan Party shall provide the Payee with the Loan Documents required from time to time pursuant to this Promissory Note, accompanied by supporting resolutions, certificates and opinions in form and substance satisfactory to the Payee, acting reasonably, and do all such further acts and execute and deliver all such documents and instruments as may from time to time be requested by the Payee, acting reasonably, to ensure that the Security constitutes at all times valid, enforceable, and perfected first priority encumbrance (subject to Permitted Liens);
(g)	the Payor shall provide the Payee with prompt written notice upon its knowledge of a Change of Control;
(h)	no Loan Party shall create or acquire any subsidiary after the date of this Promissory Note unless (i) all of the issued and outstanding shares in the capital of such subsidiary are owned directly or indirectly by a Loan Party; (ii) such new subsidiary provides to the Payee guarantees and Security in a form satisfactory to the Payee, acting reasonably; and (iii) all of the issued and outstanding shares of such new subsidiary are pledged to the Payee, and in each case accompanied by legal opinions as contemplated herein;

(i)	no Loan Party shall sell, exchange, transfer, assign, lease, or otherwise dispose of its property (including the equity interests of any Guarantor) and assets or any interest therein (other than Permitted Liens) without the prior written consent of the Payee, provided always that, until an Event of Default, each Loan Party may, without the prior written consent of the Payee, (i) in the Ordinary Course of such Loan Party's business, sell inventory, (ii) sell, exchange, transfer, assign, lease, or otherwise dispose of obsolete, worn out or uneconomical property or assets, and (iii) sell, exchange, transfer, assign, lease or otherwise dispose of its property and assets or any interest therein where the fair market value of such property (other than the equity interests of any Guarantor) and assets being disposed of (determined as of the date of such disposition) exceeds $3,000,000.00 in the aggregate within one calendar year;
(j)	following an Event of Default, the Loan Parties shall make available to the Payee all books and records relating to the financial, business and corporate affairs thereof, as the case may be, for inspection by the Payee upon the Payee's reasonable request from time to time; and
(k)	the Payor will promptly notify the Payee in writing, and in reasonable detail, of the occurrence of any Event of Default, or any event or circumstance that with the passage of time would result in an Event of Default under any Loan Document.
14.	Events of Default

The following events shall be considered events of default by the Loan Parties hereunder (each, an “Event of Default”):

(a)	the Payor fails to pay when due any principal owing to the Payee under this Promissory Note when due;
(b)	the Payor fails to pay any interest or other amount (other than principal hereunder) due hereunder within five (5) business days after notice thereof from the Payee to the Payor;
(c)	if any representation or warranty made by a Loan Party in any Loan Document proves to have been incorrect in a way that could have or is expected to have a material adverse effect on the business of the Loan Parties on the date on which such representation or warranty was made or was deemed to have been made;
(d)	if any Loan Party fails to observe, perform or comply with any obligation, covenant or term contained in Sections 13 and such failure continues unremedied for a period of fourteen (14) days after notice thereof from the Payee to the Payor, and such failure has, could have or is expected to have a material adverse effect on the business of the Loan Parties;
(e)	If any Loan Party:
(i)	shall institute proceedings to be adjudicated as a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it;

(ii)	shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any Canadian federal or provincial bankruptcy law; or
(iii)	shall consent to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy;
(f)	that a court having jurisdiction over any Loan Party shall have entered a decree or order (that has not been stayed pending an appeal):
(i)	adjudging a Loan party bankrupt or insolvent, under any applicable bankruptcy laws; or
(ii)	for the appointment of a receiver, trustee or assignee in bankruptcy of a Loan Party;
(g)	that any proceedings with respect to any Loan Party is commenced under the Bankruptcy and Insolvency Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants and in the opinion of the Board of Directors of the applicable Loan Party, it will not be successful in its defense of such proceedings; or
(h)	a Change of Control occurs with respect to the Payor where (i) the Change of Control is completed with an acquiror who is not reasonably capable of performing the obligations of the Loan Parties under this Promissory Note, or (ii) the completion of such Change of Control would cause the business of the Loan Parties not to be operated in the Ordinary Course.
15.	Default Under MSA

Notwithstanding anything else herein to the contrary, the Payor shall not be in default hereunder and no “Event of Default” shall have occurred to the extent that any default, Event of Default or other failure by the Payor to comply with the terms of this Promissory Note results from breach of the Payee's obligations under the MSA.

16.	Waiver of Notice

Each Loan Party, for itself and every other person who signs, guarantees or endorses this Promissory Note (regardless of time, order or place of signing), hereby waives presentment for payment, notice of non-payment, protest and notice of protest, waives the benefits of division and discussion (if applicable), consents without necessity of notice to all extensions and renewals hereof and to the addition or release of any other person primarily or secondarily liable.

17.	Obligations Unconditional

The obligations represented by this Promissory Note are absolute and unconditional and all payments, whether on account of principal, interest, costs of collection or otherwise, shall be made in full when due, without set-off, counterclaim, abatement or deduction of any nature or for any cause whatsoever.

18.	Governing Law and Successors

This Promissory Note has been made and issued in Canada and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The rights and obligations under this Promissory Note shall ensure to the benefit of the Loan Parties and Payee and their respective successors and permitted assigns.

19.	Assignment

The obligations, rights and benefits of the Loan Parties hereunder may not be assigned by the Loan Parties.

20.	Fees and Expenses

Each of the Payor and the Payee are responsible for their own fees and expenses in connection with the preparation and negotiation of this Promissory Note and all documentation delivered thereto including, without limitation, the enforcement thereof.

21.	Notice
(a)	All notices, requests, demands or other communications to the Payor shall be given in writing by personal delivery or email addressed to [●] at #101, 17220 Stony Plain Rd, Edmonton Alberta T5S 1K6, [●], with a copy to Jon Truswell (truswellj@bennettjones.com), 4500 Bankers Hall East, 855 – 2nd Street Southwest, Calgary Alberta T2P 4K7, or at such other address or email as may be given by the Payor to the Payee in writing from time to time.
(b)	All notices, requests, demands or other communications by the Payor to the Payee shall be given in writing by personal delivery or email addressed to Zachary George at #300, 919 - 11th Avenue SW, Calgary, AB, T2R 1P3, with copies to [*] or at such other address or email as may be given by the Payee to the Payor in writing from time to time.
(c)	Any such notices, requests, demands or other communications shall be deemed to have been received when delivered, or, if sent by email, on the date of such email unless sent on a day which is not a business day or after 5:00 p.m. (local time of the recipient) on a business day, in which case it shall be deemed to have been received on the next business day following the day of such email.
22.	Counterparts and Electronic Signatures

This Promissory Note may be executed in any number of counterparts, each of which will be deemed to be an original and will be binding upon all parties, their permitted successors and permitted assigns. Delivery of an executed signature page to this Promissory Note by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Promissory Note by such party.

[Signature page follows]

Dated effective this ____ day of _______________, 2023.

PAYOR

NOVA CANNABIS INC.

By:
Name:
Title:

GUARANTORS

NOVA CANNABIS STORES GP INC.

By:
Name:
Title:

NOVA CANNABIS STORES LIMITED PARTNERSHIP BY ITS GENERAL PARTNER NOVA CANNABIS STORES GP INC.

By:
Name:
Title:

NOVA CANNABIS ANALYTICS GP INC.

By:
Name:
Title:

[Signature Page to Grid Promissory Note]

NOVA CANNABIS ANALYTICS LIMITED PARTNERSHIP BY ITS GENERAL PARTNER NOVA CANNABIS ANALYTICS GP INC.

By:
Name:
Title:

[Signature Page to Grid Promissory Note]

PAYEE

SNDL INC.

By:
Name:
Title:

[Signature Page to Grid Promissory Note]

Schedule A
Defined terms

1.	“Arbitral Entity” means any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract.
2.	“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence (including Retail Licences) or similar authorization of any Governmental Authority having jurisdiction over the Person, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.
3.	“cannabis” has the meaning given to such term in the Cannabis Act (Canada).
4.	“cannabis product” has the meaning given to such term in the Cannabis Regulations (Canada).
5.	“Capital Lease” means any lease of assets which is required to be capitalized on the balance sheet of the lessee; provided that for the purposes of this Promissory Note, any lease that would be accounted for as an operating lease under IFRS as in effect on December 31, 2018 shall be, notwithstanding any subsequent change in IFRS, deemed to be accounted for as an operating lease and not as a capital lease or a financial lease (regardless of whether such lease is entered into or assumed before or after December 31, 2018).
6.	“Change of Control” means, other than as may be contemplated by the Implementation Agreement, one or a series of transactions or events resulting in a change of control of a Loan Party, which for these purposes will include the occurrence of any of the following, directly or indirectly: (a) the acquisition by any Person, or group of Persons acting jointly or in concert, other than the Payee or its affiliates, of beneficial ownership or control over 50% or more of the outstanding voting securities of the Payor; (b) an arrangement, merger, amalgamation or other combination of the business or all or substantially all of the property of the Payor with or into any other Person, other than the Payee or its affiliates; or (c) the lease, sale, transfer or other disposition of all or substantially all of the assets of Payor on a consolidated basis to any other Person other than the Payee or its affiliates; provided that a Change of Control shall not include a lease, sale, merger, arrangement, amalgamation, reorganization or similar transaction if (i) the previous holders of voting securities of Payor immediately prior to such transaction(s) hold at least 50% of the voting control or direction in such merged, arranged, amalgamated, reorganized or other continuing entity (and, in the case of a lease, sale, transfer or other disposition of all or substantially all of the assets, in the entity which has acquired such assets) and more than 50% of the total number of outstanding shares of such entity, in each case, immediately following the completion of such transaction(s), and (ii) the previous holders of voting securities of Payor immediately prior to such transaction(s) hold such voting securities, immediately following the applicable transaction(s), in substantially the same proportions (vis a vis each other) as were held immediately prior to the completion of such transaction(s).
7.	“Contract” means any legally binding agreement, commitment, engagement, contract, licence, lease, obligation or undertaking to which a Loan Party is a party or by which a Loan Party is bound or affected or to which any of its assets is subject.

8.	“GAAP” means, with respect to any Person, generally accepted accounting principles in Canada as in effect from time to time with respect to such Person, including International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards and applied on a basis consistent with preceding years.
9.	“Governmental Authority” means any (i) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing (including the Securities Commissions); (iii) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the Toronto Stock Exchange), regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; and “Governmental Authorities” means more than one Governmental Authority, including any supranational bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.
10.	“Implementation Agreement” means the transaction implementation agreement dated December 20, 2022, between the Payor and the Payee.
11.	“Land” means real property (including a leasehold interest in land) and all buildings, improvements, fixtures and plant situated thereon.
12.	“Laws” means all federal, national, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, staff notices, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority or self-regulatory authority, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets and “Law” means any of the foregoing.
13.	“Lien” means: (i) a lien, charge, mortgage, hypothec, pledge, security interest or conditional sale agreement; (ii) an assignment, lease, consignment, trust or deemed trust that secures payment or performance of an obligation; (iii) a garnishment; and (iv) any commitment or agreement to enter into or grant any of the foregoing.
14.	“MSA” means the amended and restated management and administrative services agreement entered into between the Payee and the Payor on [●], 2023, as amended, replaced or supplemented from time to time.
15.	“Ordinary Course” means, with respect to an action taken by a party, that such action is taken in the ordinary course of the normal day-to-day operations of the business of the party consistent with past practice.
16.	“Permitted Indebtedness” means without duplication: (i) Indebtedness of a Loan Party owed in connection with the Loan Documents; (ii) Indebtedness of a Loan Party secured by Permitted Liens; (iii) indebtedness incurred in the Ordinary Course; and (iv) convertible debentures with interest and principal payable in common shares when due or on maturity.

17.	“Permitted Liens” means:
a.	Statutory Liens in respect of any amount which is not at the time overdue;
b.	Statutory Liens in respect of any amount which may be overdue but the validity of which is being contested in good faith and in respect of which reserves have been established in accordance with GAAP;
c.	Liens or rights of distress reserved in or exercisable under any lease for rent or for compliance with the terms of such lease and security deposits given under leases not in excess of six (6) months' rent;
d.	any obligations or duties affecting any Land due to any public utility or to any Governmental Authority, with respect to any franchise, grant, licence or permit in good standing and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on Land under government permits, leases or other grants in good standing; which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held;
e.	Liens incurred or deposits of cash made or pledged to secure obligations under workers' compensation legislation or similar legislation, or in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by Law, public and statutory obligations, and warehousemen's, storers', repairers', carriers' and other similar Liens and deposits;
f.	security given to a Governmental Authority to secure obligations incurred to such Governmental Authority in the Ordinary Course and not at the time overdue;
g.	Liens and privileges arising out of a judgment or an award (not otherwise constituting an Event of Default) in respect of which an appeal or proceeding for review has been commenced and a stay of execution pending such appeal or proceedings for review has been obtained, and in respect of which reserves have been established;
h.	any Lien affecting any Land arising in connection with the construction or improvement of such Land or arising out of the furnishing of materials or supplies therefor, provided that such Lien secures moneys not at the time overdue (or if overdue, the validity of which is being contested in good faith and in respect of which reserves have been established), notice of such Lien has not been given to the Payee and such Lien has not been registered against title to such Land;
i.	Liens affecting any Land arising in connection with registered restrictions, covenants, land use contracts, building schemes, declarations of covenants, conditions and restrictions, servicing agreements in favour of any Governmental Authority, easements, rights-of-way, servitudes or other similar rights in or with respect to such Land (including open space and conservation easements, restrictions or similar agreements and rights of way and servitudes for railways, water, sewer, drainage, gas and oil pipelines, electricity, light, power, telephone, telegraph, internet or cable television services and utilities) granted to or reserved by other Persons or properties, which, in the aggregate, do not materially impair the use of such Land for its intended purposes or the operation of the business thereon, and provided that same have been complied with;

j.	Liens affecting any Land arising in connection with site plan agreements, subdivision agreements, development agreements and similar instruments registered or recorded in the Ordinary Course which do not, in the aggregate, materially impair the use of such Land for its intended purposes or the operation of the business thereon, and provided that same have been complied with;
k.	Liens affecting any Land arising in connection with any right reserved to or vested in any Governmental Authority, by the terms of any permit, licence, certificate, order, grant, classification (including any zoning Laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such Person from any Governmental Authority or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which, in the aggregate, do not materially impair the use of such Land for its intended purposes or the operation of the business thereon, and provided that same have been complied with;
l.	Liens affecting any Land arising in connection with the reservations, limitations, provisos and conditions, if any, expressed in any grants of such Land from any Governmental Authority, which, in the aggregate, do not materially impair the use of such Land for its intended purposes or the operation of the business thereon, and provided that same have been complied with;
m.	Permitted Purchase Money Security Interests;

n.	Liens in favour of the Payee; and
o.	such Liens as may be approved by the Payee in writing.
18.	“Permitted Purchase-Money Security Interests” means Purchase-Money Security Interests incurred or assumed in connection with the purchase, leasing or acquisition of capital equipment in the Ordinary Course.
19.	“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.
20.	“Purchase-Money Security Interest” means (i) a Capital Lease; or (ii) a Lien on any property or asset which is created, issued or assumed to secure the unpaid purchase price thereof, provided that such Lien is restricted to such property or asset (and all additions thereto, replacements and proceeds thereof) and secures an amount not in excess of the purchase price thereof and any interest and fees payable in respect thereof.

21.	“Retail Laws” means, collectively: (i) the Laws of each of the provinces and territories of Canada applicable to the manufacture, advertisement, marketing, promotion, wholesale purchase, wholesale sale, retail sale and/or distribution of cannabis, cannabis products and/or related products and the establishment, ownership and/or operation of cannabis retail stores, including, without limitation, the Cannabis Licence Act (Ontario), the Gaming Liquor and Cannabis Act (Alberta), the Cannabis Control and Licensing Act (British Columbia), the Control and Sale of Cannabis Act (Newfoundland and Labrador), the Cannabis Control (Saskatchewan) Act and the Liquor, Gaming and Cannabis Control Act (Manitoba); and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policies, orders, rulings, terms and conditions, handbooks and guidelines of the applicable Governmental Authority or Arbitral Entity in each such jurisdiction.
22.	“Retail Licences” means, collectively, all licences, permits, authorizations, certifications and other approvals that may be issued or granted pursuant to any Retail Laws which authorize the holder thereof (and/or any directors, officers, employees, contractors and/or advisors of the holder thereof): (a) to advertise, market, promote, wholesale purchase, sell at the retail level, supply and/or distribute cannabis products; (b) to establish, own and/or operate cannabis retail stores; and/or (c) to engage in any activities that contribute to or are otherwise involved in any of the foregoing.
23.	“Statutory Lien” means a Lien in respect of any property or assets of a Loan Party created by or arising pursuant to any Laws in favour of any Governmental Authority to secure any obligation, including a Lien for the purpose of securing a Loan Party’s obligation to deduct and remit employee source deductions and goods and services tax pursuant to the Income Tax Act (Canada), the Excise Tax Act (Canada), the Canada Pension Plan (Canada), the Employment Insurance Act (Canada) and any Laws similar to or enacted in replacement of the foregoing from time to time.

Schedule B
REVOLVING FACILITY

Date	Amount of Advance	Amount of Principal Payment	Unpaid Principal Balance	Recorded By

Schedule C

RETAIL DISCLOSURE

Authorizations:

[●]